Filed Pursuant to Rule 424(b)(1)

Registration File No. 333-113410

PROSPECTUS

18,285,714 Shares

LODGIAN, INC.

Common Stock

          Lodgian, Inc. is offering 18,285,714 shares of its common stock.

          Our common stock is listed on the American Stock Exchange under the symbol “LGN.” On April 29, 2004, we announced a 1-for-3 reverse stock split that became effective on April 30, 2004. On June 21, 2004, the closing price of our common stock as reported on the American Stock Exchange was $11.01 per share.

          Investing in our common stock involves risks that are discussed in the “Risk Factors” section beginning on page 9 of this prospectus.

	Per Share	Total

Public offering price	$10.50	$191,999,997
Underwriting discount	$.6563	$12,000,914
Proceeds, before expenses, to Lodgian	$9.8437	$179,999,083

          The underwriters may also purchase up to an additional 2,742,857 shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover any overallotments.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The shares will be ready for delivery on or about June 25, 2004.

Merrill Lynch & Co.	Citigroup

Banc of America Securities LLC

Legg Mason Wood Walker
Incorporated
Raymond James

The date of the prospectus is June 22, 2004.

CROWNE PLAZA

Crowne Plaza
Houston, TX

Holiday Inn Express
Palm Desert, CA

Marriott

Marriott Denver Airport
Aurora, CO

Hotel Portfolio

InterContinental Hotels Group
Marriott International
Hilton Hotels
Choice Hotels
Carlson
Independent
LODGIAN

Crowne Plaza
Albany, NY

Holiday Inn
Silver Spring, MD

Holiday Inn
Hilton Head, SC

          You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

          References in this prospectus to “Lodgian,” “we,” “us,” “our” and “our company” refer to Lodgian, Inc. and, unless the context otherwise requires or otherwise as expressly stated, our subsidiaries.

          Lodgian and our logo are the property of Lodgian, Inc. All other brand and trade names, logos or trademarks contained or referred to in this prospectus are the property of their respective owners, and their appearance in this prospectus may not in any way be construed as participation by, or endorsement of, this offering by any of our franchisors.

          We maintain a website at www.lodgian.com. We are not incorporating the information on our website into this prospectus, and our website should not be considered a part of this prospectus.

i

FORWARD-LOOKING STATEMENTS

          This prospectus contains forward-looking statements. These statements include statements relating to our plans, strategies, objectives, expectations, intentions, industry and adequacy of resources, and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words “believes,” “anticipates,” “expects,” “intends,” “plans,” “estimates,” and “projects” and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and the impact of those events on our business, financial condition, results of operations, cash flow, liquidity and prospects and are subject to many risks and uncertainties, including, among other things:

•	Matters identified under “Risk Factors” in this prospectus;

•	The effects of regional, national and international economic conditions, including economic conditions in our individual markets;

•	Competitive conditions in the lodging industry and increases in room capacity;

•	The effects of actual and threatened terrorist attacks and international conflicts and their impact on domestic and international travel;

•	The effectiveness of changes in management and our ability to retain qualified individuals to serve in senior management positions;

•	Requirements of franchise agreements, including the right of franchisors to immediately terminate their respective agreements if we breach certain provisions, and the cost of franchise renewals;

•	Seasonality of the hotel business;

•	The financial condition of the airline industry and its impact on air travel;

•	The effect that Internet reservation channels may have on the rates that we are able to charge for hotel rooms;

•	Increases in the cost of debt and our continued compliance with the terms of our loan agreements;

•	Our high level of secured debt and the fact that all of our hotels are pledged as collateral;

•	Our ability to complete planned hotel and land parcel dispositions;

•	Our ability to continue to meet the listing requirements of the American Stock Exchange;

•	The effect of self-insured claims in excess of our reserves, or our ability to obtain adequate property and liability insurance to protect against losses or to obtain insurance at reasonable rates;

•	Potential litigation, environmental claims, and/or governmental inquiries and investigations;

•	Laws and regulations applicable to our business, including federal, state and local hotel, resort, restaurant and land use regulations, environmental, employment, labor and disability laws and regulations; and

•	The short time that the public market for our common stock has existed and the potential effects of our recent reverse stock split.

          Any of these risks and uncertainties could cause actual results to differ materially from historical results or those anticipated. Although we believe the expectations reflected in these forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained and caution you not to place undue reliance on such statements. We undertake no obligation to publicly update or revise any forward-looking statements to reflect current or future events or circumstances or their impact on our business, financial condition, results of operations, cash flow, liquidity and prospects.

ii

PROSPECTUS SUMMARY

          The following summary may not contain all of the information that may be important to you. All share and per share information set forth in this prospectus has been adjusted to reflect a 1-for-3 reverse stock split that became effective on April 30, 2004. Unless otherwise indicated, the information in this prospectus assumes that the underwriters’ overallotment option is not exercised and that a $370 million refinancing of a substantial portion of our outstanding mortgage indebtedness will be funded on the closing date of this offering under definitive agreements that are held in escrow, subject to certain conditions, until the closing date. You should read all of the information contained in this prospectus, including our consolidated financial statements and related notes and the risks of investing in our common stock discussed under “Risk Factors,” before making a decision to invest in our common stock.

Our Company

          Lodgian, Inc. is one of the largest independent owners and operators of full-service hotels in the United States in terms of our number of guest rooms and gross annual revenues, as reported by Hotel & Motel Management Magazine in September 2003. We are considered an independent owner and operator because we do not operate our hotels under our own name. We operate substantially all of our hotels under nationally recognized brands, such as “Crowne Plaza,” “Holiday Inn” and “Marriott.” We currently operate 88 hotels, with an aggregate of 16,627 rooms, located in 30 states and Canada. Of the 88 hotels, 78 hotels, with an aggregate of 14,348 rooms, are part of our continuing operations, while ten hotels, with an aggregate of 2,279 rooms, are held for sale.

          Our portfolio of 88 hotels consists of 83 hotels that we wholly own and operate through subsidiaries, four hotels that we operate in joint ventures in which we have a 50% or greater voting equity interest and exercise control, and one hotel that we operate in a joint venture in which we have a 30% non-controlling equity interest.

          Our hotels are primarily full-service properties that offer food and beverage services, meeting space and banquet facilities and compete in the midscale and upscale market segments of the lodging industry. We operate all but three of our hotels under franchises obtained from nationally recognized hospitality franchisors. We operate 60 of our hotels under franchises obtained from InterContinental Hotels Group as franchisor of the Crowne Plaza, Holiday Inn, Holiday Inn Select and Holiday Inn Express brands. We operate 15 of our hotels under franchises obtained from Marriott International as franchisor of the Marriott, Courtyard by Marriott, Fairfield Inn by Marriott and Residence Inn by Marriott brands. We operate another ten hotels under other nationally recognized brands. We believe that these strong national brands afford us many benefits, such as guest loyalty and market share premiums.

          Our corporate office is located in Atlanta, Georgia.

Lodging Industry Outlook

          We believe that we have passed the bottom of the U.S. economic and lodging industry cycle, based on industry forecasts, general economic forecasts and historical data. Smith Travel Research forecasted that revenue per available room, or RevPAR, for the U.S. lodging industry will experience annual growth of 5.2% for 2004, driven by an expected improvement in supply and demand fundamentals. Specifically, Smith Travel Research forecasted an annual increase in demand, as measured by average daily rooms sold, of 4.0% for 2004, which it forecasted will outpace the annual net increase in supply of 1.2% in 2004. Other lodging industry analysts also have forecasted RevPAR growth in 2004 and 2005. Although these are only industry forecasts, and do not apply specifically to our portfolio of hotels, based on forecasted industry fundamentals, we believe that it is an opportune time in the business cycle to own, acquire and reinvest in hotels.

Competitive Strengths

          Portfolio Improvement Strategy. Our strategy is to own and operate a portfolio of profitable, well maintained and appealing hotels at superior locations in strong markets. We are implementing this strategy by renovating and/or repositioning existing hotels to improve performance, by divesting hotels that do not meet this strategy or that are unlikely to do so without significant effort or expense, and by acquiring or investing in hotels that fit this strategy. In accordance with this strategy and our efforts to reduce debt and interest costs, in 2003 we identified 19 hotels, our one office building and three land parcels for sale. Through May 31, 2004, we have sold nine of these hotels and our one office building, and during 2004 we intend to sell the remaining assets that are held for sale. We also expect to purchase and sell other hotels in the future as we continuously seek to improve our portfolio of hotels.

          Hotel Renovation and Repositioning Program. We seek to renovate and reposition our hotels based on strategic plans designed to address the opportunities presented by each hotel and its particular market. Renovations typically include upgrading guest rooms and public areas, and may include a substantial exterior renovation to improve the hotel’s overall appearance and appeal. Repositioning typically involves upgrading a hotel to a new market segment, such as from midscale to upscale, via physical improvements, rebranding, or both. We believe that selected renovations and repositionings will enable us to improve the financial performance of our hotels by increasing both occupancy and average daily rate, or ADR. In 2002, 2003 and the first five months of 2004, we invested $26.2 million, $30.7 million and $9.0 million, respectively, in renovations and repositionings of selected hotels in our continuing operations. We intend to invest approximately $35 million from the net proceeds of this offering on capital expenditures, including renovations and repositionings of selected hotels. We believe that these investments will fund substantially all deferred capital expenditures at our hotels required by reason of our franchise agreements, undertakings we made in connection with our emergence, and the emergence of one of our subsidiaries, from bankruptcy proceedings in November 2002 and May 2003, respectively, and our own operating plan.

          Nationally Recognized Franchised Brands. We operate substantially all of our hotels under nationally recognized hotel brands. We are the second largest franchisee of InterContinental Hotels Group, which is the franchisor of the Holiday Inn, Holiday Inn Express, Holiday Inn Select and Crowne Plaza brands. We also have hotel franchise agreements with Marriott International, Hilton Hotels and three other national hospitality franchisors. We believe that, in addition to benefits in terms of guest loyalty and market share premiums, our hotels benefit from franchisors’ central reservation systems, their global distribution systems and their brand Internet booking sites. Furthermore, as an independent owner and operator of hotels, we have the flexibility to utilize the brands most suitable to a market or a property, subject to availability of the brand in that location.

          Experienced Management Team. Our management consists of an experienced team of professionals with extensive lodging industry experience led by our president and chief executive officer, W. Thomas Parrington, who has been in the lodging industry for over 30 years, including most recently as chief executive officer of Interstate Hotels Company through 1998. Our chief operating officer, Michael W. Amaral, and our three regional vice presidents have a combined 90 years of industry experience and our vice president of sales and marketing has 20 years of industry experience. We will use the experience of our management team to improve property-level performance, implement our hotel renovation and repositioning program, dispose of hotels that do not fit our portfolio improvement strategy, identify potential acquisitions and maintain our relationships with our franchisors.

          Reduced Leverage and Enhanced Financial Flexibility. We have agreed to exchange 3,941,117 shares of our common stock for 1,483,559 shares of our outstanding mandatorily redeemable 12.25% cumulative Series A Preferred Stock and intend to utilize $116.2 million (estimated as of July 26, 2004) of the net proceeds of this offering to redeem all of our outstanding Series A Preferred Stock not being exchanged. As of March 31, 2004, our total long-term debt associated with our continuing operations (including our Series A Preferred Stock, but excluding the current portion of long-term debt) was approximately $550.5 million and pro forma for the offering, the exchange and redemption of our Series A

Preferred Stock and our debt refinancing, our total long-term debt associated with our continuing operations (excluding the current portion of long-term debt) will be approximately $409.2 million, representing a 25.7% reduction.

          We have executed agreements with Merrill Lynch Mortgage Lending, Inc. to refinance a substantial portion of our outstanding mortgage debt and, on the date of the consummation of this offering, the funding of that refinancing will be completed, which is a condition to completing this offering. As a result, our maturing debt (excluding principal amortizations) will total none and $5.5 million in the remainder of 2004 and 2005, respectively. Among other things, the refinancing will:

•	extend the maturities of approximately $354 million of our indebtedness;

•	cause $260 million of our mortgage debt, previously bearing interest at a floating rate, to bear interest at a fixed rate; and

•	ease certain of the covenant limitations imposed upon us.

          We believe these actions, as well as our intent to use a portion of the net proceeds from the sale of selected assets as part of our portfolio improvement strategy to repay a portion of our debt, will provide us with a stronger balance sheet and greater operating and financial flexibility.

          Net Operating Loss Carryforwards Available to Offset Our Taxable Income. As of December 31, 2003, we had approximately $270 million of historical net operating loss carryforwards for federal income tax purposes. To the extent that we do not have sufficient future taxable income to offset these net operating loss carryforwards, unused losses will expire between 2004 and 2023. Our ability to use these net operating loss carryforwards to offset future income is also subject to annual limitations under the Internal Revenue Code, and we anticipate that our use of net operating losses will be subject to an annual limitation of approximately $8.3 million.

Growth Strategy

          Internal Growth. We believe that occupancy and ADR, and consequently RevPAR, in our continuing operations will increase as a result of an expected improvement in lodging industry supply and demand fundamentals, our hotel renovation and repositioning program and our strong management team. We believe our planned capital expenditures and operational improvements will generate increased revenues and enhance our financial performance. During the first quarter of 2004, our RevPAR improved 5.6% compared to the first quarter of 2003. Additionally, we will continue to monitor the ongoing performance of our hotels as part of our portfolio improvement strategy.

          Growth from Hotel Acquisitions. Based on the expected improvement in lodging industry fundamentals, we believe it is an opportune time in the lodging industry cycle to own and acquire hotels. We intend to acquire or invest in additional hotels primarily through joint ventures with other investors. We currently have five joint ventures and we believe that entering into joint ventures will enable us to increase our revenues and enhance our financial performance from both the management fees we would receive for managing the hotels owned by the joint ventures, as well as from our ownership interest in those hotels. Under certain circumstances, we also may seek to acquire select hotels on a wholly-owned basis.

          We intend to focus our acquisition and investment efforts on limited service, midscale and upscale hotels that are less than five years old, contain approximately 100 to 250 rooms and enhance our brand diversification.

Corporate History

          Lodgian was formed as a new parent company in a merger of Servico, Inc. and Impac Hotel Group, LLC in December 1998. Servico was incorporated in Delaware in 1956 and was an owner and operator of hotels under a series of different entities. Impac was a private hotel ownership, management and development company organized in Georgia in 1997 through a reorganization of predecessor entities. After the consummation of the merger, our portfolio consisted of 142 hotels.

          Between December 1998 and the end of 2001, a number of factors, including our heavy debt load, a lack of available funds to maintain the quality of our hotels, a weakening U.S. economy, and the severe decline in travel after the terrorist attacks on September 11, 2001, combined to place adverse pressure on our cash flow and liquidity. As a result, on December 20, 2001, Lodgian and substantially all of our subsidiaries that owned hotels filed for voluntary reorganization under Chapter 11 of the Bankruptcy Code. At the time of the filing, our portfolio consisted of 106 hotels.

          Following the consummation of our reorganization, we emerged from Chapter 11 with 97 hotels, eight of our hotels having been conveyed to a lender in satisfaction of outstanding debt obligations and one hotel having been returned to the lessor of a capital lease of the property. Of these 97 hotels, 78 hotels emerged from Chapter 11 on November 25, 2002, 18 hotels emerged from Chapter 11 on May 22, 2003 and one hotel never filed under Chapter 11. All of our pre-Chapter 11 unsecured and secured debt obligations were restructured or otherwise settled in our reorganization. Certain pre-Chapter 11 unsecured claims remain subject to compromise. These remaining claims have been fully accrued in our financial statements and are payable solely out of the disputed claims reserve, which consists of 28,200 shares of our common stock and 79,278 shares of our Series A Preferred Stock having an aggregate liquidation preference of approximately $2.0 million (issued pursuant to our reorganization plan but not yet distributed to claimants), and cash in a total amount that currently is below $100,000. We intend to use a portion of the net proceeds from this offering to redeem all of our Series A Preferred Stock not being exchanged for our common stock in the Preferred Share Exchange as discussed below under the heading “— Preferred Share Exchange”. From and after the redemption date, we intend to substitute for the shares of Series A Preferred Stock held in the disputed claims reserve an amount of cash equal to the liquidation preference of those shares, plus accrued dividends and a 4% prepayment premium.

          Pursuant to our portfolio improvement strategy, during 2003 and through May 31, 2004, we sold nine hotels and our one office building. Our current hotel portfolio consists of 88 hotels, 78 of which are reflected in continuing operations (including one hotel that we do not consolidate).

Preferred Share Exchange

          We have agreed to exchange shares of our common stock, at the public offering price per share of common stock in this offering, for certain shares of our Series A Preferred Stock held by (1) certain affiliates of, and investment accounts managed by, Oaktree Capital Management, LLC, (2) an affiliate of Blackstone Real Estate Advisors and (3) Merrill Lynch, Pierce, Fenner & Smith Incorporated, immediately following this offering (the “Preferred Share Exchange”). The shares of Series A Preferred Stock will be valued at 104% of the sum of their liquidation value plus accrued and unpaid dividends (which is equivalent to the price that would be paid if those shares of Series A Preferred Stock were redeemed on the exchange date). We will exchange 3,941,117 shares of our common stock for 1,483,559 shares of Series A Preferred Stock in the Preferred Share Exchange. Of those amounts, 851,736 shares of Series A Preferred Stock are held by Oaktree, 394,889 are held by Blackstone and 236,934 are held by Merrill Lynch. Representatives of Oaktree and Blackstone serve on our board of directors, and Merrill Lynch is a joint lead managing underwriter for this offering. In the Preferred Share Exchange, Oaktree, Blackstone and Merrill Lynch will receive approximately 2,262,661, 1,049,034 and 629,422 shares of our common stock, respectively. They have each agreed to hold all shares received in the Preferred Share Exchange until December 22, 2004, and at least half of the shares so received until March 22, 2005. We have agreed to register the resale of such shares with the Securities and Exchange Commission. We intend to use approximately $116.2 million from the net proceeds of this offering to redeem all shares of our Series A Preferred Stock not being exchanged for common stock in the Preferred Share Exchange. This amount includes $44.1 million of the net proceeds from this offering to redeem the remaining 933,346 shares of Preferred Stock held by Oaktree, 394,890 shares of Preferred Stock held by Blackstone and 236,933 shares of Preferred Stock held by Merrill Lynch.

Our Portfolio

          Set forth below is a summary of our current hotel portfolio, organized by franchisor, with the brand, number of hotels and rooms represented by each, in continuing operations and discontinued operations (including one hotel that we do not consolidate):

	Continuing		Discontinued
	Operations		Operations		Total

	No. of	No. of	No. of	No. of	No. of	No. of
	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms

InterContinental Hotels Group PLC (IHG)
Holiday Inn	36	6,737	8	1,693	44	8,430
Holiday Inn Express	4	504	—	—	4	504
Holiday Inn Select	4	1,096	1	397	5	1,493
Crowne Plaza(1)	7	1,902	—	—	7	1,902

Total IHG	51	10,239	9	2,090	60	12,329
Marriott International, Inc.
Marriott	1	238	—	—	1	238
Courtyard by Marriott	7	760	—	—	7	760
Fairfield Inn by Marriott	5	563	—	—	5	563
Residence Inn by Marriott	2	177	—	—	2	177

Total Marriott	15	1,738	—	—	15	1,738
Hilton Hotels Corporation
Hilton	3	587	—	—	3	587
DoubleTree	1	189	—	—	1	189

Total Hilton	4	776	—	—	4	776
Choice Hotels International, Inc.
Clarion	2	590	—	—	2	590
Quality	2	307	—	—	2	307

Total Choice	4	897	—	—	4	897
Starwood Hotels & Resorts Worldwide, Inc.
Four Points	—	—	1	189	1	189
Carlson Companies
Radisson	1	163	—	—	1	163
Non-Franchised Hotels	3	535	—	—	3	535

Total All Hotels	78	14,348	10	2,279	88	16,627

(1)	The mortgage debt for our Crowne Plaza Hotel, in Macon, Georgia, matures on June 30, 2004, and we have escrowed foreclosure documents with respect to this debt; however, we expect to repay this debt as part of the Merrill Lynch Mortgage Lending, Inc. refinancing.

The Offering

Common stock offered	18,285,714 shares

Common stock outstanding after this offering and the Preferred Share Exchange(1)	24,531,157 shares

Use of proceeds	We estimate that the net proceeds of this offering will be $177.0 million. We intend to use the net proceeds from this offering:

• to redeem all shares of our Series A Preferred Stock not being exchanged for common stock in the Preferred Share Exchange ($116.2 million, estimated as of July 26, 2004).

• to fund approximately $35.2 million of capital expenditures, consisting of:

• a lender-controlled reserve account relating to hotels securing our refinancing debt ($22.7 million) and

• capital expenditures related to renovations and repositionings of other selected hotels ($12.5 million).

• to fund a reserve account pursuant to other requirements in our debt refinancing agreements ($3 million).

• for general corporate purposes, including funding our growth strategy.

American Stock Exchange symbol	LGN

Risk Factors	See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our common stock.

(1)	The number of shares of common stock outstanding after this offering is based on 2,304,326 shares of our common stock outstanding as of June 21, 2004, as adjusted to give effect to this offering and the Preferred Share Exchange. The number of shares outstanding after this offering excludes 28,200 shares of common stock held in a disputed claims reserve pending final resolution of Chapter 11 claims. The number of shares of common stock outstanding after this offering also excludes 2,928,175 shares of common stock reserved for issuance under our Stock Incentive Plan, including options to purchase 153,847 shares of common stock at a weighted average option price of $13.89, options to purchase 377,500 shares of common stock to be awarded on the closing date of this offering at a price per share equal to the fair market value of the common stock determined in accordance with our Stock Incentive Plan, and 68,048 restricted stock units representing the right to receive an equal number of shares of common stock. The number of shares of common stock outstanding also excludes 503,546 shares reserved for issuance upon the exercise of outstanding Class A warrants to purchase our common stock at an exercise price of $54.87 per share and 343,122 shares reserved for issuance upon the exercise of outstanding Class B warrants to purchase our common stock at an exercise price of $76.32 per share. In addition, the number of shares of common stock outstanding after this offering assumes that the underwriters’ overallotment option is not exercised. If the overallotment option is exercised in full, we will issue and sell an additional 2,742,857 shares of common stock.

Summary Consolidated Financial and Operating Data

          We present, in the table below, summary financial data derived from our historical financial statements for the three years ended December 31, 2003 and for the three months ended March 31, 2004 and 2003. On November 22, 2002, in connection with our emergence from Chapter 11 and in accordance with GAAP (generally accepted accounting principles in the U.S.) requiring fresh start reporting, we restated our assets and liabilities to reflect their fair values. As a result, our financial statements for the periods subsequent to November 22, 2002 are those of a new reporting entity and are not comparable with the financial statements for periods on or prior to November 22, 2002. For this reason, we use the term “successor” when we refer to periods subsequent to November 22, 2002 and the term “predecessor” when we refer to periods on or prior to November 22, 2002. In certain places in this prospectus, we have combined the predecessor’s results for the period January 1, 2002 to November 22, 2002 with the successor’s results for the period November 23, 2002 to December 31, 2002 and refer to it as the 2002 Combined Period.

	Successor				Predecessor

	Three months
	ended March 31,		Year ended	November 23,	January 1, to	Year ended
			December 31,	to December 31,	November 22,	December 31,
	2004	2003	2003	2002	2002	2001

	(in thousands, except per				(in thousands, except per
	share data)				share data)
Income statement data:
Revenues — continuing operations	$76,805	$73,379	$311,414	$25,306	$299,267	$351,072
Revenues — discontinued operations	10,740	12,286	61,137	6,441	78,757	96,484
Revenues — continuing and discontinued operations	87,545	85,665	372,551	31,747	378,024	447,556
(Loss) income — continuing operations	(6,384)	(5,841)	(27,074)	(6,745)	16,999	(87,537)
Loss — discontinued operations, net of taxes	(702)	(3,243)	(4,603)	(2,581)	(4,633)	(55,227)
Net (loss) income	(7,086)	(9,084)	(31,677)	(9,326)	12,366	(142,764)
Net (loss) income attributable to common stock	(7,086)	(12,860)	(39,271)	(10,836)	12,366	(142,764)
(Loss) income from continuing operations attributable to common stock before discontinued operations	(6,384)	(9,617)	(34,668)	(8,255)	16,999	(87,537)
Earnings per common share, basic and diluted:
(Loss) income — continuing operations	(2.74)	(2.50)	(11.60)	(2.89)	0.60	(3.09)
Loss — discontinued operations, net of taxes	(0.30)	(1.39)	(1.98)	(1.11)	(0.17)	(1.95)
Net (loss) income	(3.04)	(3.89)	(13.58)	(4.00)	0.43	(5.04)
Net (loss) income attributable to common stock	(3.04)	(5.51)	(16.83)	(4.64)	0.43	(5.04)
(Loss) income from continuing operations attributable to common stock before discontinued operations	(2.74)	(4.12)	(14.86)	(3.54)	0.60	(3.09)
Basic and diluted weighted average shares(1)	2,334	2,333	2,333	2,333	28,480	28,350
Balance sheet data (at period end):
Total assets	$695,793		$709,174	$762,164	$967,131	$975,362
Assets held for sale	55,788		68,567	—	—	—
Long-term debt(2)	550,506		551,292	389,752	7,215	7,652
Liabilities related to assets held for sale	47,340		57,948	—	—	—
Liabilities subject to compromise(2)	—		—	93,816	926,387	925,894
Mandatorily redeemable 12.25% cumulative Series A Preferred Stock(3)	—		—	126,510	—	—
Total liabilities	659,807		666,248	553,581	990,682	982,043
Total liabilities and Series A Preferred Stock	659,807		666,248	680,091	990,682	982,043
Total stockholders’ equity (deficit)	33,519		40,606	78,457	(28,841)	(6,681)

(1)	The number of shares in the successor period ended December 31, 2002 represents the shares issued on the consummation of the first of the two plans of reorganization on November 25, 2002. The 28,479,837 old shares were cancelled and 2,333,333 shares were issued, including shares held in a disputed claims reserve. The common share and per share data for the successor presented in this table have been adjusted to reflect our 1-for-3 reverse stock split that became effective on April 30, 2004.

(2)	Reported long-term debt was affected in 2001 by our filing for Chapter 11. On the filing of Chapter 11, all our debts (except the debt relating to a non-filed entity) and certain other liabilities were classified as liabilities subject to compromise. On emergence from Chapter 11, some of our debt was discharged. The remaining long-term debt and other settled claims were reclassified out of liabilities subject to compromise to long-term debt (if long-term) and current liabilities (if short-term).

(3)	The Series A Preferred Stock was issued on November 25, 2002. At December 31, 2002, the Series A Preferred Stock was classified between long-term debt and equity on our consolidated balance sheet, called the mezzanine section. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 150, Accounting for Certain Financial Instruments with

Characteristics of both Liabilities and Equity which was effective on July 1, 2003, we reclassified the Series A Preferred Stock to long-term debt. The Series A Preferred Stock outstanding was $146.5 million at March 31, 2004, $130.3 million at March 31, 2003, $142.2 million at December 31, 2003 and $126.5 million at December 31, 2002. In addition, the dividends for the applicable periods from July 1, 2003 to March 31, 2004 were reported in interest expense. In accordance with SFAS No. 150, we continued to show the dividends for the periods from January 1, 2003 to June 30, 2003 and from November 23, 2002 to December 31, 2002 as deductions from retained earnings.

          We believe that results of operations in the lodging industry are best explained by three key performance measures: occupancy, average daily rate, or ADR, and revenue per available room, or RevPAR, levels. These measures are influenced by a variety of factors, including national, regional and local economic conditions, the degree of competition with other hotels in the area and changes in travel patterns. The demand for accommodations is also affected by normally recurring seasonal patterns and most of our hotels experience lower occupancy levels in the fall and winter months (November through February) generally resulting in lower revenues, lower net income and less cash flow during these months. RevPAR is derived by dividing room revenues by the number of available room nights for a given period or, alternatively, by multiplying the occupancy by the ADR.

          Earnings before interest, taxes, depreciation and amortization, or EBITDA, is a widely used industry measure of performance and also is used in the assessment of hotel property values. EBITDA is not a GAAP measure and should not be used as a substitute for measures such as net income (loss), cash flows from operating activities, or other measures computed in accordance with GAAP. We believe that EBITDA provides pertinent information to investors as an additional indicator of our performance.

          Presented below are the following:

•	Occupancy, ADR and RevPAR for the 78 hotels in our continuing operations for the three months ended March 31, 2004 and 2003 and for 2003, the 2002 Combined Period and 2001; and

•	EBITDA for the 77 hotels that we consolidate in our continuing operations for the three months ended March 31, 2004 and 2003 and for 2003, the 2002 Combined Period and 2001 (we do not calculate EBITDA for our non-controlling equity interest in one hotel because we account for it under the equity method).

		Three months
		Ended March 31,			2002
	No. of				Combined
	Hotels	2004	2003	2003	Period	2001

Occupancy	78	59.0%	56.6%	59.7%	61.4%	63.0%
ADR	78	$75.65	$74.64	$74.34	$74.83	$77.39
RevPAR	78	$44.59	$42.23	$44.35	$45.94	$48.77
EBITDA (in thousands)(1)	77	$12,898	$7,853	$50,953	$43,763	$41,862

(1)	We present a reconciliation of EBITDA, a non-GAAP measure, with our (loss) income from continuing operations in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — EBITDA.” The three months ended March 31, 2004 and 2003 EBITDA figures presented in the table include $0.2 million and $2.2 million of post-emergence Chapter 11 related expenses, respectively, that were reported in general, administrative and other, and the three months ended March 31, 2003 EBITDA figure includes $1.2 million of reorganization expenses. The 2003 and 2002 Combined Period EBITDA figures presented in the table include $1.4 million and $22.3 million of reorganization expenses, respectively, and $4.6 million and $0.8 million of post-emergence Chapter 11 related expenses, respectively, that were reported in general, administrative and other. The 2001 EBITDA figure presented in the table includes $21.7 million of reorganization expenses.

RISK FACTORS

          An investment in the shares of our common stock involves a high degree of risk. In addition to the other information in this prospectus, the following risk factors should be considered carefully in evaluating an investment in our common stock. If any of the following risks actually occur, our business, financial condition, results of operations, cash flow, liquidity and prospects are likely to suffer. In that case, the trading price of our common stock could decline and you may lose all or part of your investment in our common stock.

Refinancing Risk

This offering is contingent upon the refinancing with Merrill Lynch Mortgage of a substantial portion of our outstanding mortgage debt.

          We have executed agreements with Merrill Lynch Mortgage Lending, Inc. (“Merrill Lynch Mortgage”), an affiliate of one of our underwriters, to refinance approximately (1) $291 million of our outstanding mortgage debt with Merrill Lynch Mortgage, (2) $56 million of our outstanding mortgage debt with The Lehman Brothers Holdings, Inc. (“Lehman”) and (3) $7 million of the outstanding mortgage debt of Macon Hotel Associates, L.L.C., an entity in which we own a 60% interest. On the date of the consummation of this offering, the funding of the $370 million refinancing by Merrill Lynch Mortgage (the “Refinancing Debt”) (which includes fees for the Refinancing Debt and prepayment penalties for the existing debt being refinanced) will be completed, which is a condition to the completion of this offering. This Refinancing Debt will be comprised of a $110 million floating rate loan and four separate fixed rate loans totaling $260 million ranging in principal amounts from approximately $61.5 million to $67.9 million (individually, a “Refinancing Loan” and collectively, the “Refinancing Loans”).

          The completion of the Refinancing Debt is subject to the following conditions, as to the satisfaction of which no assurance can be given:

•	no material adverse change in the fair market value of the mortgaged hotels or the financial condition of our company and its subsidiaries taken as a whole; and

•	no material disruption or material adverse change in current financial, banking or capital market conditions that, in the sole reasonable judgment of Merrill Lynch Mortgage, could materially impair the satisfactory syndication of the loans.

Risks Related to Our Business

We may not be able to meet the requirements imposed by our franchisors in our franchise agreements and therefore could lose the right to operate one or more hotels under a national brand and default under one of our loan agreements.

          We operate substantially all of our hotels pursuant to franchise agreements with franchisors for nationally recognized hotel brands. The franchise agreements generally contain specific standards for, and restrictions and limitations on, the operation and maintenance of a hotel in order to maintain uniformity within the franchisor system. The standards are subject to change over time. Compliance with any new standards could cause us to incur significant expenses and capital expenditures.

          If we do not comply with standards or terms of any of our franchise agreements, those franchise agreements may be terminated after we have been given notice and an opportunity to cure the noncompliance or default. As of May 31, 2004, we have been notified that we were not in compliance with some of the terms of seven of our franchise agreements and have received default and termination notices from franchisors with respect to an additional three hotels. We cannot assure you that we will be able to complete our action plans (which we estimate will cost approximately $3.1 million) to cure the alleged instances of noncompliance and default prior to the specified termination dates or be granted additional time in which to cure any defaults or other noncompliance.

          In addition, as part of our bankruptcy reorganization proceedings, we entered into stipulations with each of our major franchisors setting forth a timeline for completion of capital expenditures for some of our hotels. However, as of May 31, 2004, we have not completed the required capital expenditures for 32 hotels (including one of the hotels for which we have received a default and termination notice from the franchisor) in accordance with the stipulations and we estimate that the cost of completing these required capital expenditures is $22.3 million. The franchisor could therefore seek to declare its franchise agreement in default and could seek to terminate the franchise agreement.

          If a franchise agreement is terminated, we will either select an alternative franchisor or operate the hotel independently of any franchisor. However, terminating or changing the franchise affiliation of a hotel could require us to incur significant expenses, including franchise termination payments and capital expenditures. Moreover, the loss of a franchise agreement could have a material adverse effect upon the operations or the underlying value of the hotel covered by the franchise because of the loss of associated guest loyalty, name recognition, marketing support and centralized reservation systems provided by the franchisor. Loss of a franchise agreement may result in a default under, and acceleration of, the related mortgage debt. In particular, we would be in default under a Refinancing Loan if we experience either:

•	multiple franchise agreement defaults for hotels whose allocated loan amounts total 10% or more of the outstanding principal amount of such Refinancing Loan;

•	the termination of franchise agreements for one or more of the hotels whose allocated loan amounts represent more than 5% of the outstanding principal amount of such Refinancing Loan, and such hotels continue to operate for more than five consecutive days without being subject to replacement franchise agreements; or

•	a franchise termination for any hotel currently subject to a franchise agreement that remains without a franchise agreement for more than six months.

A single franchise agreement termination could materially and adversely affect our revenues, cash flow and liquidity.

          In connection with this offering and the Refinancing Debt, we have agreed to renew during 2004 our 15 Marriott franchise agreements and to pay, over a three year period, a fee aggregating approximately $500,000, subject to offsets. In connection with these renewals, and after Marriott reviews the capital improvements we have made at our Marriott franchised hotels during 2004, Marriott may in its reasonable business judgment require us to make additional property improvements and to place amounts into a reserve account for the purpose of funding those property improvements.

          Our current franchise agreements terminate at various times and have differing remaining terms. For example, the terms of five, thirteen and nine of our franchise agreements are scheduled to expire in 2004, 2005 and 2006. As a condition to any franchise agreement renewal, our franchise agreements frequently contemplate a renewal application process, which may require substantial capital improvements to be made to the hotel and substantial increases in franchise fees payable to the franchisor. Significant unexpected capital expenditures and franchise fees would adversely affect our results of operations and cash flows.

Hotels require a high level of capital expenditures, maintenance and repairs and if we are not able to meet these requirements of our hotels appropriately, our business, cash flow and operating results will suffer.

          In order to maintain our hotels in good condition and attractive appearance, it is necessary to replace furnishings, fixtures and equipment periodically, generally every five to seven years, and to maintain and repair public areas and exteriors on an ongoing basis. Due to a lack of available funds, made worse by our heavy debt load, weakness in the U.S. economy, and the severe decline in travel in the aftermath of the terrorist attacks of September 11, 2001, we have deferred many capital expenditures on our hotels. If we do not make the maintenance, repairs and capital improvements that we have planned to make using the proceeds of this offering and our other sources of funds, occupancy and room rates could fall, thereby adversely affecting our operating results and cash flow, and we risk termination of franchise agreements at the affected hotels. Further, the process of renovating a hotel can be disruptive to operations, and a failure to properly plan and execute renovations and to schedule them during seasonal declines in business can result in renovation displacement, an industry term for a temporary loss of revenue due to implementing renovations.

All of our hotels are pledged as collateral for mortgage loans, and we have a significant amount of debt that could limit our operational flexibility or otherwise adversely affect our financial condition.

          Pro forma for the offering, the Preferred Share Exchange, the redemption of the remaining Series A Preferred Stock and the Refinancing Debt, we will have $458.7 million of total long-term debt outstanding ($409.2 million of which will be associated with our continuing operations, net of the current portion of our long-term debt). We are subject to the risks normally associated with significant amounts of debt, such as:

•	We may not be able to repay, refinance or extend our maturing indebtedness on favorable terms or at all;

•	If we are unable to refinance or extend the maturity of our maturing indebtedness, we may not otherwise be able to repay such indebtedness. Debt defaults could lead to us being forced to sell one or more of our hotels on unfavorable terms or, in the case of secured debt, convey the mortgaged hotel(s) to the lender, causing a loss of any anticipated income and cash flow from, and our invested capital in, such hotel(s);

•	Substantially all of our hotels will be pledged as collateral for mortgage loans, which at the closing of this offering and as adjusted to reflect the Refinancing Debt will total approximately $452.3 million as of March 31, 2004 and represented 77.8% of the book value of our hotel property, plant and equipment, net, and, as a result, we have limited flexibility to sell our hotels to satisfy cash needs;

•	Increased vulnerability to downturns in our business, the lodging industry and the general economy;

•	Our cash flow from operations may be insufficient to make required debt service payments;

•	Our ability to obtain other financing to fund future working capital, capital expenditures and other general corporate requirements may be limited;

•	We may be required to dedicate a substantial portion of our cash flow from operations to debt service payments, reducing the availability of our cash flow to fund working capital, capital expenditures, and other needs and placing us at a competitive disadvantage with other companies that have greater resources and/or less debt;

•	Our flexibility in planning for, or reacting to, changes in our business and industry may be restricted, placing us at a competitive disadvantage to our competitors with greater financial strength than we have; and

•	As a result of limitations contained in our debt agreements on the ability of our subsidiaries to distribute any excess cash flow to us, we currently are, and may in the future be, unable to pay dividends on our common stock or to access such cash flow for other purposes.

The terms of our debt instruments place many restrictions on us, which reduce operational flexibility and create default risks.

          Our debt instruments, including the Refinancing Debt, will subject us to financial covenants, including leverage and coverage ratios. Our compliance with these covenants depends substantially upon the financial results of our hotels. In particular, the Refinancing Debt requires minimum debt yield and debt service coverage ratios. The fixed rate and floating rate Refinancing Loans provide that when either (i) the debt yield for the hotels securing the respective loans for the trailing 12-month period is below 9% during the first year and 10%, 11%, 12% and 13% during each of the next four years of the loans, respectively (in the case of the floating rate loan, to the extent the loan is extended for a third, fourth or fifth year), or (ii) with respect to the floating rate loan, the debt service coverage ratio for the hotels securing the floating rate loan is below 1.30x in the fourth year of the loan, if extended, or 1.35x in the fifth year of the loan, if extended, excess cash flows produced by the mortgaged hotels securing the applicable loan (after payment of operating expenses, management fees, required reserves, service fees, principal and interest) must be deposited in a restricted cash account. These funds can be used for the prepayment of the applicable fixed or floating rate Refinancing Loan in an amount required to satisfy the applicable test, capital expenditures reasonably approved by the lender for the hotels securing the applicable loan, and up to an aggregate $3.0 million of scheduled principal and interest payments due under the applicable loan. Funds will no longer be deposited into the restricted cash account when the debt yield ratio and, if applicable, the debt service coverage ratio for the hotels securing the applicable Refinancing Loan are sustained above the minimum requirements for three consecutive months.

          Through our wholly-owned subsidiaries, we owe approximately $10.6 million under industrial revenue bonds secured by the Holiday Inns Lawrence, Kansas and Manhattan, Kansas hotels. For the year ended December 31, 2003, the cash flows of the two hotels were insufficient to meet the minimum debt service coverage ratio requirements. If the bond trustee were to assert its rights against us under the indenture and declare a default, we estimate that it would cost us approximately $250,000 to remedy the default. If a default were declared and not cured, the two hotels would be subject to foreclosure and we would be obligated to reimburse bondholders pursuant to a partial guaranty of approximately $1.4 million. In addition, we could be obligated to pay our franchisor liquidated damages in the amount of $1.3 million.

          The restrictive covenants in our debt documents may reduce our flexibility in conducting our operations and may limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with our debt documents, including these restrictive covenants, may result in additional interest being due and would constitute an event of default, in some cases with notice or the lapse of time, that, if not cured or waived, could result in the acceleration of the defaulted debt and the sale or foreclosure of the affected hotels. As noted above, under certain circumstances the termination of a hotel franchise agreement could also result in the same effects. A foreclosure would result in a loss of any anticipated income and cash flow from, and our invested capital in, the affected hotel. No assurance can be given that we will be able to repay, through financings or otherwise, any accelerated indebtedness or that we will not lose all or a portion of our invested capital in any hotels that we sell in such circumstances.

Rising interest rates could have an adverse effect on our cash flow and interest expense.

          A significant portion of our indebtedness is, or will be, subject to variable interest rates (including $110 million of the Refinancing Debt upon the closing thereof). In the future, we may incur additional indebtedness bearing interest at a variable rate, or we may be required to refinance our existing indebtedness at higher interest rates. Accordingly, increases in interest rates will increase our interest expense and adversely affect our cash flow, reducing the amounts available to make payments on our indebtedness, fund our operations and our capital expenditure program, make acquisitions or pursue other business opportunities.

To service our indebtedness, we require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and a cash shortfall could adversely affect our ability to fund our operations, planned capital expenditures and other needs.

          Our ability to make payments on and to refinance our indebtedness and to fund our operations, planned capital expenditures and other needs will depend on our ability to generate cash in the future. Various factors could adversely affect our ability to meet operating cash requirements, many of which are subject to the operating risks inherent in the lodging industry and therefore are beyond our control. These risks include the following:

•	Dependence on business and leisure travelers, who have been and continue to be affected by threats of terrorism, or other outbreaks of hostilities, and whose lodging needs may otherwise fluctuate and be seasonal;

•	Cyclical overbuilding in the lodging industry;

•	Varying levels of demand for rooms and related services;

•	Competition from other hotels, motels and recreational properties, some of which may be owned or operated by companies having greater marketing and financial resources than we do;

•	Effects of economic and market conditions;

•	Decreases in air travel;

•	Fluctuations in operating costs;

•	Changes in governmental laws and regulations that influence or determine wages or required remedial expenditures;

•	Changes in interest rates and in the availability, cost and terms of credit; and

•	The perception of the lodging industry and companies in the debt and equity markets.

The value of our hotels and our ability to repay or refinance our debt are dependent upon the successful operation and cash flows of the hotels.

          The value of our hotels is heavily dependent on their cash flows. If cash flows decline, the hotel values may also decline and the ability to repay or refinance our debt could also be adversely affected. Factors affecting the performance of our hotels include, but are not limited to, construction of competing hotels in the markets served by our hotels, loss of franchise affiliations, the need for renovations, the effectiveness of renovations or repositionings in attracting customers, changes in travel patterns and adverse economic conditions.

          We may not be able to fund future capital needs, including necessary working capital, funds for capital expenditures or acquisition financing, from operating cash flow. Consequently, we may need to rely on third-party sources to fund our capital needs. We may not be able to obtain the financing on favorable terms or at all, which could materially and adversely affect our operating results, cash flow and liquidity. Any additional debt we incur will increase our leverage, which would reduce our operational flexibility and increase our risk exposure. Our access to third-party sources of capital depends, in part, on:

•	general market conditions;

•	the market’s perception of our growth potential;

•	our current debt levels and property encumbrances;

•	our current and expected future earnings;

•	our cash flow and cash needs; and

•	the market price per share of our common stock.

If we are not able to implement our growth strategy, we may not be able to improve our financial performance.

          Following the completion of this offering, we intend to pursue a full range of growth opportunities, including identifying hotels for renovation, repositioning, acquisition or investment. We cannot assure you that the execution of our growth strategy will produce improved financial performance at the affected hotels. We compete for acquisition opportunities with national and regional hospitality companies, many of which have greater name recognition, marketing support and financial resources than we do. Our ability to make acquisitions and investments is dependent upon, among other things, our relationships with owners of existing hotels, our ability to identify suitable joint venture partners and to identify and consummate joint venture opportunities, financing acquisitions and successfully integrating new hotels into our operations. We cannot assure you that suitable hotels for acquisition, investment, management or rebranding, or a desired nationally recognized brand in a particular market, will be available on favorable terms or at all. Our failure to compete successfully for acquisitions, to finance those acquisitions on favorable terms, to attract or maintain relationships with hotel owners and major hotel investors, or to achieve favorable returns on investments in hotel acquisitions, renovations and repositionings, could adversely affect our ability to expand our system of hotels. An inability to implement our growth strategy successfully would limit our ability to grow our revenues, net income and cash flow.

Our current and future joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on joint venture partners’ financial condition and performance and any disputes that may arise between us and our joint venture partners.

          We currently have an ownership interest in five of our hotels through joint ventures. We anticipate that a significant portion of any future hotel acquisitions will be made through joint ventures, although no assurance can be given that we will identify suitable joint venture partners or opportunities or enter into joint venture agreements on favorable terms or at all. We generally will not be in a position to exercise sole decision-making authority regarding the hotels owned through such joint ventures. Investments in joint ventures may, under certain circumstances, involve risks not present when a third party is not involved, including the possibility that joint venture partners might become bankrupt or fail to fund their share of required capital contributions. Joint venture partners may have business interests, strategies or goals that are inconsistent with our business interests, strategies or goals and may be, and in cases where we have a minority interest will be, in a position to take actions contrary to our policies, strategies or objectives. Joint venture investments also entail a risk of impasse on decisions, such as acquisitions or sales, because neither we nor our joint venture partner would have full control over the joint venture. Any disputes that may arise between us and our joint venture partners may result in litigation or arbitration that could increase our expenses and could prevent our officers and/or directors from focusing their time and effort exclusively on our business strategies. Consequently, actions by or disputes with our joint venture partners might result in subjecting hotels owned by the joint venture to additional risks. In addition, we may in certain circumstances be liable for the actions of our third-party joint venture partners.

Because fresh start reporting will make future financial statements difficult to compare with our historical financial statements, it may be difficult for investors to measure our financial performance or assess our prospects for growth.

          In accordance with the requirements of SOP 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code, we adopted fresh start reporting effective November 22, 2002. Because SOP 90-7 required us to reset our assets and liabilities to current fair value, our financial position, results of operations and cash flows for periods ending after November 22, 2002 will not be comparable to the financial position, results of operations and cash flows reflected in our historical financial statements for periods ending on or prior to November 22, 2002 included elsewhere in this prospectus. The use of fresh start reporting will make it difficult to assess our future prospects based on historical performance.

Our prior bankruptcy could hinder our ability to negotiate effectively with third parties and could adversely affect our operations going forward.

          On December 20, 2001, Lodgian and substantially all of our subsidiaries that owned hotels filed for voluntary reorganization under Chapter 11 of the Bankruptcy Code. Lodgian and affiliates owning 78 hotels officially emerged from bankruptcy on November 25, 2002. However, the adverse publicity and news coverage regarding our Chapter 11 reorganization and financial condition and performance could adversely affect our operations going forward. Our bankruptcy filing had an adverse affect on our credit standing with our lenders, certain suppliers and other trade creditors. This can increase our costs of doing business and can hinder our negotiating power with our lenders, certain suppliers and other trade creditors. The failure to negotiate favorable terms could adversely affect our financial performance. Though we have emerged from Chapter 11, the distribution of shares to the general unsecured creditors is not complete as we continue to reconcile the claims made by these creditors. Until this process is complete, we will continue to incur expenses with respect to the reorganization process.

We have a history of significant losses and we may not be able to successfully improve our performance to achieve profitability.

          We incurred cumulative net losses of $327.1 million from January 1, 1999 through March 31, 2004 and had an accumulated deficit of $57.2 million as of March 31, 2004. Our ability to improve our performance to achieve profitability is dependent upon a recovery in the general economy, combined with an improvement in the lodging industry specifically, and the successful implementation of our business strategy. Our failure to improve our performance could have a material adverse effect on our business, results of operations, financial condition, cash flow, liquidity and prospects. The economic downturn which commenced in early 2001 and the terrorist attacks of September 11, 2001 and the subsequent threat of terrorism resulted in a sharp decline in demand for hotels and continued to affect our results during 2002 and 2003. The lodging industry experienced some recovery during the second half of 2003, but we were not able to benefit fully from the recovery due to deferred capital expenditures and renovation displacement at some of our hotels. Although Smith Travel Research recently forecasted RevPAR growth for the U.S. lodging industry in 2004 due to rising occupancy and rates and an improving economy, this forecast does not apply specifically to our portfolio of hotels. As a result, we may not realize some or any of the benefits of that growth, particularly as some of our hotels are still under renovation while others need to be renovated. Furthermore, the forecasted RevPAR growth for the U.S. lodging industry may not be realized and, if an economic slowdown returns or worsens for a protracted period of time, it could have a material adverse effect on our business, results of operations, financial condition, cash flow, liquidity and prospects.

Acts and threats of terrorism, the ongoing war against terrorism, military conflicts and other factors have had and may continue to have a negative effect on the lodging industry and our results of operations.

          The terrorist attacks of September 11, 2001 and the continued threat of terrorism, including changing threat levels announced by the U.S. Department of Homeland Security, have had a negative impact on the lodging industry and on our hotel operations from the third quarter of 2001 to the present. These events have caused a significant decrease in occupancy and ADR in our hotels due to disruptions in business and leisure travel patterns and concerns about travel safety. In particular, major metropolitan area and airport hotels have been adversely affected by concerns about air travel safety and a significant overall decrease in the amount of air travel. In addition, terrorist attacks may directly affect the value of our hotels through damage, destruction, loss or increased security costs. Certain losses resulting from these types of events are uninsurable or not covered by insurance we carry on our hotels. The uncertainty associated with future terrorist threats and incidents, military conflicts and the possibility of hostilities with other countries may continue to hamper business and leisure travel patterns and our hotel operations for the foreseeable future, and if these matters worsen the effects could become materially more adverse.

If we are unable to sell real estate, including our assets held for sale, in a timely manner or at expected prices, our ability to implement our portfolio improvement strategy would be impaired.

          We currently have ten hotels and three land parcels listed as assets available for sale; however, real estate assets generally cannot be sold quickly. No assurance can be given that we will be able to sell one or more of these hotels on favorable terms or at all or that franchisor approval for transfer of a brand can be obtained when requested. We may be required to expend funds to correct defects or to make improvements before a hotel can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements at the time desired to sell any particular hotel. A franchisor may refuse to approve a transfer in its sole discretion. Furthermore, even if we are able to sell these hotels, we may not be able to realize any cash proceeds from the sales after paying off the related lenders. Additionally, we may not be able to sell these hotels in sufficient time to apply the proceeds to fund our working capital, capital expenditures and debt service needs. If a franchise agreement relating to a hotel is in default or is terminated by the franchisor, the value of the hotel could decline, perhaps substantially. In the future, we may not be able to vary our portfolio of hotels or other real estate promptly in response to changes in hotel performance or economic or other conditions affecting the real estate market that are beyond our control. This inability to respond promptly could adversely affect our cash flow and our ability to manage and grow our business and improve our financial performance.

Our expenses may remain constant or increase even if revenues decline, which would have a negative effect on our financial condition, results of operations and cash flow.

          The expenses of owning a hotel are not necessarily reduced when circumstances such as market factors and competition cause a reduction in revenues from the hotel. Our financial condition, results of operations and cash flow could be adversely affected by:

•	Rising interest rate levels;

•	The lack of available financing on favorable terms, or at all, to fund our working capital, debt service requirements, planned capital expenditures or other cash needs;

•	Increased costs associated with wages, employee benefits and taxes, property taxes, utilities and insurance; and

•	Changes in and the cost of compliance with government regulations, including those governing environmental, usage, zoning and tax matters.

We may make acquisitions or investments that are not successful and that adversely affect our ongoing operations.

          We may acquire or make investments in hotel companies or hotel portfolios that we believe complement our business. We have not previously made these types of acquisitions. As a result, our ability to identify, execute and properly manage the integration of these types of acquisitions or investments is unproven. If we fail to properly evaluate, execute and integrate these types of acquisitions or investments, it may have a material adverse effect on the operation of our business and our financial results. In making or attempting to make acquisitions or investments, we face a number of risks, including:

•	Identifying suitable acquisition or investment candidates, performing appropriate due diligence, identifying potential liabilities and negotiating favorable terms for acquisitions and investments;

•	Reducing our working capital and hindering our ability to expand or maintain our business, including making capital expenditures and funding operations;

•	The potential distraction of our management, diversion of our resources and disruption of our business;

•	Competing for acquisition opportunities with competitors that are larger than we are or have greater financing and other resources than we have or where such competition may increase the cost of an acquisition;

•	Accurately forecasting the financial impact of an acquisition or investment or the customer demand in any new geographic market that we may enter; and

•	Effectively integrating acquired companies or investments and achieving expected performance.

Losses may exceed our insurance coverage or estimated reserves, which could impair our results of operations, financial condition and liquidity.

          We are self-insured up to certain amounts with respect to our insurance coverages. Various types of catastrophic losses, including those related to environmental, health and safety matters, may not be insurable or may not be economically insurable. In the event of a substantial loss, our insurance coverage may not cover the full current market value or replacement cost of our lost investment. Inflation, changes in building codes and ordinances, environmental considerations and other factors might cause insurance proceeds to be insufficient to fully replace or renovate a hotel after it has been damaged or destroyed.

          We cannot assure you that:

•	the insurance coverages that we have obtained will fully protect us against insurable losses (i.e., losses may exceed coverage limits);

•	we will not incur losses from risks that are not insurable or that are not economically insurable; or

•	current coverages will continue to be available at reasonable rates.

          Should a material uninsured loss or a loss in excess of insured limits occur with respect to any particular property, we could lose our capital invested in the property, as well as the anticipated income and cash flow from the property. Any such loss would have an adverse effect on our results of operations, financial condition and liquidity. In addition, if we are unable to maintain insurance that meets our debt and franchise agreement requirements, and if we are unable to amend or waive those requirements, it could result in an acceleration of that debt and impair our ability to maintain franchise affiliations.

Competition in the lodging industry could have a material adverse effect on our business and results of operations.

          The lodging industry is highly competitive. There is no single competitor or small number of competitors that are dominant in the lodging industry. We generally operate in areas that contain numerous other competitors, some of which may have substantially greater financial strength than we have. Competitive factors in the lodging industry include, among others, supply in a particular market, franchise affiliation, reasonableness of room rates, quality of accommodations, service levels, convenience of locations and amenities customarily offered to the traveling public. There can be no assurance that demographic, geographic or other changes in markets will not adversely affect the convenience or desirability of the locales in which our hotels operate, competing hotels will not pose greater competition for guests than presently exists, or that new hotels will not enter such locales. New or existing competitors could offer significantly lower rates or greater conveniences, services or amenities or significantly expand or improve existing facilities or introduce new facilities in markets in which we compete. Any of these factors could materially and adversely affect our business, results of operations, financial condition and prospects.

Adverse conditions in markets in which we do substantial amounts of business, such as our four largest markets of Baltimore/Washington, D.C., Pittsburgh, Buffalo/Niagara Falls and Phoenix, could negatively affect our results of operations.

          Our operating results depend upon our ability to achieve and maintain adequate room rates and occupancy levels in our hotels. Adverse economic or other conditions in markets, such as Pittsburgh, in which we have multiple hotels may negatively affect our occupancy and ADR, which in turn would negatively affect our revenue and could materially and adversely affect our results of operations. Our hotels located in Baltimore/Washington, D.C., Pittsburgh, Buffalo/Niagara Falls and Phoenix provided an aggregate of approximately 27.2% of our consolidated 2003 revenues and contained an aggregate of approximately 22.5% of our total available rooms during the year ended December 31, 2003. As a result of this geographic concentration of our hotels in these markets, we are particularly exposed to the risks of downturns in these local economies and to other local conditions, which could adversely affect the operating results of our hotels in these markets.

Lack of diversification in our franchisor brands could materially and adversely affect us by exposing us to negative events applicable to the franchisor.

          We are subject to the risks that are found in concentrating our hotel investments in several franchise brands. We currently have franchise agreements with six different franchisors. There is no limit on the number of hotels of a particular franchisor brand which we may acquire. A negative event relating to a franchisor with brands in which we have a concentration of hotels, such as InterContinental Hotels Group PLC (IHG), which accounts for 51 of our 78 hotels in continuing operations that operate under franchise arrangements, could materially and aversely affect us.

Seasonality in the lodging business may result in significant variations in our quarterly revenues.

          Demand for accommodations, and the resulting revenues, vary seasonally. The high season tends to be the summer months for hotels located in colder climates and the winter months for hotels located in warmer climates. Aggregate demand for accommodations at the hotels in our portfolio is, however, lowest during the winter months. Levels of demand are dependent upon many factors that are beyond our control, including general and local economic conditions and changes in levels of leisure and business-related travel. Our hotels depend on both business and leisure travelers for revenues. Additionally, our hotels operate in areas that contain numerous other competitive lodging facilities.

Because we have experienced significant changes in our senior management team, it may be difficult for investors to evaluate our prospects for improved performance.

          There have been a number of changes in our senior management team during the last two years and since our emergence from bankruptcy. Our chief executive officer was hired in July 2003 and our chief financial officer and our chief operating officer were promoted to their positions in October 2003 and May 2002, respectively. If our new management team is unable to develop successful business strategies, achieve our business objectives or maintain effective relationships with employees, suppliers, creditors and customers, our ability to grow our business and successfully meet operational challenges could be impaired.

If we lose or are unable to obtain key personnel, our ability to effectively operate our business could be hindered.

          Our ability to maintain or enhance our competitive position will depend to a significant extent on the efforts and ability of our executive and senior management, particularly our chief executive officer. Our future success and our ability to manage future growth will depend in large part upon the efforts of our management team and on our ability to attract and retain other highly qualified personnel. Competition for personnel is intense, and we may not be successful in attracting and retaining our personnel. Our inability to retain our current management team and attract and retain other highly qualified personnel could adversely affect our results of operations and hinder our ability to effectively manage our business.

The increasing use of third-party travel websites by consumers may adversely affect our profitability.

          Some of our hotel rooms are booked through third-party travel websites such as Travelocity.com, Expedia.com, Priceline.com and Hotels.com. If these Internet bookings increase, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant contract concessions from us. Moreover, some of these Internet travel intermediaries are attempting to offer hotel rooms as a commodity, by increasing the importance of price and general indicators of quality (such as “three-star downtown hotel”) at the expense of brand identification. We believe that the goal of these Internet intermediaries is to have consumers eventually develop brand loyalties to their reservation systems rather than to our brands. Although most of the business for our hotels is expected to be derived from traditional channels, if the amount of sales made through Internet intermediaries increases significantly, room revenues may flatten or decrease and our profitability may be adversely affected.

We may be unable to utilize our net operating loss carryforwards, which if unused will expire and no longer be available to offset future income.

          As of December 31, 2003, we had approximately $270 million of historical net operating loss carryforwards for federal income tax purposes. To the extent that we do not have sufficient future taxable income to offset these net operating loss carryforwards, unused losses will expire between 2004 and 2023. Our ability to use these net operating loss carryforwards to offset future income is also subject to annual limitations. Our reorganization under Chapter 11 resulted in a change of ownership as defined in Section 382 of the Internal Revenue Code, following which we determined our annual limitation to be approximately $10 million. It is anticipated that this offering will result in another change of ownership under Section 382, which we expect will subject our use of net operating losses (including those experienced both before and after our reorganization) to an annual limitation of approximately $8.3 million. An audit or review by the Internal Revenue Service could result in a further reduction in the net operating loss carryforwards available to us.

Aspects of our operations are subject to government regulation, and changes in government regulations may adversely affect our results of operations and financial condition.

          A number of states and local governments regulate the licensing of hotels and restaurants, including occupancy and liquor license grants, by requiring registration, disclosure statements and compliance with specific standards of conduct. Occupancy licenses are obtained prior to the opening of a hotel but may require renewal if there is a major renovation. We believe that our hotels are substantially in compliance with these requirements or, in the case of liquor licenses, that they have or will promptly obtain the appropriate licenses. Operators of hotels also are subject to employment laws, including minimum wage requirements, overtime, working conditions and work permit requirements. Compliance with, or changes in, these laws could increase the cost of operating the affected hotels and/or reduce the revenue from our hotels and could otherwise adversely affect our results of operations and financial condition.

          Under the Americans with Disabilities Act, or ADA, all public accommodations are required to meet federal requirements related to access and use by disabled persons. These requirements became effective in 1992. Although we have invested and continue to invest significant amounts in connection with ADA-required upgrades to our hotels, a determination that any of our hotels are not in compliance with the ADA could result in a judicial order requiring compliance, imposition of fines or an award of damages to private litigants.

Costs of compliance with environmental laws and regulations could adversely affect operating results.

          Under various federal, state, local and foreign environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for noncompliance with applicable environmental and health and safety requirements and for the costs of investigation, monitoring, removal or remediation of hazardous or toxic substances. These laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of hazardous or toxic substances. The presence of these hazardous or toxic substances on a property could also result in personal injury or property damage or similar claims by private parties. In addition, the presence of contamination, or the failure to report, investigate or properly remediate contaminated property, may adversely affect the operation of the property or the owner’s ability to sell or rent the property or to borrow funds using the property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of those substances at the disposal or treatment facility, whether or not that facility is or ever was owned or operated by that person.

          The operation and removal of underground storage tanks also are regulated by federal, state and local laws. In connection with the ownership and operation of our hotels, we could be held liable for the costs of remedial action for regulated substances and storage tanks and related claims.

          Some of our hotels contain asbestos-containing building materials, or ACBMs. Environmental laws require that ACBMs be properly managed and maintained, and may impose fines and penalties on building owners or operators for failure to comply with these requirements. Third parties may be permitted by law to seek recovery from owners or operators for personal injury associated with exposure to contaminants, including, but not limited to, ACBMs. Operation and maintenance programs are typically developed for those hotels which are known to contain ACBMs.

          Many, but not all, of our hotels have undergone Phase I environmental site assessments, which generally provide a nonintrusive physical inspection and database search, but not soil or groundwater analyses, by a qualified independent environmental consultant. The purpose of a Phase I assessment is to identify potential sources of contamination for which the hotel owner or others may be responsible. None of the Phase I environmental site assessments revealed any past or present environmental liability that we believe would have a material adverse effect on us. Nevertheless, it is possible that these assessments did not reveal all environmental liabilities or compliance concerns or that material environmental liabilities or compliance concerns exist of which we are currently unaware.

          Some of our hotels may contain microbial matter such as mold, mildew and viruses. The presence of microbial matter could adversely affect our results of operations. Phase I assessments performed on certain of our hotels in connection with previous financings identified mold in several of our hotels. We have undertaken or are undertaking all necessary remediation for these properties. In addition, if any hotel in our portfolio is not properly connected to a water or sewer system, or if the integrity of any such system is breached, microbial matter or other contamination can develop. If this were to occur, we could incur significant remedial costs and we may also be subject to private damage claims and awards.

          Any liability resulting from noncompliance or other claims relating to environmental matters could have a material adverse effect on our insurability for such matters in the future and on our results of operations, financial condition, liquidity and prospects.

Risks Related to this Offering and Our Common Stock

By exercising their registration rights and selling a large number of shares, our principal investors could cause the price of our common stock to decline.

          Three stockholders, including certain affiliates of, and investment accounts managed by, Oaktree Capital Management, LLC (“Oaktree”) and an affiliate of Blackstone Real Estate Advisors (“Blackstone”), beneficially owning an aggregate of approximately 1,272,600 shares of our common stock, are parties to a registration rights agreement with us that provides for mandatory and supplemental registration rights for such stockholders’ shares until they can be sold without restriction under Rule 144(k) under the Securities Act of 1933. We have filed a resale registration statement with respect to those shares. That registration statement is not yet effective, but may be declared effective promptly. In addition, we have agreed to enter into a registration rights agreement to register the 3,941,117 shares of common stock that will be issued in the Preferred Share Exchange. Stockholders who are parties to these registration rights agreements, beneficially owning approximately 5,445,615 shares of common stock, are also parties to lock-

up agreements with respect to their shares until December 15, 2004 (or, in the case of the shares of common stock to be issued in the Preferred Share Exchange, until December 22, 2004 as to all such shares and until March 22, 2005 as to at least half of such shares). See “Shares Eligible for Future Sale — Lock-Up Agreements.” However, upon expiration of these lock-up agreements, the holders of shares of common stock with registration rights may, upon effectiveness of our resale registration statement, sell those shares in the public market. Sales of substantial amounts of common stock or the perception that those sales could occur may adversely affect the market price for our common stock.

Merrill Lynch will receive benefits from this offering in addition to its underwriting discounts and advisory fee, which could create a conflict of interest for Merrill Lynch.

          Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), which is serving as a joint lead managing underwriter for this offering with Citigroup Global Markets Inc. (“Citigroup”), and its affiliates will receive benefits from this offering in addition to its underwriting discounts and advisory fee. In November 2002, in connection with our emergence from Chapter 11 bankruptcy, we received exit financing of $302.7 million of senior and mezzanine debt from Merrill Lynch Mortgage, an affiliate of Merrill Lynch. This financing currently is secured by 53 of our hotels and as of March 31, 2004 had an outstanding balance of $291.2 million. We have executed agreements with Merrill Lynch Mortgage to refinance this debt as well as $56 million of our outstanding mortgage debt with Lehman and $7 million of the outstanding mortgage debt of Macon Hotel Associates, L.L.C., an entity in which we own a 60% interest. On the date of the consummation of this offering, the funding of the $370 million of Refinancing Debt by Merrill Lynch Mortgage, which is a condition to the completion of this offering and will result in the mortgaging of 64 hotels as collateral, will be completed. The funding of the Refinancing Debt will also result in our payment to Merrill Lynch Mortgage of fees related to the Refinancing Debt and prepayment penalties in connection with the prepayment of the outstanding mortgage debt held by Merrill Lynch Mortgage.

          Merrill Lynch is the owner of 473,867 shares of our Series A Preferred Stock and has agreed to exchange 236,934 shares of Preferred Stock for 629,422 shares of common stock immediately following this offering. A portion of the net proceeds from this offering will be used to redeem the remaining shares of our Series A Preferred Stock held by Merrill Lynch for approximately $6.7 million in cash. In addition, Merrill Lynch is currently the beneficial owner of 260,611 shares of our common stock, including warrants to purchase 4,287 shares of our common stock.

          The foregoing matters create a potential conflict of interest because Merrill Lynch has an interest in the successful completion of this offering beyond the underwriting discounts and advisory fee it will receive. In light of these circumstances, this offering is being made using a “qualified independent underwriter” as contemplated by Rule 2720. Citigroup has assumed the responsibilities of acting as a qualified independent underwriter. In such role, Citigroup has performed a due diligence investigation of us and participated in the preparation of this prospectus and the registration statement. The public offering price of the shares of common stock offered hereby is not higher than the price recommended by Citigroup. See “Use of Proceeds” and “Underwriting.”

Our common stock could be de-listed from the American Stock Exchange if the listing standards are not maintained, which could result in a less liquid market for our common stock and/or a decline in our stock price.

          The rules of the American Stock Exchange allow the exchange to de-list securities if it determines that a company’s securities fail to meet its guidelines in respect of corporate net worth, public float, number of shareholders, aggregate market value of shares or price per share. We cannot assure purchasers of our common stock that we will continue to meet the American Stock Exchange listing requirements. If our common stock is delisted from the American Stock Exchange, it would likely trade on the OTC Bulletin Board, which is a quotation service for securities that are not listed or traded on a national securities exchange. The OTC Bulletin Board is viewed by most investors as less desirable and a less liquid marketplace. Thus, delisting from the American Stock Exchange could result in investors being unable to liquidate their investment or make trading our shares more difficult or expensive for investors, leading to declines in share price. It would also make it more difficult for us to raise additional capital. In addition, we would incur additional costs under state blue sky laws to sell equity if our common stock is not traded on a national securities exchange.

Our stock price may be volatile.

          The market price of our common stock could decline and fluctuate significantly in response to various factors, including:

•	Actual or anticipated variations in our results of operations;

•	Announcements of new services or products or significant price reductions by us or our competitors;

•	Market performance by our competitors;

•	Future issuances of our common stock, or securities convertible into or exchangeable or exercisable for our common stock, by us directly, or the perception that such issuances are likely to occur;

•	Sales of our common stock by stockholders or the perception that such sales may occur in the future;

•	The size of our market capitalization;

•	Loss of our franchises;

•	Increases in our leverage;

•	Default on our indebtedness and/or foreclosure of our properties;

•	Changes in key management personnel;

•	Changes in financial estimates by securities analysts; and

•	Domestic and international economic, legal and regulatory factors unrelated to our performance.

We may never pay dividends on our common stock, in which event investors’ only return on their investment, if any, will occur on the sale of our common stock.

          We have not yet paid any dividends on our common stock, and we do not intend to do so in the foreseeable future. As a result, an investor’s only return on its investment, if any, will occur on the sale of our common stock.

Our charter documents, employment contracts and Delaware law may impede attempts to replace or remove our management or inhibit a takeover, which could adversely affect the value of our common stock.

          Our certificate of incorporation and bylaws, as well as Delaware corporate law, contain provisions that could delay or prevent changes in our management or a change of control that you might consider favorable and may prevent you from receiving a takeover premium for your shares. These provisions include, for example:

•	Authorizing the issuance of preferred stock, the terms of which may be determined at the sole discretion of the board of directors;

•	Establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at meetings; and

•	Requiring all stockholder action to be taken at a duly called meeting, not by written consent.

          In addition, we have entered, or will enter, into employment contracts with certain of our employees that contain change of control provisions. See “Management — Employment Agreements.”

USE OF PROCEEDS

          We estimate that the net proceeds of this offering will be $177.0 million (or approximately $203.8 million assuming the underwriters’ exercise of the overallotment option in full). We intend to use approximately $116.2 million (estimated as of July 26, 2004) of the net proceeds to redeem all of the shares of our outstanding mandatorily redeemable 12.25% cumulative Series A Preferred Stock (including accrued dividends and a 4% prepayment premium) not being exchanged for common stock in the Preferred Share Exchange. We intend to use approximately $35.2 million from the net proceeds of this offering for capital expenditures, of which $22.7 million will be deposited in a lender-controlled reserve account with Merrill Lynch Mortgage (the “Reserve Account”) relating to hotels securing the Refinancing Debt and $12.5 million will be used for renovations and repositionings of other selected hotels. We intend to deposit an additional $3 million of the net proceeds in a reserve account pursuant to other requirements in the Refinancing Debt agreements. We will use the remaining net proceeds for general corporate purposes, including funding of our growth strategy.

          Merrill Lynch, which is serving as a joint lead managing underwriter for this offering with Citigroup, owns 473,867 shares of Preferred Stock and has agreed to exchange 236,934 shares of Preferred Stock for 629,422 shares of common stock in the Preferred Share Exchange. Approximately $6.7 million of the net proceeds from this offering will be used to redeem the remaining shares of Preferred Stock held by Merrill Lynch. In addition, Oaktree and Blackstone, representatives of which serve on our board of directors, and/or affiliates own 1,785,082 shares and 789,779 shares, respectively, of Preferred Stock, of which 851,736 shares and 394,889 shares, respectively, will be exchanged for 2,262,661 shares and 1,049,034 shares of common stock in the Preferred Share Exchange. Approximately $26.3 million and $11.1 million of the net proceeds from this offering will be used to redeem the remaining shares of Preferred Stock held by Oaktree and Blackstone, respectively.

          See “Related Party Transactions” and “Underwriting” for more information on relationships between us and Merrill Lynch, Oaktree and/or Blackstone, as the case may be.

PRICE RANGE OF COMMON STOCK

          We emerged from reorganization proceedings under Chapter 11 on November 25, 2002. Pursuant to our First Amended Joint Plan of Reorganization confirmed by the Bankruptcy Court on November 5, 2002 (the “Joint Plan of Reorganization”), our previous common stock was cancelled and new common stock became available for issuance. The new common stock began trading on the American Stock Exchange on January 28, 2003 under the symbol “LGN.” The following table sets forth, for the periods indicated, the high and low closing prices of our common stock reported on the American Stock Exchange, as adjusted to reflect a 1-for-3 reverse stock split that became effective on April 30, 2004.

          There is no meaningful market information relating to the price of our common stock prior to the listing of the new common stock on the American Stock Exchange on January 28, 2003.

	High	Low

2004
Second Quarter (through June 21, 2004)	$18.60	$11.01
First Quarter	23.94	15.60
2003
Fourth Quarter	27.75	15.12
Third Quarter	17.25	8.85
Second Quarter	10.23	7.71
First Quarter (from January 28, 2003)	15.75	8.85

          As of June 21, 2004, there were 2,304,326 shares of our common stock issued and outstanding that were held by approximately 1,655 stockholders of record. On June 21, 2004 the last reported sale price of our common stock on the American Stock Exchange was $11.01 per share.

DIVIDEND POLICY

          We have not declared or paid any cash dividends on our common stock and our board of directors does not anticipate declaring or paying any cash dividends in the foreseeable future. We anticipate that all of our earnings and other cash resources, if any, will be retained to fund our business and will be available for other strategic opportunities that may develop. Also, our ability to pay dividends has been, and in the event we fail to satisfy certain covenants in the Refinancing Loans will be, constrained by limitations contained in our debt agreements on the ability of our subsidiaries to distribute any excess cash flow to us. Future dividend policy will be subject to the discretion of our board of directors, and will be contingent upon our results of operations, financial position, cash flow, liquidity, capital expenditure plan and requirements, general business conditions, restrictions imposed by financing arrangements, if any, legal and regulatory restrictions on the payment of dividends and other factors that our board of directors deems relevant.

CAPITALIZATION

          The table below shows our capitalization as of March 31, 2004:

•	On an actual basis, which reflects our capitalization as of March 31, 2004 without any adjustments to reflect subsequent or anticipated events; and

•	On an as adjusted basis, which reflects the issuance and sale by us of 18,285,714 shares of common stock in this offering at an offering price of $10.50 per share, deduction of the estimated underwriting discounts and commissions and offering expenses payable by us, the Preferred Share Exchange, redemption of the remaining Series A Preferred Stock, the closing of the Refinancing Debt and the application of the estimated net proceeds to us, as described above under “Use of Proceeds.”

          You should read the information in this table together with our consolidated financial statements, including the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of
	March 31, 2004

	Actual	As Adjusted

	(in thousands)
Long-term debt:
Mandatorily redeemable 12.25% cumulative Series A Preferred Stock	$146,462	$—
Long-term obligations	404,044	409,163

Total long-term debt	550,506	409,163
Stockholders’ equity:
Common stock, $.01 par value, 30,000,000 shares authorized(1); 2,333,832 shares issued and outstanding (actual) and 24,560,663 shares issued and outstanding (as adjusted)	23	246
Additional paid-in capital	89,878	323,037
Unearned stock compensation	(458)	(458)
Accumulated deficit	(57,193)	(57,193)
Accumulated other comprehensive income	1,269	1,269

Total stockholders’ equity	33,519	266,901

Total capitalization	$584,025	$676,064

(1)	On April 29, 2004, we filed an amendment to our certificate of incorporation that, among other things, increased the number of our authorized shares of common stock to 60,000,000.

          The above information excludes:

•	shares of our common stock reserved for issuance under our stock incentive plan or our outstanding warrants;

•	shares of our common stock issuable by us if the underwriters exercise their overallotment option;

•	$43.3 million (actual) and $34.8 million (as adjusted) of debt associated with properties held for sale, in accordance with U.S. generally accepted accounting principles (“GAAP”); and

•	$19.0 million (actual) and $14.8 million (as adjusted) of current portion of long-term debt.

SELECTED CONSOLIDATED FINANCIAL DATA

          We present, in the table below, selected financial data derived from our historical financial statements for the five years ended December 31, 2003 and for the three months ended March 31, 2004 and 2003. On November 22, 2002, in connection with our emergence from Chapter 11 and in accordance with GAAP requiring fresh start reporting, we restated our assets and liabilities to reflect their fair values. As a result, our financial statements for periods subsequent to November 22, 2002 are those of a new reporting entity and are not comparable with the financial statements for the periods on or prior to November 22, 2002. For this reason, we use the term “successor” when we refer to periods subsequent to November 22, 2002 and the term “predecessor” when we refer to periods on or prior to November 22, 2002.

          In addition, in accordance with generally accepted accounting principles, our results of operations distinguish between the results of operations of those properties which we plan to retain in our portfolio for the foreseeable future, referred to as “continuing operations,” and the results of operations of those properties which have been sold or have been identified for sale, referred to as “discontinued operations.”

          You should read the financial data below in conjunction with our consolidated financial statements, including the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

          The financial data for the corresponding periods were extracted from our audited financial statements as of December 31, 2003 and 2002 and for the year ended December 31, 2003, the period November 23, 2002 to December 31, 2002, the period January 1, 2002 to November 22, 2002, and the year ended December 31, 2001. The financial data for the three months ended March 31, 2004 and 2003 were extracted from our unaudited condensed consolidated financial statements as of March 31, 2004 and 2003 and for the three months ended March 31, 2004 and 2003. In our opinion, they contain all adjustments, consisting primarily of normally recurring adjustments, necessary to present fairly our financial position and results of operations as of and for those periods. Our results for interim periods are not necessarily indicative of our results for the entire year. The income statement data for 2000 and the balance sheet data as of December 31, 2001 and 2000 were based upon financial statements previously reported by us but were subsequently adjusted to distinguish between our continuing operations and our discontinued operations. The financial data for 1999 were based upon financial statements previously reported by us but were subsequently adjusted to distinguish between our continuing operations and our discontinued operations.

	Successor				Predecessor

	Three Months
	Ended March 31,		Year ended	November 23,	January 1, to	Year ended December 31,
			December 31,	to December 31,	November 22,
	2004	2003	2003	2002	2002	2001	2000	1999

	(in thousands, except per share data)				(in thousands, except per share data)
Income statement data:
Revenues — continuing operations	$76,805	$73,379	$311,414	$25,306	$299,267	$351,072	$468,271	$479,240
Revenues — discontinued operations	10,740	12,286	61,137	6,441	78,757	96,484	112,626	113,180
Revenues — continuing and discontinued operations	87,545	85,665	372,551	31,747	378,024	447,556	580,897	592,420
(Loss) income — continuing operations	(6,384)	(5,841)	(27,074)	(6,745)	16,999	(87,537)	(91,025)	(77,597)
Loss — discontinued operations, net of taxes	(702)	(3,243)	(4,603)	(2,581)	(4,633)	(55,227)	3,070	16,904
Net (loss) income	(7,086)	(9,084)	(31,677)	(9,326)	12,366	(142,764)	(87,955)	(60,693)
Net (loss) income attributable to common stock	(7,086)	(12,860)	(39,271)	(10,836)	12,366	(142,764)	(87,955)	(60,693)
(Loss) income from continuing operations attributable to common stock before discontinued operations	(6,384)	(9,617)	(34,668)	(8,255)	16,999	(87,537)	(91,025)	(77,597)

	Successor				Predecessor

	Three Months
	Ended March 31,		Year ended	November 23,	January 1, to	Year ended December 31,
			December 31,	to December 31,	November 22,
	2004	2003	2003	2002	2002	2001	2000	1999

	(in thousands, except per share data)				(in thousands, except per share data)
Earnings per common share, basic and diluted:
(Loss) income — continuing operations	(2.74)	(2.50)	(11.60)	(2.89)	0.60	(3.09)	(3.23)	(2.85)
Loss — discontinued operations, net of taxes	(0.30)	(1.39)	(1.98)	(1.11)	(0.17)	(1.95)	0.11	0.62
Net (loss) income	(3.04)	(3.89)	(13.58)	(4.00)	0.43	(5.04)	(3.12)	(2.23)
Net (loss) income attributable to common stock	(3.04)	(5.51)	(16.83)	(4.64)	0.43	(5.04)	(3.12)	(2.23)
(Loss) income from continuing operations attributable to common stock before discontinued operations	(2.74)	(4.12)	(14.86)	(3.54)	0.60	(3.09)	(3.23)	(2.85)
Basic and diluted weighted average shares(1)	2,334	2,333	2,333	2,333	28,480	28,350	28,186	27,222
Balance sheet data (at period end):
Total assets	$695,793		$709,174	$762,164	$967,131	$975,362	$1,160,344	$1,421,996
Assets held for sale	55,788		68,567	—	—	—	—	—
Long-term debt(2)	550,506		551,292	389,752	7,215	7,652	674,038	856,675
Liabilities related to assets held for sale	47,340		57,948	—	—	—	—	—
Liabilities subject to compromise(2)	—		—	93,816	926,387	925,894	—	—
Mandatorily redeemable 12.25% cumulative Series A Preferred Stock(3)	—		—	126,510	—	—	—	—
Total liabilities	659,807		666,248	553,581	990,682	982,043	1,027,067	1,197,454
Total liabilities and preferred stock	659,807		666,248	680,091	990,682	982,043	1,027,067	1,197,454
Total stockholders’ equity (deficit)	33,519		40,606	78,457	(28,841)	(6,681)	136,880	224,542

(1)	The number of shares in the successor period ended December 31, 2002 represents the shares issued on the consummation of the first of the two plans of reorganization on November 25, 2002. The 28,479,837 old shares were cancelled and 2,333,333 shares were issued, including shares held in a disputed claims reserve. The common share and per share data for the successor presented in this table have been adjusted to reflect our 1-for-3 reverse stock split that became effective on April 30, 2004.

(2)	Reported long-term debt was affected in 2001 by our filing for Chapter 11. On the filing of Chapter 11, all our debts (except the debt relating to a non-filed entity) and certain other liabilities were classified as liabilities subject to compromise. On emergence from Chapter 11, some of our debt was discharged. The remaining long-term debt and other settled claims were reclassified out of liabilities subject to compromise to long-term debt (if long-term) and current liabilities (if short-term).

(3)	The Preferred Stock was issued on November 25, 2002. At December 31, 2002, the Preferred Stock was classified between long-term debt and equity on our consolidated balance sheet, called the mezzanine section. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 150, which was effective on July 1, 2003, we reclassified the Preferred Stock to long-term debt. The Preferred Stock outstanding was $146.5 million at March 31, 2004, $130.3 million at March 31, 2003, $142.2 million at December 31, 2003 and $126.5 million at December 31, 2002. In addition, the dividends for the applicable periods from July 1, 2003 to March 31, 2004 were reported in interest expense. In accordance with SFAS No. 150, we continued to show the dividends for the periods from January 1, 2003 to June 30, 2003 and from November 23, 2002 to December 31, 2002 as deductions from retained earnings.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The following discussion should be read in conjunction with our audited consolidated financial statements and accompanying notes and our unaudited condensed consolidated financial statements and accompanying notes, which appear elsewhere in this prospectus. It contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus. See “Forward-Looking Statements.”

Executive Summary

          We are one of the largest independent owners and operators of full-service hotels in the United States in terms of our number of guest rooms and gross annual revenues, as reported by Hotel & Motel Management Magazine in September 2003. We are considered an independent owner and operator because we do not operate our hotels under our own name. We operate substantially all of our hotels under nationally recognized brands, such as “Crowne Plaza,” “Holiday Inn” and “Marriott.” We currently operate 88 hotels with an aggregate of 16,627 rooms, located in 30 states and Canada. Of the 88 hotels, 78 hotels, with an aggregate of 14,348 rooms, are part of our continuing operations, while ten hotels, with an aggregate of 2,279 rooms, are being held for sale and classified as discontinued operations. Our portfolio of 88 hotels consists of:

•	83 hotels that we wholly own and operate through subsidiaries;

•	four hotels that we operate in joint ventures in which we have a 50% or greater voting equity interest and exercise control; and

•	one hotel that we operate in a joint venture in which we have a 30% non-controlling equity interest.

          We consolidate all of these entities in our financial statements, other than the one entity in which we hold a non-controlling equity interest and for which we account under the equity method.

          On December 20, 2001, due to a number of factors, including our heavy debt load, a lack of available funds to maintain the quality of our hotels, a weakening U.S. economy, and the severe decline in travel in the aftermath of the terrorist attacks on September 11, 2001, we filed for voluntary reorganization under Chapter 11 of the Bankruptcy Code. At the time of the Chapter 11 filing, our portfolio consisted of 106 hotels.

          Following the consummation of our two plans of reorganization, we emerged from Chapter 11 with 97 hotels, eight of the hotels having been conveyed to a lender in satisfaction of outstanding debt obligations and one having been returned to the lessor of a capital lease. Of the portfolio of 97 hotels, 78 hotels emerged from Chapter 11 on November 25, 2002, 18 hotels emerged from Chapter 11 on May 22, 2003 and one hotel never filed under Chapter 11.

          Our strategy is to own and operate a portfolio of profitable, well-maintained and appealing hotels at superior locations in strong markets. In 2003, we developed a portfolio improvement strategy to accomplish this by:

•	renovating and repositioning certain of our existing hotels to improve performance;

•	divesting hotels that do not fit this strategy or that are unlikely to do so without significant effort or expense; and

•	acquiring selected hotels that better fit this strategy.

          In accordance with this strategy and our efforts to reduce debt and interest costs, in 2003 we identified 19 hotels, our one office building property and three land parcels for sale. Through May 31, 2004, we have sold nine of these hotels and our one office building for an aggregate sales price of

$48.3 million. Of the $44.9 million aggregate net proceeds from the sales of these assets, we used $35.5 million to pay down debt and $9.4 million for general corporate purposes, including capital expenditures. As a result of these sales, as of May 31, 2004, our portfolio consisted of 88 hotels and three land parcels, of which ten hotels and the three land parcels are held for sale. During 2004 we intend to sell the remaining assets that are held for sale. We also expect to purchase and sell other hotels in the future as we continuously seek to improve our portfolio of hotels.

Reverse Stock Split

          On April 27, 2004, our Board of Directors authorized a reverse stock split of our common stock in a ratio of one-for-three (1:3). The reverse split affected all of our issued and outstanding common shares, warrants and stock options. The record date for the reverse split was April 29, 2004 and our new common stock began trading under the split adjustment on April 30, 2004.

          Fractional shares which resulted from the reverse stock split are payable in cash. Each holder of a fractional share of common stock after the effective date of the reverse split has been or will be paid cash equal to the product of (i) the average of the closing prices of the common stock for the last ten trading days prior to April 30, 2004, multiplied by (ii) the fraction of a share of common stock held by such holder.

Operating Summary

          Below is a summary of our results of operations for the first quarter of 2004, which are discussed in more detail in “— Results of Operations — Continuing Operations — First Quarter 2004 Compared to First Quarter 2003”:

•	Revenues increased as a result of an increase in leisure and business travel as the hospitality industry and the economy showed signs of recovery in the first quarter 2004. In addition, some of our hotels which were undergoing renovation in the first quarter 2003 experienced improved occupancy levels with the completion of renovation activities.

•	Operating expenses, including direct hotel operating expenses, decreased approximately $1.0 million in the first quarter 2004 as compared to the first quarter 2003. Our hotels were negatively affected by increased employment costs (401k, worker’s compensation, union costs, group medical and state unemployment rate increases), higher utilities, advertising and repairs and maintenance costs. The hotels, however, benefited from stabilization in the insurance premium markets, successful appeals on property tax assessments, an adjustment to the additional base rent calculation for one hotel and reduced corporate overhead costs primarily due to reduced post emergence bankruptcy costs. Depreciation and amortization charges also decreased due to a reduced asset base as a result of impairment charges recorded after the first quarter of 2003.

•	Interest expense increased as a result of the $80 million financing with Lehman completed in May 2003 (the “Lehman Financing”). This financing replaced debt on which we were not required to pay interest while the hotels collateralizing the debt were in Chapter 11.

•	Net loss attributable to common stock was $7.1 million for the first quarter 2004 and $12.9 million for the first quarter 2003.

          Below is a summary of our results of operations for 2003 and the 2002 Combined Period, which are discussed in more detail in “— Results of Operations — Continuing Operations — Year Ended December 31, 2003 Compared to the 2002 Combined Period”:

•	Revenues declined in 2003 and the 2002 Combined Period as a result of a lack of available funds to maintain the quality and competitiveness of our hotels, the weak U.S. economy and the severe decline in the lodging industry in the aftermath of the terrorist attacks of September 11, 2001. Though the lodging industry experienced some recovery during the second half of 2003, we were not able to benefit fully from the recovery due to deferred capital expenditures and renovation displacement at some of our hotels.

•	Operating expenses declined in 2003 and the 2002 Combined Period primarily as a result of lower revenues. As revenues declined, variable expenses also fell. Operating expenses also declined, in part, as a result of our cost reduction efforts in the wake of the weak economy and lower revenues.

•	Interest expense declined in 2003 and the 2002 Combined Period because we were able to reorganize our debt as part of the Chapter 11 proceedings. The reorganization resulted in lower principal amounts on some of our debt due to debt forgiveness, and lower interest rates on other of our debt. Also, during the bankruptcy proceedings, we did not pay interest on certain debt, as approved by the Bankruptcy Court.

•	Depreciation and amortization expense declined in 2003 and the 2002 Combined Period due to the restatement of our assets to fair value as part of fresh start reporting. Since we are depreciating a lower asset base, our depreciation in 2003 was significantly less than in the 2002 Combined Period.

•	During 2003, after identifying assets held for sale, we recorded impairment charges where the carrying values exceeded the estimated selling prices, net of selling costs. We also analyzed our assets held for use at December 31, 2003 and recorded impairment charges, as appropriate, when the carrying values exceeded their undiscounted future cash flows. During the 2002 Combined Period, we recorded a significant write down of our hotels as part of our fresh start reporting. We also recorded significant impairment losses in 2001.

Summary of Discontinued Operations

          Discontinued operations include results of operations for both assets sold during the reporting period and assets that have been identified for sale. At various times during 2003, we carried 28 hotels, one office building and three land parcels as held for sale. As previously discussed, pursuant to the terms of the plan of reorganization approved by the Bankruptcy Court on November 5, 2002, we conveyed eight wholly-owned hotels to the lender in January 2003 in satisfaction of outstanding debt obligations and one wholly-owned hotel was returned to the lessor of a capital lease. Due primarily to the application of fresh start reporting in November 2002, in which these and other assets were adjusted to their respective fair values, there were no gains or losses on these transactions. In addition, pursuant to the strategy outlined above, we sold one hotel and an office building during 2003.

          The 18 hotels and three land parcels held for sale at December 31, 2003 and the liabilities related to these assets are separately disclosed as current assets and current liabilities, respectively, in our consolidated balance sheet at December 31, 2003. Between January 1, 2004 and May 31, 2004, we sold eight hotels identified as held for sale.

          Where the carrying values of the assets held for sale exceeded their estimated fair values, net of selling costs, we reduced the carrying values and recorded impairment charges. Fair values were determined using market prices and where the estimated selling prices, net of selling costs, exceeded the carrying values, no adjustments were recorded. We classify an asset as held for sale if we expect to dispose of it within one year and it satisfies the other criteria specified by SFAS No. 144. We intend to complete the disposition of these assets held for sale by the end of 2004. While we believe the completion of these dispositions is probable, the sale of these assets is subject to market conditions and we cannot provide assurance that we will finalize the sale of all or any of these assets on favorable terms or at all.

          Between November 1, 2003 and May 31, 2004, we sold nine hotels and our one office building for an aggregate sales price of $48.3 million, of which we used $35.5 million to pay down debt.

Critical Accounting Policies and Estimates

          Our financial statements are prepared in accordance with GAAP. As we prepare our financial statements, we make estimates and assumptions which affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from our estimates. A summary of our significant accounting policies and estimates is included in Note 1 of the notes to our audited consolidated financial statements. We consider the following to be our critical accounting policies and estimates:

          Consolidation policy — All of our hotels are owned by operating subsidiaries. We consolidate the assets, liabilities and results of operations of those hotels where we own at least 50% of the voting equity interest and we exercise control. All of the subsidiaries are wholly owned except for five joint ventures, one of which is not consolidated but is accounted for under the equity method.

          When we consolidate hotels in which we own less than 100% of the voting equity interest, we include the assets and liabilities of those hotels in our consolidated balance sheet. The third party interests in the net assets of those hotels are reported as minority interest on our consolidated balance sheet. In addition, our consolidated statement of operations reflects the full revenues and expenses of those hotels and the third party portion of the net income or loss is reported as minority interest in our consolidated statements of operations. If the loss applicable to the minority interest exceeds the minority’s equity, we report the entire loss in our consolidated statement of operations.

          When we account for an entity under the equity method, we record only our share of the investment on our consolidated balance sheet and our share of the net income or loss in our consolidated statement of operations. We own a 30% non-controlling equity interest in an unconsolidated joint venture and have included our share of this investment in “other assets” on our consolidated balance sheet. Our share of the net income or loss of the unconsolidated joint venture is shown in “interest income and other” in our consolidated statements of operations. Our investment in this entity at December 31, 2003 was $0.2 million and our share of the loss was $20,000.

          Deferral policy — We defer franchise application fees on the acquisition or renewal of a franchise as well as loan origination costs related to new or renewed loan financing arrangements. Deferrals relating to the acquisition or renewal of a franchise are amortized on a straight-line basis over the period of the franchise agreement. We amortize deferred financing costs over the term of the loan using the effective interest method. The effective interest method incorporates the present values of future cash outflows and the effective yield on the debt in determining the amortization of loan fees. At December 31, 2003, these deferrals totaled $15.1 million, of which $11.6 million related to our continuing operations. If we were to write these expenses off in the year of payment, our operating expenses in those years would be significantly higher.

          Asset impairment — We invest significantly in real estate assets. Property, plant and equipment represent approximately 80% of the total assets on our consolidated balance sheet. Our policy on asset impairment is, therefore, considered critical. Under GAAP, real estate assets are stated at the lower of depreciated cost or fair value, if deemed impaired. We periodically evaluate our real estate assets to determine if there has been any impairment in the carrying value. We record impairment charges if there are indicators of impairment and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying values.

          As part of this evaluation, and in accordance with SFAS No. 144, we classify our properties into two categories, assets held for sale and assets held for use.

          The fair values of the assets held for sale are based on the estimated selling prices less estimated costs to sell. We determine the estimated selling prices in conjunction with our real estate brokers. The estimated selling costs are based on our experience with similar asset sales. We record impairment charges and write-down respective hotel assets if their carrying values exceed the estimated selling prices less costs to sell. As a result of this evaluation, during the first quarter of 2004, we recorded impairment losses of $2.2 million and during 2003, we recorded impairment losses of $5.4 million on assets held for sale.

          With respect to assets held for use, we estimate the undiscounted cash flows to be generated by these assets. We then compare the estimated undiscounted cash flows for each hotel with their respective carrying values to determine if there are indicators of impairment. If there are indicators of impairment, we determine the estimated fair values of these assets in conjunction with our real estate brokers. As a result of this evaluation, we recorded no impairment losses for the first quarter of 2004 and impairment losses during 2003 of $12.7 million on assets held for use. In connection with our emergence from Chapter 11, and the application of fresh start reporting in which we were required to restate our assets to fair values, we recorded a net write-down of $222.1 million on our real estate assets during 2002. In 2001, we recorded impairment losses of $67.3 million.

          Reorganization items — In accordance with GAAP, income and expenses related to our Chapter 11 proceedings were classified as reorganization items while the respective hotels were in Chapter 11. We continue to incur expenses as a result of the Chapter 11 proceedings but now classify these as general, administrative and other expenses. The classification between reorganization items and operating expenses while we were in Chapter 11 involved judgment on the part of management. In addition, as a result of the separation required between continuing operations and discontinued operations, we allocated the reorganization items incurred during the Chapter 11 proceedings between continuing operations and discontinued operations based on the values assigned to the respective properties subsequent to their emergence from Chapter 11.

          Accrual of self-insured obligations — We are self-insured up to certain amounts with respect to employee medical, employee dental, property insurance, general liability insurance, personal injury claims, workers’ compensation, automobile liability and other coverages. We establish reserves for our estimates of the loss that we will ultimately incur on reported claims as well as estimates for claims that have been incurred but not yet reported. Our reserves, which are reflected in accrued liabilities in our consolidated balance sheet, are based on actuarial valuations and our history of claims. Our actuaries incorporate historical loss experience and judgments about the present and expected levels of costs per claim. Trends in actual experience are an important factor in the determination of these estimates. We believe that our estimated reserves for such claims are adequate, however, actual experience in claim frequency and amount could materially differ from our estimates and adversely affect our results of operations, cash flow, liquidity and financial condition. As of March 31, 2004 and December 31, 2003, we had approximately $10.3 million and $10.0 million, respectively, reserved for such claims.

Income Statement Overview

          On November 22, 2002, in connection with our emergence from Chapter 11 and in accordance with GAAP, we applied fresh start reporting. Under fresh start reporting, assets and liabilities are restated to reflect their fair values. As a result, for accounting purposes, our financial statements for periods subsequent to November 22, 2002 are considered to be those of a new reporting entity and are not considered to be comparable with the financial statements for periods on or prior to November 22, 2002. For this reason, we use the term “successor” when we refer to periods subsequent to November 22, 2002, and the term “predecessor” when we refer to periods on or prior to November 22, 2002. Although we are required to make this distinction under GAAP, for purposes of the discussion of results below, we have combined the predecessor’s results for the period January 1, 2002 to November 22, 2002 with the successor’s results for the period November 23, 2002 to December 31, 2002 and refer to it as the “2002 Combined Period.” The differences between periods due to fresh start reporting are explained where necessary.

          The discussion below focuses primarily on our continuing operations. In the continuing operations discussions, we compare the results of operations for the last three years for the 77 consolidated hotels that we plan to retain in our portfolio for the foreseeable future.

Revenues

          We categorize our revenues into the following three categories:

•	Room revenues — derived from guest room rentals;

•	Food and beverage revenues — derived from hotel restaurants, room service, hotel catering and meeting room rentals; and

•	Other revenues — derived from guests’ long-distance telephone usage, laundry services, parking services, in-room movie services, vending machine commissions, leasing of hotel space and other miscellaneous revenues.

          Transient revenues, which generally account for approximately 70% of our room revenues, are revenues derived from individual guests who stay only for brief periods of time without a long-term contract. Demand from groups makes up approximately 23% of our room revenues while our contract revenues (such as contracts with airlines for crew rooms) account for the remaining 7%.

          We believe revenues in the hotel industry are best explained by the following three key performance indicators:

•	Occupancy — computed by dividing total room nights sold by the total available room nights;

•	Average daily rate (ADR) — computed by dividing total room revenues by total room nights sold; and

•	Revenue per available room (RevPAR) — computed by dividing total room revenues by total available room nights. RevPAR can also be obtained by multiplying the occupancy by the ADR.

          To obtain available room nights for a year, we multiply the number of rooms in our portfolio by the number of days in the year. To obtain available room nights for a hotel sold during the year, we multiply the number of rooms in the hotel by the number of days between January 1 and the date the hotel was sold.

          These measures are influenced by a variety of factors, including national, regional and local economic conditions, the degree of competition with other hotels in the area and changes in travel patterns. The demand for accommodations is also affected by normally recurring seasonal patterns and most of our hotels experience lower occupancy levels in the fall and winter months (November through February) which generally results in lower revenues, lower net income and less cash flow during these months.

Operating expenses

          Operating expenses fall into the following categories:

•	Direct expenses — these expenses tend to vary with available rooms and occupancy. However, hotel level expenses contain significant elements of fixed costs and, therefore, do not decline proportionately with revenues. Direct expenses are further categorized as follows:

•	Rooms expenses — expenses incurred in generating room revenues;

•	Food and beverage expenses — expenses incurred in generating food and beverage revenues; and

•	Other direct expenses — expenses incurred in generating the revenue activities classified in “other revenues.”

•	General, administrative and other expenses, which include:

•	Salaries for hotel management;

•	Advertising and promotion;

•	Franchise fees;

•	Repairs and maintenance;

•	Utilities;

•	Equipment, ground and building rentals;

•	Insurance;

•	Property and other taxes;

•	Legal and professional fees; and

•	Corporate overhead, including corporate salaries and benefits, accounting services, directors’ fees, costs for office space and information technology costs. Also included in general, administrative and other expenses for the year ended December 31, 2003 are expenses relating to post-emergence Chapter 11 activities.

•	Depreciation and amortization expense — depreciation of fixed assets (primarily hotel assets) and amortization of deferred franchise fees.

•	Impairment charges — charges which were required to write down hotel carrying values to their fair values.

Non-operating items

          Non-operating items include:

•	Interest expense, Preferred Stock dividends and amortization of deferred loan fees;

•	Gain on disposal of assets;

•	Interest income;

•	Our 30% share of the income or loss of our non-controlling equity interest in one hotel, for which we account under the equity method; and

•	Minority interests — our equity partners’ share of the income or loss of the four hotels owned by joint ventures that we consolidate.

Results of Operations — Continuing Operations

First Quarter 2004 Compared to First Quarter 2003

Revenues — Continuing Operations

	Three Months Ended

	March 31,	March 31,
	2004	2003	Increase (Decrease)

Revenues (unaudited in thousands):
Rooms	$57,563	$53,914	$3,649	6.8%
Food and beverage	16,488	16,607	(119)	(0.7)%
Other	2,754	2,858	(104)	(3.6)%

Total revenues	$76,805	$73,379	$3,426	4.7%

Occupancy	59.2%	56.8%	n/m	4.3%
ADR	$75.74	$74.78	$0.96	1.3%
RevPAR	$44.84	$42.45	$2.39	5.6%

          The 6.8% increase in room revenues is a result of a 5.6% increase in RevPAR and the impact of the leap year. RevPAR increased as a result of a 4.3% increase in occupancy (from a 56.8% to a 59.2% occupancy rate) and a 1.3% increase in ADR. The increase in occupancy reflects an increase in both leisure and business travel in the first quarter 2004 as the economy strengthened. In addition, some of our hotels which were undergoing renovation during 2003 have now begun to realize a benefit from the renovations as well as the recovery in the economy. Some of our hotels are still being renovated or are in need of renovation and are therefore not achieving their full earning potential. As we renovate these hotels, we expect to see further improvements in occupancy which we believe should lead to improvements in room rates if business and leisure travel continue to improve.

          Food and beverage revenues were negatively affected by a reduction in group banquet and catering functions. Other revenues declined by 3.6% and were affected by a 21.8% decline in telephone revenues as a result of the increased usage of cell phones by our guests as well as the availability of free high speed Internet access at some of our hotels. The reduction in telephone revenues was, however, offset by a 3.2% increase in other revenue activities such as in-room movies, parking services, laundry services and vending machine commission and sales, which increased as a result of the increase in hotel occupancy.

          To assist us in isolating the temporary effects on hotels which have undergone major change or are undergoing change, we have identified a group of hotels as “stabilized hotels.” Stabilized hotels are those hotels included in our portfolio on March 31, 2004 which:

•	were not held for sale;

•	were not undergoing major renovation during 2003 or 2004 (we consider a major renovation to be a renovation which in the aggregate exceeded $5,000 per room); or

•	were not subject to brand changes during 2003 or 2004.

          Due to the deferral of capital expenditures at some of our hotels in the recent past, the group of stabilized hotels includes many properties in need of renovation. The table below presents data on our stabilized hotels:

	Three Months Ended

	March 31, 2004	March 31, 2003	% Increase (Decrease)

Number of stabilized hotels	63	63	—
Number of rooms	11,558	11,558	—
Occupancy	58.7%	57.2%	2.6%
ADR	$74.43	$73.29	1.6%
RevPAR	$43.66	$41.91	4.2%

          Of the 14 hotels included in continuing operations that are not considered stabilized hotels, three hotels were changed from independent to branded hotels and experienced increases in occupancy ranging from 29.5% to 75.0% as compared to the first quarter 2003. Additionally, four hotels underwent renovations in 2003 that contributed to increases in occupancy ranging from 15.4% to 54.8% as compared to the first quarter 2003. These hotels helped drive the occupancy results for the hotels classified in continuing operations. As a result, the occupancy increase for our continuing operations group of hotels was stronger than the stabilized group of hotels, some of which are still in need of renovation.

          The 1.6% increase in ADR for our stabilized hotels compared to the 1.3% increase for the hotels classified in continuing operations was primarily due to an improved exchange rate between the US and Canadian dollar, which enabled our Canadian hotel to report an increase in ADR of 13%.

Direct operating expenses — Continuing Operations

	Three Months Ended

	March 31,	March 31,	Increase
	2004	2003	(Decrease)

	(Unaudited in
	thousands)
Direct operating expenses:
Rooms	$16,018	$15,363	$655	4.3%
Food and beverage	11,534	11,734	(200)	(1.7)%
Other	1,972	1,938	34	1.8%

	$29,524	$29,035	$489	1.7%

% of total revenues	38.4%	39.6%

          Rooms expenses, which vary with rooms revenues, were higher due to increased revenues. However, these expenses did not increase proportionately due to fixed expenses. Rooms expenses as a percentage of rooms revenues for the first quarter 2004 were 27.8% as compared to 28.5% for the first quarter 2003. Payroll and related benefits, on an actual cost per occupied room basis, were $13.48 for the first quarter 2004 as compared to $13.86 for the first quarter 2003. Other rooms expenses, on an actual cost per occupied room basis, increased from $7.45 in the first quarter 2003 to $7.59 for the first quarter 2004 primarily driven by increases in guest loyalty programs and credit card commissions.

          Although food and beverage revenues fell by 0.7%, food and beverage department expenses declined 1.7% in the first quarter 2004 compared with the first quarter 2003. Food and beverage costs as a percentage of revenues were lower in the first quarter 2004 as a result of our improved purchasing program and stronger inventory controls.

          Other direct operating expenses include telephone service expenses and the costs of providing ancillary services to our guests such as in-room movies, parking, laundry and vending machine sales. Other direct operating expenses for the first quarter 2004 increased 1.8% as compared to the first quarter 2003 while other revenues declined 3.6%. First quarter 2004 telephone expenses declined 11.3% as compared to the first quarter 2003 while first quarter 2004 ancillary service costs increased 8.5% as compared to the first quarter 2003 primarily due to a 27.6% increase in movie costs.

Other operating expenses — Continuing Operations

	Three Months Ended

	March 31,	March 31,
	2004	2003	Increase (Decrease)

	(Unaudited in
	thousands)
Other operating expenses:
General, administrative and other	$34,236	$35,106	$(870)	(2.5)%
Depreciation and amortization	6,805	7,422	(617)	(8.3)%

	$41,041	$42,528	$(1,487)	(3.5)%

% of total revenues	53.4%	58.0%

          Included in general, administrative and other are the following categories of expenses:

•	Hotel operating costs;

•	Property and other taxes, insurance, leases; and

•	Corporate expenses.

          The hotel operating cost component of general, administrative and other increased due to the following:

•	Hotel administration costs increased $0.2 million, primarily as a result of salary and employee benefit increases;

•	Advertising and promotion costs increased $0.4 million, also primarily due to salary and employee benefit increases;

•	Franchise fees increased $0.5 million as a result of the increase in revenues as substantially all franchise fees are revenue-based;

•	Repairs and maintenance costs increased $0.3 million primarily as a result of our continuing preventative maintenance program and maintenance costs related to our renovation projects; and

•	Utility costs increased $0.3 million as a result of rate and consumption increases.

          Property and other taxes, insurance and leases fell as a result of stabilization in the insurance markets and improved loss experience, successful appeals related to property tax assessments, and an adjustment for the recalculation of additional base rent on one of our hotels.

          Corporate expenses fell as a result of the significant reduction in post-emergence legal, professional and other costs related to the Chapter 11 proceedings. For the first quarter 2004, these costs totaled $0.2 million compared to $2.2 million for the first quarter 2003 (not including the $1.2 million of reorganization items).

          Depreciation and amortization expense declined as a result of our reduced asset base on the continuing operations hotels. The asset base on these hotels fell as a result of $12.7 million of impairment charges recorded after the first quarter 2003 on assets held for use.

Non-operating income (expenses) — Continuing Operations

	Three Months Ended

	March 31,	March 31,
	2004	2003	Increase (Decrease)

	(Unaudited in
	thousands)
Non-operating income (expenses):
Interest income and other	$43	$83	$(40)	(48.2)%
Interest expense:
Preferred stock dividend	(4,285)	—	4,285	n/m
Other interest expense	(8,159)	(6,279)	1,880	29.9%
Reorganization items	—	(1,237)	(1,237)	(100.0)%
Minority interests	(147)	(148)	(1)	(0.7)%

          The Preferred Stock dividend relates to dividends on the Preferred Stock issued on November 25, 2002. Dividends for the period January 1, 2004 to March 31, 2004 totaled $4.3 million. In accordance with SFAS No. 150 effective for us on July 1, 2003, dividends relating to the period after the effective date are reported as interest expense. Dividends for the period prior to the effective date continue to be shown as a deduction from retained earnings with no effect on our results of operations. As a result, the $4.3 million dividend accrued for the period January 1, 2004 to March 31, 2004 is reported in interest expense while the $3.8 million dividend accrued for the period January 1, 2003 to March 31, 2003 is shown as a deduction from retained earnings.

          Other interest expense for the first quarter 2004 increased primarily as result of costs associated with the Lehman Financing obtained in May 2003. Though the Lehman Financing replaced previous debt, we paid no interest during the first quarter 2003 on the debt which it replaced, as approved by the Bankruptcy Court. In addition, included in other interest expense for the first quarter 2004 and 2003 are amortization of loan fees of $1.5 and $0.6 million, respectively. The increase in amortization of loan fees is also related to the Lehman Financing.

          Reorganization items for the first quarter 2003 of $1.2 million represent Chapter 11 expenses incurred between January 1, 2003 and March 31, 2003 relating to the 18 hotels which emerged from Chapter 11 on May 22, 2003. We continue to incur expenses related to the Chapter 11 proceedings but currently report these expenses as part of general, administrative and other expenses. In accordance with

GAAP, all Chapter 11 expenses incurred in the first quarter 2003 relating to the 18 hotels were reported as reorganization items.

          Minority interests represent the third party owners’ share of the net income of the four joint ventures in which we have a controlling equity interest. The aggregate results of these joint ventures for the first quarter 2004 were similar to the results for the first quarter 2003 and hence our share of the joint ventures’ income for the first quarter 2004 was flat compared to the first quarter 2003.

Year Ended December 31, 2003 Compared to the 2002 Combined Period

Revenues — Continuing Operations

		2002
		Combined
	2003	Period	Increase (decrease)

Revenues ($ in thousands):
Rooms	$229,519	$237,800	$(8,281)	(3.5)%
Food and beverage	70,791	74,124	(3,333)	(4.5)%
Other	11,104	12,649	(1,545)	(12.2)%

Total revenues	$311,414	$324,573	$(13,159)	(4.1)%

Occupancy	59.9%	61.5%	n/m	(2.6)%
ADR	$74.44	$75.02	$(0.58)	(0.8)%
RevPAR	$44.57	$46.16	$(1.59)	(3.4)%

          The 3.5% decline in room revenues results from the decline in occupancy and ADR. Occupancy declined by 2.6% (from a 61.5% to a 59.9% occupancy rate) while ADR declined by 0.8%. The decline in occupancy reflected the general decline in the lodging industry but also reflected, in part, some loss in volume due to renovations being performed at some of our hotels, brand changes and reduced performance at some hotels due to their need for renovation. The decline in ADR was due to lower demand for hotels as well as a change in buying patterns with more guests purchasing discounted rooms via the Internet.

          Food and beverage and other revenues were also affected by the decline in occupancy and a reduction in group banquet and catering functions. Other revenues, which declined by 12.2%, were affected by a decline in telephone revenues as a result of the increased usage of cell phones by our guests as well as the availability of free high speed Internet access at some of our hotels.

          Some positive signs have started to emerge for the lodging industry. Smith Travel Research recently forecasted RevPAR growth in 2004 due to rising occupancy and room rates and improving supply and demand fundamentals. We expect to realize some of the benefits of that growth but believe that we will not benefit fully from the recovery, particularly as some of our hotels are still under renovation and some need to be renovated. Some of our hotels recently have been renovated and we expect that these and others will benefit from the recovery.

          To assist us in isolating the temporary effects on hotels which have undergone major change or are undergoing change, we have identified a group of hotels as “stabilized hotels.” Stabilized hotels are those hotels included in our portfolio on December 31, 2003 which:

•	were not held for sale;

•	were not undergoing major renovation during 2002 or 2003 (we consider a major renovation to be a renovation which in the aggregate exceeded $5,000 per room); or

•	were not subject to brand changes during 2002 or 2003.

          Due to the deferral of capital expenditures at some of our hotels in the recent past, the group of stabilized hotels includes many properties in need of renovation. The table below presents data on our stabilized hotels:

		2002
		Combined
	2003	Period	% increase (decrease)

Number of stabilized hotels	58	58	—
Number of rooms	10,659	10,659	—
Occupancy	62.5%	64.1%	(2.5)%
ADR	$75.59	$76.30	(0.9)%
RevPAR	$47.22	$48.87	(3.4)%

          The decline in occupancy for our stabilized hotels was lower than the decline in occupancy for our hotels included in continuing operations, as stabilized hotels were not affected by displacements from hotel renovations. The ADR decline for our stabilized hotels exceeded the decline of our continuing operations hotels, resulting in the decline in RevPAR for our continuing operations hotels being the same as for our stabilized hotels.

Direct operating expenses — Continuing Operations

		2002
		Combined
	2003	Period	Increase (decrease)

	($ in thousands)
Direct operating expenses:
Rooms	$65,814	$65,624	$190	0.3%
Food and beverage	48,686	52,269	(3,583)	(6.9)%
Other	7,970	8,716	(746)	(8.6)%

Total direct operating expenses	$122,470	$126,609	$(4,139)	(3.3)%

% of total revenues	39.3%	39.0%

          Direct operating expenses, which vary with revenues, were lower due to lower revenues. However, these expenses were not reduced proportionately with revenues due to fixed costs and the need to maintain minimum levels of service regardless of occupancy declines. Fixed costs primarily relate to salaried employees and benefits.

          Rooms expenses on an actual cost per occupied room basis increased as a result of increases in benefit costs (28% of the total increase), enhanced complimentary food and beverage items to guests enrolled in our brand loyalty programs (31% of the total increase) and general cost increases for expendable items used in the rooms department. Benefit costs include group health insurance, our 401(k) plan and workers’ compensation. Due to declining room demand in the first half of 2003 and a shift in room demand to Internet booking sites that provide discounted room rates, we were unable to achieve gains in ADR to offset these cost increases.

          The food and beverage department benefited from our improved purchasing program and greater controls on inventory, partially offset by increased benefit costs.

          Other expenses decreased by $0.7 million due in part due to a $0.4 million decline in telephone expenses as a result of increased usage of cell phones by our guests.

          We continued to realize cost efficiencies through the negotiation of national purchase contracts for all of our hotels. Through such contracts, we have benefited from lower unit costs on some of our routinely purchased items.

Other operating expenses — Continuing Operations

		2002
		Combined
	2003	Period	Increase (decrease)

	($ in thousands)
Other operating expenses:
General, administrative and other	$137,888	$132,194	$5,694	4.3%
Depreciation and amortization	29,761	43,636	(13,875)	(31.8)%
Impairment of long-lived assets	12,667	—	12,667	n/m

Total other operating expenses	$180,316	$175,830	$4,486	2.6%

% of total revenues	57.9%	54.2%

          General, administrative and other expenses were $5.7 million higher in 2003 as a result of increases in the following:

•	We incurred $4.6 million in legal, professional and other costs related to the Chapter 11 proceedings. Prior to our emergence from Chapter 11, these costs would have been classified as reorganization expenses;

•	Insurance costs increased $1.7 million due to increased insurance premium costs and safety training programs;

•	Utility costs increased $1.6 million due to increases in rates and increases in consumption caused by severe weather conditions in the Northeast;

•	Ground and property rent increased $0.5 million due to escalation clauses in the lease agreements; and

•	Repairs and maintenance costs increased $0.4 million due to enhanced preventative maintenance programs as well as to delayed renovations on some of our hotels.

          These higher expenses were offset by reductions in other expenses, as follows:

•	Legal and other professional fees decreased by approximately $1.2 million partially as a result of our reduced reliance on external professional services and also as a result of the resolution of a number of litigation cases through the Chapter 11 proceedings;

•	Equipment rentals decreased by $0.5 million as a result of the initiation of improved lease programs for hotel vans, copiers and other equipment;

•	Franchise fees decreased by $0.4 million. Substantially all of our franchise fees are revenue-based and, therefore, fell as a result of the reduction in revenues; and

•	Bad debt expense decreased by $1.8 million. This was partially due to the release of a previous reserve during 2003 of $0.8 million that was no longer needed and an improvement in our portfolio as compared to the 2002 Combined Period.

          Depreciation and amortization expense declined by $13.9 million. Depreciation expense was reduced as a result of fresh start reporting. As part of fresh start reporting, we were required to adjust our assets to fair values and, as a result, recorded a net write-down of fixed assets of $193.2 million. After implementing fresh start reporting, our monthly depreciation decreased by $1.2 million ($14.4 million annualized). This decrease was partially offset by an increase in amortization of deferred franchise fees due to an increase in the fair values of deferred franchise fees. Amortization of deferred franchise fees increased by approximately $34,000 per month ($0.4 million annualized).

          The impairment of long-lived assets of $12.7 million recorded during 2003 represents reductions made to the carrying values of certain hotels held for use, to bring them in line with their estimated fair values.

Non-operating income (expenses) — Continuing Operations

		2002
		Combined
	2003	Period	Increase (decrease)

	($ in thousands)
Non-operating income (expenses):
Interest income and other	$807	$4,954	$(4,147)	(83.7)%
Interest expense:
Preferred Stock dividend	(8,092)	—	8,092	n/m
Other interest expense	(28,581)	(28,273)	308	1.1%
Gain on asset dispositions	445	—	445	n/m
Reorganization items	(1,397)	11,038	(12,435)	(112.7)%
Minority interests	1,294	273	1,021	374.0%

          Interest income and other for the 2002 Combined Period included $4.4 million of gain on extinguishment of debt. This gain related to discharge of a promissory note in the name of Macon Hotel Associates, LLC (“MHA”), a 60% owned subsidiary. The lender discharged the indebtedness of $3.9 million plus related accrued interest approximating $0.7 million in exchange for payment by MHA of $0.2 million.

          The Preferred Stock dividend relates to dividends on the Preferred Stock issued on November 25, 2002. Dividends for the period January 1, 2003 to December 31, 2003 totaled $15.7 million. In accordance with SFAS No. 150, effective for us on July 1, 2003, dividends relating to the period after the effective date are reported as interest expense. Dividends for the period prior to the effective date continue to be shown as a deduction from retained earnings with no effect on our results of operations. As a result, the $8.1 million dividend accrued for the period July 1, 2003 to December 31, 2003 is reported in interest expense while the $7.6 million dividend accrued for the periods January 1, 2003 to June 30, 2003 is shown as deductions from retained earnings.

          Included in other interest expense for 2003 is amortization of loan fees of $3.9 million. For the 2002 Combined Period, amortization of loan fees were de minimus because we wrote off all deferred loan fees when we filed for Chapter 11 in December 2001.

          A significant portion of our debt is variable based primarily on one month LIBOR. Our variable rate debt at December 31, 2003 approximated $382.8 million. Interest expense on our variable rate debt fell as a result of reductions in LIBOR and reductions in the interest rate spread. LIBOR averaged 1.25% for 2003 and 1.77% for the 2002 Combined Period. Also, the interest rate spread on the Merrill Lynch Mortgage debt incurred in November 2002 is approximately 200 basis points, or 2%, lower than the interest rate spread on the variable rate debt that it replaced. The interest expense associated with the Lehman Financing served to offset the reduction in interest discussed above. Though the Lehman Financing replaced previous debt, we paid no interest during 2002 on the debt that it replaced, as approved by the Bankruptcy Court.

          The gain on asset dispositions for 2003 relates to consideration received for condemned land less the carrying values.

          Reorganization items for 2003 of $1.4 million represent Chapter 11 expenses incurred between January 1, 2003 and May 22, 2003 relating to the 18 hotels that emerged from Chapter 11 on May 22, 2003. We continue to incur expenses related to the Chapter 11 proceedings but currently report these expenses as part of general, administrative and other expenses. In accordance with GAAP, all expenses related to the Chapter 11 proceedings between January 1, 2002 and November 22, 2002 were reported as reorganization items, including the fair value adjustments recorded on the implementation of fresh start reporting.

          Reorganization items for the 2002 Combined Period consisted of the following:

•	Adjustments recorded on the application of fresh start reporting of $33.3 million consisting of a gain on extinguishment of debt of $223.1 million offset by fixed asset write downs and other fresh start adjustments of $189.8 million; and

•	Expenses incurred as a result of the Chapter 11 proceedings of approximately $22.3 million, consisting mainly of legal and professional fees.

          Minority interests represent the third party owners’ share of the net income or loss of the four joint ventures in which we have a controlling equity interest. The increase of $1.0 million relates primarily to one joint venture owning one hotel. The net loss of this joint venture was higher in 2003 as a result of an impairment charge recorded to write down the carrying value of the hotel.

The 2002 Combined Period Compared to the Year Ended December 31, 2001

Revenues — Continuing Operations

	2002
	Combined
	Period	2001	Increase (decrease)

Revenues ($ in thousands):
Rooms	$237,800	$257,100	$(19,300)	(7.5)%
Food and beverage	74,124	79,554	(5,430)	(6.8)%
Other	12,649	14,418	(1,769)	(12.3)%

Total revenues	$324,573	$351,072	$(26,499)	(7.5)%

Occupancy	61.5%	63.0%	n/m	(2.4)%
ADR	$75.02	$77.60	$(2.58)	(3.3)%
RevPAR	$46.16	$48.91	$(2.75)	(5.6)%

*	Revenues for 2001 in the table above include the revenues of six hotels sold in 2001, while occupancy, ADR and RevPAR in the table exclude the six hotels sold in 2001. Revenues in 2001 for these six hotels were:

(in thousands)
Rooms	$5,041
Food and beverage	1,520
Other	465

Total revenues	$7,026

          After excluding the $5.0 million from the 2001 room revenues for six hotels sold in 2001, thereby producing room revenues for a comparable portfolio, the decline in room revenues was 5.7%. This reduction in room revenues resulted from declines in both occupancy and ADR. Occupancy declined by 2.4% (from a 63.0% to a 61.5% occupancy rate) while ADR declined by 3.3%. These reductions reflected the general decline in the economy and the lodging industry in the aftermath of the terrorist attacks of September 11, 2001 and hotel quality issues due to the liquidity constraints which led to our Chapter 11 filing. Occupancy, ADR and RevPAR were also affected by renovation displacement at some of our hotels.

          The lower food and beverage revenues were due to the lower occupancy levels in the 2002 Combined Period. Other revenues declined in the 2002 Combined Period primarily due to a $1.3 million reduction in telephone revenues resulting from increased cell phone usage.

          The table below presents data on our stabilized hotels:

	2002
	Combined		% increase
	Period	2001	(decrease)

Number of stabilized hotels	58	58	—
Number of rooms	10,659	10,659	—
Occupancy	64.1%	64.4%	(0.5)%
ADR	$76.30	$79.31	(3.8)%
RevPAR	$48.87	$51.11	(4.4)%

          The decline in occupancy for our stabilized hotels was lower than the decline in occupancy for all hotels included in our continuing operations, as stabilized hotels were not affected by renovation displacements. In addition, ADR of stabilized hotels declined more than ADR of all hotels in continuing operations because stabilized hotels included a higher proportion of hotels in need of renovation, resulting in the decline in RevPAR for our stabilized hotels being greater than the decline in RevPAR for all hotels included in our continuing operations.

Direct operating expenses — Continuing Operations

	2002
	Combined
	Period	2001	Increase (decrease)

	($ in thousands)
Direct operating expenses:
Rooms	$65,624	$69,257	$(3,633)	(5.2)%
Food and beverage	52,269	55,459	(3,190)	(5.8)%
Other	8,716	8,540	176	2.1%

Total direct operating expenses	$126,609	$133,256	$(6,647)	(5.0)%

% of total revenues	39.0%	38.0%

*	Direct operating expenses for 2001 in the table above include the direct operating expenses of six hotels sold in 2001. Direct operating expenses in 2001 for these six hotels were:

(in thousands)
Rooms	$1,794
Food and beverage	1,241
Other	202

Total direct expenses	$3,237

          After excluding the $1.8 million from the 2001 room expenses for six hotels sold in 2001, thereby producing room expenses for a comparable portfolio, the decline in room expenses was 2.7%. As a percentage of room revenues, our room expenses increased in the 2002 Combined Period but the actual cost per occupied room declined. Our margins were also affected by the decline in ADR.

          Food and beverage margins were negatively affected by a decline in banquet catering and meetings business in the 2002 Combined Period. The banquet catering and meetings business is the most profitable area of our food and beverage operations.

          Other operating expenses remained flat despite lower sales due to our inability to offset a large portion of fixed expenses in this department.

Other operating expenses — Continuing Operations

	2002
	Combined
	Period	2001	Increase (decrease)

	($ in thousands)
Other operating expenses:
General, administrative and other	$132,194	$154,320	$(22,126)	(14.3)%
Depreciation and amortization	43,636	46,065	(2,429)	(5.3)%
Impairment of long-lived assets	—	20,503	(20,503)	(100.0)%

Total other operating expenses	$175,830	$220,888	$(45,058)	(20.4)%

% of total revenues	54.2%	62.9%

          General, administrative and other expenses decreased by $22.1 million. Of the $22.1 million decrease, $3.3 million related to six hotels sold in 2001. In addition, the property level component of general, administrative and other expenses was lower in the 2002 Combined Period, primarily as a result of reductions in revenues. General, administrative and other expenses for the 2002 Combined Period also declined as a result of reductions in corporate overhead due to cost reductions at the corporate office. These initiatives included reductions in staffing, office space and technology.

          Depreciation and amortization expense for the 2002 Combined Period decreased by $2.4 million. Of the $2.4 million decrease, $0.6 million was attributable to six hotels sold in 2001. The reduction in depreciation and amortization expense was also due to the reduced carrying values of certain assets arising from impairment charges recorded in the fourth quarter of 2001. This decrease was partially offset by additional depreciation related to capital improvements. Also, depreciation for the period November 23, 2002 to December 31, 2002 declined as a result of the write-down of fixed assets recorded when we implemented fresh start reporting.

          The $20.5 million of impairment charges for 2001 consisted of the following:

•	A $6.9 million charge related to revised estimates of fair value for properties previously held for sale; and

•	Impairment charges on assets held for use of $21.0 million, partially offset by a recapture of $7.4 million of impairment charges related to assets previously held for sale that were no longer being actively marketed for sale.

Non-operating income (expenses) — Continuing Operations

	2002
	Combined
	Period	2001	Increase (decrease)

	($ in thousands)
Non-operating income (expenses):
Interest income and other	$4,954	$709	$4,245	598.7%
Interest expense	(28,273)	(71,817)	(43,544)	(60.6)%
Gain on asset dispositions	—	23,975	(23,975)	(100.0)%
Reorganization items	11,038	(21,672)	(32,710)	(150.9)%
Minority interests — Preferred redeemable securities	—	(12,869)	12,869	(100.0)%
Minority interests — Other	273	38	235	618.4%

          Interest income and other increased significantly in the 2002 Combined Period primarily as the result of a discharge of indebtedness in respect of MHA, a 60% owned subsidiary. The resulting gain on extinguishment of this indebtedness was $4.4 million and resulted from the exchange of a promissory note of $3.9 million plus related accrued interest approximating $0.7 million in exchange for payment by MHA of $0.2 million.

          Interest expense for the 2002 Combined Period decreased as a result of the suspension of interest payments on debt secured by highly leveraged hotels while we were in Chapter 11. Where the estimated value of the underlying collateral in respect of certain debts was considered to be less than the carrying value of that debt, we ceased accruing interest on those debts. Contractual interest expense in respect of those debts that was not recorded for the 2002 Combined Period (excluding interest on our Convertible Redeemable Equity Structured Trust Securities (“CRESTS”)) approximated $28.2 million. Recorded interest expense for the 2002 Combined Period also declined as a result of decreasing interest rates on our variable rate debt. LIBOR for the 2002 Combined Period averaged 1.77% while the average for 2001 was 3.71%.

          The gain on asset disposition for 2001 related primarily to the sale of one hotel in the first quarter of 2001 and represents the excess of the net proceeds of the sale over the net book value of assets sold.

          Reorganization items for the 2002 Combined Period consisted of the following:

•	Adjustments recorded on the application of fresh start reporting of $33.3 million, consisting of gain on extinguishment of debt of $223.1 million offset by fixed asset write downs and other fresh start adjustments of $189.8 million; and

•	Expenses incurred as a result of the Chapter 11 proceedings of approximately $22.3 million, consisting mainly of legal and professional fees.

          Reorganization items for 2001 consisted of write-offs of deferred loan fees of $18.7 million and expenses incurred as a result of the Chapter 11 proceedings of approximately $3.0 million.

          Minority interest differed significantly in the 2002 Combined Period compared to 2001 as a result of the non-accrual of interest on the CRESTS. We ceased accruing interest on the CRESTS while we were in Chapter 11 as these were unsecured debts. CRESTS interest not accrued for the 2002 Combined Period approximated $12.7 million.

Results of Operations — Discontinued Operations

          Discontinued operations include results of operations for both assets sold during the reporting period and assets that have been identified for sale. Consequently, the 13 hotels and three land parcels that were held for sale at March 31, 2004, as well as the 15 hotels and the office building that were sold or otherwise disposed of between January 1, 2003 and March 31, 2004, are included in discontinued operations. We present these hotels as discontinued operations in the results of operations for the three months ended March 31, 2004 and 2003, the year ended December 31, 2003, the 2002 Combined Period and the year ended December 31, 2001.

Quarter Ended March 31, 2004 Compared Ended March 31, 2003

          Set forth below are the condensed combined statement of operations for the properties classified as discontinued operations:

	Three Months Ended

	March 31,	March 31,	Increase
	2004	2003*	(Decrease)

	(Unaudited in thousands)
Revenues:
Rooms	$7,944	$9,134	$(1,190)
Food and beverage	2,318	2,359	(41)
Other	478	793	(315)

	10,740	12,286	(1,546)

Operating expenses:
Direct:
Rooms	2,696	3,196	(500)
Food and beverage	1,834	2,028	(194)
Other	385	598	(213)

	4,915	5,822	(907)

	5,825	6,464	(639)

Other operating expenses:
General, administrative and other	6,063	7,750	(1,687)
Depreciation and amortization	133	1,447	(1,314)
Impairment of long-lived assets	2,153	—	2,153

Other operating expenses	8,349	9,197	(848)

	(2,524)	(2,733)	209
Other income (expense):
Interest expense	(1,185)	(510)	(675)
Gain on asset dispositions	3,007	—	3,007

Loss before income taxes	(702)	(3,243)	2,541
Benefit (provision) for income taxes	—	—	—

Net loss	$(702)	$(3,243)	$2,541

*	The first quarter 2003 revenues and expenses in the table above includes de minimus amounts for the eight hotels conveyed to a lender in January 2003 and the one hotel returned to the lessor of a capital lease, also in January 2003.

          First quarter 2004 revenues and expenses reflected in discontinued operations above are not fully comparable with the first quarter 2003 revenues and expenses as a result of the following:

•	For the first quarter 2004 there are no revenues and expenses in the table for the hotel and office building sold during 2003. The hotel was sold in November 2003 and the office building was sold in December 2003. Hence, the first quarter 2003 results reflect the full quarter’s operations for these two properties. For the first quarter 2003, revenues for these two properties were $0.8 million and direct operating expenses were $0.3 million in aggregate.

•	Less than a quarter’s revenues and expenses are included in the results for the first quarter 2004 for the five hotels sold at various times during the quarter.

          Additionally the following factors affected the results of the hotels included in discontinued operations:

•	Depreciation on these hotels was suspended by our classification of these assets as held for sale. All nineteen hotels identified for sale during 2003 were identified subsequent to the first quarter 2003 and hence the full quarter’s depreciation would have been recorded in the first quarter 2003 with no depreciation on these assets being recorded during the first quarter 2004. Impairment charges of $2.2 million recorded in the first quarter 2004 represent the excess of the carrying values of assets held for sale over the revised estimated selling prices less estimated selling costs.

•	Interest expense increased as a result of the Lehman Financing which was executed in May 2003 and which replaced debt on which we were not required to pay interest while the related hotels were in Chapter 11.

•	The gain on asset dispositions of $3.0 million represents the gain on sale of four of the five hotels sold during the first quarter 2004.

Year Ended December 31, 2003, the 2002 Combined Period and Year Ended December 31, 2001

          Set forth below is the condensed combined statement of operations for properties classified as discontinued operations:

		2002		Increase	Increase
		Combined		(decrease)	(decrease)
	2003	Period	2001	2003 versus 2002	2002 versus 2001

	(28 hotels)(1)	(28 hotels)	(28 hotels)
			(in thousands)
Revenues:
Rooms	$46,451	$63,860	$71,752	$(17,409)	$(7,892)
Food and beverage	11,264	16,709	19,020	(5,445)	(2,311)
Other	3,422	4,629	5,712	(1,207)	(1,083)

	61,137	85,198	96,484	(24,061)	(11,286)

Operating expenses:
Direct:
Rooms	14,439	20,782	22,158	(6,343)	(1,376)
Food and beverage	8,905	13,516	15,206	(4,611)	(1,690)
Other	2,483	3,075	3,662	(592)	(587)

	25,827	37,373	41,026	(11,546)	(3,653)

	35,310	47,825	55,458	(12,515)	(7,633)
Other operating expenses:
General, administrative and other	29,643	40,478	40,515	(10,835)	(37)
Depreciation and amortization	3,367	13,558	16,480	(10,191)	(2,922)
Impairment of long-lived assets	5,387	—	46,837	5,387	(46,837)

Other operating expenses	38,397	54,036	103,832	(15,639)	(49,796)

	(3,087)	(6,211)	(48,374)	3,124	42,163
Other income (expense):
Interest expense	(3,953)	(3,855)	(3,509)	(98)	(346)
Gain on asset dispositions	3,085	—	—	3,085	—

Loss before income taxes and reorganization items	(3,955)	(10,066)	(51,883)	6,111	41,817
Reorganization items	(648)	1,652	(3,344)	(2,300)	4,996

Loss before income taxes	(4,603)	(8,414)	(55,227)	3,811	46,813
Benefit (provision) for income taxes	—	1,200	—	(1,200)	1,200

Net loss	$(4,603)	$(7,214)	$(55,227)	$2,611	$48,013

(1)	The 2003 revenues and expenses in the table above include de minimus amounts of the eight hotels conveyed to a lender in January 2003 and the one hotel returned to the lessor of a capital lease, also in January 2003.

          The disposition of nine hotels in January 2003 adversely affects comparability between periods of results of operations for the properties included in discontinued operations. Results of operations for our discontinued operations were affected by the same macroeconomic factors discussed above for our continuing operations. Additional factors affecting the results for 2003, the 2002 Combined Period and 2001 are discussed below.

Year Ended December 31, 2003 Compared to the 2002 Combined Period

          Revenues and expenses included in discontinued operations were affected by hotel dispositions in January 2003.

          The 2002 Combined Period results include the following revenues and expenses for eight hotels conveyed to a lender in satisfaction of related debt and one hotel returned to the lessor of a capital lease in January 2003:

2002
Combined
Period

(in thousands)
Revenues:
Rooms	$17,116
Food and beverage	4,657
Other	716

22,489

Operating expenses:
Direct:
Rooms	5,959
Food and beverage	3,781
Other	653

10,393

$12,096

General, administrative and other	$10,406
Depreciation and amortization	$2,938

          Substantially all of the total revenue, direct expense, and general, administrative and other expense differences between 2003 and the 2002 Combined Period are a result of the disposition of these nine hotels. Of the $10.2 million decrease in depreciation and amortization expense between 2003 and the 2002 Combined Period, $2.9 million was attributable to the disposition of these nine hotels. Additionally, the lower asset base as a result of fresh start reporting and the effect of not depreciating assets once they are identified for sale accounted for an additional $4.8 million and $2.3 million of the decrease, respectively.

          The impairment of long-lived assets of $5.4 million recorded in 2003 represents the write-down of assets held for sale. In accordance with GAAP, assets identified for sale are valued at the lower of their estimated selling prices, less costs to sell, and their carrying values. Where the estimated net selling prices exceeded the carrying values, no gain was recorded.

          Gain on asset dispositions of $3.1 million represents gain on the sale of one hotel and one office building in November 2003. The gain represents the excess of the net proceeds of the sale over the carrying values of these two properties. The income tax benefit for the 2002 Combined Period related to a hotel sold during 2001 and represented reductions of accruals for state income tax provisions recorded during 2001.

The 2002 Combined Period Compared to the Year Ended December 31, 2001

The reduction in depreciation and amortization expense between the 2002 Combined Period and 2001 was due to the reduced carrying values of certain assets arising from impairment charges recorded in the fourth quarter of 2001. This decrease was partially offset by additional depreciation related to capital improvements. Also, depreciation for the period November 23, 2002 to December 31, 2002 declined as a result of the write-down of fixed assets recorded on the implementation of fresh start reporting.

          Of the impairment charges of $46.8 million for 2001, $50.3 million related to assets held for use and $1.5 million related to assets held for sale. These charges were partially offset by a recapture of $4.9 million of impairment charges related to assets previously held for sale that were no longer being actively marketed for sale.

          Reorganization items for the 2002 Combined Period consisted of:

•	Adjustments recorded on the application of fresh start reporting of $5.0 million, consisting of gain on extinguishment of debt of $33.3 million offset by fixed asset write downs and other fresh start adjustments of $28.3 million; and

•	Expenses incurred as a result of the Chapter 11 proceedings of approximately $3.3 million, consisting mainly of legal and professional fees.

          Reorganization items for 2001 consisted of write-offs of deferred loan fees of $2.8 million and expenses incurred as a result of the Chapter 11 proceedings of approximately $0.5 million.

Income taxes

          Because we incurred net losses, we paid no federal income tax for the year ended December 31, 2003, the 2002 Combined Period or the year ended December 31, 2001. At December 31, 2003, we had available net operating loss carryforwards of approximately $270 million for federal income tax purposes, which will expire in 2004 through 2023. Under our plans of reorganization, substantial amounts of net operating loss carryforwards were utilized to offset income from debt cancellations in the 2002 Combined Period. The Company’s ability to use its net operating loss carryforward to offset future income is subject to annual limitations. Our reorganization under Chapter 11 resulted in a change of ownership as defined in Section 382 of the Internal Revenue Code, following which we determined our annual limitation to be approximately $10 million. It is anticipated that this offering of our common stock will result in another change of ownership under Section 382, which we expect will subject our use of net operating losses (including those experienced both before and after our reorganization) to an annual limitation of approximately $8.3 million. Any annual limitation amount that we fail to utilize in any particular taxable year, however, will increase the limitation amount available in the following taxable year. At December 31, 2003, we established a valuation allowance of $140.0 million to fully offset our net deferred tax asset.

          In addition, we recognized an income tax provision of $0.2 million for 2003, a benefit of $1.3 million for the 2002 Combined Period and a provision of $2.8 million for 2001. The benefit for the 2002 Combined Period related primarily to a reduction of the provision recorded in 2001, while the 2003 and 2001 provisions related primarily to liabilities for state income taxes.

EBITDA

          Earnings before interest, taxes, depreciation and amortization (“EBITDA”) is a widely-used industry measure of performance and also is used in the assessment of hotel property values. EBITDA is a non-GAAP measure and should not be used as a substitute for measures such as net income (loss), cash flows from operating activities, or other measures computed in accordance with GAAP. Depreciation and amortization are significant non-cash expenses for us as a result of the high proportion of our assets which are long-lived, including property, plant and equipment. We depreciate property, plant and equipment over their estimated useful lives and amortize deferred financing and franchise fees over the term of the applicable agreements. We believe that EBITDA provides pertinent information to investors as an additional indicator of our operating performance.

          The following table presents EBITDA, a non-GAAP measure, for the three months ended March 31, 2004 and 2003, and 2003, the 2002 Combined Period and 2001 and provides a reconciliation with our (loss) income from continuing operations, a GAAP measure:

	For the Three Months
	Ended March 31,
				2002
	2004	2003	2003	Combined Period	2001

	(in thousands)
Continuing operations:
(Loss) income — continuing operations	$(6,384)	$(5,841)	$(27,074)	$10,254	$(87,537)
Depreciation and amortization	6,805	7,422	29,761	43,636	46,065
Impairment of long-lived asset	—	—	12,667	—	20,503
Fresh start adjustments	—	—	—	(33,318)	—
Interest income and other	(43)	(83)	(807)	(4,954)	(709)
Interest expense	8,159	6,279	28,581	28,273	71,817
Preferred stock dividends	4,285	—	8,092	—	—
Gain on asset dispositions	—	—	(445)	—	(23,975)
Interest on the preferred redeemable securities (CRESTS)	—	—	—	—	12,869
Provision (benefit) for income taxes — continuing operations	76	76	178	(128)	2,829

EBITDA	$12,898	$7,853	$50,953	$43,763	$41,862

          EBITDA for the three periods presented above were negatively affected by the following reorganization expenses:

	For the Three Months
	Ended March 31,
				2002
	2004	2003	2003	Combined Period	2001

	(in thousands)
Write-off of deferred financing costs	$—	$—	$—	$—	$18,628
Other reorganization items:
Legal and professional fees	—	237	311	19,414	2,766
Loan extension fees	—	1,000	1,025	—	—
Other	—	—	61	2,864	278

	$—	$1,237	$1,397	$22,278	$21,672

          In addition, EBITDA for the three months ended March 31, 2004 and 2003, for the year ended December 31, 2003 and for the 2002 Combined Period were affected by other Chapter 11 expenses (included in general, administrative and other) of $0.2 million, $2.2 million, $4.6 million, and $0.8 million, respectively.

Quarterly Results of Operations

          The following table presents certain quarterly data for the nine quarters ended March 31, 2004. The data have been derived from our unaudited condensed consolidated financial statements for the periods indicated. Our unaudited consolidated financial statements have been prepared on substantially the same basis as our audited consolidated financial statements included elsewhere in this prospectus and include all adjustments, consisting primarily of normal recurring adjustments, that we consider to be necessary to present fairly this information when read in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of the results to be expected for future periods. Total revenues and total expenses for each quarter were as reported in our quarterly filings with the Securities and Exchange Commission. However, the allocation of the revenues and expenses between our continuing operations and discontinued operations may not be as reported in our previous quarterly filings because the results of discontinued operations, in the tables below, are based on the hotels held for sale as of March 31, 2004. The allocation of results of operations between our continuing operations and discontinued operations, at the time of the quarterly filings, was based on the assets held for sale, if any, as of the dates of those filings.

	Successor						Predecessor

						Fourth Quarter 2002
	First	Fourth	Third	Second	First			Third	Second	First
	Quarter	Quarter	Quarter	Quarter	Quarter	November 23	October 1 to	Quarter	Quarter	Quarter
	2004	2003	2003	2003	2003	to December 31	November 22	2002	2002	2002

	($ in thousands, except per share data)						($ in thousands, except per share data)
Revenues:
Continuing operations	$76,805	$73,706	$81,754	$82,825	$73,379	$25,340	$49,657	$83,629	$89,565	$76,616
Direct operating — Continuing operations	29,524	30,758	31,740	30,936	29,035	12,573	18,664	32,091	33,566	29,717

Gross profit	47,281	42,948	50,014	51,889	44,344	12,767	30,993	51,538	55,999	46,899

Net income (loss)*	$(7,086)	$(16,506)	$(3,646)	$(2,441)	$(9,084)	$(9,326)	$27,890	$(4,557)	$3,463	(14,430)
Net income (loss) attributable to common stock*	$(7,086)	$(16,506)	$(3,646)	$(6,259)	$(12,860)	$(10,836)	$27,890	$(4,557)	$3,463	$(14,430)
Basic and diluted loss per common share attributable to common stock	$(3.04)	$(7.08)	$(1.56)	$(2.67)	$(5.51)	$(4.65)	$0.98	$(0.16)	$0.12	$(0.51)
Percentage data:
Direct operating expenses as a % of revenues	38.4%	41.7%	38.8%	37.4%	39.6%	49.6%	37.6%	38.4%	37.5%	38.8%
Gross contribution as a % of revenues	61.6%	58.3%	61.2%	62.6%	60.4%	50.4%	62.4%	61.6%	62.5%	61.2%

*	There were no extraordinary items or cumulative effect of accounting change adjustments during the above periods.

          Historically, our operations and related revenues and operating results have varied substantially from quarter to quarter. We expect these variations to continue for a variety of reasons, primarily seasonality. However, due to the fixed nature of certain expenses, such as marketing and rent, our operating expenses do not vary as significantly from quarter to quarter.

Liquidity and Capital Resources

Working Capital

          We use our cash flows primarily for operating expenses, debt service, and capital expenditures. Currently, our principal sources of liquidity consist of cash flows from operations and existing cash balances. Cash flows from operations may be adversely affected by factors such as a reduction in demand for lodging or certain large scale renovations being performed at our hotels. To the extent that significant amounts of our accounts receivable are due from airline companies, a further downturn in the airline industry also could materially and adversely affect the collectibility of our accounts receivable, and hence our liquidity. At March 31, 2004 and December 31, 2003, airline receivables represented approximately 16% and 25% of our accounts receivable, net of allowances. A further downturn in the airline industry could also affect our revenues by decreasing the aggregate levels of demand for travel. We expect that the sale of certain assets will provide additional cash to pay down outstanding debt and to fund a portion of our capital expenditures. One of our hotels and our one office building were sold during 2003, eight hotels were sold between January 1, 2004 and May 31, 2004, and as of May 31, 2004 we have 10 hotels and three land parcels held for sale. Of the nine hotels and one office building sold between November 1, 2003 and May 31, 2004, the aggregate net proceeds were $44.9 million, $35.5 million of which was used to pay down debt and $9.4 million of which was used for general corporate purposes, including capital expenditures.

          Our ability to make scheduled debt service payments and fund operations and capital expenditures depends on our future performance and financial results, including the successful implementation of our business strategy and, to a certain extent, the general condition of the lodging industry and the general economic, political, financial, competitive, legislative and regulatory environment. In addition, our ability to refinance our indebtedness depends to a certain extent on these factors as well. Many factors affecting our future performance and financial results, including the severity and duration of macroeconomic downturns, are beyond our control. See “Risk Factors — Risks Related to Our Business.”

          We intend to use approximately $116.2 million (estimated as of July 26, 2004) of the net proceeds of this offering to redeem all of the shares of our Preferred Stock not being exchanged for common stock in the Preferred Share Exchange, including accrued dividends and a 4% prepayment premium. We intend to use approximately $35.2 million from the net proceeds of this offering for capital expenditures, of which $22.7 million will be deposited in the Reserve Account with Merrill Lynch Mortgage relating to hotels securing the Refinancing Debt and $12.5 million will be used for renovations and repositionings of other selected hotels. We also will deposit in the Reserve Account all of the funds held in reserve under our existing mortgage debt. As of May 31, 2004, these funds totaled $7.8 million. In addition, we intend to deposit an additional $3 million of the net proceeds of this offering in a reserve account pursuant to other requirements in the Refinancing Debt agreements. We will use any remaining net proceeds from this offering for general corporate purposes, including funding our growth strategy.

          We intend to continue to use our cash flows to make scheduled debt service payments and fund our operations and capital expenditures and, therefore, do not anticipate paying dividends on our common stock in the foreseeable future. As provided by the terms of the Preferred Stock, we paid the dividends that were due on our Preferred Stock on November 21, 2003 by the issuance of additional shares of Preferred Stock, with fractional shares paid in cash.

          Although we have emerged from Chapter 11, the distribution of shares to the general unsecured creditors is not complete as we continue to reconcile the claims made by those creditors. We have established a disputed claims reserve out of which those claims will be paid. Until this process is complete, we will continue to incur expenses in respect of these claims as well as Bankruptcy Court fees and professional fees.

          In accordance with GAAP, all assets held for sale, including assets that would normally be classified as long-term assets in the ordinary course of business, were reported as “assets held for sale” in current assets. Similarly, all liabilities related to assets held for sale were moved to the current liability category, including debt that would otherwise be classified as long-term liabilities in the ordinary course of business.

          At March 31, 2004, after reclassifying assets held for sale as current assets and liabilities related to the assets held for sale as current liabilities, we had working capital (current assets less current liabilities) of $0.4 million, compared with working capital of $2.4 million at December 31, 2003. See

Note 11 of the notes to our audited consolidated financial statements with respect to our decision to include the existing Merrill Lynch Mortgage debt financing in our long-term debt.

          Although there was some recovery in the hotel industry during the second half of 2003, the weak U.S. economy and the severe decline in the lodging industry after the terrorist attacks on September 11, 2001 continued to negatively affect lodging demand during 2003. Although we, and the lodging industry in general, experienced improved performance in the first quarter of 2004, it is difficult to predict when or if the industry will recover fully and our revenues from continuing operations will reach satisfactory levels. We continue to focus on hotel renovations and repositionings, both as a means of improving our competitive position in individual markets and to comply with franchisor requirements. During the first five months of 2004, we spent $9.0 million on capital expenditures, and we plan to invest approximately $35.2 million from the net proceeds of this offering for capital expenditures. We believe these investments will fund substantially all deferred capital expenditures at our hotels required by reason of our franchise agreements, undertakings we made in connection with our bankruptcy proceedings and our own operating plan. In the short term, we continue to diligently monitor our costs.

          We believe that the combination of the net proceeds from this offering, cash flows from operations, and the proceeds of asset dispositions will be sufficient to meet our liquidity needs for the next 24 months. We have executed agreements with Merrill Lynch Mortgage to refinance a substantial portion of our outstanding mortgage debt and, on the date of the consummation of this offering, the funding of the Refinancing Debt will be completed, which is a condition to completing this offering. We purchased, for approximately $1.9 million, a derivative instrument to assist in managing our exposure to rising interest rates on the Fixed Rate Debt prior to the consummation of the closing of the Refinancing Debt. If interest rates decline prior to the closing of the Refinancing Debt, we will receive the benefit of the decline in rates, although the derivative instrument will lose some or all of its value.

          Our ability to meet our longer-term cash needs is dependent on the continuation and extent of the recovery of the economy and the lodging industry, improvement in our operating results, the successful implementation of our portfolio improvement strategy and our ability to obtain third party sources of capital on favorable terms as and when needed. Our future liquidity needs and sources of working capital are subject to uncertainty and we can provide no assurance that we will have sufficient liquidity to be able to meet our operating expenses, debt service requirements, including scheduled maturities, and planned capital expenditures. We could lose the right to operate certain hotels under nationally recognized brand names, and furthermore, the termination of one or more franchise agreements could lead to defaults and acceleration under one or more of our loan agreements as well as obligations to pay franchise termination payments under the franchise agreements. See “Risk Factors” for further discussion of conditions that could adversely affect our estimates of future liquidity needs and sources of working capital.

Cash Flow

Operating activities

          Net cash provided by operating activities was $6.1 million and $6.3 million for the first quarter 2004 and the first quarter 2003, respectively. Although EBITDA of $12.9 million for first quarter 2004 was $5.0 million higher than first quarter 2003, net cash provided by operating activities was $0.2 million lower in first quarter 2004 primarily as the result of the release of bankruptcy-related restricted cash during 2003.

          During the first quarter 2003, $7.6 million of restricted cash was released and made available for our operations.

          During 2003, operating activities generated $34.8 million in cash, while cash flows used in operating activities for the 2002 Combined Period was $6.0 million. The increase in cash provided by operating activities is partially attributable to the availability in 2003 of cash which was previously restricted and also to the reduction in Chapter 11 expenses.

Investing activities

          Investing activities provided net cash flow of $11.1 million for the first quarter 2004, while for the first quarter 2003, investing activities accounted for a net cash outflow of approximately $4.5 million. The increase in investing activities in the first quarter 2004 over the first quarter 2003 was primarily a result of cash inflows from the sale of hotels during the first quarter 2004. Net proceeds from the sale of five hotels during the first quarter 2004 totaled $14.0 million. Investing activities for the first quarter 2004 also consisted of withdrawals of deposits from capital expenditure escrows of $2.2 million and capital expenditure outlays of $4.7 million. Due primarily to large scale renovations being performed at some of our hotels during the first quarter 2003, capital expenditures totaled $10.3 million, which were partially funded by withdrawals of $6.2 million from lender-controlled capital expenditure escrows.

          Investing activities accounted for an outlay of approximately $22.9 million for 2003 compared with $30.6 million for the 2002 Combined Period. Due primarily to large scale renovations performed at some of our hotels during 2003, capital expenditures totaled $30.8 million, $7.5 million higher than the $23.3 million spent in the 2002 Combined Period. Capital expenditures in 2003 were partially funded by withdrawals of $7.2 million from lender-controlled capital expenditure escrows, while in the 2002 Combined Period, these escrow balances were increased by $6.2 million. We also received proceeds of $0.8 million in 2003 as compensation for the condemnation of land. Net proceeds from the sale of a hotel and an office building totaled $12.3 million. Though the net sale proceeds of $12.3 million formed part of our cash provided from investing activities, on a consolidated basis, this is not reflected in the investing activities for our continuing operations on our consolidated statement of cash flows since it forms part of the cash flows of our discontinued operations. Other investing activities consisted primarily of other deposits and payments of franchise application fees net of refunds.

Financing activities

          Primarily as a result of the sale of the five hotels, we paid down portions of our debt in the first quarter 2004. Principal payments, including scheduled principal payments, were approximately $14.9 million for the first quarter 2004 compared with principal payments of $2.4 million in the first quarter 2003. Financing activities also included payments of financing costs of $0.6 million and $0.4 million for the first quarter 2004 and first quarter 2003, respectively.

          Cash flows used in financing activities were $11.8 million for 2003 while cash provided by financing activities was $33.7 million for the 2002 Combined Period. Financing activities for 2003 consisted primarily of proceeds of long-term debt of $80.0 million from the Lehman Financing and proceeds from the working capital revolver of $2.0 million, offset by repayment of other long-term debt of $87.1 million and the revolver of $2.0 million. The repayment of long-term obligations of $87.1 million includes the repayment of the mortgage debt which was secured by 18 hotels that emerged from Chapter 11 on May 22, 2003. This debt was repaid from the proceeds of the Lehman Financing. Payment of deferred loan fees for 2003 of $4.8 million relates to the Lehman Financing. For the 2002 Combined Period, financing activities consisted of proceeds of long-term debt of $309.0 million from our exit financing, received in November 2002, less payments of long-term debt of $267.8 million, primarily relating to debt repaid from the exit financing. The payments of deferred loan fees for the 2002 Combined Period of $7.6 million related primarily to costs of obtaining the exit financing.

          On September 18, 2003, we drew down the full availability of $2.0 million under a revolving loan agreement with OCM Real Estate Opportunities Fund II, L.P. (“OCM Fund II”). Borrowings under the facility bore interest at the fixed rate of 10% per annum and were repaid in December 2003 out of the proceeds we received from the sale of an office building. The facility was secured by two land parcels located in California and New Jersey and expired on May 1, 2004.

Debt, contractual obligations and franchise agreements

          Debt and contractual obligations (prior to debt refinancing)

          The following table sets forth our debt and contractual obligations as of December 31, 2003 and accordingly does not reflect the Refinancing Debt (see “— Refinancing Debt” below for a presentation of our debt and contractual obligations, as adjusted to reflect the Refinancing Debt, the Preferred Share Exchange and the redemption of our remaining Preferred Stock):

		Debt and contractual obligations due by year

	Total	2004	2005	2006	2007	2008	After 2008

	(in thousands)
Exit Financing
Merrill Lynch Mortgage Lending, Inc. — Senior	$216,052	$3,338	$212,714	$—	$—	$—	$—
Merrill Lynch Mortgage Lending, Inc. — Mezzanine	83,281	1,287	81,994	—	—	—	—

Merrill Lynch Mortgage Lending, Inc. — Total	299,333	4,625	294,708	—	—	—	—
Computershare Trust Company of Canada	7,521	222	240	259	6,800	—	—
Lehman Financing
Lehman Brothers Holdings, Inc.	76,449	1,084	75,365	—	—	—	—
Other Financings
Column Financial, Inc.	27,300	2,242	2,491	2,768	3,076	3,418	13,305
Lehman Brothers Holdings, Inc.	23,409	482	529	580	21,818	—	—
JP Morgan Chase Bank, Trustee	10,644	530	570	615	665	720	7,544
DDL Kinser	2,385	98	2,287	—	—	—	—
First Union Bank	3,359	56	63	69	3,171
Column Financial, Inc.	8,943	398	437	480	528	580	6,520
Column Financial, Inc.	3,206	137	3,069	—	—	—	—
Robb Evans, Trustee	6,982	6,982	—	—	—	—	—

	86,228	10,925	9,446	4,512	29,258	4,718	27,369

Total mortgage debt	469,531	16,856	379,759	4,771	36,058	4,718	27,369
Long-term debt — other	9,351	478	4,755	391	397	382	2,948

Total long-term debt (including current portion)(1)	478,882	17,334	384,514	5,162	36,455	5,100	30,317
12.25% cumulative Series A Preferred Stock subject to mandatory redemption	140,294	—	—	—	—	—	140,294
Ground and parking lease obligations	114,785	3,320	3,339	3,355	3,361	3,398	98,012

	$733,961	$20,654	$387,853	$8,517	$39,816	$8,498	$268,623

(1)	Debt on hotels held for sale at December 31, 2003 totalled $53.2 million, with $771,000 of principal amortization scheduled in 2004.

          In the table above, approximately 18.5% of our long-term mortgage debt (including current portion) at December 31, 2003, bears interest at a fixed rate and 81.5% bears interest at a floating rate.

          We did not include the following information in the table above:

•	Interest obligations — A substantial portion of our interest payments vary with LIBOR and would be difficult to project. For 2003, interest paid with respect to our continuing operations was $29.8 million.

•	Franchise fees — Substantially all of our franchise fees vary with our revenues. Franchise fees expense for 2003 relating to our continuing operations are shown below under the caption “Franchise Agreements and Capital Expenditures.”

•	Equipment rentals and costs relating to our maintenance contracts — These items are of a short-term nature and are cancellable by us. For 2003, costs relating to equipment rentals and maintenance contracts for our continuing operations were approximately $1.9 million and $4.6 million, respectively.

•	Property and income taxes — These taxes vary from year to year and are not estimable. For 2003, property taxes relating to our continuing operations were $12.2 million. We paid no federal income taxes for 2003. State income taxes paid, net of refunds, for 2003 were $0.2 million.

•	Other purchase obligations — As of December 31, 2003, we had no material purchase obligations.

Existing Debt to be Refinanced

          The following description is only a brief summary of the terms of our existing mortgage debt that is being refinanced. Please see Note 11 to the notes to our audited consolidated financial statements for a more complete description of the history of these financings in connection with our emergence from Chapter 11, the amendment of the terms of the debt in March 2003, and the current terms of this debt.

          We have existing mortgage debt with Merrill Lynch Mortgage consisting of senior debt of $209.9 million as of June 1, 2004 and mezzanine debt of $80.9 million as of June 1, 2004, secured by 53 of our hotels. The senior debt bears interest at the rate of LIBOR plus 2.36% and the mezzanine debt bears interest at the rate of LIBOR plus 8.79%, for a blended interest rate on the existing Merrill Lynch Mortgage debt of LIBOR plus 4.15%. The senior debt and mezzanine debt mature in November 2004, but have three one-year options which could extend the maturity date for up to an additional three years, subject to the satisfaction of certain conditions. On or after May 28, 2004, if we prepay the senior and mezzanine debt we must pay Merrill Lynch Mortgage a prepayment penalty of 1% of the loan balance at the time of prepayment, and if the debt is prepaid in full on or after October 29, 2004, the prepayment penalty does not apply. The senior and mezzanine agreements provide that when either the debt yield ratio for the trailing 12-month period or the debt service coverage ratio falls below certain thresholds, excess cash flows produced by the mortgaged hotels (after payment of operating expenses, management fees, required reserves, services fees, principal and interest) must be deposited in a restricted cash account, until the debt yield and debt service coverage ratios are sustained above the minimum requirements for three consecutive months. As of May 31, 2004, $3.5 million was being retained in the restricted cash account.

          We also have existing mortgage debt with Lehman consisting of approximately $56 million as of June 1, 2004, secured by 13 of our hotels, which bears interest at the higher of 7.25% or LIBOR plus 5.25%. The Lehman debt matures on May 22, 2005, with an optional one-year extension for an extension fee of $3.0 million. We are permitted to prepay the Lehman Financing in whole or in part, provided that we give the lender prior written notice and pay all amounts due, including interest through the prepayment date and an additional interest payment, which is $4.1 million for prepayment in whole.

          On September 30, 2003, first mortgage debt of approximately $7.0 million of MHA became due. We own 60% of MHA, and MHA’s sole asset is the Crowne Plaza Hotel in Macon, Georgia. The lender initially agreed to extend the term of the debt to December 31, 2003, and then to June 30, 2004, while we explore alternative financing opportunities. We have escrowed foreclosure documents that will allow the lender to foreclose on the property on June 30, 2004 if we have not repaid the mortgage debt by that date.

Other Financings

          On November 25, 2002, loans approximating $83.5 million, secured by 20 hotels, were substantially reinstated on their original terms, except for the extension of certain maturities. The terms of one other loan, in the amount of $2.5 million and secured by one hotel, were amended to provide for a new interest rate and a new maturity date.

          Our indebtedness to J.P. Morgan Chase, as trustee, of approximately $10.6 million represents industrial revenue bonds issued on the Holiday Inn Lawrence and Holiday Inn Manhattan, both Kansas properties. The industrial revenue bonds require a minimum debt service coverage ratio, calculated as of the end of each calendar year. For the year ended December 31, 2003, the cash flows of both hotels were insufficient to meet the minimum debt service coverage ratio requirements. The trustee of the industrial revenue bonds may give notice of default, at which time we could remedy the default by depositing with the trustee an amount estimated as of March 31, 2004 at approximately $0.3 million. In the event a default is declared and not cured, the properties would be subject to foreclosure and we would be obligated to reimburse bondholders, pursuant to a partial guaranty, of approximately $1.4 million. In addition, we could be obligated to pay our franchisor liquidated damages in the amount of $1.3 million. Total revenues for these two hotels for the year ended December 31, 2003, the 2002 Combined Period and the year ended December 31, 2001 were $8.0 million, $7.2 million and $9.1 million, respectively.

Mortgaged Properties (prior to debt refinancing)

          Set forth below, by debt pool, is a summary of our long-term obligations (including current portion) at December 31, 2003 with the applicable interest rates and the carrying values of the property, plant and equipment which collateralize our existing long-term obligations (and accordingly does not reflect the Refinancing Debt):

		December 31, 2003

	No.	Property, plant	Long-term	Interest
	of Hotels	and equipment, net(1)	obligations(1)	rates

	($ in thousands)
Exit Financing
Merrill Lynch Mortgage Lending, Inc. — Senior			$216,052	LIBOR plus 2.36%
Merrill Lynch Mortgage Lending, Inc. — Mezzanine			83,281	LIBOR plus 8.79%

Merrill Lynch Mortgage Lending, Inc. — Total	56	$401,793	299,333
Computershare Trust Company of Canada	1	14,106	7,521	7.88%
Lehman Financing
Lehman Brothers Holdings, Inc.	17	69,539	76,449	Higher of 7.25% or LIBOR plus 5.25%
Other Financings
Column Financial, Inc.	9	61,681	27,300	10.59%
Lehman Brothers Holdings, Inc.	5	38,125	23,409	$16,496 at 9.40%; $6,913 at 8.90%
JP Morgan Chase Bank, Trustee	2	8,913	10,644	7.25%
DDL Kinser	1	3,188	2,385	8.25%
First Union Bank	1	4,297	3,359	9.38%
Column Financial, Inc.	1	6,491	8,943	9.45%
Column Financial, Inc.	1	6,120	3,206	10.74%
Robb Evans, Trustee	1	6,365	6,982	Prime plus 4.00%

Total — Other Financings	21	135,180	86,228

	95	620,618	469,531	6.33%(2)
Long-term debt — other
Deferred interest — long-term	—	—	4,337
Deferred rent on a long-term ground lease	—	—	2,506
Tax notes issued pursuant to our Joint Plan of Reorganization	—	—	1,957
Other	—	—	551

	—	—	9,351

Property, plant and equipment — other	—	4,824	—

	95	625,442	478,882
Held for sale	(18)	(61,624)	(53,204)

Total December 31, 2003	77	$563,818	$425,678

(1)	Long-term obligations and property, plant and equipment of the one hotel in which we have a non-controlling equity interest and do not consolidate are excluded from the table above.
(2)	Represents the annual weighted average cost at December 31, 2003.

Refinancing Debt

          We have executed agreements with Merrill Lynch Mortgage, an affiliate of one of our underwriters, to refinance (1) our outstanding mortgage debt with Merrill Lynch Mortgage, which as of June 1, 2004 had a balance of $290.9 million, (2) certain of our outstanding mortgage debt with Lehman, which as of June 1, 2004 had a balance of $56.1 million and (3) the outstanding mortgage debt of Macon Hotel Associates, L.L.C., an entity in which we own a 60% interest, which as of June 1, 2004 had a balance of $7.0 million. On the date of the consummation of this offering, the funding of the $370 million of Refinancing Debt (which includes fees for the Refinancing Debt and prepayment penalties for the existing debt being refinanced) will be completed, which is a condition to the completion of this offering. The Refinancing Debt will consist of a loan of approximately $110 million bearing a floating rate of interest (the “Floating Rate Debt”) and secured by 29 of our hotels, and loans (collectively, the “Fixed Rate Loans”) totalling approximately $260 million each bearing a fixed rate of interest (the “Fixed Rate Debt”) and secured, in the aggregate, by 35 of our hotels. Merrill Lynch Mortgage also has the right to further divide the Refinancing Debt into first priority mortgage loans and mezzanine loans. Prior to any securitization of the four Fixed Rate Loans, such loans will be cross-defaulted and cross-collateralized.

          Each loan comprising the Fixed Rate Debt is a five-year loan with no optional extension and bears a fixed rate of interest of 2.25% plus the yield of the five-year mid-market swap rate per annum at time of closing. We have purchased, for $1.9 million, a derivative instrument to help assure that the interest rate on the Fixed Rate Debt does not exceed 6.77%. If interest rates decline prior to the closing date, we will receive the benefit of the decline in rates, although the derivative instrument will lose some or all of its value. We may not prepay the Fixed Rated Debt, except without penalty during the 60 days prior to maturity. We may, after the earlier of 30 months after the closing of the Fixed Rate Debt or the second anniversary of the securitization of a Fixed Rate Loan, defease such Fixed Rate Loan in whole or in part.

          The Floating Rate Debt is a two-year loan with three one-year extension options and bears interest at LIBOR plus 3.40%. The first extension option will be available to us only if no defaults exist and we have entered into the requisite interest rate cap agreement. The second and third extension options will be available to us only if no defaults exist, a minimum debt yield ratio of 13% is met, and minimum debt service coverage ratios of 1.30x for the second extension and 1.35x for the third extension are met. An extension fee of 0.25% of the outstanding Floating Rate Debt is payable if we opt to exercise each of the second and third extensions. We may prepay the Floating Rate Debt in whole or in part, subject to a prepayment penalty in the amount of 3% of the amount prepaid during the first year of the loan and 1% of the amount prepaid during the second year of the loan. If the loan is prepaid after we exercise a one-year extension, the prepayment penalty does not apply.

          The Refinancing Debt provides that when either (i) the debt yield ratio for the hotels securing the Floating Rate Debt or any Fixed Rate Loan for the trailing 12-month period is below 9% during the first year, 10% during the second year and 11%, 12% and 13% during each of the next three years (in the case of the Floating Rate Debt to the extent extended), or (ii) in the case of the Floating Rate Debt (to the extent extended), the debt service coverage ratio is less than 1.30x in the fourth year or 1.35x in the fifth year, excess cash flows produced by the mortgaged hotels securing the applicable loan (after payment of operating expenses, management fees, required reserves, service fees, principal and interest) must be deposited in a restricted cash account. These funds can be used for the prepayment of the applicable loan in an amount required to satisfy the applicable test, capital expenditures reasonably approved by the lender with respect to the hotels securing the applicable loan, and scheduled principal and interest payments due on the Floating Rate Debt of up to $0.9 million or any Fixed Rate Loan of up to $525,000, as applicable. Funds will no longer be deposited into the restricted cash account when the debt yield ratio and, if applicable, the debt service coverage ratio are sustained above the minimum requirements for three consecutive months and there are no defaults. As of the date of this prospectus, our debt yield ratios are above the minimum requirements.

          Each loan comprising the Refinancing Debt is non-recourse; however, we will agree to indemnify Merrill Lynch Mortgage in certain situations, such as fraud, waste, misappropriation of funds, certain environmental matters, asset transfers in violation of the loan agreements, or violation of certain single-purpose entity covenants. In addition, each loan comprising the Refinancing Debt will become full recourse in certain cases of bankruptcy or certain contests by us of the enforcement of the loan agreement. During the term of the Refinancing Debt, we will be required to fund, on a monthly basis, a reserve for furniture, fixtures and equipment, or FF&E, equal to 4% of the previous month’s gross revenues from the hotels securing each of the respective loans comprising the Refinancing Debt.

          The following table sets forth our debt as of December 31, 2003, as adjusted to reflect the Refinancing Debt, the Preferred Share Exchange and the redemption of our remaining Preferred Stock:

		Debt due by year(2)

	Total(2)(3)	2004	2005	2006	2007	2008	After 2008

	(in thousands)
Refinancing Debt:
Merrill Lynch Mortgage Lending, Inc. — Floating(1)	$110,000	$615	$1,390	$107,995	$—	$—	$—
Merrill Lynch Mortgage Lending, Inc. — Fixed(1)	260,000	1,927	4,212	4,511	4,830	5,124	239,396

Merrill Lynch Mortgage Lending, Inc. — Total	370,000	2,542	5,602	112,506	4,830	5,124	239,396

Computer Share Trust Company of Canada(4)	7,391	224	242	262	6,663	—	—

Other Financings:(4)
Column Financial, Inc.	27,300	2,242	2,491	2,768	3,076	3,418	13,305
Lehman Brothers Holdings, Inc.	23,409	482	529	580	21,818	—	—
JP Morgan Chase Bank, Trustee	10,644	530	570	615	665	720	7,544
DDL Kinser	2,385	98	2,287	—	—	—	—
Column Financial, Inc.	8,943	398	437	480	528	580	6,520
Column Financial, Inc.	3,206	137	3,069	—	—	—	—

Total — Other Financings	75,887	3,887	9,383	4,443	26,087	4,718	27,369

	453,278	6,653	15,227	117,211	37,580	9,842	266,765
Long-term debt — other(5)	6,404	2,723	826	840	854	639	522

Total long-term debt	$459,682	$9,376	$16,053	$118,051	$38,434	$10,481	$267,287

Less: Held for sale	(34,800)

Total long-term debt continuing operations(5)	$424,882

(1)	Existing Merrill Lynch senior and mezzanine debt, certain Lehman debt and Robb Evans (Macon) debt will be repaid with proceeds from the Refinancing Debt. The interest rate assumed for the Fixed Rate Debt was 6.77%.

(2)	Long-term obligations owed by one hotel in which we have a non-controlling equity interest and which we do not consolidate are excluded from the table above.

(3)	Excludes final maturity payments and scheduled principal payments in respect of assets disposed of between January 1, 2004 and June 1, 2004 of $32.3 million.

(4)	Long-term obligations are not affected by the Refinancing Debt.

(5)	Debt on assets held for sale of $34.8 million reflects new allocated loan amounts as part of the Refinancing Debt.

          In the table above, approximately 75.7% of our long-term mortgage debt (including current portion) at December 31, 2003, as adjusted to reflect the Refinancing Debt, the Preferred Share Exchange and the redemption of our remaining Preferred Stock, bears interest at a fixed rate and 24.3% bears interest at a floating rate.

          The following table sets forth, by debt pool, a summary of our long-term obligations (including current portion) as of March 31, 2004, with the applicable interest rates and the carrying values of the property, plant and equipment which collateralize our long-term obligations, as adjusted to reflect the Refinancing Debt, the Preferred Share Exchange and the redemption of our remaining Preferred Stock as of March 31, 2004.

		March 31, 2004

	Number	(Unaudited in thousands)
	of	Property, plant	Long-term
	Hotels(1)	and equipment, net	obligations	Interest rates

		(2)	(2)
Exit financing
Merrill Lynch Mortgage Lending, Inc. — Fixed	35		$260,000	6.77%(3)
Merrill Lynch Mortgage Lending, Inc. — Floating	29		110,000	LIBOR plus 3.40%

Merrill Lynch Mortgage Lending, Inc. — Total	64	442,339	370,000
Computershare Trust Company of Canada(4)	1	13,874	7,391	7.88%
Other financings(4)
Column Financial, Inc.	9	61,505	26,761	10.59%
Lehman Brothers Holdings, Inc.	5	37,976	23,292	$16,414 at 9.40%; $6,878 at 8.90%
JP Morgan Chase Bank, Trustee	2	8,806	10,516	7.25%
DDL Kinser	1	3,166	2,360	8.25%
Column Financial, Inc.	1	7,762	8,847	9.45%
Column Financial, Inc.	1	6,082	3,173	10.74%

Total — other financing	19	125,297	74,949

	84	581,510	452,340	6.69%(5)
Long-term debt — other
Deferred rent on a long-term ground lease	—	—	1,817
Tax notes issued pursuant to our Joint Plan of Reorganization(4)	—	—	4,014
Other(4)	—	—	573

	—	—	6,404

Property, plant and equipment — other(6)	3	14,848	—

	87	596,358	458,744
Held for sale	(10)	(34,897)	(34,800)

Total March 31, 2004	77	$561,461	$423,944

(1)	Excludes all assets sold before June 1, 2004.

(2)	Long-term obligations and property, plant and equipment, net, of one hotel in which we have a non-controlling equity interest and which we do not consolidate are excluded from the table above.

(3)	We have purchased a derivative instrument to help assure that the interest rate on the Fixed Rate Debt, which will be set at the closing of the Refinancing Debt at a rate equal to the five year mid-market swap rate plus 2.25%, does not exceed 6.77%.

(4)	Long-term obligations and property, plant and equipment, net, are not affected by the Refinancing Debt.

(5)	The 6.69% in the table above represents our annual weighted average cost of our long-term obligations on a pro forma basis assuming the closing of the Refinancing Debt. The rates used to calculate the weighted averages for LIBOR and the five year mid-market swap rate were 1.10% and 4.52%, respectively.

(6)	Includes property, plant and equipment, net, for three hotels that will be unencumbered after the closing of the Refinancing Debt.

          The documents governing the terms of the Refinancing Debt contain covenants that place restrictions on certain of our subsidiaries’ activities, including acquisitions, mergers and consolidations, the sale of our assets, and the incurrence of liens. Failure to comply with the covenants under a loan agreement would constitute, and one or more franchise agreement terminations could cause, an event of default that would permit acceleration by a lender. Acceleration of a loan agreement could materially and adversely affect us. See “Risk Factors — Risks Related to Our Business.”

Preferred Stock

          On November 25, 2002, we issued 5,000,000 shares of Preferred Stock with a par value of $0.01 at $25.00 per share. Each share of Preferred Stock has a liquidation preference over our common stock. The dividend is cumulative, compounded annually and is payable at the rate of 12.25% per annum on

November 21 of each year. As provided by the terms of the Preferred Stock, the first dividend was paid on November 21, 2003 by means of the issuance of additional shares of Preferred Stock, with fractional shares paid in cash. We thus issued 594,299 shares of Preferred Stock as dividends and paid cash dividends of approximately $18,500 for fractional shares. If any Preferred Stock is then outstanding, the board of directors will determine whether the dividends due November 21, 2004 and 2005 will be paid in cash or in kind via the issuance of additional shares of Preferred Stock. As of the date of this prospectus, 5,611,019 shares of our Series A Preferred Stock are outstanding (including 79,278 shares held for issuance in our disputed claims reserve, but excluding any dividends accrued and unpaid since November 21, 2003).

          The Preferred Stock is subject to redemption at any time at our option upon thirty days prior written notice and to mandatory redemption on November 21, 2012. If we redeem the Preferred Stock prior to November 21, 2004, the redemption price will be 104% of the liquidation value per share of the Preferred Stock. The liquidation value is $25.00 per share plus accrued dividends. The redemption price is reduced by 1% for each succeeding twelve-month period through November 20, 2007, after which the Preferred Stock is redeemable for the liquidation value. We have agreed to exchange 3,941,117 shares of common stock for 1,483,559 shares of Preferred Stock in the Preferred Share Exchange and intend to use a portion of the net proceeds from this offering to redeem all of our remaining Preferred Stock. We intend to deliver our related notice of redemption as promptly as practicable after the consummation of this offering.

          On July 1, 2003, in accordance with SFAS No. 150, we reclassified the Preferred Stock to the liability section of our consolidated balance sheet and began presenting the related dividends in interest expense, which totaled $8.1 million for the period July 1, 2003 to December 31, 2003 and $4.3 million for the period January 1, 2004 to March 31, 2004. Prior to the adoption of SFAS No. 150, we presented the Preferred Stock between liabilities and equity in our consolidated balance sheet (called the “mezzanine” section) and reported the Preferred Stock dividend as a deduction from retained earnings, with no effect on our results of operations. In accordance with SFAS No. 150, the Preferred Stock and the dividends for the periods prior to July 1, 2003 have not been reclassified.

Franchise Agreements and Capital Expenditures

          We benefit from the superior brand qualities of the Crowne Plaza, Holiday Inn, Marriott, Hilton and other brands, including the reputation of these brands, reservation bookings through their central reservation systems, global distribution systems, guest loyalty programs and brand Internet booking sites. Reservations made by means of these franchisor facilities generally account for approximately 30% of our total reservations.

          To obtain these franchise affiliations, we enter into franchise agreements with hotel franchisors that generally have terms of between 10 and 20 years. These franchise agreements typically authorize us to operate a hotel under the franchise name, at a specific location or within a specified area, and require that we operate the hotel in accordance with the standards specified by the franchisor. As part of our franchise agreements, we are generally required to pay a royalty fee, an advertising/marketing fee, a fee for the use of the franchisor’s nationwide reservation system and certain ancillary charges. Royalty fees generally range from 3.0% to 6.0% of gross room revenues, advertising/marketing fees generally range from 1.0% to 4.0% of gross room revenues and reservation system fees generally range from 1.0% to 2.0% of gross room revenues. In the aggregate, royalty fees, advertising/marketing fees and reservation fees for the various brands under which we operate our hotels range from 5.0% to 12.0% of gross room revenues.

          The costs incurred in connection with these agreements are primarily monthly payments due to the franchisors based on a percentage of room revenues. These costs vary with revenues and are not fixed commitments. Franchise fees incurred for the three months ended March 31, 2004 and 2003, and the year ended December 31, 2003, the 2002 Combined Period and the year ended December 31, 2001 were:

	March 31,			2002
				Combined
	2004	2003	2003	Period	2001

	(in thousands)
Continuing operations	$5,250	$4,780	$20,569	$20,996	$22,531
Discontinued operations	588	725	3,816	5,303	6,053

	$5,838	$5,505	$24,385	$26,299	$28,584

          In connection with this offering and the Refinancing Debt, we have agreed to renew during 2004 our 15 Marriott franchise agreements, and to pay, over a three year period, a fee aggregating approximately $500,000, subject to offsets. In connection with these renewals, and after Marriott reviews the capital improvements we have made at our Marriott franchised hotels during 2004, Marriott may in its reasonable business judgement require us to make additional property improvements and to place amounts into a reserve account for the purpose of funding those property improvements.

          During the term of the franchise agreements, the franchisors may require us to upgrade facilities to comply with their current standards. Our current franchise agreements terminate at various times and have differing remaining terms. As franchise agreements expire, we may apply for a franchise renewal. In connection with renewals, the franchisor may require payment of a renewal fee, increased royalty and other recurring fees and substantial renovation of the facilities, or the franchisor may elect at its sole discretion not to renew the franchise.

          If we do not comply with the terms of a franchise agreement, following notice and an opportunity to cure the noncompliance or default, the franchisor has the right to terminate the agreement, which could lead to a default and acceleration under one or more of our loan agreements, which could materially and adversely affect us. In the past, we have been able to cure most cases of noncompliance and most defaults within the cure periods. If we perform an economic analysis of the hotel and determine that it is not economically justifiable to comply with a franchisor’s requirements, we will either select an alternative franchisor or operate the hotel without a franchise affiliation. This could adversely affect us. See “Risk Factors — Risks Related to Our Business.”

          As of May 31, 2004, we have been notified that we were not in compliance with some of the terms of seven of our franchise agreements and have received default and termination notices from franchisors with respect to an additional three hotels. We cannot assure you that we will be able to complete our action plans (which we estimate will cost approximately $3.1 million) to cure the alleged instances of noncompliance and default prior to the specified termination dates or be granted additional time in which to cure any defaults or other noncompliance. We believe we are in compliance with our other franchise agreements.

          In addition, as part of our bankruptcy reorganization proceedings, we entered into stipulations with each of our major franchisors setting forth a timeline for completion of capital expenditures for some of our hotels. However, as of May 31, 2004, we have not completed the required capital expenditures for 32 hotels in accordance with the stipulations and estimate that the cost of completing the required capital expenditures is $22.3 million. The franchisor could therefore seek to declare its franchise agreement in default and could seek to terminate the franchise agreement.

          During the first five months of 2004, we invested $9.0 million in renovations and repositionings of selected hotels in our continuing operations. We intend to use approximately $35.2 million from the net proceeds of this offering for capital expenditures, of which $22.7 million will be deposited in the Reserve Account with Merrill Lynch Mortgage relating to hotels securing the Refinancing Debt and $12.5 million will be used for renovations and repositionings of other selected hotels. We also will deposit in the Reserve Account funds held in reserve under our existing mortgage debt. As of May 31, 2004, these funds totaled $7.8 million. We believe these investments will fund substantially all deferred capital expenditures at our hotels required by reason of our franchise agreements, undertakings we made in connection with our bankruptcy proceedings and our own operating plan.

          We believe that we will cure the noncompliance and defaults on the hotels whose franchisors have given us notice before the applicable termination dates, but we cannot provide assurance that we will be able to do so or that we will be able to obtain additional time in which to do so. If a franchise agreement is terminated, we will either select an alternative franchisor or operate the hotel independently of any franchisor. However, terminating or changing the franchise affiliation of a hotel could require us to incur significant expenses, including franchise termination payments and capital expenditures.

Off Balance Sheet Arrangements

          We have no off balance sheet arrangements.

Quantitative and Qualitative Disclosure About Market Risk

          Refinancing Debt

          We are exposed to interest rate risks on our Floating Rate Debt. Upon the closing of the Refinancing Debt, we will have outstanding Floating Rate Debt of approximately $110 million. Without regard to additional borrowings or scheduled amortization, the annualized effect of each 25 basis point increase in LIBOR would be a reduction in income before income taxes of approximately $275,000. As part of the Refinancing Debt, we are required to enter into an interest rate cap agreement that effectively caps the interest rate on our Floating Rate Debt at LIBOR of 5% or less plus the spread (See “— Liquidity and Capital Resources”). We have not yet determined the rate at which we intend to cap our LIBOR exposure. We will earn periodic settlement payments, at specified intervals, under our interest rate cap when LIBOR exceeds the cap, on dates that generally coincide with the dates on which interest is payable on the underlying debt. When LIBOR is below the cap, there is no settlement from the interest rate cap. We are exposed to interest rate risk on the Refinancing Debt for increases in LIBOR up to the cap. The one-month LIBOR as of June 1, 2004 was 1.125%.

          With respect to the fair market value of our proposed interest rate cap, we believe that our interest rate risk will be minimal. The impact on annual results of operations of a hypothetical one-point interest rate reduction on the interest rate cap, assuming an interest rate cap of 5% and a notional amount of $110 million, would be a reduction in net income of approximately $235,000. These derivative financial instruments are viewed as risk management tools and are entered into for hedging purposes only. We do not use derivative financial instruments for trading or speculative purposes. However, we have not elected to follow the hedging requirements of SFAS No. 133. We plan to recognize the fair value of our planned interest rate cap on our balance sheet in other assets, and reflect adjustments to the carrying value of the interest rate cap in our income statement as interest expense.

          The nature of the $260 million of Fixed Rate Debt incurred as part of the Refinancing Debt does not expose us to fluctuations in interest payments. The derivative instrument that we purchased to hedge the risk of an increase in interest rates on the Fixed Rate Debt prior to the closing of the Refinancing Debt was an option with a cost of $1.9 million. If interest rates decline prior to the closing of the Refinancing Debt, we will receive the benefit of the decline in rates, although the derivative instrument will lose some or all of its value. The impact on the fair value of the Fixed Rate Debt of a hypothetical one-point interest rate increase would be a reduction in value, to the holders of the debt, of approximately $10.5 million.

Debt Outstanding Prior to the Refinancing

          We are exposed to interest rate risks on our variable rate debt. At March 31, 2004, December 31, 2003 and December 31, 2002, we had outstanding variable rate debt of approximately $369.2 million, $382.8 million and $310.2 million, respectively.

          In order to manage our exposure to fluctuations in interest rates on the U.S. portion of the exit financing received in November 2002 ($291.2 million, $299.3 million and $302.7 million at March 31, 2004, December 31, 2003 and December 31, 2002, respectively), we entered into two interest rate cap agreements, which allowed us to obtain exit financing at floating rates and effectively cap them at LIBOR of 6.44% plus the spread (See “— Liquidity and Capital Resources”). Thus, we will earn periodic settlement payments under our interest rate caps when LIBOR exceeds 6.44% at specified intervals set forth in the caps, which generally coincide with the dates on which interest is payable on the underlying debt. When LIBOR is below 6.44%, there is no settlement from the interest rate caps. We are exposed to interest rate risks on the exit financing debt for increases in LIBOR up to 6.44%. The one-month LIBOR as of March 31, 2004 and December 31, 2003 was 1.09% and 1.13%, respectively. The notional principal amount of the interest rate caps outstanding was $302.2 million, $302.2 million and $302.8 million at March 31, 2004, December 31, 2003 and at December 31, 2002, respectively.

          On May 22, 2003, we finalized an $80.0 million financing with Lehman. The Lehman Financing is a two-year term loan with an optional one-year extension and bears interest at the higher of 7.25% or LIBOR plus 5.25%. In order to manage our exposure to fluctuations in interest rates with the Lehman Financing, we entered into an interest rate cap agreement, which allowed us to obtain this financing at a partial floating rate and effectively caps the interest rate at LIBOR of 5.00% plus 5.25%. When LIBOR exceeds 5.00%, the contracts require settlement of net interest receivable at specified intervals, which generally coincide with the dates on which interest is payable on the underlying debt. When LIBOR is below 5.00%, there is no settlement from the interest rate cap. We are exposed to interest rate risks on the Lehman Financing for LIBOR of between 2.00% and 5.00%. The notional principal amount of the interest rate cap outstanding was $79.2 million and $80.0 million at March 31, 2004 and December 31, 2003.

          With respect to the fair market value of the three interest rate caps (the two related to the exit financing and the one related to the Lehman Financing), we believe that our interest rate risk at March 31, 2004, December 31, 2003 and December 31, 2002 was minimal. The impact on annual results of operations of a hypothetical one-point interest rate reduction on the interest rate caps as of March 31, 2004 and December 31, 2003 would be a reduction in net income of approximately $1,000 and $14,000, respectively. These derivative financial instruments are viewed as risk management tools and are entered into for hedging purposes only. We do not use derivative financial instruments for trading or speculative purposes. However, we have not elected to follow the hedging requirements of SFAS No. 133.

          The fair values of the three interest rate caps as of March 31, 2004 and December 31, 2003 and the two interest rate caps at December 31, 2002 were approximately $1,000, $15,000 and $100,000, respectively. The fair values of the interest rate caps were recognized on the balance sheet in other assets. Adjustments to the carrying values of the interest rate caps are reflected in our income statement as interest expense.

          The nature of our fixed rate obligations does not expose us to fluctuations in interest payments. The impact on the fair value of our fixed rate obligations of a hypothetical one-point interest rate increase on the outstanding fixed-rate debt as of March 31, 2004, December 31, 2003 and December 31, 2002 would be a reduction in value, to the holders of the debt, of approximately $2.9 million, $3.0 million and $3.1 million, respectively.

          In addition, the hotel business is inherently capital intensive and the hotels which constitute the vast majority of assets are long-lived. Our exposure to market risk associated with changes in interest rates relates primarily to our debt obligations. Approximately 79.2% of the long-term mortgage debt (including current portion) at March 31, 2004 carried floating rates of interest. For the balance of long-term debt, the nature of fixed rate obligations does not expose us to the risk of changes in the fair value of these instruments. Our outstanding secured debt at March 31, 2004 and December 31, 2003, including current maturities and debt related to assets held for sale, was $466.3 million and $478.9 million, respectively.

          At March 31, 2004 and December 31, 2003, approximately $369.2 million and $382.8 million of debt instruments outstanding were subject to changes in LIBOR or the prime rate. Without regard to additional borrowings under those instruments or scheduled amortization, the annualized effect of each 25 basis point increase in LIBOR and the prime rate would be a reduction in income before income taxes as of March 31, 2004 and December 31, 2003 of approximately $0.9 million and $1.0 million, respectively. The fair value of the fixed rate debt at March 31, 2004 (book value $85.7 million) and December 31, 2003 (book value $86.8 million) was estimated at $86.9 million and $86.7 million, respectively.

Changes in Accounting Standards

          The table below summarizes recent accounting pronouncements and their effects on us:

			Effective date for	Summary of major
	Description	Month Issued	Lodgian	provisions	Effect on Lodgian

SFAS No. 144	Accounting for the Impairment or Disposal of Long-Lived Assets	August-01	January-02	Operating results of real estate assets sold and to be sold must be classified as discontinued operations.	Assets held for sale and assets disposed of in 2003 and 2004 are included in discontinued operations.

FIN No. 45	Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others	November-02	December-02	Elaborates on disclosures to be made by a guarantor. At the inception of the guarantee, the guarantor must recognize the fair value of the guarantee as a liability.	No effect, since guarantees all relate to subsidiaries which are consolidated.

SFAS No. 148	Accounting for Stock- Based Compensation — Transition and Disclosure	December-02	November 22, 2002	Amends SFAS No. 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair-value-based method.	Not applicable

				Amends SFAS No. 123 to require prominent disclosure about the effect of the fair value method on reported net income and earnings per share and about an entity’s accounting policy.	Required disclosures are included in the financial statements starting on page F-1.

FIN No. 46	Consolidation of Variable Interest Entities	January-03	Special purpose entities — December 31, 2003. Other entities — first quarter of 2004.	Addresses consolidation by a business of variable interest entities in which it is the primary beneficiary.	No impact, since we have no variable interest entities.

			Effective date for	Summary of major
	Description	Month Issued	Lodgian	provisions	Effect on Lodgian

SFAS No. 149	Amendment of Statement 133 on Derivative Instruments and Hedging Activities	April-03	July-03	Amends and clarifies accounting for derivative instruments including certain derivative instruments embedded in other contracts and hedging activities.	Immaterial impact, since our investment in derivatives is minimal.

SFAS No. 150	Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity	May-03	July-03	Aims to eliminate diversity by requiring that certain types of freestanding instruments be reported as liabilities including mandatorily redeemable shares which unconditionally obligate the issuer to redeem the shares for cash or by transferring other assets.	Our Mandatorily Redeemable 12.25% Cumulative Series A Preferred Stock has been reclassified to long-term debt in the Consolidated Financial Statements starting on page F-1 and the related dividends for the applicable periods from July 1, 2003 to March 31, 2004 have been included in interest expense.

SFAS No. 132 (Revised 2003)	Employers’ Disclosures about Pensions and Other Postretirement Benefits	December-03	January-04	Increases existing disclosures by requiring more details about plan assets, benefit obligations, cash flows, benefit costs and related information.	No impact, since our costs in relation to pension and post- retirement benefits are insignificant.

BUSINESS AND PROPERTIES

Our Company

          We are one of the largest independent owners and operators of full-service hotels in the United States in terms of our number of guest rooms and gross annual revenues, as reported by Hotel & Motel Management Magazine in September 2003. We are considered an independent owner and operator because we do not operate our hotels under our own name. We operate substantially all of our hotels under nationally recognized brands, such as “Crowne Plaza,” “Holiday Inn” and “Marriott.” We currently operate 88 hotels with an aggregate of 16,627 rooms, located in 30 states and Canada. Of the 88 hotels, 78 hotels, with an aggregate of 14,348 rooms, are part of our continuing operations, while ten hotels, with an aggregate of 2,279 rooms, are held for sale. Our portfolio of 88 hotels consists of:

•	83 hotels that we wholly own and operate through subsidiaries;

•	four hotels that we operate in joint ventures in which we have a 50% or greater voting equity interest and exercise control; and

•	one hotel that we operate in a joint venture in which we have a 30% non-controlling equity interest.

          We consolidate all of these entities in our financial statements, other than the one entity in which we hold a non-controlling equity interest and for which we account under the equity method.

          Our hotels are primarily full-service properties that offer food and beverage services, meeting space and banquet facilities and compete in the midscale and upscale market segments of the lodging industry. We operate all but three of our hotels under franchises obtained from nationally recognized hospitality franchisors. We operate 60 of our hotels under franchises obtained from InterContinental Hotels Group as franchisor of the Crowne Plaza, Holiday Inn, Holiday Inn Select and Holiday Inn Express brands. We operate 15 of our hotels under franchises from Marriott International as franchisor of the Marriott, Courtyard by Marriott, Fairfield Inn by Marriott and Residence Inn by Marriott brands. We operate another ten hotels under other nationally recognized brands. We believe that these strong national brands afford us many benefits, such as guest loyalty and market share premiums.

          Our management consists of an experienced team of professionals with extensive lodging industry experience led by our president and chief executive officer, W. Thomas Parrington, who has been in the lodging industry for over 30 years, including most recently as chief executive officer of Interstate Hotels Company through 1998. Our chief operating officer, Michael Amaral, and our three regional vice presidents have a combined 90 years of industry experience and our vice president of sales and marketing has 20 years of industry experience. We will use the experience of our management team to improve property-level performance, implement our hotel renovation and repositioning program, dispose of hotels that do not fit our strategy, identify potential acquisitions and maintain our relationships with our franchisors.

Our Operations

          Our operations team is responsible for the management of our properties. Our chief operating officer and three regional vice presidents of operations are responsible for the supervision of our general managers, who oversee the day-to-day operations of our hotels. Our corporate office is located in Atlanta, Georgia. The centralized management services provided by our corporate office include sales and marketing, purchasing, finance and accounting, information technology, renovations, human resources, legal services, training and quality programs. We believe that our centralized services and functions provide significant cost savings due to economies of scale.

          Our corporate management team coordinates the financial and accounting functions of our business. These functions include internal audits, insurance and contract review and overseeing the budgeting and forecasting for our hotels. The corporate management team also identifies new systems and procedures to employ within our hotels to improve efficiency and profitability. The corporate management team also coordinates the sales forces for our hotels, designs sales training programs, tracks future business under contract and identifies, employs and monitors marketing programs aimed at specific target markets. Interior design of all hotels, each hotel’s product quality, and the detailed refurbishment of existing properties are also managed from our corporate headquarters.

          We use information systems at the corporate office to track each hotel’s daily occupancy, ADR, room revenues and food and beverage revenues. By having current information available, we are better able to respond to changes in each market by focusing sales efforts and making appropriate adjustments to control expenses and maximize profitability.

          Creating cost and guest service efficiencies in each hotel is a top priority. With a total of 88 hotels in our portfolio, we believe we are able to realize significant cost savings due to economies of scale and that we are able to secure volume pricing from vendors that may not be available to smaller hotel companies.

Corporate History

          Lodgian was formed as a new parent company in a merger of Servico, Inc. and Impac Hotel Group, LLC in December 1998. Servico was incorporated in Delaware in 1956 and was an owner and operator of hotels under a series of different entities. Impac was a private hotel ownership, management and development company organized in Georgia in 1997 through a reorganization of predecessor entities. After the consummation of the merger, our portfolio consisted of 142 hotels.

          Between December 1998 and the end of 2001, a number of factors, including our heavy debt load, a lack of available funds to maintain the quality of our hotels, a weakening U.S. economy, and the severe decline in travel in the aftermath of the terrorist attacks of September 11, 2001, combined to place adverse pressure on our cash flow and liquidity. As a result, on December 20, 2001, Lodgian and substantially all of our subsidiaries that owned hotels filed for voluntary reorganization under Chapter 11 of the Bankruptcy Code. At the time of the Chapter 11 filing, our portfolio consisted of 106 hotels.

          Following the consummation of our reorganization, we emerged from Chapter 11 with 97 hotels, eight of our hotels having been conveyed to a lender in satisfaction of outstanding debt obligations and one having been returned to the lessor of a capital lease of the property. Of these 97 hotels, 78 hotels emerged from Chapter 11 on November 25, 2002, 18 hotels emerged from Chapter 11 on May 22, 2003 and one hotel never filed under Chapter 11.

          Pursuant to our portfolio improvement strategy, during 2003 and through May 31, 2004, we sold nine hotels and our one office building. Our portfolio currently consists of 88 hotels, 78 of which are reflected in continuing operations (including one hotel that we do not consolidate).

Franchise Affiliations

          We operate substantially all of our hotels under nationally recognized brands. We believe that in addition to benefits in terms of guest loyalty and market share premiums, our hotels benefit from franchisors’ central reservation systems, their global distribution systems and their brand Internet booking sites. Reservations made by means of these franchisor facilities generally account for approximately 30% of our total reservations.

          We enter into franchise agreements, generally for terms of between 10 and 20 years, with hotel franchisors. The franchise agreements typically authorize us to operate a hotel under the franchise name, at a specific location or within a specified area, and require that we operate the hotel in accordance with the standards specified by the franchisor. As part of our franchise agreements, we are generally required to pay a royalty fee, an advertising/marketing fee, a fee for the use of the franchisor’s nationwide reservation system and certain ancillary charges. Royalty fees generally range from 3.0% to 6.0% of gross room revenues, advertising/marketing fees generally range from 1.0% to 4.0% of gross room revenues and reservation system fees generally range from 1.0% to 2.0% of gross room revenues. In the aggregate, royalty fees, advertising/marketing fees and reservation fees for the various brands under which we operate our hotels range from 5.0% to 12.0% of gross room revenues.

          Set forth below is a summary of our current hotel portfolio organized by franchisors, with the brands, number of hotels and rooms represented by each, in continuing operations and discontinued operations (including one hotel that we do not consolidate):

	Continuing		Discontinued
	Operations		Operations		Total

	No. of	No. of	No. of	No. of	No. of	No. of
	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms

InterContinental Hotels Group PLC (IHG)
Holiday Inn	36	6,737	8	1,693	44	8,430
Holiday Inn Express	4	504	—	—	4	504
Holiday Inn Select	4	1,096	1	397	5	1,493
Crowne Plaza(1)	7	1,902	—	—	7	1,902

Total IHG	51	10,239	9	2,090	60	12,329
Marriott International, Inc.
Marriott	1	238	—	—	1	238
Courtyard by Marriott	7	760	—	—	7	760
Fairfield Inn by Marriott	5	563	—	—	5	563
Residence Inn by Marriott	2	177	—	—	2	177

Total Marriott	15	1,738	—	—	15	1,738
Hilton Hotels Corporation
Hilton	3	587	—	—	3	587
DoubleTree	1	189	—	—	1	189

Total Hilton	4	776	—	—	4	776
Choice Hotels International, Inc.
Clarion	2	590	—	—	2	590
Quality	2	307	—	—	2	307

Total Choice	4	897	—	—	4	897
Starwood Hotels & Resorts Worldwide, Inc.
Four Points	—	—	1	189	1	189
Carlson Companies
Radisson	1	163	—	—	1	163
Non-franchised hotels	3	535	—	—	3	535

Total All Hotels	78	14,348	10	2,279	88	16,627

(1)	The mortgage debt for our Crowne Plaza Hotel, in Macon, Georgia, matures on June 30, 2004, and we have escrowed foreclosure documents with respect to this debt; however, we expect to repay this debt as part of the Refinancing Debt.

          In connection with this offering and the Refinancing Debt, we have agreed to renew during 2004 our 15 Marriott franchise agreements, and to pay, over a three year period, a fee aggregating approximately $500,000, subject to offsets. In connection with these renewals, and after Marriott reviews the capital improvements we have made at our Marriott franchised hotels during 2004 Marriott may in its reasonable business judgement require us to make additional property improvements and to place amounts into a reserve account for the purpose of funding those property improvements.

          During the term of our franchise agreements, the franchisors may require us to upgrade facilities to comply with their current standards. Our current franchise agreements terminate at various times and have differing remaining terms. As franchise agreements expire, we may apply for a franchise renewal. In connection with renewals, the franchisor may require payment of a renewal fee, increased royalty and other recurring fees and substantial renovation of the facilities, or the franchisor may elect at its sole discretion not to renew the franchise.

          If we do not comply with the terms of a franchise agreement, following notice and an opportunity to cure the noncompliance or default, the franchisor has the right to terminate the agreement, which could lead to a default and acceleration under one or more of our loan agreements, which could materially and adversely affect us. In the past, we have been able to cure most cases of noncompliance and most defaults within the cure periods. If we perform an economic analysis of the hotel and determine that it is not economically justifiable to comply with a franchisor’s requirements, we will either select an alternative franchisor or operate the hotel without a franchise affiliation. This could adversely affect us. See “Risk Factors — Risks Related to Our Business.”

          As of May 31, 2004, we have been notified that we were not in compliance with some of the terms of seven of our franchise agreements and have received default and termination notices from franchisors with respect to an additional three hotels. We cannot assure you that we will be able to complete our action plans (which we estimate will cost approximately $3.1 million) to cure the alleged instances of noncompliance and default prior to the specified termination dates or be granted additional time in which to cure any defaults or other noncompliance. We believe we are in compliance with our other franchise agreements.

          In addition, as part of our bankruptcy reorganization proceedings, we entered into stipulations with each of our major franchisors setting forth a timeline for completion of capital expenditures for some of our hotels. However, as of May 31, 2004, we have not completed the required capital expenditures for 32 hotels in accordance with the stipulations and estimate that the cost of completing the required capital expenditures is $22.3 million. A franchisor could therefore seek to declare its franchise agreement in default and could seek to terminate the franchise agreement.

          During the first five months of 2004, we invested $9.0 million in renovations and repositionings of selected hotels in our continuing operations. We intend to use approximately $35.2 million from the net proceeds of this offering for capital expenditures, of which $22.7 million will be deposited in the Reserve Account with Merrill Lynch Mortgage relating to hotels securing the Refinancing Debt and $12.5 million will be used for renovations and repositionings of other selected hotels. We also will deposit in the Reserve Account all of the funds held in reserve under our existing mortgage debt. As of May 31, 2004, these funds totaled $7.8 million. We believe these investments will fund substantially all deferred capital expenditures at our hotels required by reason of our franchise agreements, undertakings we made in connection with our bankruptcy proceedings and our own operating plan.

          We believe that we will cure the noncompliance and defaults on the hotels whose franchisors have given us notice before the applicable termination dates, but we cannot provide assurance that we will be able to do so or that we will be able to obtain additional time in which to do so. If a franchise agreement is terminated, we will either select an alternative franchisor or operate the hotel independently of any franchisor. However, terminating or changing the franchise affiliation of a hotel could require us to incur significant expenses, including franchise termination payments and capital expenditures.

Sales and Marketing

          We market our hotels through national marketing programs that we coordinate with local sales managers and a director of sales at most of our hotels. Although we make periodic modifications to our marketing plans in order to address local differences and maintain a sales organization structure based on market needs and local preferences, we generally utilize the same major marketing plans throughout the country. We develop these concepts at our headquarters, while modifications are implemented by our hotels’ regional managers and local sales force, all of whom are experienced in hotel marketing. Our local sales force reacts promptly to local changes and market trends in order to customize marketing programs to meet each hotel’s competitive needs. The local sales force is also responsible for developing and implementing marketing programs targeted at specific customer segments within their respective markets.

Our marketing efforts focus primarily on business travelers, who account for roughly half of the rooms rented in our hotels.

          Our core market consists of business travelers who visit a given area several times per year, such as sales people who cover a regional territory, government and military personnel, and technicians. We believe that business travelers are attracted to our hotels because of their convenient locations, their proximity to corporate headquarters, plants, convention centers or other major facilities, the availability of ample meeting space and our high level of service. Our sales force markets to organizations that can utilize a high volume of room nights and that have a significant number of individuals traveling in our operating regions. We also target groups and conventions by focusing on the proximity of our hotels to nearby convention or trade centers. Our hotels’ group meeting logistics include flexible space readily adaptable to groups of varying size, up-to-date audio-visual equipment and on-site catering facilities.

          In addition to the business market, our targeted customers include leisure travelers looking for comfortable and convenient lodging at an affordable price.

          Our franchised hotels use the centralized reservation systems of our franchisors, which we believe are among the more advanced reservation systems in the lodging industry. The franchisors’ reservation systems receive reservation requests entered (1) on terminals located at all of their respective properties, (2) at reservation centers utilizing 1-800 phone access, (3) through global distribution systems and (4) through Internet booking sites. These reservation systems immediately confirm reservations or indicate accommodations available at alternate hotels in the respective franchisors’ systems. Confirmations are transmitted automatically to the hotel for which the reservations are made. These systems are effective in directing customers to our franchised hotels and have historically accounted for approximately 30% of our revenues.

Joint Ventures

          We currently operate four hotels in joint ventures in which we have a 50% or greater voting equity interest and exercise control, and we operate one hotel in a joint venture in which we have a 30% non-controlling equity interest. In each joint venture, we share decision making authority with our joint venture partner and may not, and in the case of our hotel in which we do not have a controlling interest, do not, have sole discretion with respect to a hotel’s disposition.

Growth Strategy

          We believe that occupancy and ADR, and consequently RevPAR, in our continuing operations will increase as a result of an expected improvement in lodging industry supply and demand fundamentals, our hotel renovation and repositioning program and our strong management team. We believe our planned capital expenditures and operational improvements will generate increased revenues and enhance our financial performance. Additionally, we will continue to monitor the ongoing performance of our hotels as part of our portfolio improvement strategy.

          Based on the expected improvement in lodging industry fundamentals, we believe it is an opportune time in the lodging industry cycle to own and acquire hotels. We intend to acquire or invest in additional hotels primarily through joint ventures with other investors. We believe that entering into joint ventures will enable us to increase our revenues and enhance our financial performance from both the management fees we would receive for managing the hotels owned by the joint ventures, as well as from our ownership interest in those hotels. Under certain circumstances, we also may seek to acquire select hotels on a wholly-owned basis.

          We intend to focus our acquisition and investment efforts on limited service, midscale and upscale hotels that are less than five years old, contain approximately 100 to 250 rooms and enhance our brand diversification.

Competition and Seasonality

          The hotel business is highly competitive. Each of our hotels competes in its market area with numerous other hotels operating under various lodging brands, and with other lodging establishments. National chains, including in many instances chains from which we obtain franchises, may compete with us in various markets. There is, however, no single competitor or group of competitors of our hotels that is consistently located nearby and competing with most of our hotels. Our competition is highly fragmented and is comprised of public companies, privately-held equity funds, and relatively small, private owners and operators of hotels. Competitive factors in the lodging industry include, among others, supply in a particular market, franchise affiliations, reasonableness of room rates, quality of accommodations, service levels, convenience of locations and amenities customarily offered to the traveling public. In addition, the development of travel-related Internet websites has increased price awareness among travelers and price competition among similarly located, comparable hotels.

          Demand for accommodations, and the resulting revenues, vary seasonally. The high season tends to be the summer months for hotels located in colder climates and the winter months for hotels located in warmer climates. Aggregate demand for accommodations in our portfolio is, however, lowest during the winter months. Levels of demand are dependent upon many factors that are beyond our control, including general and local economic conditions and changes in levels of leisure and business-related travel. Our hotels depend on both business and leisure travelers for revenues.

          We also compete with other hotel owners and operators with respect to obtaining desirable franchises for upscale and midscale hotels in targeted markets and acquiring hotels to renovate and reposition.

The Lodging Industry

          We believe that we have passed the bottom of the U.S. economic and lodging industry cycle, based on industry forecasts, general economic forecasts and historical data. After two consecutive years of declines in 2001 and 2002 in RevPAR, the U.S. lodging industry showed signs of recovery in the second half of 2003, with full year RevPAR growth of 0.5% according to Smith Travel Research. For 2004, Smith Travel Research forecasted annual U.S. lodging industry RevPAR growth of 5.2% and an annual increase in demand, as measured by average daily rooms sold, of 4.0%, which it forecasted will outpace the annual net increase in supply of 1.2%. Although these are only industry forecasts, and do not apply specifically to our portfolio of hotels, based on forecasted industry fundamentals, we believe that it is an opportune time in the business cycle to own, acquire and reinvest in hotels.

          As illustrated by the graph below, the U.S. lodging industry enjoyed nine years of consecutive positive RevPAR growth from 1992 through 2000 following the economic recession of 1991. The periods of greater RevPAR growth over this time period generally occurred when growth in room demand exceeded new supply growth.

Properties

          We retain responsibility for all aspects of the day-to-day management of each of our hotels. We establish and implement standards for hiring, training and supervising staff, developing and maintaining financial controls, complying with laws and regulations relating to hotel operations and providing for the repair and maintenance of the hotels:

Portfolio

          Our current hotel portfolio, by franchisor, is set forth below.

			Year of Last Major
			Renovation or
Franchisor/Hotel Name	No. of Rooms	Location	Construction

InterContinental Hotels Group PLC (IHG) (60 hotels)
Crowne Plaza Albany*	384	Albany, NY	2001
Crowne Plaza Cedar Rapids	275	Cedar Rapids, IA	1998
Crowne Plaza Houston*	291	Houston, TX	1999	(3)
Crowne Plaza Macon (60% owned)(1)	297	Macon, GA	1996
Crowne Plaza Pittsburgh	193	Pittsburgh, PA	2001
Crowne Plaza West Palm Beach (50% owned)*	219	West Palm Beach, FL	2001
Crowne Plaza Worcester*	243	Worcester, MA	1996
Holiday Inn Arden Hills	156	St. Paul, MN	1995	(3)
Holiday Inn Austin –South(2)	210	Austin, TX	1994
Holiday Inn Brunswick	126	Brunswick, GA	1998	(3)
Holiday Inn BWI Airport*	260	Baltimore, MD	2000	(3)
Holiday Inn City Center (30% owned)	240	Columbus, OH	2002
Holiday Inn Clarksburg*	159	Clarksburg, WV	1997
Holiday Inn Cromwell Bridge*	139	Cromwell Bridge, MD	2000

			Year of Last Major
			Renovation or
Franchisor/Hotel Name	No. of Rooms	Location	Construction

Holiday Inn East Hartford	130	East Hartford, CT	2000
Holiday Inn Express Dothan	112	Dothan, AL	2002
Holiday Inn Express Gadsden	141	Gadsden, AL	1996
Holiday Inn Express Palm Desert	129	Palm Desert, CA	2003
Holiday Inn Express Pensacola University Mall	122	Pensacola, FL	2002
Holiday Inn Fairmont	106	Fairmont, WV	1997
Holiday Inn Florence(2)	105	Florence, KY	1997
Holiday Inn Fort Wayne	208	Fort Wayne, IN	1995
Holiday Inn Frederick	158	Frederick, MD	2000
Holiday Inn Frisco	217	Frisco, CO	1997
Holiday Inn Glen Burnie North*	127	Glen Burnie, MD	2000
Holiday Inn Grand Island(2)	261	Grand Island, NY	2000
Holiday Inn Greentree	201	Pittsburgh, PA	2000
Holiday Inn Hamburg	130	Buffalo, NY	1998
Holiday Inn Hilton Head*	201	Hilton Head, SC	2001	(3)
Holiday Inn Inner Harbor*	375	Baltimore, MD	2000	(3)
Holiday Inn Jamestown	146	Jamestown, NY	1998
Holiday Inn Jekyll Island(2)	198	Jekyll Island, GA	2000
Holiday Inn Lancaster (East)	189	Lancaster, PA	2000
Holiday Inn Lansing West*	244	Lansing, MI	1998
Holiday Inn Lawrence	192	Lawrence, KS	2002
Holiday Inn Manhattan*	197	Manhattan, KS	2002
Holiday Inn Marietta	193	Marietta, GA	2003
Holiday Inn McKnight Road*	146	Pittsburgh, PA	1995
Holiday Inn Meadowlands	138	Pittsburgh, PA	1996	(3)
Holiday Inn Melbourne* (50% owned)	295	Melbourne, FL	2002
Holiday Inn Memphis(2)	173	Memphis, TN	1998
Holiday Inn Monroeville	188	Monroeville, PA	1998	(3)
Holiday Inn Morgantown(2)	147	Morgantown, WV	1997
Holiday Inn SunSpree Resort Myrtle Beach	133	Myrtle Beach, SC	1998
Holiday Inn Parkway East(2)	177	Pittsburgh, PA	2001
Holiday Inn Phoenix West	144	Phoenix, AZ	2003
Holiday Inn Rolling Meadows(2)	422	Rolling Meadows, IL	2000
Holiday Inn Santa Fe	130	Santa Fe, NM	2003
Holiday Inn Select DFW Airport	282	Dallas, TX	1997
Holiday Inn Select Niagara Falls(2)	397	Niagara Falls, NY	1999
Holiday Inn Select Phoenix Airport*	298	Phoenix, AZ	Being Renovated
Holiday Inn Select Strongsville*	302	Cleveland, OH	1996	(3)
Holiday Inn Select Windsor*	214	Windsor, Ontario	Being Renovated
Holiday Inn Sheffield	201	Sheffield, AL	1996
Holiday Inn Silver Spring*	231	Silver Spring, MD	1998	(3)
Holiday Inn St. Louis North	390	St. Louis, MO	1996
Holiday Inn University Mall	152	Pensacola, FL	1997
Holiday Inn Valdosta	167	Valdosta, GA	2003
Holiday Inn Winter Haven	228	Winter Haven, FL	1998
Holiday Inn York	100	York, PA	2000

Total IHG	12,329

Marriott International, Inc. (15 hotels)
Courtyard by Marriott Abilene	99	Abilene, TX	1996	(3)
Courtyard by Marriott Bentonville*	90	Bentonville, AR	1996	(3)
Courtyard by Marriott Buckhead*	181	Atlanta, GA	Being renovated
Courtyard by Marriott Florence	78	Florence, KY	Being renovated
Courtyard by Marriott Lafayette*	90	Lafayette, LA	1997	(3)
Courtyard by Marriott Paducah*	100	Paducah, KY	1997	(3)
Courtyard by Marriott Tulsa	122	Tulsa, OK	1997	(3)
Fairfield Inn by Marriott Augusta	117	Augusta, GA	2002
Fairfield Inn by Marriott Colchester	117	Colchester, VT	2002
Fairfield Inn by Marriott Jackson	105	Jackson, TN	2002
Fairfield Inn by Marriott Merrimack	116	Merrimack, NH	1998	(3)

			Year of Last Major
			Renovation or
Franchisor/Hotel Name	No. of Rooms	Location	Construction

Fairfield Inn by Marriott Valdosta	108	Valdosta, GA	1997	(3)
Marriott Denver Airport*	238	Denver, CO	1998
Residence Inn by Marriott Dedham	81	Dedham, MA	Being renovated
Residence Inn by Marriott Little Rock	96	Little Rock, AR	1998	(3)

Total Marriott	1,738

Hilton Hotels Corporation (4 hotels)
DoubleTree Club Philadelphia*	189	Philadelphia, PA	2003
Hilton Fort Wayne	244	Fort Wayne, IN	2003
Hilton Columbia*	152	Columbia, MD	2003
Hilton Northfield	191	Troy, MI	2003

Total Hilton	776

Choice Hotels International, Inc. (4 hotels)
Clarion Northwoods Atrium Inn	197	Charleston, SC	1994
Quality Hotel Metairie	205	New Orleans, LA	1995	(3)
Clarion Hotel Louisville	393	Louisville, KY	2000
Quality Inn Dothan	102	Dothan, AL	1996

Total Choice	897

Starwood Hotels and Resorts Worldwide, Inc. (1 hotel)
Four Points Niagara Falls(2)	189	Niagara Falls, NY	1999

Total Starwood	189

Carlson Companies (1 hotel)
Radisson Phoenix Hotel	163	Phoenix, AZ	Being renovated

Total Carlson	163

Non-franchised hotels (3 hotels)
French Quarter Suites Memphis	105	Memphis, TN	1997
New Orleans Airport Plaza Hotel (82% owned)	244	New Orleans, LA	1996	(3)
University Inn, Bloomington	186	Bloomington, IN	1992

Total Non-franchised hotels(3)	535

All Hotels (88 hotels)	16,627

*	One of our top 25 hotels as measured by 2003 net operating income.
(1)	The existing debt for this hotel matures on June 30, 2004, and we have escrowed foreclosure documents with respect to this debt; however, we expect to repay this debt as part of the Refinancing Debt.
(2)	These hotels are held for sale and are accounted for in discontinued operations.
(3)	Renovations planned for 2004.

          We sold the following hotels between January 1, 2004 and May 31, 2004:

•	Holiday Inn Baltimore West, MD;

•	Holiday Inn Market Center, Dallas, TX;

•	Holiday Inn Syracuse, NY;

•	Holiday Inn Fort Mitchell, KY;

•	Holiday Inn Express, Pensacola North, FL;

•	Courtyard by Marriott, Revere, MA;

•	Downtown Plaza Hotel, Cincinnati, OH; and

•	The Mayfair House, Miami, FL.

          Thirteen of our hotels are located on land subject to long-term leases. Generally, these leases are for terms in excess of the depreciable lives of the building. We also have a right of first refusal on several leases if a third party offers to purchase the land. We pay fixed rents on some of these leases; on others, we pay fixed rents plus additional rents based on a percentage of revenue or cash flow. Some of the leases are subject to periodic rate increases. The leases generally require us to pay the cost of repairs, insurance and real estate taxes.

Dispositions

          During 2001, prior to our Chapter 11 filing, we sold six hotels. In January 2003, in connection with our emergence from Chapter 11, eight hotels were conveyed to a secured lender in satisfaction of indebtedness and one hotel was returned to the lessor of a capital lease. During 2003, we developed a plan to reduce debt and interest costs, and to implement a portfolio improvement strategy, in order to enhance our future growth. Pursuant to this strategy, during 2003 and through May 31, 2004, we sold nine of these hotels and our one office building, and of the remaining assets identified as held for sale, two hotels and the three land parcels currently are under contract. In 2004 we intend to sell the ten hotels and three land parcels that have been identified for sale. We also expect to purchase and sell other hotels in the future as we continuously seek to improve our portfolio of hotels. Our current portfolio consists of 88 hotels, 78 of which are reflected in continuing operations (including one hotel that we do not consolidate).

	Number of

		Land	Office
	Hotels	parcels	buildings

Operated at January 1, 2001	112	3	1
Sold during 2001	(6)	—	—

Operated at December 31, 2001	106	3	1
Dispositions during 2002	—	—	—

Operated at December 31, 2002	106	3	1
Conveyed to lender in January 2003	(8)	—	—
Returned to the lessor of a capital lease in January 2003	(1)	—	—
Sold in 2003	(1)	—	(1)

Operated at December 31, 2003	96	3	—
Sold between January 1 and May 31, 2004	(8)	—	—

Operated at May 31, 2004	88	3	—

          As previously discussed, ten hotels and three land parcels remain held for sale as of May 31, 2004.

Hotel data by market segment and region

      The following two tables present data on occupancy, ADR and RevPAR for the hotels in our portfolio (including one hotel that we do not consolidate) at March 31, 2004, March 31, 2003 and December 31, 2003, by market segment for 2003, the 2002 Combined Period and 2001. From January 1, 2004 through May 31, 2004, we sold eight of the hotels included in the following table as part of our discontinued operations.

Combined Continuing and Discontinued Operations

	Capital	Quarter Ended
	Expenditures				2002
	Quarter Ended	March 31,	March 31,	December 31,	Combined	December 31,
	March 31, 2004	2004	2003	2003	Period	2001

	(in thousands $)
Upper Upscale	$447
Number of properties		4	4	4	4	4
Number of rooms		825	825	825	825	825
Occupancy		64.0%	61.5%	60.7%	65.6%	64.1%
ADR		$94.24	$92.50	$90.98	$93.41	$101.92
RevPAR		$60.31	$56.90	$55.23	$61.32	$65.36
Upscale	1,673
Number of properties		18	18	18	18	19
Number of rooms		3,156	3,156	3,156	3,156	3,400
Occupancy		67.2%	66.0%	65.9%	67.6%	64.3%
ADR		$88.05	$86.41	$82.78	$83.20	$86.40
RevPAR		$59.14	$57.06	$54.54	$56.27	$55.52
Midscale with Food & Beverage	2,612
Number of properties		55	55	59	59	60
Number of rooms		11,198	11,048	11,945	11,795	11,981
Occupancy		53.0%	51.5%	56.3%	57.4%	60.1%
ADR		$69.48	$68.75	$70.79	$70.68	$73.00
RevPAR		$36.80	$35.42	$39.87	$40.58	$43.87
Midscale without Food & Beverage	121
Number of properties		9	7	10	8	10
Number of rooms		1,067	833	1,281	1,047	1,281
Occupancy		57.0%	45.1%	52.9%	55.7%	59.6%
ADR		$61.27	$60.41	$57.51	$55.94	$57.29
RevPAR		$34.95	$27.23	$30.41	$31.17	$34.16
Independent Hotels	2
Number of properties		5	7	5	7	3
Number of rooms		957	1,341	957	1,341	677
Occupancy		35.1%	38.8%	38.2%	44.6%	43.9%
ADR		$87.21	$73.40	$73.90	$73.48	$92.51
RevPAR		$30.64	$28.45	$28.23	$32.78	$40.62
All Hotels	4,855
Number of properties		91	91	96	96	96
Number of rooms		17,203	17,203	18,164	18,164	18,164
Occupancy		55.4%	53.4%	57.0%	58.5%	60.4%
ADR		$75.09	$73.99	$73.41	$73.70	$76.50
RevPAR		$41.57	$39.48	$41.83	$43.13	$46.22

Continuing Operations — 78 hotels

	Capital	Quarter Ended
	Expenditures				2002
	Quarter Ended	March 31,	March 31,	December 31,	Combined	December 31,
	March 31, 2004	2004	2003	2003	Period	2001

	(in thousands $)
Upper Upscale	$447
Number of properties		4	4	4	4	4
Number of rooms		825	825	825	825	825
Occupancy		64.0%	61.5%	60.7%	65.6%	64.1%
ADR		$94.24	$92.50	$90.98	$93.41	$101.92
RevPAR		$60.31	$56.90	$55.23	$61.32	$65.36
Upscale	1,609
Number of properties		17	17	17	17	18
Number of rooms		3,002	3,002	3,002	3,002	3,246
Occupancy		68.7%	65.9%	66.1%	67.5%	64.3%
ADR		$88.52	$87.94	$83.45	$83.58	$85.83
RevPAR		$60.78	$57.95	$55.14	$56.39	$55.18
Midscale with Food & Beverage	2,518
Number of properties		45	44	45	44	45
Number of rooms		8,919	8,526	8,919	8,526	8,712
Occupancy		56.9%	56.7%	59.2%	61.6%	63.9%
ADR		$70.84	$69.85	$71.57	$72.23	$74.66
RevPAR		$40.30	$39.62	$42.35	$44.47	$47.67
Midscale without Food & Beverage	121
Number of properties		9	7	9	7	9
Number of rooms		1,067	833	1,067	833	1,067
Occupancy		57.0%	45.1%	53.9%	57.6%	62.4%
ADR		$61.27	$60.41	$58.70	$56.54	$57.79
RevPAR		$34.95	$27.23	$31.64	$32.55	$36.07
Independent Hotels	—
Number of properties		3	6	3	6	2
Number of rooms		535	1,162	535	1,162	498
Occupancy		34.9%	36.2%	41.4%	44.1%	39.6%
ADR		$58.20	$58.38	$61.98	$64.34	$65.83
RevPAR		$20.28	$21.11	$25.64	$28.40	$26.07
All Hotels	4,695
Number of properties		78	78	78	78	78
Number of rooms		14,348	14,348	14,348	14,348	14,348
Occupancy		58.9%	56.6%	59.7%	61.4%	63.0%
ADR		$75.65	$74.64	$74.34	$74.83	$77.39
RevPAR		$44.59	$42.23	$44.35	$45.94	$48.77

          The categories in the tables above are based on the Smith Travel Research Chain Scales and are defined as:

•	Upper Upscale: Hilton and Marriott;

•	Upscale: Courtyard by Marriott, Crowne Plaza, Radisson and Residence Inn by Marriott;

•	Midscale with Food & Beverage: Clarion, DoubleTree, Four Points, Holiday Inn, Holiday Inn Select, Holiday Inn SunSpree Resort and Quality Inn; and

•	Midscale without Food & Beverage: Fairfield Inn by Marriott and Holiday Inn Express.

          The following two tables present data on occupancy, ADR and RevPAR for the hotels in our portfolio (including one hotel that we do not consolidate) at March 31, 2004, March 31, 2003 and December 31, 2003, by geographic region for 2003, the 2002 Combined Period and 2001. From January 1, 2004 through May 31, 2004, we sold eight of the hotels included in the following table as part of our discontinued operations.

Combined Continuing and Discontinued Operations

	Capital	Quarter Ended
	Expenditures				2002
	Quarter ended	March 31,	March 31,	December 31,	Combined	December 31,
	March 31, 2004	2004	2003	2003	Period	2001

	(in thousands $)
Northeast Region	$991
Number of properties		35	35	37	37	37
Number of rooms		6,722	6,722	7,009	7,009	7,009
Occupancy		52.2%	51.5%	60.3%	61.8%	61.7%
ADR		$78.34	$76.41	$79.56	$77.92	$80.82
RevPAR		$40.87	$39.33	$47.95	$48.16	$49.87
Southeast Region	1,702
Number of properties		31	31	33	33	33
Number of rooms		5,267	5,267	5,695	5,695	5,695
Occupancy		57.6%	54.4%	55.2%	55.8%	57.9%
ADR		$70.28	$68.09	$67.02	$67.93	$69.94
RevPAR		$40.46	$37.04	$37.00	$37.91	$40.49
Midwest Region	321
Number of properties		18	18	19	19	19
Number of rooms		3,895	3,895	4,141	4,141	4,141
Occupancy		51.5%	50.4%	52.0%	54.9%	59.7%
ADR		$70.57	$71.23	$69.05	$71.44	$74.72
RevPAR		$36.32	$35.93	$35.91	$39.23	$44.60
West Region	1,841
Number of properties		7	7	7	7	7
Number of rooms		1,319	1,319	1,319	1,319	1,319
Occupancy		74.2%	67.4%	62.8%	64.0%	66.8%
ADR		$87.64	$89.67	$77.69	$79.92	$84.83
RevPAR		$65.03	$60.45	$48.79	$51.12	$56.68
All Hotels	4,855
Number of properties		91	91	96	96	96
Number of rooms		17,203	17,203	18,164	18,164	18,164
Occupancy		55.4%	53.4%	57.0%	58.5%	60.4%
ADR		$75.09	$73.99	$73.41	$73.70	$76.50
RevPAR		$41.57	$39.48	$41.83	$43.13	$46.22

Continuing Operations — 78 hotels

		Quarter Ended
	Capital Expenditures				2002
	Quarter ended	March 31,	March 31,	December 31,	Combined	December 31,
	March 31, 2004	2004	2003	2003	Period	2001

	(in thousands $)
Northeast Region	$840
Number of properties		28	28	28	28	28
Number of rooms		5,154	5,154	5,154	5,154	5,154
Occupancy		58.9%	57.1%	64.3%	66.3%	66.2%
ADR		$80.60	$79.32	$81.76	$81.09	$84.12
RevPAR		$47.45	$45.26	$52.57	$53.76	$55.66
Southeast Region	1,708
Number of properties		27	27	27	27	27
Number of rooms		4,612	4,612	4,612	4,612	4,612
Occupancy		58.3%	55.8%	56.8%	57.8%	60.0%
ADR		$68.52	$66.44	$67.12	$67.42	$68.46
RevPAR		$39.92	$37.10	$38.15	$38.96	$41.08

		Quarter Ended
	Capital Expenditures				2002
	Quarter ended	March 31,	March 31,	December 31,	Combined	December 31,
	March 31, 2004	2004	2003	2003	Period	2001

	(in thousands $)
Midwest Region	306
Number of properties		16	16	16	16	16
Number of rooms		3,263	3,263	3,263	3,263	3,263
Occupancy		53.9%	52.5%	55.0%	57.7%	60.7%
ADR		$71.31	$71.13	$69.67	$71.67	$75.01
RevPAR		$38.42	$37.32	$38.33	$41.35	$45.57
West Region	1,841
Number of properties		7	7	7	7	7
Number of rooms		1,319	1,319	1,319	1,319	1,319
Occupancy		74.2%	67.4%	62.8%	64.0%	66.8%
ADR		$87.64	$89.67	$77.69	$79.92	$84.83
RevPAR		$65.03	$60.45	$48.79	$51.12	$56.68
All Hotels	4,695
Number of properties		78	78	78	78	78
Number of rooms		14,348	14,348	14,348	14,348	14,348
Occupancy		58.9%	56.6%	59.7%	61.4%	63.0%
ADR		$75.65	$74.64	$74.34	$74.83	$77.39
RevPAR		$44.59	$42.23	$44.35	$45.94	$48.77

          The regions in the tables above are defined as:

•	Northeast: Canada, Connecticut, Massachusetts, Maryland, New Hampshire, New York, Ohio, Pennsylvania, Vermont, West Virginia;

•	Southeast: Alabama, Florida, Georgia, Kentucky, Louisiana, South Carolina, Tennessee;

•	Midwest: Arkansas, Iowa, Illinois, Indiana, Kansas, Michigan, Minnesota, Missouri, Oklahoma, Texas; and

•	West: Arizona, California, Colorado, New Mexico.

Hotel encumbrances

          All of our hotels are currently pledged as collateral to secure long-term debt. We have executed agreements with Merrill Lynch Mortgage to refinance a substantial portion of our outstanding mortgage debt and, on the date of the consummation of this offering, the funding of the $370 million of Refinancing Debt will be completed, which is a condition to the completion of this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Debt, contractual obligations and franchise agreements — Refinancing Debt.” Upon consummation of the Refinancing Debt, three of our properties will be unencumbered.

          The following table summarizes the book values of our hotel assets (except for one hotel that we do not consolidate) along with the related existing long-term debt (including current portion) which they collateralize as of March 31, 2004 (and accordingly does not reflect the Refinancing Debt). “Book value” means the value at which the asset is reflected in our consolidated financial statements. Financial statement book values are presented in accordance with GAAP, but do not necessarily represent fair market values.

		March 31, 2004

	Number	Property, plant	Long-term
	of Hotels	and equipment, net(1)	obligations(1)

		(Unaudited in thousands)
Exit Financing
Merrill Lynch Mortgage Lending, Inc. — Senior			$210,160
Merrill Lynch Mortgage Lending, Inc. — Mezzanine			81,010

Merrill Lynch Mortgage Lending, Inc. — Total	53	$391,249	291,170
Computershare Trust Company of Canada	1	13,874	7,391

		March 31, 2004

	Number	Property, plant	Long-term
	of Hotels	and equipment, net(1)	obligations(1)

		(Unaudited in thousands)
Lehman Financing
Lehman Brothers Holdings, Inc.	15	65,141	71,071
Other financing
Column Financial, Inc.	9	61,505	26,761
Lehman Brothers Holdings, Inc.	5	37,976	23,292
JP Morgan Chase Bank	2	8,806	10,516
DDL Kinser	1	3,166	2,360
First Union Bank	1	4,353	3,345
Column Financial, Inc.	1	7,762	8,847
Column Financial, Inc.	1	6,082	3,173
Robb Evans, Trustee	1	6,661	6,958

Total — other financing	21	136,311	85,252

	90	606,575	454,884
Long-term debt — other
Deferred interest — long-term	—	—	4,288
Deferred rent on a long-term ground lease	—	—	2,549
Tax notes issued pursuant to our Joint Plan of Reorganization	—	—	4,014
Other	—	—	574

	—	—	11,425

Property, plant and equipment — other	—	4,468	—

	90	611,043	466,309
Held for sale(2)	(13)	(49,582)	(43,294)

Total March 31, 2004	77	$561,461	$423,015

(1)	Long-term obligations and property, plant and equipment of one hotel in which we have a non-controlling equity interest that we do not consolidate are excluded from the table above.
(2)	Subsequent to March 31, 2004, we sold three hotels for $20.7 million. From the net proceeds of the sale, $18.1 million was used to pay down debt and the balance was used for general corporate purposes.

Insurance

          We maintain the following types of insurance:

•	general liability;

•	property damage;

•	directors’ and officers’ liability;

•	liquor liability;

•	workers’ compensation;

•	fiduciary liability;

•	business automobile; and

•	environmental insurance (on certain properties).

          We are self-insured up to certain amounts with respect to our insurance coverages. We establish liabilities for these self-insured obligations annually, based on actuarial valuations and our history of claims. If these claims exceed our estimates, our future financial condition and results of operations would be adversely affected. As of March 31, 2004, we had an accrued balance of approximately $10.3 million for these expenses.

          There are other types of losses for which we cannot obtain insurance at all or at a reasonable cost, including losses caused by acts of war. If an uninsured loss or a loss that exceeds our insurance limits were to occur, we could lose both the revenues generated from the affected hotel and the capital that we have invested. We also could be liable for any outstanding mortgage indebtedness or other obligations related to the hotel. Any such loss could materially and adversely affect our financial condition and results of operations.

          We believe that we maintain sufficient insurance coverage for the operation of our business.

Regulation

          Our hotels are subject to certain federal, state and local regulations which require us to obtain and maintain various licenses and permits. These licenses and permits must be periodically renewed and may be revoked or suspended for cause at any time.

          Occupancy licenses are obtained prior to the opening of a hotel and may require renewal if there has been a major renovation. The loss of the occupancy license for any of the larger hotels in our portfolio could have a material adverse effect on our financial condition and results of operations. Liquor licenses are required for hotels to be able to serve alcoholic beverages and are generally renewable annually. We believe that the loss of a liquor license for an individual hotel would not have a material effect on our financial condition and results of operations. We are not aware of any reason why we should not be in a position to maintain our licenses.

          We are subject to certain federal and state labor laws and regulations such as minimum wage requirements, regulations relating to working conditions, laws restricting the employment of illegal aliens, and the Americans with Disabilities Act. As a provider of restaurant services, we are subject to certain federal, state and local health laws and regulations. We believe that we comply in all material respects with these laws and regulations. We are also subject in certain states to dramshop statutes, which may give an injured person the right to recover damages from us if we wrongfully serve alcoholic beverages to an intoxicated person who causes an injury. We believe that our insurance coverage relating to contingent losses in these areas is adequate.

          Our hotels also are subject to environmental regulations under federal, state and local laws. These environmental regulations have not had a material adverse effect on our operations. However, such regulations potentially impose liability on property owners for cleanup costs for hazardous waste contamination. If material hazardous waste contamination problems exist on any of our properties, we would be exposed to liability for the costs associated with the cleanup of those sites.

Employees

          At March 31, 2004, we had 4,234 full-time and 2,597 part-time employees. We had 124 full-time employees engaged in administrative and executive activities. The balance of our employees manage, operate and maintain our properties. At March 31, 2004, 665 of our full and part-time employees located at nine hotels were covered by collective bargaining agreements. These agreements expire between 2004 and 2008. We consider relations with our employees to be satisfactory.

Legal Proceedings

     Bankruptcy Proceedings

          On December 20, 2001, Lodgian and substantially all of our subsidiaries that owned hotels filed for voluntary reorganization under Chapter 11 of the Bankruptcy Code in the Southern District of New York. At the time of the filing, our portfolio included 106 hotels.

          Less than one year after filing for bankruptcy, on November 5, 2002, the Bankruptcy Court confirmed the Joint Plan of Reorganization and, on November 25, 2002, Lodgian and our subsidiaries owning 78 of our hotels emerged from Chapter 11. Pursuant to the terms of the Joint Plan of Reorganization, eight of our wholly-owned hotels were conveyed to a lender in satisfaction of outstanding debt obligations and one hotel was transferred to the lessor of a capital lease secured by the property in January 2003.

          Pursuant to the Joint Plan of Reorganization, the following significant events took effect upon our emergence from reorganization proceedings:

•	5,000,000 shares of Preferred Stock, par value $0.01, initial liquidation value $25 per share, were issued or reserved for issuance in satisfaction of outstanding debt and other obligations;

•	2,333,333 shares of common stock, par value $0.01 per share, were issued or reserved for issuance in satisfaction of outstanding debt and other obligations;

•	Class A warrants to purchase an aggregate of 503,546 shares of common stock at $54.87 per share were made available for issuance in satisfaction of outstanding debt and other obligations;

•	Class B warrants to purchase an aggregate of 343,122 shares of common stock at $76.32 per share were made available for issuance in satisfaction of outstanding debt and other obligations;

•	Our previous equity, consisting of an aggregate of 28,479,837 shares, was cancelled, and in exchange our stockholders received their pro rata share of 69,300 shares of common stock, plus Class A warrants to purchase an aggregate of 83,941 shares of common stock and Class B warrants to purchase an aggregate of 259,434 shares of common stock;

•	Our CRESTS were cancelled and the holders received their pro rata share of 289,333 shares of the common stock, plus Class A warrants to purchase 419,605 shares of common stock and Class B warrants to purchase 83,687 shares of common stock;

•	Our 12.25% Senior Subordinated Notes were cancelled and the holders of the notes received their pro rata share of 4,690,600 shares of Preferred Stock and 1,852,503 shares of common stock;

•	The holders of allowed general unsecured claims became entitled to 309,400 shares of Preferred Stock and 122,196 shares of common stock, referred to as the “disputed claims reserve.” Until distributed, these shares are part of the disputed claims reserve for the pre-bankruptcy petition general unsecured creditors. These shares are periodically distributed as the disputed claims are resolved;

•	We closed on $302.7 million of exit financing arrangements with Merrill Lynch Mortgage which was used to repay previous debt obligations, fund payments of certain allowed claims and fund portions of certain required cash escrows. These financings were secured initially by 56 of our hotels;

•	We closed on a $6.3 million (CAD $10.0 million) exit financing arrangement with Computershare Trust Company of Canada, that is secured by one of our hotels;

•	Loans from lenders approximating $86.0 million, secured by 21 of our hotels, were reinstated on their previous terms, except for the extension of certain maturities and, in the case of one loan, a new interest rate; and

•	In accordance with AICPA, Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code, we implemented fresh start reporting effective November 22, 2002 (the date on which the exit financing agreement was signed). As a result, our assets and liabilities have been recorded based on fair values. Our consolidated financial statements since our emergence from Chapter 11 are those of a new reporting entity (referred to as the “successor”) and are not comparable with our financial statements on or prior to the effective date of the Joint Plan of Reorganization (our former reporting entity is referred to as the “predecessor”).

          Eighteen additional hotels previously owned by two subsidiaries, Impac Hotels II, L.L.C. and Impac Hotels III, L.L.C., were not part of the Joint Plan of Reorganization. On April 24, 2003, the

Bankruptcy Court confirmed a plan of reorganization relating to these 18 hotels (the “Impac Plan of Reorganization”). These 18 hotels remained in Chapter 11 until May 22, 2003, the date on which we finalized the Lehman Financing. We used the proceeds from the Lehman Financing primarily to satisfy the remaining amounts due to the lender of the debt secured by these hotels. The Impac Plan of Reorganization also provided for a pool of funds of approximately $0.3 million to be paid in cash to the general unsecured creditors of the 18 hotels, of which $0.1 million is still outstanding as of May 31, 2004.

Other Litigation

          From time to time, as we conduct our business, legal actions and claims are brought against us. The outcome of these matters is uncertain. However, we believe that all currently pending matters will be resolved without a material adverse effect on our results of operations or financial condition. Claims relating to the period before we filed for Chapter 11 are limited to the amounts approved by the Bankruptcy Court for settlement of such claims and are payable out of the disputed claims reserve, which, in the case of the Joint Plan of Reorganization, consists of our securities, and in the case of the Impac Plan of Reorganization, consists of cash. We have reserved for all claims approved by the Bankruptcy Court that have not yet been paid.

MANAGEMENT

Directors, Executive Officers and other Senior Management

          The table below sets forth the names and ages of our directors, executive officers and other senior management, as well as the positions and offices held by such persons. A summary of the background and experience of each of these individuals is set forth after the table.

Name	Age	Position

W. Thomas Parrington(1)	59	Director, President and Chief Executive Officer
Sean F. Armstrong(1)(2)(4)	42	Director
Russel S. Bernard	46	Director and Chairman of the Board
Stewart J. Brown(3)	56	Director
Kenneth A. Caplan(1)(2)(4)	30	Director
Stephen P. Grathwohl(1)(3)	56	Director
Jonathan D. Gray	34	Director
Kevin C. McTavish(2)(3)(4)	47	Director
Michael W. Amaral	46	Executive Vice President and Chief Operating Officer
Manuel E. Artime	38	Executive Vice President and Chief Financial Officer
Samuel J. Davis	44	Senior Vice President of Construction and Development
Daniel E. Ellis	35	Senior Vice President, General Counsel and Secretary
Linda Borchert Philp	41	Vice President and Chief Accounting Officer
Daniel K. Abernethy	41	Vice President of Sales and Marketing
Deborah N. Ethridge	34	Vice President of Finance and Investor Relations
Mark T. DiPiazza	46	Vice President of Operations
Paul J. Hitselberger	43	Vice President of Operations
David T. Robinson	51	Vice President of Operations and Food and Beverage

(1)	Member of the executive committee.

(2)	Member of the compensation committee.

(3)	Member of the audit committee.

(4)	Member of the nominating committee.

          W. Thomas Parrington, 59, has served as our president and chief executive officer since July 2003, following service as our interim chief executive officer from May 2003 until that date, and has been a director since our emergence from Chapter 11 on November 25, 2002. Mr. Parrington has been involved in the lodging industry for over 30 years. Until December 1998, Mr. Parrington was president and chief executive officer of Interstate Hotels Company, a publicly traded company that merged with Wyndham Hotels in June 1998. During his 17-year tenure with Interstate, Mr. Parrington also served as chief financial officer and chief operating officer. Since leaving Interstate, Mr. Parrington has focused on real estate investments (primarily hotels) and consultancy.

          Sean F. Armstrong, 42, has been a director of Lodgian since our emergence from Chapter 11 on November 25, 2002. Mr. Armstrong also is chairman of the executive committee of our board of directors. He is a managing director of Oaktree, with which he has been associated since 1995. Prior to joining Oaktree, Mr. Armstrong was a vice president of Trust Company of the West.

          Russel S. Bernard, 46, has been a director and chairman of the board of directors of Lodgian since our emergence from Chapter 11 on November 25, 2002. He is a principal of Oaktree, with which he has been associated since 1995, and is the portfolio manager of Oaktree’s real estate and mortgage funds. Prior to joining Oaktree, Mr. Bernard was a managing director of Trust Company of the West. Under sub-

advisory relationships with Oaktree, he continues to serve as portfolio manager for the TCW Special Credits distressed mortgage funds.

          Stewart J. Brown, 56, has been a director of Lodgian since our emergence from Chapter 11 on November 25, 2002. Since December 2002, he has been serving as a senior consultant with Booz Allen Hamilton as part of its Defense Team. He served active duty as a Colonel in the United States Army Reserve from September 2001 until he joined Booz Allen Hamilton in December 2002. During this time, he served as Chief of the Crisis Action Team in the Army Operation Center. Colonel Brown had previously served in the Army and Army Reserves between 1970 and 2002 where, among other duties, he served as Director of Training and Education in the Strategic Readiness System. Between 1997 and 2001, Colonel Brown served as principal and president of Real Estate Capital Services, LLC, a real estate consulting and finance firm. Colonel Brown has extensive experience in strategic and tactical planning, operational implementation, crisis management and turn around situations.

          Kenneth A. Caplan, 30, has been a director of Lodgian since our emergence from Chapter 11 on November 25, 2002. Mr. Caplan also is chairman of the compensation committee of our board of directors. Mr. Caplan is a managing director at Blackstone Real Estate Advisors, with which he has been associated since 1997. Mr. Caplan has been involved in a variety of real estate investments and investment initiatives, including property acquisitions, hotel investments and corporate ventures. Prior to joining Blackstone, he was an analyst in the real estate investment banking group of Lazard Frères & Co.

          Stephen P. Grathwohl, 56, has been a director of Lodgian since our emergence from Chapter 11 on November 25, 2002. Mr. Grathwohl also is chairman of the audit committee of our board of directors. Mr. Grathwohl has been principal of Burr Street Equities, LLC, a boutique real estate advisory company, since 1997 and is a director of ShoreBank, a commercial bank chartered by the State of Illinois and headquartered in Chicago, Illinois. He also is a director of Shorebank Development Corporation, a Chicago based real estate development and management company, and Shorebank Advisory Services, an international financial research and consulting company, each an affiliate of ShoreBank.

          Jonathan D. Gray, 34, has been a director of Lodgian since our emergence from Chapter 11 on November 25, 2002. He is a senior managing director at Blackstone Real Estate Advisors, with which he has been associated since 1992. Mr. Gray oversees the domestic investment activities of Blackstone Real Estate Advisors, a major investment manager of commercial real estate. He also is a member of the board of directors of Extended Stay Inc. and Homestead Studio Suites. Mr. Gray also has worked in the Mergers & Acquisitions Advisory group and the Private Equity group at The Blackstone Group.

          Kevin C. McTavish, 47, has been a director of Lodgian since our emergence from Chapter 11 on November 25, 2002. Mr. McTavish is a principal of Summit Capital, LLC, a real estate investment firm based in Dallas, Texas. From 1995 to 2003, he was a principal at Colony Capital, LLC, an opportunistic real estate firm, where he sourced domestic and international opportunities. In addition to focusing on new investments during his seven years at Colony Capital, he was chief operating officer of Colony Advisors, the related asset management company to Colony Capital, from 1996 until 1998. In this capacity he was responsible for managing a 50 person asset management group and over $5 billion of real estate assets. He was a member of the Colony Capital Investment Committee and Major Asset Review Committee. Prior to joining Colony Capital, Mr. McTavish worked with the Robert M. Bass Group in Fort Worth, Texas. There, he was a founder of Brazos Asset Management, LP which purchased, managed and sold over $3 billion of real estate assets during his five years with the firm. He is a member of the Pension Real Estate Association, the Urban Land Institute and the Samuel Zell Real Estate Center at the Wharton Business School.

          Michael W. Amaral, 46, was appointed senior vice president of operations in November 2001 and executive vice president and chief operating officer of Lodgian in May 2002. Mr. Amaral brings over 20 years of hospitality experience to his position. Prior to November 2001, he was the vice president of operations for our Eastern Region, a position he held from December 1998. Between August 1990 and December 1998, Mr. Amaral was employed by Servico Inc., our predecessor company, where he held the position of regional vice president of the Pittsburgh Region. Prior to joining Servico, Mr. Amaral held other senior positions within the lodging industry including general manager of Atlantic Hospitality and Director of Operations of Prime Motor Inns, Fairfield, New Jersey, where he also served as general manager.

          Manuel E. Artime, 38, was appointed executive vice president and chief financial officer of Lodgian on October 13, 2003. He joined Lodgian in December 2001 as vice president and controller. Mr. Artime assisted in the Chapter 11 restructuring for Mariner Health Care Inc., serving as its Director of Financial Restructuring between February 2000 and December 2001. Between May 1993 and February 2000, Mr. Artime served in the Financial Advisory Services Group of Ernst & Young in Atlanta. Mr. Artime is a Certified Public Accountant. In addition to his undergraduate degree, Mr. Artime holds a Masters of Business Administration degree from Georgia State University.

          Samuel J. Davis, 44, was appointed senior vice president of construction and development in November 2001. He joined Lodgian in December 1998 as vice president of construction and development. Mr. Davis served as Vice President of Design and Construction with Impac Hotel Group, LLC from 1982 to December 1998. Prior to that, he was with the United States Navy where he served as an engineer.

          Daniel E. Ellis, 35, was appointed senior counsel of Lodgian in July 1999. He was appointed secretary and vice president of legal affairs in November 2001. In March 2002, he was promoted to senior vice president, general counsel and secretary. Between 1995 and 1997, Mr. Ellis served as Assistant District Attorney for the State of Georgia and as attorney in private practice between 1997 and 1999. Mr. Ellis holds a law degree from the University of Mississippi and a Masters of Business Administration degree from Mercer University.

          Linda Borchert Philp, 41, was appointed vice president and chief accounting officer in November 2003. She joined Lodgian in May 2002 as vice president and treasurer. Ms. Philp was a consultant for Lodgian from October 2001 to May 2002. From 1987 to 2001, Ms. Philp worked for consumer product companies PepsiCo, Kraft, Pizza Hut and Campbell Soup in finance, marketing, logistics and strategic planning roles. Ms. Philp is a Certified Public Accountant. In addition to her undergraduate degree, Ms. Philp holds a Masters in Business Administration from the University of Wisconsin — Madison.

          Daniel K. Abernethy, 41, joined Lodgian in October 1998 as regional director of sales. After leaving the company briefly in June 2001 to serve as Director of Marketing at Wyndham Orlando Resort, Mr. Abernethy returned to Lodgian in December 2001 as regional director of sales, and was promoted to vice president of sales & marketing in October 2002. Mr. Abernethy has over 20 years of experience in the hospitality industry. His career began in hotel operations at Hilton and Marriott hotels. He moved over to sales and marketing and has worked as a property Director of Sales for Radisson and Sheraton hotels.

          Deborah N. Ethridge, 34, joined Lodgian in June 2001, has served as vice president of strategic planning, and was appointed vice president, finance and investor relations in October 2003. Prior to joining Lodgian, Ms. Ethridge served in various development, finance and strategic positions with InterContinental Hotels Group from March 1994 to May 2000. Previously she was with the public accounting firm of PricewaterhouseCoopers LLP. Ms. Ethridge is a Certified Public Accountant. In addition to her undergraduate degree, Ms. Ethridge holds a Masters of Business Administration degree from Emory University.

          Mark T. DiPiazza, 46, joined Lodgian in 1996, has served as a general manager, area general manager, regional operations manager, and was appointed vice president of operations in 2003. Mr. DiPiazza has over 20 years of experience in the hospitality industry including 14 years at Marriott International and eight years at Lodgian. At Marriott, Mark had multiple roles and assignments including nine years in the field and five years in the corporate office.

          Paul J. Hitselberger, 43, joined Lodgian in 1998 as a regional operations manager, and was promoted to vice president of operations in June 2001. Mr. Hitselberger has over 22 years experience in the hospitality industry. In 1982 Paul began his hospitality career as a chef and has an extensive background in food and beverage operations including a first place award at the 1984 New York

International Culinary Salon. In December 1984 he moved into hotel operations with Tollman Hundley Hotels.

          David T. Robinson, 51, joined Lodgian in 1999 as a regional operations manager and was promoted to vice president of operations and food and beverage in 1999. After leaving the company briefly in January 2000 to serve as Vice President of Bayshore Development, a family business consisting of three hotels and two entertainment complexes, he returned to Lodgian in June 2002 as vice president of food and beverage and in November 2002 also was named vice president of operations. Mr. Robinson has extensive experience operating Holiday Inn, Hilton and Sheraton hotels as a General Manager.

Terms of Directors

          The board of directors currently consists of eight members, seven of whom are “independent” as defined under the American Stock Exchange corporate governance rules, and each of whom is elected for a one-year term that will expire upon the election and qualification of successor directors at the next annual meeting of stockholders. There are no family relationships between any of the directors or executive officers.

Committees of the Board of Directors

          The board of directors currently has four standing committees: the compensation committee, the audit committee, the executive committee and the nominating committee.

          Compensation Committee. The compensation committee consists of Kenneth A. Caplan (Chairman), Kevin C. McTavish and Sean F. Armstrong. It met two times during fiscal 2003. The principal functions of the compensation committee are to approve, or in some cases to recommend to the board of directors, remuneration arrangements and compensation plans involving our directors and executive officers, review bonus criteria and bonus recommendations, review compensation of directors and administer our Stock Incentive Plan. The board of directors has determined that all members of the compensation committee are “independent” under the American Stock Exchange corporate governance rules. The compensation committee has a written charter that is posted in the Investor Relations section of our website, www.lodgian.com.

          Audit Committee. The audit committee consists of Stephen P. Grathwohl (Chairman), Stewart J. Brown and Kevin C. McTavish. The audit committee is responsible, under its written charter, for:

•	Engaging independent auditors to audit our financial statements and perform other services related to the audit, including determining the compensation to be paid to such independent auditors;

•	Reviewing the scope and results of the audit with the independent auditors;

•	Preapproving all non-audit services provided to Lodgian by the independent auditors;

•	Periodically assessing the independence of Lodgian’s auditors;

•	Reviewing and discussing with management and the independent auditors quarterly and annual financial statements, audit results and reports;

•	Establishing guidelines for our internal audit function and periodically reviewing the adequacy of our internal controls;

•	Establishing clear policies for Lodgian to follow in hiring employees or former employees of the independent auditors;

•	Reviewing and periodically updating our Code of Ethics;

•	Considering changes in accounting practices;

•	Reviewing any correspondence, report, complaint or concern that raises issues regarding our financial statements or accounting policies and establishing procedures for (1) the receipt, retention and treatment of such complaints, and (2) the confidential, anonymous submission by employees of such concerns; and

•	Reviewing and reassessing the adequacy of the Audit Committee Charter on an annual basis.

          The board of directors has determined that the audit committee Chairman, Mr. Grathwohl, qualifies as an “audit committee financial expert” and that all members of the audit committee are “independent” under the American Stock Exchange corporate governance rules. The Audit Committee Charter, which was adopted on January 24, 2003 and amended on February 9, 2004, is posted in the Investor Relations section of our website, www.lodgian.com.

          Executive Committee. The board of directors also has established an executive committee, on which Sean F. Armstrong (Chairman), Kenneth A. Caplan, Stephen P. Grathwohl and W. Thomas Parrington serve. The executive committee has the right to exercise all of the powers of the full board of directors in our management and affairs, other than with respect to any of the following matters: (1) approving or adopting, or recommending to stockholders, any action expressly required by Delaware law to be submitted to the stockholders; (2) adopting, amending or repealing our certificate of incorporation or any bylaws; or (3) exercising any right or power expressly reserved for another committee of the board of directors.

          Nominating Committee. The nominating committee was formed by the board of directors on February 10, 2004 and consists of Sean F. Armstrong, Kenneth A. Caplan and Kevin C. McTavish. The board of directors has determined that all members of the nominating committee are “independent” under the American Stock Exchange corporate governance rules. The nominating committee is responsible for assisting the board of directors in identifying, screening and recommending qualified candidates to serve as directors. The nominating committee has a written charter, which was adopted on February 10, 2004, that is posted in the Investor Relations section of our website, www.lodgian.com.

Compensation Committee Interlocks and Insider Participation

          None of the members of our compensation committee is or has been an executive officer of Lodgian or any of our subsidiaries, and no interlocking relationships exist between any such person and the directors or executive officers of any other company.

Director Compensation

          We pay the non-employee members of the board of directors a quarterly retainer of $6,000, as well as fees of $1,500 per board meeting, $1,000 per board committee meeting, and $500 per telephonic board or board committee meeting. We also reimburse each director for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors and any of its committees. Directors who are employees do not receive any compensation for services performed in their capacity as directors. On September 5, 2003, we granted options to purchase 1,666 shares of common stock to each of the members of the audit committee of the board of directors. The options were immediately vested as to one-third of the grant amount, with the remainder vesting in equal installments over two years on each of the anniversary dates of the grant date.

Executive Compensation

          The following table sets forth certain summary information concerning compensation paid or accrued by us, for each of the last three fiscal years, to or on behalf of each person who served as our chief executive officer during 2003 and to each of our four most highly compensated executive officers other than the chief executive officer during 2003, and one person who was an executive officer during 2003 but was not serving as an executive officer at the end of the 2003 fiscal year (the “Named Executive Officers”).

Summary Compensation Table

						Long-Term
		Annual Compensation				Compensation

						Restricted	Securities
				All Other		Stock	Underlying
Name and Principal Position	Year	Salary	Bonus(1)	Compensation		Award($)	Options

W. Thomas Parrington(2)	2003	$341,154	$200,000	$14,183		$600,000	33,333
President and Chief Executive Officer	2002	—	—	—		—	—
	2001	—	—	—		—	—

David E. Hawthorne(3)	2003	209,233	—	800,372		—	—
Former President and Chief	2002	400,000	1,000,000	—		—	—
Executive Officer	2001	90,770	250,000	—		—	333,333 (3)

Richard Cartoon(4)	2003	406,688	—	—		—	—
Former Executive Vice President	2002	699,536	500,000	—		—	—
and Chief Financial Officer	2001	162,750	—	—		—	—

Michael W. Amaral	2003	250,002	—	346	(7)	—	13,333
Executive Vice President	2002	250,503	516,275	—		—	—
and Chief Operating Officer	2001	184,570	93,995	—		—	—

Manuel E. Artime(5)	2003	174,427	—	122	(7)	—	10,000
Executive Vice President and	2002	162,256	105,425	—		—	—
Chief Financial Officer	2001	22,060	25,000	—		—	—

Daniel E. Ellis	2003	149,360	—	81	(7)	—	8,333
Senior Vice President, General	2002	126,484	107,595	—		—	—
Counsel and Secretary	2001	107,908	41,914	—		—	—

Linda Borchert Philp(6)	2003	137,680	—	—		—	2,500
Vice President and Chief	2002	84,214	30,000	—		—	—
Accounting Officer	2001	—	—	—		—	—

(1)	For the fiscal year ended December 31, 2002, substantially all of the bonuses were awarded in recognition of efforts in connection with our successful restructuring, including restructuring bonuses of $1,000,000 for Mr. Hawthorne, $500,000 each for Messrs. Cartoon and Amaral, $100,000 each for Messrs. Artime and Ellis and $30,000 for Ms. Philp.

(2)	Mr. Parrington was named interim chief executive officer in May 2003, with permanent appointment as president and chief executive officer in July 2003. Pursuant to the employment agreement we entered into with Mr. Parrington in July 2003, we awarded Mr. Parrington a signing bonus in the form of (1) restricted stock units representing the right to receive 66,666 shares of common stock, (2) an option to purchase an additional 33,333 shares of common stock and (3) $100,000 in cash payable in two payments on each of April 1, 2004 and April 1, 2005. The restricted shares and the option each vest as to one-third of the original award on each of July 15, 2004, 2005 and 2006. As of December 31, 2003, no shares of Mr. Parrington’s restricted stock were vested or issued; however, the value of the restricted shares was $600,000 based on a price of $9.00 per share, which is the closing price of the common stock as reported on the American Stock Exchange as of July 15, 2003, the date our board of directors approved the issuance of the shares. Mr. Parrington also received a bonus for 2003 of $100,000 on April 9, 2004, paid in cash of $75,000 and restricted stock units representing the right to receive 1,382 shares of common stock subject to certain vesting conditions. The amount shown under “All Other Compensation” includes $683 for premiums paid for life insurance over $50,000 and $13,500 in director fees paid before his appointment as chief executive officer.

(3)	Mr. Hawthorne began his employment in October 2001 as interim chief executive officer and president with formal appointment in November 2001. He resigned from all of his positions in May 2003 and received a severance payment of $800,000 in accordance with his employment agreement. The other $372 represents life insurance premiums we paid on behalf of Mr. Hawthorne. Mr. Hawthorne was granted options to acquire 1,000,000 shares of our common stock, which were to vest equally over a period of three years. However, in accordance with his employment agreement, the options terminated automatically upon our commencement of bankruptcy proceedings.

(4)	Mr. Cartoon joined Lodgian in October 2001 and resigned from his employment in October 2003. The amount shown as salary for 2002 represents fees charged by Richard Cartoon, LLC for the services of Richard Cartoon from January 1, 2002 to December 31, 2002. The amount shown for 2001 represents fees charged by Richard Cartoon, LLC for the services of Mr. Cartoon from October 4, 2001 to December 31, 2001.

(5)	Mr. Artime joined Lodgian in December 2001 as vice president and controller. He was appointed executive vice president and chief financial officer in October 2003.

(6)	Ms. Philp joined Lodgian in May 2002 as vice president and treasurer. She was appointed vice president and chief accounting officer in November 2003.

(7)	The amounts represent life insurance premiums we paid on behalf of these employees for life insurance with a death benefit in excess of $50,000.

Option Grants in Last Fiscal Year

          The following table sets forth all individual grants of stock options during the fiscal year ended December 31, 2003, to each of the Named Executive Officers:

	Individual Grants				Potential Realizable
					Value at Assumed
	Number of	Percent of			Annual Rates of Stock
	Securities	Total Options			Price Appreciation for
	Underlying	Granted to	Exercise or		Option Term(4)
	Options	Employees in	Base Price	Expiration
Name	Granted	Fiscal Year	Per Share(3)	Date	5%	10%

W. Thomas Parrington(1)	33,333	21.3%	$9.00	7/15/13	$338,668	$628,123
David E. Hawthorne	—	—	—	—	—	—
Richard Cartoon	—	—	—	—	—	—
Michael W. Amaral(2)	13,333	8.5%	15.21	9/5/13	270,340	466,011
Manuel E. Artime(2)	2,833	1.8%	15.21	9/5/13	57,447	99,027
	7,166	4.6%	15.66	10/13/13	150,561	258,846
Daniel E. Ellis(2)	8,333	5.3%	15.21	9/5/13	168,962	291,257
Linda Borchert Philp(2)	2,500	1.6%	15.21	9/5/13	50,689	87,377

(1)	Mr. Parrington’s options become exercisable in equal installments beginning on the first anniversary of the date of grant and continuing for two years thereafter until fully vested.

(2)	These grants were exercisable immediately for one-third of the grant amount, with the remainder becoming exercisable in equal installments on each of the first and second anniversary of the date of grant.

(3)	The exercise price of the options granted was equal to fair market value of the underlying stock on the date of grant.

(4)	Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on the fair market value per share on the date of grant and assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. These assumptions are mandated by the rules of the Securities and Exchange Commission and are not intended to forecast future appreciation of our stock price. The potential realizable value computation is net of the applicable exercise price, but does not take into account federal or state income tax consequences and other expenses of option exercises or sales of appreciated stock. Actual gains, if any, are dependent upon the timing of such exercises and the future performance of our common stock. There can be no assurance that the rates of appreciation in this table can be achieved. This table does not take into account any appreciation in the price of our common stock to date.

Aggregated Option Exercises in Last Fiscal Year and Year-End Option Values

          The following table sets forth information concerning option exercises and the year-end values of unexercised options, including the aggregate dollar value of in-the-money options, held by the Named Executive Officers as of December 31, 2003.

	Shares		Number of Securities		Value of Unexercised
	Acquired on	Value	Underlying Unexercised		In-the-Money Options
	Exercise	Realized	Options at Fiscal Year-End		at Fiscal Year-End(1)

Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

W. Thomas Parrington	—	—	—	33,333	$—	$225,000
David E. Hawthorne	—	—	—	—	—	—
Richard Cartoon	—	—	—	—	—	—
Michael W. Amaral	—	—	4,444	8,888	2,400	4,800
Manuel E. Artime	—	—	3,333	6,666	725	1,450
Daniel E. Ellis	—	—	2,778	5,555	1,500	3,000
Linda Borchert Philp	—	—	833	1,666	450	900

(1)	Amounts disclosed in this column do not reflect amounts actually received by the Named Executive Officers but are calculated based on the difference between the fair market value on December 31, 2003 and the exercise price of the options. The Named Executive Officers will receive cash only if and when they sell the common stock issued upon exercise of the options, and the amount of cash received by such individuals is dependent on the price of the common stock at the time of such sale. The values are based on the closing price of the common stock on December 31, 2003 of $15.75 per share as reported on the American Stock Exchange, less the exercise price payable upon exercise of such options. The values do not include options that were not in-the-money as of December 31, 2003.

Stock Incentive Plan

          On November 25, 2002, we adopted the Lodgian, Inc. 2002 Stock Incentive Plan which replaced the option plan previously in place. The Stock Incentive Plan was not approved, nor was it required to be approved, by our security holders, because it was approved by the Bankruptcy Court in connection with the Joint Plan of Reorganization. In accordance with the Stock Incentive Plan, awards of shares of common stock may be granted to our directors, officers or other key employees or consultants. Awards may consist of stock options, stock appreciation rights, stock awards, performance share awards, section 162(m) awards or other awards determined by our compensation committee. Stock options granted pursuant to the Stock Incentive Plan cannot be granted at an exercise price which is less than 100% of the fair market value per share on the date of the grant. Vesting, exercisability, payment and other restrictions pertaining to any awards made pursuant to the Stock Incentive Plan are determined by the compensation committee. Under the Stock Incentive Plan, upon the completion of this offering, a number of shares of common stock will be reserved for issuance equal to 2,928,175.

          As of May 31, 2004, options to purchase 153,847 shares of our common stock were outstanding under the Stock Incentive Plan. We also have approved the grant of options to purchase an additional 377,500 shares of common stock to be awarded on the closing date of this offering. Additionally, pursuant to our employment agreement with Mr. Parrington, we have awarded restricted stock units representing the right to receive 68,048 shares of common stock to Mr. Parrington under the Stock Incentive Plan subject to certain vesting requirements. We have not yet issued these shares. The employment agreement further requires that, subject to the approval of our board of directors, we grant to Mr. Parrington options to purchase up to an additional 50,000 shares of common stock, and/or shares of restricted common stock, over the next three years, the number of such shares and vesting of which will be determined based on the achievement of certain company performance objectives. After taking into account the outstanding options, previously exercised options and the options and shares of restricted common stock that we have agreed to grant in the future under the Stock Incentive Plan, as of May 31, 2004 we had 383,000 shares of common stock authorized for issuance under the Stock Incentive Plan, of which 80,664 shares of common stock remained available for issuance.

Employment Agreements

          W. Thomas Parrington is employed by us pursuant to a written employment agreement. Mr. Parrington’s employment agreement has an initial term of three years beginning July 1, 2003 and is automatically renewed for an additional one-year period unless either party provides written notice of termination at least 60 days in advance of the expiration date of the current term. We will pay Mr. Parrington an annual base salary of not less than $650,000. On July 15, 2003, we awarded Mr. Parrington a signing bonus in the form of (1) restricted stock units representing the right to receive up to 66,666 shares of common stock, (2) an option to purchase an additional 33,333 shares of common stock and (3) $100,000 payable in cash in two payments on each of April 1, 2004 and April 1, 2005. The restricted shares and the option each vest as to one-third of the original award on each of July 15, 2004, 2005 and 2006. Subject to the approval of our board of directors, we have also agreed to grant Mr. Parrington additional options to purchase up to 50,000 additional shares of common stock over the next three years, the vesting of which will be determined based on the achievement of certain company performance objectives. In addition, if the company performance goals and certain other conditions are met, Mr. Parrington will have the right to receive restricted shares of common stock in an amount determined by a formula as set forth in his employment agreement and, in that event, an equal number of shares of common stock covered by such option will lapse.

          Mr. Parrington also is eligible for an annual bonus of up to 100% of his base salary, payable 75% in cash and 25% in restricted shares of common stock, to be determined based on the achievement of certain company performance objectives. For 2003 Mr. Parrington received the minimum bonus of $100,000 on April 9, 2004, paid in cash of $75,000 and restricted stock units representing the right to receive 1,382 shares of common stock subject to certain vesting conditions. Following Mr. Parrington’s termination from employment in certain events, such as termination without cause or his resignation for good reason, which includes a change of control of Lodgian (as defined in the employment agreement), his employment agreement provides for our continued payment of his base salary, any unpaid cash signing bonus, medical benefits and eligible annual performance bonus through the expiration of the date of the agreement or two years, whichever is shorter. In addition, Mr. Parrington’s outstanding options and restricted stock awards will be vested in full in the event of such termination of employment. The employment agreement also includes post-employment restrictive covenants not to disclose our confidential information or recruit our employees.

          We have entered into employment agreements with four of our other executive officers and intend to enter into employment agreements with one other executive officer. These employment agreements have an initial term of two years and automatically renew for additional one-year periods unless either party provides written notice of termination at least 180 days in advance of the expiration of the current term. In the event of a termination of employment in certain circumstances, such as termination without cause, resignation for good reason, death or disability, or nonrenewal of the employment agreement, the agreements provide for a lump sum severance payment equal to the greater of (1) the employee’s current base salary for the remainder of the term of the agreement or (2) the employee’s base salary for a period of up to 12 months. In addition, the severance benefit provides for payment of medical insurance premiums, acceleration of unvested options and payment of a pro rated portion of any earned bonus. In the event the employment agreement is not renewed by us within 180 days after a change of control (as defined in the agreements), the employee will be entitled to payment equal to the greater of (1) the employee’s current base salary for the remainder of the term of the agreement or (2) the employee’s base salary for a period of between six and 12 months, payment of medical insurance premiums, acceleration of unvested options, and payment of a pro rated portion of any earned bonus. If we choose not to renew an employment agreement, the employee will be entitled to a lump sum payment equal to up to 50% of annual base salary upon expiration of the agreement, and, in certain circumstances, acceleration of unvested options and payment of medical insurance premiums for up to six months.

Limitation of Liability and Indemnification of Officers and Directors

          Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. We believe that the provisions in our certificate of incorporation and bylaws are necessary to attract and retain qualified persons as directors and officers.

PRINCIPAL STOCKHOLDERS

          The following table sets forth certain information regarding ownership of our common stock and Preferred Stock as of May 31, 2004, by (i) each person known to us to be the beneficial owner of more than 5% of the issued and outstanding common stock or Preferred Stock, (ii) each of the members of the board of directors, (iii) each of the Named Executive Officers in the summary compensation table and (iv) all directors and executive officers as a group. All shares were owned directly with sole voting and investment power unless otherwise indicated.

	Common Stock			Series A Preferred Stock
	Beneficially Owned			Beneficially Owned

			Percentage of
			Class After
			Offering and
		Percentage of	Preferred
	Number of	Class Before	Share	Number of	Percentage of
Name	Shares(1)	Offering(1)	Exchange(1)	Shares(1)	Class(1)

Oaktree Capital Management, LLC(2)	554,916	24.1%	11.5%	1,785,082	32.3%
Third Avenue Management, LLC(3)	439,809	17.0%	1.8%	—	*
BRE/HY Funding LLC(4)	277,875	12.1%	5.4%	789,779	14.3%
Merrill Lynch, Pierce, Fenner & Smith Incorporated(5)	260,611	11.3%	3.6%	473,867	8.6%
Northeast Investors Trust(6)	171,356	7.4%	*	—	*
Michael W. Amaral(7)	7,843	*	*	—	*
Sean F. Armstrong(2)	—	*	*	—	*
Manuel E. Artime(8)	3,333	*	*	—	*
Russel S. Bernard(2)	—	*	*	—	*
Stewart J. Brown(9)	555	*	*	1,347	*
Kenneth A. Caplan(4)	—	*	*	—	*
Daniel E. Ellis(10)	2,795	*	*	—	*
Stephen P. Grathwohl(11)	555	*	*	—	*
Jonathan D. Gray(4)	—	*	*	—	*
Kevin C. McTavish(12)	6,555	*	*	561	*
W. Thomas Parrington(13)	34,999	1.5%	*	—	*
Linda Borchert Philp(14)	833	*	*	—	*
All directors and executive officers as a group (13 persons)(15)	59,440	2.5%	*	1,905	*

*	Less than one percent.

(1)	Ownership percentages are based on 2,304,326 shares of common stock outstanding and 5,531,741 shares of Preferred Stock outstanding, in each case as of June 21, 2004, and 24,531,157 shares of common stock outstanding following the completion of this offering and the Preferred Share Exchange. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person or group who has or shares voting or investment power with respect to such shares and includes any security that such person or persons have or have the right to acquire within 60 days.

(2)	Oaktree Capital Management, LLC filed a Schedule 13D/ A with the Securities and Exchange Commission on June 25, 2003, reporting beneficial ownership of 554,916 shares of common stock and 1,590,275 shares of Preferred Stock. Oaktree now beneficially owns 1,785,082 shares of Preferred Stock following our payment of an in kind dividend on November 21, 2003. The shares of common stock include 526,203 shares owned by OCM Real Estate Opportunities Fund II, L.P. (“OCM Fund II”) and 28,713 shares owned by a third party separate account (the “Account”). The shares of Preferred Stock include (i) 1,495,578 shares owned by OCM Fund II, (ii) 201,657 shares owned by OCM Real Estate Opportunities Fund III, L.P. (“OCM Fund III”), (iii) 6,237 shares owned by OCM Real Estate Opportunities Fund IIIA, L.P. (“OCM Fund IIIA”), and (iv) 81,610 shares owned by the Account. Oaktree is (x) the general partner of OCM Fund II, (y) the managing member of OCM Real Estate Opportunities Fund III GP, LLC, which is the general partner of OCM Fund III and OCM Fund IIIA, and (z) the investment manager for the Account. Accordingly, Oaktree may be deemed to beneficially own the shares of common stock owned by OCM Fund II and the Account, and the shares of Preferred Stock owned by OCM Fund II, OCM Fund III, OCM Fund IIIA and the Account. Oaktree disclaims any such beneficial ownership. To the extent that Russel S. Bernard, a principal of Oaktree, and Sean F. Armstrong, a managing director of Oaktree, participate in the process to vote or to dispose of shares of common stock and Preferred Stock beneficially owned by Oaktree, each may be deemed to be a beneficial owner of such shares of common stock and Preferred Stock. In the Preferred Share Exchange, OCM Fund II will exchange 747,789 shares of Preferred Stock for 1,986,523 shares of common stock, OCM Fund III will exchange 100,829 shares of Preferred Stock for 267,855 shares of common stock, and OCM Fund IIIA will exchange 3,118 shares of Preferred Stock for 8,283 shares of common stock. Messrs. Bernard and Armstrong, each of whom is a director of Lodgian, disclaim any such beneficial ownership. Oaktree’s business address is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(3)	Third Avenue Management, LLC filed a Schedule 13G/A with the Securities and Exchange Commission on January 16, 2004, reporting beneficial ownership of 439,809 shares of common stock, which includes 238,299 shares of common stock issuable upon exercise of outstanding warrants with an exercise price of $54.87 per share and 47,527 shares of common stock issuable upon exercise of outstanding warrants with an exercise price of $76.32 per share. Third Avenue Management’s business address is 767 Third Avenue, New York, New York 10017-2023.

(4)	BRE/HY Funding LLC filed a Schedule 13D with the Securities and Exchange Commission on December 5, 2002, reporting beneficial ownership of 277,875 shares of common stock and 703,590 shares of Preferred Stock. BRE/HY now owns 789,779 shares of Preferred Stock following our payment of an in kind dividend on November 21, 2003. In the Preferred Share Exchange, BRE/HY will exchange 394,889 shares of Preferred Stock for 1,049,034 shares of common stock. BRE/HY’s business address is 345 Park Avenue, 31st Floor, New York, New York 10154. Jonathan D. Gray, a senior managing director of The Blackstone Group L.P., an affiliate of BRE/HY, and Kenneth A. Caplan, a managing director of Blackstone, each may be deemed to be a beneficial owner of securities owned by BRE/HY. Messrs. Gray and Caplan, each of whom is a director of Lodgian, disclaim any such beneficial ownership.

(5)	Merrill Lynch, Pierce, Fenner & Smith Incorporated filed a Schedule 13G/ A with the Securities and Exchange Commission on March 4, 2004, reporting beneficial ownership of 260,611 shares of common stock, which includes 3,571 shares of common stock issuable upon exercise of outstanding warrants with an exercise price of $54.87 per share and 716 shares of common stock issuable upon exercise of outstanding warrants with an exercise price of $76.32 per share. Merrill Lynch filed a Form 4 on June 18, 2003 reporting beneficial ownership of 422,155 shares of Preferred Stock. Merrill Lynch now owns 473,867 shares of Preferred Stock following our payment of an in kind dividend on November 21, 2003. In the Preferred Share Exchange, Merrill Lynch will exchange 236,934 shares of Preferred Stock for 629,422 shares of common stock. Merrill Lynch’s business address is 4 World Financial Center, North Tower, 12th Floor, New York, New York 10080.

(6)	Northeast Investors Trust filed a Schedule 13G with the Securities and Exchange Commission on February 13, 2004, reporting beneficial ownership of 171,356 shares of common stock. Northeast Investors Trust’s business address is 50 Congress Street, Boston, Massachusetts 02109-4096.

(7)	This number includes 13 shares of common stock issuable upon exercise of outstanding warrants with an exercise price of $54.87 per share, 42 shares of common stock issuable upon exercise of outstanding warrants with an exercise price of $76.32 per share and 4,444 shares subject to exercisable options held by Mr. Amaral. This number excludes 8,888 shares subject to options held by Mr. Amaral that are not exercisable within 60 days and 40,000 shares subject to options to be awarded on the closing date of this offering. Mr. Amaral’s business address is c/o Lodgian, Inc., 3445 Peachtree Road, N.E., Suite 700, Atlanta, Georgia 30326.

(8)	This number includes 3,333 shares subject to exercisable options held by Mr. Artime. This number excludes 6,666 shares subject to options held by Mr. Artime that are not exercisable within 60 days and 32,500 shares subject to options to be awarded on the closing date of this offering. Mr. Artime’s business address is c/o Lodgian, Inc., 3445 Peachtree Road, N.E., Suite 700, Atlanta, Georgia 30326.

(9)	This number includes 555 shares of common stock subject to exercisable options held by Mr. Brown. This number excludes 1,111 shares of common stock subject to options held by Mr. Brown that are not exercisable within 60 days. Mr. Brown’s business address is c/o Booz Allen Hamilton, 3190 Fairview Park Drive, Falls Church, Virginia 22042.

(10)	This number includes 4 shares of common stock issuable upon exercise of outstanding warrants with an exercise price of $54.87 per share, 13 shares of common stock issuable upon exercise of outstanding warrants with an exercise price of $76.32 per share and 2,778 shares subject to exercisable options held by Mr. Ellis. This number excludes 5,555 shares subject to options held by Mr. Ellis that are not exercisable within 60 days and 27,500 shares subject to options to be awarded on the closing date of this offering. Mr. Ellis’s business address is c/o Lodgian, Inc., 3445 Peachtree Road, N.E., Suite 700, Atlanta, Georgia 30326.

(11)	This number includes 555 shares subject to exercisable options held by Mr. Grathwohl. This number excludes 1,111 shares subject to options held by Mr. Grathwohl that are not exercisable within 60 days. Mr. Grathwohl’s business address is c/o Burr Street Equities, LLC, 1178 Burr Street, Fairfield, Connecticut 06824.

(12)	This number includes 555 shares of common stock subject to exercisable options held by Mr. McTavish. This number excludes 1,111 shares of common stock subject to options held by Mr. McTavish that are not exercisable within 60 days. Mr. McTavish’s business address is c/o Summit Capital, LLC, 5400 LBJ Freeway, Suite 1470, Dallas, Texas 75240.

(13)	This number includes 22,222 shares of restricted common stock that Mr. Parrington has the right to receive, subject to certain conditions, on July 15, 2004 and 11,111 shares of common stock subject to options held by Mr. Parrington that are exercisable on July 15, 2004. This number excludes 22,222 shares subject to an option that is not exercisable within 60 days and 45,826 shares of restricted common stock that Mr. Parrington has the right to receive, subject to certain conditions, and which are not convertible within 60 days. Mr. Parrington’s business address is c/o Lodgian, Inc., 3445 Peachtree Road, N.E., Suite 700, Atlanta, Georgia 30326.

(14)	This number includes 833 shares subject to exercisable options held by Ms. Philp. This number excludes 1,666 shares subject to options held by Ms. Philp that are not exercisable within 60 days and 15,000 shares subject to options to be awarded on the closing date of this offering. Ms. Philp’s business address is c/o Lodgian, Inc., 3445 Peachtree Road, N.E., Suite 700, Atlanta, Georgia 30326.

(15)	This number includes 17 shares of common stock issuable upon exercise of outstanding warrants with an exercise price of $54.87 per share, 55 shares of common stock issuable upon exercise of outstanding warrants with an exercise price of $76.32 per share, 22,222 shares of restricted common stock issuable upon certain conditions and 25,830 shares of common stock subject to exercisable options.

RELATED PARTY TRANSACTIONS

          Oaktree and Blackstone, representatives of which serve on our board of directors, and/or affiliates own 1,785,082 shares and 789,779 shares, respectively, of Preferred Stock, of which 851,736 shares and

394,889 shares, respectively, will be exchanged for 2,262,661 shares and 1,049,034 shares of common stock in the Preferred Share Exchange. Approximately $26.3 million and $11.1 million of the net proceeds from this offering will be used to redeem the remaining shares of Preferred Stock held by Oaktree and Blackstone, respectively. Oaktree and Blackstone are currently the beneficial owners of 554,916 and 277,875 shares of our common stock, respectively.

          Richard Cartoon, who served as our executive vice president and chief financial officer from October 2001 to October 2003, is a principal in Richard Cartoon, LLC, which we retained in October 2001 to provide Mr. Cartoon’s services as chief financial officer and other restructuring support and services. In addition to Mr. Cartoon’s salary, we paid approximately $28,000 in the first quarter of 2004 and approximately $225,000 in 2003 for support and services provided by Richard Cartoon, LLC. This entity continues to provide restructuring and other support to us.

          Until May 1, 2004, we had a revolving loan agreement with OCM Fund II that allowed us to borrow up to $2 million; however, all of our borrowings under that agreement were repaid in full in December 2003. The interest rate on the loan was 10% per annum, and in 2003 we paid $42,222 in interest to OCM Fund II on our borrowings. This loan was secured by two land parcels, and expired on May 1, 2004. OCM Fund II is a greater than 10% stockholder, and Oaktree is the general partner of OCM Fund II. Russel S. Bernard, a principal of Oaktree, and Sean F. Armstrong, a managing director of Oaktree, are directors of Lodgian.

          Merrill Lynch, which is serving as a joint lead managing underwriter in this offering with Citigroup, is currently the owner of 260,611 shares of our common stock, including warrants to purchase 4,287 shares of our common stock, and 473,867 shares of Preferred Stock. In the Preferred Share Exchange, we have agreed to exchange 629,422 shares of common stock for 236,934 shares of Preferred Stock held by Merrill Lynch and will redeem all of the remaining shares of Preferred Stock held by Merrill Lynch for approximately $6.7 million in cash from the net proceeds of this offering. In November 2002, in connection with our emergence from Chapter 11 bankruptcy, we received exit financing of $302.7 million of senior and mezzanine debt provided by Merrill Lynch Mortgage, an affiliate of Merrill Lynch. As of June 1, 2004, this financing was secured by 53 of our hotels and had an outstanding balance of $290.9 million.

          In addition, we have executed agreements with Merrill Lynch Mortgage to refinance approximately (1) $291 million of our outstanding mortgage debt with Merrill Lynch Mortgage, (2) $56 million of our outstanding mortgage debt with Lehman and (3) $7 million of the outstanding mortgage debt of Macon Hotel Associates, L.L.C., an entity in which we own a 60% interest. On the date of the consummation of this offering, the funding of the $370 million of Refinancing Debt will be completed by Merrill Lynch Mortgage, which is a condition to the completion of this offering and which will result in our payment of fees and prepayment penalties to Merrill Lynch Mortgage.

          Our Policy on Business Ethics addresses any conflicts of interests on the part of any employees that might cast doubt on an employee’s ability to act objectively when representing us. In addition to setting guidelines, the Policy on Business Ethics provides that each potential conflict of interest will be reviewed and the final decision as to the existence of a conflict made by our chief executive officer. Further, all related party transactions involving our directors or executive officers are reviewed by the audit committee, in accordance with the corporate governance rules of the American Stock Exchange.

DESCRIPTION OF CAPITAL STOCK

          Our certificate of incorporation authorizes the issuance of up to 60,000,000 shares of common stock, $.01 par value per share, and 10,000,000 shares of preferred stock, $.01 par value per share, of which 7,100,000 shares have been designated Series A Preferred Stock. As of June 21, 2004, 2,304,326 shares of common stock and 5,531,741 shares of Preferred Stock are outstanding. In addition,

28,200 shares of common stock and 79,278 shares of Preferred Stock are held in the disputed claims reserve pending final resolution of Chapter 11 claims.

Common Stock

          Holders of record of common stock are entitled to one vote per share on all matters upon which stockholders have the right to vote. The rights attached to the shares of common stock do not provide for cumulative voting rights or preemptive rights. Therefore, holders of more than 50% of the shares of common stock are able to elect all our directors eligible for election each year. All issued and outstanding shares of our common stock are, and the common stock to be sold in this offering, when issued and paid for, will be, validly issued, fully paid and non-assessable. Subject to the rights of any holders of outstanding preferred stock, holders of our common stock are entitled to such dividends as may be declared from time to time by our board of directors out of funds legally available for that purpose. Upon dissolution, holders of our common stock are entitled to share pro rata in our assets remaining after payment in full of all of our liabilities and obligations, including payment of the liquidation preference, if any, on any preferred stock then outstanding. There are no redemption or sinking fund provisions applicable to the common stock.

          On April 27, 2004, our Board of Directors authorized a reverse stock split of our common stock in a ratio of one-for-three (1:3). The reverse split affected all of our issued and outstanding common shares, warrants and stock options. The record date for the reverse split was April 29, 2004 and our new common stock began trading under the split adjustment on April 30, 2004.

          Fractional shares which resulted from the reverse stock split are payable in cash. Each holder of a fractional share of common stock after the effective date of the reverse split has been or will be paid cash equal to the product of (i) the average of the closing prices of the common stock for the last ten trading days prior to April 30, 2004, multiplied by (ii) the fraction of a share of common stock held by such holder.

Preferred Stock

          We have designated 7,100,000 shares of our authorized preferred stock, par value of $0.01 per share, as Series A Preferred Stock. This class of preferred stock accumulates dividends at the rate of 12.25% per year on the liquidation value of the Preferred Stock (initially $25.00 per share). Dividends are cumulative and compounded annually. We pay accrued and unpaid dividends on November 21 of each year. On the first dividend payment date, November 21, 2003, we were required to pay the accrued dividends in kind by the issuance of additional shares of Preferred Stock. If the Preferred Stock is then outstanding, on each of the two succeeding dividend payment dates, our board of directors may elect whether to pay the accrued and unpaid dividends in kind by the issuance of additional shares of Preferred Stock or in cash, to the extent permitted by law. If the Preferred Stock is then outstanding, following the third dividend payment date, we will pay accrued and unpaid dividends in cash, to the extent permitted by law. If we do not have sufficient funds to pay the accrued and unpaid dividends in cash on the dividend payment date, we will continue to accrue and accumulate the unpaid dividends. On November 21, 2003, our first dividend payment date, we issued 594,299 shares of Preferred Stock as dividends and cash of approximately $18,500 in lieu of fractional shares.

          At any time prior to November 21, 2012, we may, at our option upon 30 days prior written notice, redeem for cash the Preferred Stock, in whole or in part. On November 21, 2012, we are required to redeem for cash all shares of Preferred Stock then outstanding. If we redeem the Preferred Stock prior to November 21, 2004, the redemption price will be 104% of the liquidation value per share of the Preferred Stock ($25.00 per share plus accrued dividends). The redemption price is reduced by 1% for each succeeding twelve-month period through November 20, 2007, after which the Preferred Stock is redeemable for the liquidation value.

          The holders of the Preferred Stock are also entitled to approve, by majority vote, certain of our corporate actions, including increasing the number of authorized shares of capital stock, amendment of our certificate of incorporation or bylaws or entering into a share exchange, reorganization, recapitalization or similar transaction that affects the Preferred Stock or a consolidation, merger, sale of assets or other change of control transaction in which we are not the surviving corporation.

          We have agreed to exchange shares of our common stock, at the public offering price per share of common stock in this offering, for certain shares of our Preferred Stock held by Oaktree, Blackstone and Merrill Lynch in the Preferred Share Exchange immediately following this offering. The shares of Preferred Stock will be valued at 104% of the sum of their liquidation value plus accrued and unpaid dividends (which is equivalent to the price that would be paid if these shares of Preferred Stock were redeemed on the exchange date). We have agreed to exchange 3,941,117 shares of our common stock for 1,483,559 shares of Preferred Stock, 851,736 of which are held by Oaktree, 394,889 of which are held by Blackstone and 236,934 of which are held by Merrill Lynch. Representatives of Oaktree and Blackstone serve on our board of directors, and Merrill Lynch is serving as a joint lead managing underwriter for this offering. In the Preferred Share Exchange, Oaktree, Blackstone and Merrill Lynch will receive approximately 2,262,661, 1,049,034 and 629,422 shares of our common stock, respectively, and each has agreed to hold all such shares until December 22, 2004, and at least half of such shares until March 22, 2005. We have agreed to register the resale of such shares with the Securities and Exchange Commission. We intend to use approximately $116.2 million from the net proceeds of this offering to redeem all shares of our Series A Preferred Stock not being exchanged for common stock in the Preferred Share Exchange. This amount includes $44.1 million of the net proceeds from this offering to redeem the remaining 933,346 shares of Preferred Stock held by Oaktree, 394,890 shares of Preferred Stock held by Blackstone and 236,933 shares of Preferred Stock held by Merrill Lynch.

          We intend to use a portion of the net proceeds of this offering to redeem all of our Preferred Stock not being exchanged for common stock in the Preferred Share Exchange. From and after the redemption date, we intend to substitute for the shares of Preferred Stock held in the disputed claims reserve an amount of cash equal to the liquidation preference of those shares, plus accrued dividends and a 4% prepayment premium.

Warrants

          Pursuant to the Joint Plan of Reorganization, we issued Class A warrants to purchase an aggregate of 503,546 shares of our common stock, at an exercise price of $54.87 per share, and Class B warrants to purchase an aggregate of 343,122 shares of our common stock, at an exercise price of $76.32 per share, to holders of our old equity and CRESTS. The Class A warrants are exercisable through November 25, 2007, and the Class B warrants are exercisable through November 25, 2009. The number of shares of common stock for which the Class A and Class B warrants are exercisable and the exercise price are subject to adjustment upon the payment of dividends of common stock to all holders of common stock, stock splits or reverse splits, upon certain other distributions or securities issuances to all holders of common stock, or upon certain issuances of common stock, or securities convertible into or exercisable for common stock, at a price per share of less than 90% of the current market price of the common stock, as well as upon a reorganization, reclassification, merger, consolidation or disposition of assets. We entered into Warrant Agreements with Wachovia Bank, N.A., dated as of November 25, 2002, in which Wachovia Bank agreed to act as Warrant Agent for the issuance, transfer and exercise of Class A and Class B warrants.

Stock Options

          On November 25, 2002, we adopted a new Stock Incentive Plan which replaced the option plan previously in place. The Stock Incentive Plan was not approved, nor was it required to be approved, by our security holders, because it was approved by the Bankruptcy Court in connection with the Joint Plan of Reorganization. In accordance with the Stock Incentive Plan, awards to acquire shares of common stock may be granted to our non-employee directors, officers or other key employees or consultants. Awards may consist of stock options, stock appreciation rights, stock awards, performance share awards, section 162(m)

awards or other awards determined by our compensation committee. Stock options granted pursuant to the Stock Incentive Plan cannot be granted at an exercise price which is less than 100% of the fair market value per share on the date of the grant. Vesting, exercisability, payment and other restrictions pertaining to any awards made pursuant to the Stock Incentive Plan are determined by the compensation committee. Under the Stock Incentive Plan, upon the completion of this offering, a number of shares of common stock will be reserved for issuance equal to 2,928,175. As of May 31, 2004, options to purchase 153,847 shares of our common stock were outstanding under the Stock Incentive Plan. We also have approved the grant of options to purchase an additional 377,500 shares of common stock to be awarded on the closing date of this offering. In addition, pursuant to our employment agreement with Mr. Parrington, we have awarded restricted stock units representing the right to receive 68,048 shares of restricted common stock to Mr. Parrington under the Stock Incentive Plan subject to certain vesting requirements. The employment agreement further requires that, subject to the approval of our board of directors, we grant to Mr. Parrington options to purchase up to an additional 50,000 shares of common stock, or an equivalent number of shares of restricted common stock, over the next three years, the number of such shares and vesting of which will be determined based on the achievement of certain company performance objectives. After taking into account the outstanding options, previously exercised options and the options and shares of restricted common stock that we have agreed to grant in the future under the Stock Incentive Plan, as of May 31, 2004 we had 383,000 shares of common stock authorized for issuance under the Stock Incentive Plan, of which 80,664 shares of common stock remained available for issuance.

Anti-Takeover Provisions of our Certificate of Incorporation and Bylaws

          Our board of directors, without stockholder approval, has the authority under our certificate of incorporation to issue preferred stock with rights superior to the rights of holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control of Lodgian or make removal of our management more difficult.

          Under Delaware law, all stockholder actions must be effected at a properly called annual or special meeting or by written consent; however, our bylaws provide that stockholder action may not be effected by written consent. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board.

          These provisions of our bylaws are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. Such provisions are designed to reduce vulnerability to an unsolicited acquisition proposal and, accordingly, could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions may also have the effect of preventing changes in our management.

Limitations on Liability and Indemnification of Officers and Directors

          Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. We believe that the provisions in our certificate of incorporation and bylaws are necessary to attract and retain qualified persons as directors and officers.

Listing

          Our common stock and Preferred Stock are listed on the American Stock Exchange under the symbols “LGN” and “LGN.pr,” respectively.

Transfer Agent and Registrar

          Wachovia Corporation is the transfer agent and registrar for our common stock. Their address is 1525 West W.T. Harris Blvd., Charlotte, North Carolina 28288 and their telephone number is (800) 829-8432.

SHARES ELIGIBLE FOR FUTURE SALE

          Upon completion of this offering and the Preferred Share Exchange, we will have outstanding an aggregate of 24,531,157 shares of common stock. Subject to the lock-up agreements described below, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, unless these shares are held by our affiliates (within the meaning of Rule 144 under the Securities Act). Shares held by affiliates may generally only be sold in compliance with the limitations of Rule 144 of the Securities Act.

Lock-Up Agreements

          We, and each of our directors, executive officers and certain of our other stockholders, who in the aggregate will hold 4,614,982 shares of common stock immediately after this offering and the Preferred Share Exchange, have agreed, subject to limited exceptions, that until December 15, 2004 or, in the case of shares of common stock issued in the Preferred Share Exchange, until December 22, 2004 as to all such shares and until March 22, 2005 as to at least half of such shares, they will not without the prior written consent of Merrill Lynch and Citigroup Global Markets Inc. (“Citigroup”):

•	Directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any shares of common stock or any securities exercisable or exchangeable for or convertible into shares of common stock; or

•	Enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock, whether any such swap or other arrangement is to be settled by the delivery of common stock or other securities, in cash or otherwise.

          This agreement does not extend to bona fide gifts to immediate family members of such persons who agree to be bound by such restrictions, or to limited partners or stockholders, who agree to be bound by such restrictions. During the lock-up period, we may grant options and issue common stock under our Stock Incentive Plan and issue common stock upon exercise of our outstanding warrants.

          Merrill Lynch and Citigroup will take into account various factors, including the number of shares requested to be sold, the anticipated manner and timing of sale, the potential impact of the sale on the market for the common stock, and market conditions generally, in determining whether to consent to a transaction prohibited by these restrictions.

          Merrill Lynch has agreed, subject to limited exceptions, to transfer restrictions on 890,033 shares of common stock that are substantially identical to those described above for our other stockholders subject to lock-up agreements.

Registration Rights

          Three stockholders who beneficially own approximately 1,272,600 shares of our common stock are parties to a registration rights agreement with us that provides for mandatory and supplemental registration rights for such stockholders’ shares until they can be sold without restriction under Rule 144(k) under the Securities Act of 1933. We have filed a resale registration statement with respect to those shares. That registration statement is not yet effective, but may be declared effective promptly. In addition, we have agreed to enter into a registration rights agreement to register the 3,941,117 shares of common stock that will be issued in the Preferred Share Exchange. Stockholders who are parties to these registration rights agreements, beneficially owning approximately 5,445,615 shares of common stock, are also parties to lock-up agreements in connection with this offering, as described above under “— Lock-Up Agreements.” However, upon the expiration of these lock-up agreements, the holders of shares of common stock with registration rights may, upon effectiveness of our resale registration statement, sell those shares in the public market. Sales of substantial amounts of common stock or the perception that those sales could occur may adversely affect the market price for our common stock.

Rule 144

          In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 245,000 shares immediately after this offering and the Preferred Share Exchange; or

•	The average weekly trading volume of our common stock on the American Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 concerning that sale.

          Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about our company.

Rule 144(k)

          Under Rule 144(k) as currently in effect, a person who has not been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, Rule 144(k) shares may be sold immediately upon the completion of this offering.

Stock Options

          Shortly after this offering, we intend to file a registration statement on Form S-8 covering the shares of common stock reserved for issuance under our Stock Incentive Plan. This registration statement will become effective automatically upon filing. Shares issued under our Stock Incentive Plan, after the filing of a registration statement on Form S-8, may be sold in the open market, subject, in the case of certain holders, to the Rule 144 limitations applicable to affiliates, the above-referenced lock-up agreements and vesting restrictions imposed by us.

UNDERWRITING

          We intend to offer the shares of common stock being sold in this offering through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. are acting as joint lead managing underwriters of the underwriters named below. Subject to the terms and conditions described in a purchase agreement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated	6,400,001
Citigroup Global Markets Inc.	6,400,000
Banc of America Securities LLC	1,828,571
Legg Mason Wood Walker, Incorporated	1,828,571
Raymond James & Associates, Inc.	1,828,571

Total	18,285,714

          The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

          We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

          The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

          The lead managing underwriters have advised us that the underwriters initially propose to offer the shares to the public at the offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $.36 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After this offering, the public offering price, concession and discount may be changed.

          The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option

Public offering price	$10.50	$191,999,997	$220,799,996
Underwriting discount	$.6563	$12,000,914	$13,801,052
Proceeds, before expenses, to Lodgian	$9.8437	$179,999,083	$206,998,944

          Merrill Lynch and Citigroup, our joint lead managing underwriters, will receive financial advisory fees in an aggregate amount equal to 0.75% of the gross proceeds of our common stock offering, or approximately $1,440,000 million. The expenses of this offering, not including the underwriting discount and advisory fees, are estimated at approximately $1,595,000 and are payable by us.

Overallotment Option

          We have granted an option to the underwriters to purchase up to 2,742,857 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments.

          If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

          We, and each of our directors, executive officers and certain of our other stockholders, who in the aggregate will hold 4,614,982 shares of common stock immediately after this offering and the Preferred Share Exchange, have agreed, subject to limited exceptions, that until December 15, 2004 or, in the case of shares of common stock issued in the Preferred Share Exchange, until December 22, 2004 as to all such shares and until March 22, 2005 as to at least half of such shares they will not, without the prior written consent of Merrill Lynch and Citigroup:

•	Directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any shares of common stock or any securities exercisable or exchangeable for or convertible into shares of common stock; or

•	Enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock, whether any such swap or other arrangement is to be settled by the delivery of common stock or other securities, in cash or otherwise.

          This agreement does not extend to bona fide gifts to immediate family members of such persons who agree to be bound by such restrictions, or to limited partners or stockholders, who agree to be bound by such restrictions. During the lock-up period, we may grant options and issue common stock under our Stock Incentive Plan and issue common stock upon exercise of our outstanding warrants.

          Merrill Lynch and Citigroup will take into account various factors, including the number of shares requested to be sold, the anticipated manner and timing of sale, the potential impact of the sale on the market for the common stock, and market conditions generally, in determining whether to consent to a transaction prohibited by these restrictions.

          Merrill Lynch has agreed, subject to limited exceptions, that it will hold all of its shares of common stock until December 15, 2004, except that in the case of shares of common stock received in the Preferred Share Exchange, it will hold all such shares until December 22, 2004 and at least half of such shares until March 22, 2005, on terms substantially identical to those described above for our other stockholders subject to lock-up agreements.

American Stock Exchange Listing

          The shares are listed on the American Stock Exchange under the symbol “LGN.”

          The public offering price has been determined through negotiations between us and the lead managing underwriters. In addition to prevailing market conditions and our then existing stock price, the factors considered in determining the public offering price were:

•	the valuation multiples and dividend yields of publicly traded companies that the lead managing underwriters believe to be comparable to us;

•	our historical financial information and prospects for, and timing of, improved financial performance;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

          An active trading market for the shares may not develop or, if one develops, may not be liquid or maintained. It is also possible that after the offering, the shares of our common stock will not trade in the public market at or above the public offering price.

          The underwriters do not expect to sell more than 5% of the shares of common stock in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions

          Until the distribution of the shares is completed, rules of the Securities and Exchange Commission may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the lead managing underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

          If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the lead managing underwriters may reduce that short position by purchasing shares in the open market. “Covered” short sales are sales made in an amount up to the number of shares represented by the underwriters’ overallotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. Transactions to close out the covered syndicate short position involve either purchases of our common stock in the open market after the distribution has been completed or the exercise of the overallotment option. The underwriters may also make “naked” short sales of shares in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of shares in the open market after pricing that could adversely affect investors who purchase in our common stock offering. The lead managing underwriters may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

          The lead managing underwriters may also impose a penalty bid on underwriters and selling group members. This means that if the lead managing underwriters purchase shares in the open market to reduce the underwriters’ short position or to stabilize the price of those shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

          Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the lead managing underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Prospectus

          A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The lead managing underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on the web sites maintained by any of the underwriters, or selling group members, is not part of this prospectus.

          In connection with this offering, certain of the underwriters or securities dealers may distribute this prospectus electronically.

NASD Regulations

          Under the Conduct Rules of the NASD, Inc., when an NASD member that is an “affiliate” of the issuer, as defined in Rule 2720, participates as an underwriter in a public offering, Rule 2720 can require that the public offering price may be no higher than that recommended by a “qualified independent underwriter,” as defined by the NASD. Accordingly, we have retained Citigroup to act as a qualified independent underwriter. In such role, Citigroup has performed a due diligence investigation of us and participated in the preparation of this prospectus and the registration statement. The public offering price of the shares of common stock is not higher than the price recommended by Citigroup. We have agreed to indemnify Citigroup against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

Other Relationships

          Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. Merrill Lynch, which is serving as a joint lead managing underwriter for this offering, and its affiliates will receive benefits from this offering in addition to the underwriting discounts and advisory fee. Merrill Lynch is the owner of 260,611 shares of our common stock, including warrants to purchase 4,287 shares of our common stock, and 473,867 shares of Preferred Stock. In the Preferred Share Exchange, we have agreed to exchange 629,422 shares of common stock for 236,934 shares of Preferred Stock held by Merrill Lynch. Approximately $6.7 million (estimated as of July 26, 2004) of the net proceeds from this offering will be used to redeem the remaining shares of Preferred Stock held by Merrill Lynch and/or its affiliates. In addition, in November 2002, in connection with our emergence from Chapter 11 bankruptcy, we received exit financing of $309.0 million, of which $224.0 million of senior debt and $78.7 million of mezzanine debt was provided by Merrill Lynch Mortgage, an affiliate of Merrill Lynch. As of June 1, 2004, this financing is secured by 53 of our hotels and had an outstanding balance of $290.9 million. In March 2003, pursuant to the terms of the debt agreements, the senior and mezzanine debt amounts were resized to $218.1 million and

$84.1 million, respectively. In addition, we have executed agreements with Merrill Lynch Mortgage to refinance a substantial portion of our outstanding mortgage debt. On the date of the consummation of this offering, the funding of the Refinancing Debt by Merrill Lynch Mortgage will be completed, which is a condition to the completion of this offering and which will result in the payment of fees and prepayment penalties to Merrill Lynch Mortgage.

LEGAL MATTERS

          The validity of the shares of the common stock will be passed upon for us by Morris, Manning & Martin, LLP, Atlanta, Georgia. Sidley Austin Brown & Wood LLP, New York, New York, will act as counsel to the underwriters.

EXPERTS

          The consolidated financial statements for the year ended December 31, 2003 and the period from November 23, 2002 to December 31, 2002 (successor company operations), and the period from January 1, 2002 to November 22, 2002 and the year ended December 31, 2001 (predecessor company operations), included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing in the registration statement of which this prospectus is a part (which expresses an unqualified opinion and includes an explanatory paragraph relating to the successor company’s change in its method of accounting for discontinued operations to conform with Statement of Financial Accounting Standards No. 144 and to the successor company’s adoption of the provisions of Statement of Financial Accounting Standards No. 150), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

          We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933, and the rules and regulations promulgated thereunder, with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits thereto. Statements contained in this prospectus as to the contents of any contract or other document that is filed as an exhibit to the registration statement are not necessarily complete and each such statement is qualified in all respects by reference to the full text of such contract or document.

          You may read and copy all or any portion of the registration statement and the exhibits at the Securities and Exchange Commission’s public reference room at 450 Fifth Street N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplication fee, by writing to the Securities and Exchange Commission. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Securities and Exchange Commission’s public reference rooms. In addition, the Securities and Exchange Commission maintains a website on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

          We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file periodic reports, proxy and information statements and other information with the Securities and Exchange Commission. These periodic reports, proxy, and information statements and other information are not incorporated herein by reference but are available on the company’s web site, www.lodgian.com, and are available for inspection and copying at the public reference facilities and Securities and Exchange Commission’s website referred to above.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2003 and 2002	F-3
Consolidated Statements of Operations for the Successor year ended December 31, 2003, the Successor period November 23, 2002 to December 31, 2002, the Predecessor periods January 1, 2002 to November 22, 2002 and the year ended December 31, 2001
F-4
Consolidated Statements of Stockholders’ Equity (Deficit) for the Successor year ended December 31, 2003, the Successor period November 23, 2002 to December 31, 2002, the Predecessor periods January 1, 2002 to November 22, 2002 and the year ended December 31, 2001
F-5
Consolidated Statements of Cash Flows for the Successor year ended December 31, 2003, the Successor period November 23, 2002 to December 31, 2002, the Predecessor periods January 1, 2002 to November 22, 2002 and the year ended December 31, 2001
F-6
Notes to the Consolidated Financial Statements	F-7

All schedules are inapplicable, or have been disclosed in the Notes to Consolidated Financial Statements and, therefore, have been omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Lodgian, Inc.

We have audited the accompanying consolidated balance sheets of Lodgian, Inc. (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2003 and December 31, 2002, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the year ended December 31, 2003 and the periods from November 23, 2002 to December 31, 2002 (Successor Company operations), and from January 1, 2002 to November 22, 2002 and the year ended December 31, 2001 (Predecessor Company operations). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, on November 5, 2002, the Bankruptcy Court entered an order confirming the plan of reorganization which became effective after the close of business on November 25, 2002. Accordingly, the accompanying financial statements have been prepared in conformity with AICPA Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code,” for the Successor Company as a new entity with assets, liabilities, and a capital structure having carrying values not comparable with prior periods as described in Note 4.

In our opinion, such Successor Company consolidated financial statements present fairly, in all material respects, the financial position of Lodgian, Inc. and subsidiaries as of December 31, 2003 and December 31, 2002, and the results of their operations and their cash flows for the year ended December 31, 2003, and the period from November 23, 2002 to December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the Predecessor Company consolidated financial statements referred to above present fairly, in all material respects, the Predecessor Company’s results of operations and cash flows for the period January 1, 2002 to November 22, 2002, and for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, in 2002, the Company changed its method of accounting for discontinued operations to conform to Statement of Financial Accounting Standards No. 144. As discussed in Note 12 to the consolidated financial statements, effective July 1, 2003, the Company adopted the provisions of Statement of Financial Accounting Standards, No. 150.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia

March 5, 2004
(May 10, 2004 as to Note 22)

LODGIAN, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2003	December 31, 2002

	(In thousands, except per share data)
ASSETS
Current assets:
Cash and cash equivalents	$10,897	$10,875
Cash, restricted	7,084	19,384
Accounts receivable (net of allowances: 2003 — $689; 2002 — $1,594)	8,169	10,681
Inventories	5,609	7,197
Prepaid expenses and other current assets	17,068	15,118
Assets held for sale	68,567	—

Total current assets	117,394	63,255
Property and equipment, net	563,818	664,565
Deposits for capital expenditures	15,782	22,349
Other assets	12,180	11,995

	$709,174	$762,164

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities not subject to compromise
Current liabilities:
Accounts payable	$7,131	$12,380
Other accrued liabilities	31,432	41,297
Advance deposits	1,882	1,786
Current portion of long-term debt	16,563	14,550
Liabilities related to assets held for sale	57,948	—

Total current liabilities	114,956	70,013
Long-term debt:
12.25% Cumulative preferred shares subject to mandatory redemption	142,177	—
Long-term debt — other	409,115	389,752

Total long-term debt	551,292	389,752
Liabilities subject to compromise	—	93,816

Total liabilities	666,248	553,581
Minority interests	2,320	3,616
Commitments and contingencies
12.25% Cumulative preferred shares subject to mandatory redemption	—	126,510
Stockholders’ equity:
Common stock, $.01 par value, 30,000,000 shares authorized; 2,333,591 and 2,333,333 issued and outstanding at December 31, 2003 and December 31, 2002, respectively	23	23
Additional paid-in capital	89,874	89,270
Unearned stock compensation	(508)	—
Accumulated deficit	(50,107)	(10,836)
Accumulated other comprehensive income	1,324	—

Total stockholders’ equity	40,606	78,457

	$709,174	$762,164

See notes to consolidated financial statements.

LODGIAN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Successor		Predecessor

		November 23, 2002 to	January 1, 2002 to
	2003	December 31, 2002	November 22, 2002	2001

	(In thousands, except per share data)
Revenues:
Rooms	$229,519	$16,902	$220,898	$257,100
Food and beverage	70,791	7,415	66,709	79,554
Other	11,104	989	11,660	14,418

	311,414	25,306	299,267	351,072

Operating expenses:
Direct:
Rooms	65,814	6,246	59,378	69,257
Food and beverage	48,686	5,447	46,822	55,459
Other	7,970	880	7,836	8,540

	122,470	12,573	114,036	133,256

	188,944	12,733	185,231	217,816

General, administrative and other	137,888	13,982	118,212	154,320
Depreciation and amortization	29,761	3,113	40,523	46,065
Impairment of long-lived assets	12,667	—	—	20,503

Other operating expenses	180,316	17,095	158,735	220,888

	8,628	(4,362)	26,496	(3,072)
Other income (expenses):
Interest income and other	807	14	4,940	709
Interest expense:
Preferred stock dividend	(8,092)	—	—	—
Interest expense (contractual interest: $29.8 million, $3.0 million, $53.5 million and $76.1 million for the Successor periods ended December 31, 2003 and December 31, 2002, the Predecessor periods ended November 22, 2002 and the year ended December 31, 2001, respectively)	(28,581)	(2,512)	(25,761)	(71,817)
Gain on asset dispositions	445	—	—	23,975

(Loss) income before income taxes, reorganization items and minority interests	(26,793)	(6,860)	5,675	(50,205)
Reorganization items	(1,397)	—	11,038	(21,672)

(Loss) income before income taxes and minority interest	(28,190)	(6,860)	16,713	(71,877)
Minority interests:
Preferred redeemable securities (contractual interest: $12.7 million and $13.2 million for the Predecessor periods ended November 22, 2002 and the year ended December 31, 2001)	—	—	—	(12,869)
Other	1,294	147	126	38

(Loss) income before income taxes — continuing operations	(26,896)	(6,713)	16,839	(84,708)
(Provision) benefit for income taxes — continuing operations	(178)	(32)	160	(2,829)

(Loss) income — continuing operations	(27,074)	(6,745)	16,999	(87,537)

Discontinued operations:
Loss from discontinued operations before income taxes	(4,603)	(2,581)	(5,833)	(55,227)
Income tax benefit	—	—	1,200	—

Loss from discontinued operations	(4,603)	(2,581)	(4,633)	(55,227)

Net (loss) income	(31,677)	(9,326)	12,366	(142,764)
Preferred stock dividend	(7,594)	(1,510)	—	—

Net (loss) income attributable to common stock	$(39,271)	$(10,836)	$12,366	$(142,764)

Basic and diluted loss per common share:
Net (loss) income attributable to common stock	$(16.83)	$(4.65)	$0.43	$(5.04)

Upon emergence from Chapter 11, the Company adopted fresh start reporting. As a result, all assets and liabilities were restated to reflect their fair values. The consolidated financial statements of the new reporting entity (the “Successor”) are not comparable to the reporting entity prior to the Company’s emergence from Chapter 11 (the “Predecessor”).

See notes to consolidated financial statements.

LODGIAN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

For the Year Ended December 31, 2001, the period January 1, 2002 to November 22, 2002, the period November 23, 2002 to December 31, 2002 and the year ended December 31, 2003

						Accumulated	Total
	Common Stock		Additional	Unearned		Other	Stockholders’
			Paid-In	Stock	Accumulated	Comprehensive	Equity
	Shares	Amount	Capital	Compensation	Deficit	Loss (net of tax)	(Deficit)

	(In thousands, except share data)
Predecessor Company:
Balance at December 31, 2000	28,290,424	$282	$263,320	$—	$(125,542)	$(1,180)	$136,880
401(k) Plan contribution	189,413	2		—			2
Net loss	—	—	—	—	(142,764)	—	(142,764)
Currency translation adjustments, net of tax	—	—	—	—	—	(799)	(799)

Comprehensive loss							(143,563)

Balance at December 31, 2001	28,479,837	284	263,320	—	(268,306)	(1,979)	(6,681)
Net income through November 22, 2002	—	—		—	12,366		12,366
Currency translation adjustments, net of tax	—		—	—		101	101

Comprehensive loss	—	—	—				12,467

Balance at November 22, 2002	28,479,837	284	263,320	—	(255,940)	(1,878)	5,786
Reorganization adjustments	(28,479,837)	(284)	(263,320)	—	255,940	1,878	(5,786)

Balance November 22, 2002	—	—	—	—	—	—	—

Successor Company:
Distribution of new common shares	2,333,333	23	81,233	—	—	—	81,256
Distribution of A warrants, 503,546	—	—	4,774	—			4,774
Distribution of B warrants, 343,122	—	—	3,263	—			3,263
Net loss — November 22 to December 31, 2002	—	—	—	—	(9,326)		(9,326)
Currency translation adjustments, net of tax	—	—	—	—	—	—	—

Comprehensive loss							(9,326)
Preferred dividends accrued (not declared)					(1,510)		(1,510)

Balance December 31, 2002	2,333,333	$23	$89,270	$—	$(10,836)	$—	$78,457
Issuance of restricted stock	—	—	600	(600)	—	—	—
Amortization of unearned stock compensation	—	—	—	92	—	—	92
Exercise of stock options	258	—	4	—	—	—	4
Comprehensive loss:
Net loss	—	—	—	—	(31,677)	—	(31,677)
Currency translation adjustments (related taxes estimated at nil)	—	—	—	—	—	1,324	1,324

Total comprehensive loss	—	—	—		—	—	(30,353)
Preferred dividends*	—	—	—	—	(7,594)	—	(7,594)

Balance December 31, 2003	2,333,591	$23	$89,874	$(508)	$(50,107)	$1,324	$40,606

*Represent dividends accrued for the period January 1, 2003 to June 30, 2003. Pursuant to Statement of Financial Accounting Standard No. 150, dividends accrued for the period July 1, 2003 to December 31, 2003 are reflected in interest expense.

Upon emergence from Chapter 11, the Company adopted fresh start reporting. As a result, all assets and liabilities were restated to reflect their fair values. The consolidated financial statements of the new reporting entity (the “Successor”) are not comparable to the reporting entity prior to the Company’s emergence from Chapter 11 (the “Predecessor”).

See notes to consolidated financial statements.

LODGIAN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor		Predecessor

		November 23, 2002 to	January 1, 2002 to
	2003	December 31, 2002	November 22, 2002	2001

	(In thousands)
Operating activities:
Net (loss) income	$(31,677)	$(9,326)	$12,366	$(142,764)
Add: loss from discontinued operations	4,603	2,581	4,633	55,227

(Loss) income — continuing operations	(27,074)	(6,745)	16,999	(87,537)
Adjustments to reconcile (loss) income from continuing operations to net cash provided by (used in ) operating activities:
Depreciation and amortization	29,761	3,113	40,523	46,065
Impairment of long-lived assets	12,667	—	193,202	20,503
Gain on extinguishment of debt	—	—	(226,929)	—
Fresh start adjustments — other	—	—	(3,426)	—
Amortization of unearned stock compensation	92	—	—	—
Preferred stock dividends	8,092	—	—	—
Minority interests	(1,296)	(147)	(126)	12,831
Gain on asset dispositions	(445)	—	—	(23,975)
Write-off and amortization of deferred financing costs	3,884	167	56	25,972
Other	139	(276)	429	542
Changes in operating assets and liabilities:
Accounts receivable, net of allowances	554	3,195	(1,708)	7,029
Inventories	(241)	105	(187)	497
Prepaid expenses, other assets and restricted cash	8,908	14,236	(38,752)	(1,607)
Accounts payable	(3,775)	(1,842)	4,718	978
Other accrued liabilities	(1,484)	(10,727)	12,058	(3,170)
Related party balances	4,556	(1,493)	(2,421)	5,974
Advance deposits	440	(187)	191	(95)

Net cash provided by (used in) operating activities of continuing operations	34,778	(601)	(5,373)	4,007

Net cash (used in) provided by operating activities of discontinued operations	(166)	17	(259)	(1,440)

Investing activities:
Capital improvements	(30,756)	(4,329)	(19,014)	(23,360)
Proceeds from sale of assets, net of related selling costs	802	—	—	67,910
Withdrawals (deposits) for capital expenditures	7,219	(7,651)	1,501	(1,221)
Other	(192)	(1,010)	(90)	—

Net cash (used in) provided by investing activities	(22,927)	(12,990)	(17,603)	43,329

Financing activities:
Proceeds from issuance of long-term debt	80,000	—	309,098	—
Proceeds from working capital revolver	2,000	—	—	21,000
Proceeds from issuance of common stock	114	—	—	—
Principal payments on long-term debt	(87,059)	(1,221)	(266,601)	(58,293)
Principal payments on working capital revolver	(2,000)			(15,000)
Payments of deferred loan costs	(4,839)	—	(7,599)	(598)

Net cash (used in) provided by financing activities	(11,784)	(1,221)	34,898	(52,891)

Effect of exchange rate changes on cash	121	—	—	—

Net increase (decrease) in cash and cash equivalents	22	(14,795)	11,663	(6,995)
Cash and cash equivalents at beginning of period	10,875	25,670	14,007	21,002

	$10,897	$10,875	$25,670	$14,007

Supplemental cash flow information:
Cash paid during the period for:
Interest, net of the amounts capitalized shown below	$28,660	$1,589	$31,132	$73,131
Interest capitalized	1,181	149	365	861
Income taxes, net of refunds	237		(302)	120
Supplemental disclosure of non-cash investing and financing activities:
Issuance of preferred stock on emergence from Chapter 11	—	—	125,000	—
Issuance of other securities on emergence from Chapter 11	—	—	89,293	—
Net non-cash debt increase	4,678	16	137
Operating cash receipts and payments resulting from Chapter 11 proceedings:
Professional fees paid	(455)	—	(11,184)	(3,772)
Loan extension fee	(1,500)	—	—	—
Other reorganization payments	$(90)	$—	$(908)	$(24)

Upon emergence from Chapter 11, the Company adopted fresh start reporting. As a result, all assets and liabilities were restated to reflect their fair values. The consolidated financial statements of the new reporting entity (the “Successor”) are not comparable to the reporting entity prior to the Company’s emergence from Chapter 11 (the “Predecessor”).

See notes to consolidated financial statements.

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003

1.	Summary of Significant Accounting Policies

     Description of Business

On December 11, 1998, Servico, Inc. (Servico) merged with Impac Hotel Group, LLC (Impac), pursuant to which Servico and Impac formed a new company, Lodgian, Inc. (“Lodgian” or the “Company”). This transaction (the “Merger”) was accounted for under the purchase method of accounting, whereby Servico was considered the acquiring company. On December 20, 2001, the Company and substantially all of its subsidiaries that owned hotel properties filed for voluntary reorganization under Chapter 11 of the Bankruptcy Code. At the time of the Chapter 11 filing, the Company’s portfolio of hotels consisted of 106 hotel properties. The Company emerged from Chapter 11 with 97 hotels since eight of the hotels were conveyed to the lender in satisfaction of outstanding debt obligations and one hotel was returned to the lessor of a capital lease. Of the portfolio of 97 hotels, 78 hotels emerged from Chapter 11 on November 25, 2002, 18 hotels emerged from Chapter 11 on May 22, 2003 and one hotel never filed under Chapter 11.

In 2003, the Company developed a strategy of owning and operating a portfolio of profitable, well-maintained and appealing hotels at superior locations in strong markets. We are implementing this strategy by:

•	renovating and repositioning certain of its existing hotels to improve performance;

•	divesting hotels that do not fit this strategy or that are unlikely to do so without significant effort or expense; and

•	acquiring selected hotels that better fit this strategy.

In accordance with this strategy and our efforts to reduce debt and interest, in 2003 we identified 19 hotels, our only office building and three land parcels for sale. One of the 19 hotels was sold in November 2003, bringing the hotel portfolio to 96 at December 31, 2003. The office building was sold in December 2003.

     Fresh Start Reporting

Effective November 22, 2002, the Company adopted fresh start reporting. As a result, all assets and liabilities were restated to reflect their fair values. The Consolidated Financial Statements after emergence are those of a new reporting entity (the “Successor”) and are not comparable to the financial statements prior to November 22, 2002 (the “Predecessor”). See Note 4.

     Principles of Consolidation

The financial statements consolidate the accounts of Lodgian, its wholly-owned subsidiaries and four joint ventures in which Lodgian has a controlling financial interest and exercises control. Lodgian believes it has control of the joint ventures when the Company manages and has control of the joint venture’s assets and operations. The four joint ventures in which the Company exercises control are as follows:

Melbourne Hospitality Associates, Limited Partnership (which owns the Holiday Inn Melbourne, Florida) — This joint venture is in the form of a limited partnership, in which a Lodgian subsidiary serves as the general partner and has a 50% voting interest.

New Orleans Airport Motel Associates, Ltd. (which owns the New Orleans Airport Plaza Hotel and Conference Center, Louisiana) — This joint venture is in the form of a limited partnership, in which a Lodgian subsidiary serves as the general partner and has an 82% voting interest.

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Servico Centre Associates, Ltd. (which owns the Crowne Plaza West Palm Beach, Florida) — This joint venture is in the form of a limited partnership, in which a Lodgian subsidiary serves as the general partner and has a 50% voting interest.

Macon Hotel Associates, L.L.C. (which owns the Crowne Plaza Macon, Georgia) — This joint venture is in the form of a limited liability company, in which a Lodgian subsidiary serves as the managing member and has a 60% voting interest.

An unconsolidated entity owning one hotel, Columbus Hospitality Associates LP, in which the Company has a 30% non-controlling equity interest, is accounted for under the equity method. When the Company accounts for an entity under the equity method, its share of the investment is recorded on the Consolidated Balance Sheet and its share of the net income or loss is recorded in the Consolidated Statement of Operations. The Company’s share of this investment is included in other assets on the Consolidated Balance Sheet. Its share of the net income or loss is shown in “interest income and other” in the Consolidated Statements of Operations. The Company’s investment in this entity at December 31, 2003 was $0.2 million and its share of the loss was $20,000.

All significant intercompany accounts and transactions have been eliminated in consolidation.

     Inventories

Inventories consist primarily of food and beverage, linens, china, tableware and glassware and are valued at the lower of cost (computed on the first-in, first-out method) or market.

     Minority Interests — Preferred Redeemable Securities

Minority interests-preferred redeemable securities, represents Convertible Redeemable Equity Structure Trust Securities (“CRESTS”). In connection with the Company’s emergence from Chapter 11, the CRESTS were exchanged for common stock (289,333 shares), Class A warrants (419,605) and Class B warrants (83,687). Previously, the CRESTS bore interest at the rate of 7% per annum and were convertible into shares of the Company’s common stock.

     Minority Interests — Other

Minority interests represent the minority interests’ proportionate share of equity of joint ventures that are accounted for by the Company on a consolidated basis. The Company generally allocates to minority interests their share of any profits or losses in accordance with the provisions of the applicable agreements. However, if the loss applicable to a minority interest exceeds its total investment and advances, such excess is charged to the Company.

     Property and Equipment

Property and equipment is stated at depreciated cost, less adjustments for impairment, where applicable. Capital improvements are capitalized when they extend the useful life of the related asset. All repair and maintenance items are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Effective November 22, 2002, the Company restated the recorded values of all property and equipment to reflect their fair values.

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company capitalizes interest costs incurred during the renovation and construction of capital assets. Interest costs capitalized, for the periods listed below, were as follows:

	Continuing	Discontinued	Total
	operations	operations	operations

	($ in thousands)
Predecessor year ended December 31, 2001	$739	$122	$861
Predecessor period January 1, 2002 to November 22, 2002	317	48	365
Successor period November 23, 2002 to December 31, 2002	127	22	149
Successor year ended December 31, 2003	1,171	10	1,181

Management periodically evaluates the Company’s property and equipment to determine whether events or changes in circumstances indicate that a possible impairment in the carrying value of the assets has occurred. The carrying value of long-lived assets is considered impaired when the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. If it is determined that an impairment has occurred, the excess of the assets’ carrying value over its estimated fair value is charged to operating expenses. Impairment losses for assets held for sale are recognized when the assets’ carrying values are greater than the fair value less estimated selling costs. See Note 8 for further discussion of the Company’s charges for asset impairment.

Deferred Costs

Deferred franchise costs and deferred financing costs at December 31, 2003 and 2002, are included in other assets, net of accumulated amortization. Deferred franchise costs are amortized using the straight-line method over the terms of the related franchise agreements while deferred financing costs are amortized using the effective interest method over the related term of the debt. These deferrals are presented below for and as of the year ended December 31, 2003 along with the comparative period.

	Year Ended December 31, 2003			Year Ended December 31, 2002

		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net

	($ in thousands)
Deferred financing costs	$13,314	$(4,107)	$9,207	$7,656	$(223)	$7,433
Deferred franchise fees	3,369	(1,011)	2,358	4,670	(389)	4,281

	$16,683	$(5,118)	$11,565	$12,326	$(612)	$11,714

Based on the balances at December 31, 2003, the five year amortization schedule for deferred financing and deferred loan costs is as follows:

	Total	2004	2005	2006	2007	2008	After 2008

	($ in thousands)
Deferred financing costs	$9,207	$5,425	$3,739	$22	$21	$—	$—
Deferred franchise fees	2,358	559	504	405	332	231	327

	$11,565	$5,984	$4,243	$427	$353	$231	$327

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Restricted cash as of December 31, 2003 consisted of amounts reserved for letter of credit collateral, a deposit required by the Company’s bankers and cash reserved pursuant to loan agreements.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair Values of Financial Instruments

The fair value of financial instruments is estimated using market trading information. Where published market values are not available, management estimates fair values based upon quotations received from broker/ dealers or interest rate information for similar instruments. Changes in fair value are recognized in earnings.

The fair values of current assets and current liabilities are assumed equal to their reported carrying amounts. The fair values of the Company’s fixed rate long-term debt are estimated using discounted cash flow analyses, based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

Concentration of Credit Risk

Concentration of credit risk associated with cash and cash equivalents is considered low due to the credit quality of the issuers of the financial instruments held by the Company and due to their short duration to maturity. Accounts receivable are primarily from major credit card companies, airlines and other travel-related companies. The Company performs ongoing evaluations of its significant customers and generally does not require collateral. The Company maintains an allowance for doubtful accounts at a level which management believes is sufficient to cover potential credit losses. At December 31, 2003 and 2002, allowances were $797,000 ($689,000 relating to assets held for use) and $1,594,000, respectively.

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards (“SFAS”) 109, “Accounting for Income Taxes,” which requires the use of the liability method of accounting for deferred income taxes. See Note 15 for the components of the Company’s deferred taxes. As a result of the Company’s history of losses, the Company has provided a full valuation allowance against its deferred tax asset as it is more likely than not that the deferred tax asset will not be realized.

Earnings Per Common and Common Equivalent Share

Basic earnings per share is calculated based on the weighted average number of common shares outstanding during the periods and include common stock (if any) contributed by the Company to its employee 401(k) Plan. Dilutive earnings per common share include the Company’s outstanding stock options, restricted stock, warrants to acquire common stock (“A” and “B” class), if dilutive. See Note 17 for computation of basic and diluted earnings per share.

As more fully discussed in Note 4, upon the Company’s emergence from reorganization proceedings, the Company’s previous equity securities were cancelled and new equity securities were issued. Because the Company is assumed to be a new entity for financial reporting purposes subsequent to the application of fresh start reporting, prior periods have not been restated.

Stock Based Compensation

The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Under APB No. 25, if the exercise price of the Company’s employee stock options is equal to the market price of the underlying stock on the date of grant, no compensation expense is recognized. Under SFAS No. 123, “Accounting for Stock-Based Compensation,” compensation cost is measured at the grant date based on the estimated value of the award and is recognized over the service (or vesting) period.

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for an entity that voluntarily changes to the fair-value-based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income and earnings per share and the entity’s accounting policy decisions with respect to stock-based employee compensation. The Company continues to account for stock issued to employees, using the intrinsic value method in accordance with the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees.” The disclosures required by SFAS No. 148 are reflected in Note 2.

Revenue Recognition

Revenues are recognized when the services are rendered. Revenues are comprised of room, food and beverage and other revenues. Room revenues are derived from guest room rentals, whereas food and beverage revenues primarily include sales from hotel restaurants, room service and hotel catering and meeting rentals. Other revenues include charges for guests’ long-distance telephone service, laundry service and parking services, in-room movie services, vending machine commissions, leasing of hotel space and other miscellaneous revenues.

     Advertising Expense

The cost of advertising is expensed as incurred. Advertising costs incurred, for the periods listed below, were as follows:

	Continuing	Discontinued	Total
	operations	operations	operations

	(In thousands)
Predecessor year ended December 31, 2001	$1,834	$850	$2,684
Predecessor period January 1, 2002 to November 22, 2002	1,641	390	2,031
Successor period November 23, 2002 to December 31, 2002	170	50	220
Successor year ended December 31, 2003	1,906	416	2,322

     Foreign Currency Translation

The financial statements of foreign subsidiaries have been translated into U.S. dollars in accordance with SFAS No. 52, “Foreign Currency Translation.” All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet dates. Income statement amounts have been translated using the average rate for the year. The gains and losses resulting from the changes in exchange rates from year to year are reported in other comprehensive income. The effects on the statements of operations of transaction gains and losses are insignificant for all years presented.

     Operating Segments

The Company’s only operating segment is the ownership and management of hotels.

     Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Self-insurance

The Company is self-insured up to certain limits with respect to employee medical, employee dental, property insurance, general liability insurance, personal injury claims, workers’ compensation and auto liability. Liabilities for these self-insured obligations are established annually, based on actuarial valuations and the Company’s history of claims. As of December 31, 2003 and December 31, 2002, the Company had approximately $10.0 million and $9.1 million, respectively, accrued for such liabilities.

     New Accounting Pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”), to address perceived weaknesses in accounting for entities commonly known as special-purpose or off-balance-sheet. In addition to numerous FASB Staff Positions written to clarify and improve the application of FIN 46, the FASB recently announced a deferral for certain entities, and an amendment to FIN 46 entitled FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (“FIN 46R”). FIN 46 establishes consolidation criteria for entities for which “control” is not easily discernible under Accounting Research Bulletin 51, Consolidated Financial Statements, which is based on the premise that holders of the equity of an entity, control the entity by virtue of voting rights. FIN 46 provides guidance for identifying the party with a controlling financial interest resulting from arrangements or financial interests rather than from voting interests. FIN 46 defines the term “variable interest entity” (“VIE”) and is based on the premise that if a business enterprise absorbs a majority of the VIE’s expected losses and/or receives a majority of its expected residual returns (measure of risk and reward), that enterprise (the primary beneficiary) has a controlling financial interest in the VIE. The assets, liabilities, and results of the activities of the VIE should be included in the consolidated financial statements of the primary beneficiary. The Company was required to adopt the provisions of FIN 46R relating to any interests in special-purpose entities (SPEs) as of December 31, 2003. In addition, during the first quarter of 2004, the Company is required to apply the provisions of FIN 46R to any other entities falling within its scope. Adoption of FIN 46 and the counterpart revision (FIN 46R) has not had and is not expected to have a material impact on the Company’s financial position and results of operations.

On April 30, 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 149 requires that contracts with comparable characteristics be accounted for similarly. In particular, SFAS No. 149 clarifies the circumstances under which a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS No. 133. In addition, SFAS No. 149 clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 amends certain other existing pronouncements, resulting in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS No. 149 on July 1, 2003. The adoption did not have a material impact on its financial position and results of operations.

On May 15, 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” which aims to eliminate diversity in practice by requiring

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

that certain types of freestanding instruments be reported as liabilities by their issuers including mandatorily redeemable instruments issued in the form of shares which unconditionally obligate the issuer to redeem the shares for cash or by transferring other assets. These instruments were previously presented in various ways, as part of liabilities, as part of equity, or between the liabilities and equity sections (sometimes referred to as “mezzanine” reporting). The provisions of SFAS No. 150, which also include a number of new disclosure requirements, were effective for instruments entered into or modified after May 31, 2003. For pre-existing instruments, SFAS No. 150 was effective as of the beginning of the first interim period which commenced after June 15, 2003 (July 1, 2003 for the Company). The Company adopted SFAS No. 150 on July 1, 2003. The adoption impacted the treatment of its Mandatorily Redeemable 12.25% Cumulative Preferred Stock (“Preferred Stock”), previously presented between total liabilities and stockholders’ equity. As a result of the adoption of SFAS No. 150, the Preferred Stock has been included as part of long-term debt in the accompanying Consolidated Financial Statements and the Preferred Stock dividends for the period July 1, 2003 to December 31, 2003 has been included in interest expense. The preferred stock dividends for the period January 1, 2003 to June 30, 2003 ($7.6 million) continues to be shown as a deduction from retained earnings. On October 29, 2003, the FASB decided to defer the effective date of SFAS No. 150 related to non-controlling interests. As a result, until the FASB establishes further guidance, the Company will not have to measure the mandatorily redeemable minority interests at fair value.

If the Company were to be required to comply with the provisions of paragraphs 9 and 10 of SFAS No. 150 as currently drafted, the Company would be required to reclassify certain amounts currently included in minority interest to the liability section of the accompanying consolidated balance sheet. In addition, the minority partners’ interests would be recorded at the estimated current liquidation amounts. If this treatment of the minority interests was effected in the current fiscal period, the Company’s earnings would have been impacted. Under the proposed standard, the liability would require quarterly review and changes to the current liquidation amounts would be recorded as interest expense.

In November 2002, the FASB issued Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that a liability be recognized at fair value at the inception of certain guarantees for the obligations undertaken by the guarantor. FIN 45 also requires additional disclosures for certain guarantee contracts. The disclosure provisions of FIN 45 were effective for financial statements ending after December 15, 2002, while the recognition and initial measurement provisions were applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 was not material to our financial position and results of operations.

On December 23, 2003, the FASB issued SFAS No. 132 (Revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” This revised standard increases existing disclosures by requiring more details about plan assets, benefit obligations, cash flows, benefit costs and related information. The revised standard also requires companies to disclose various elements of pension and postretirement benefit costs in interim period financial statements for the quarters beginning after December 15, 2003. The adoption of this revised statement is not expected to materially impact the Company’s current disclosures.

2.	Stock-Based Compensation

Prior to the Company’s Chapter 11 filing, the Company had adopted the Lodgian, Inc. Stock Option Plan, as amended, (the “Option Plan”) whereby, options to acquire up to 1,083,333 shares of common stock were granted to employees, directors, independent contractors and agents as determined by a committee appointed by the Board of Directors. Options could not be granted at an exercise price which was less than the fair market value on the date of grant. These options vested over five years. In addition, in June 2001

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and October 2000, each non-employee director was awarded an option to acquire 5,000 shares of common stock at an exercise price equal to the fair market price on the date of grant. Such options became exercisable upon the date of grant and were granted under the Company’s Non-Employee Directors’ Stock Plan. However, in connection with the Company’s emergence from Chapter 11, the previous common shares were cancelled along with the options to acquire these shares.

On November 25, 2002, the Company adopted a new Stock Incentive Plan (the “Stock Incentive Plan”) which replaced the Option Plan previously in place. In accordance with the Stock Incentive Plan, awards to acquire up to 353,333 shares of common stock could be granted to officers or other key employees or consultants of the Company as determined by a committee appointed by the Board of Directors. Awards may consist of stock options, stock appreciation rights, stock awards, performance share awards, section 162(m) awards or other awards determined by the committee. Stock options granted pursuant to the Stock Incentive Plan cannot be granted at an exercise price which is less than 100% of the fair market value per share on the date of the grant. Vesting, exercisability, payment and other restrictions pertaining to any awards made pursuant to the Stock Incentive Plan are determined by the committee. The income tax benefit, if any, associated with the exercise of stock options is credited to additional paid-in capital.

Pursuant to the Stock Incentive Plan, the committee made the following awards during the year ended December 31, 2003:

	Issued under			Available for issuance
	the Stock			under the Stock
	Incentive Plan		Type	Incentive Plan

Total, December 31, 2002	—			353,333
Issued — July 15, 2003	33,333	(1)	stock option	320,000
Issued — July 15, 2003	66,666	(1)	restricted stock	253,334
Issued — September 5, 2003	117,333	(2)	stock option	136,001
Issued — October 13, 2003	7,166	(3)	stock option	128,835

Total, December 31, 2003	224,498

(1)	July 15, 2003 — W. Thomas Parrington, the Company’s Chief Executive Officer, was awarded 66,666 shares of restricted stock. These vest equally over three years commencing on July 15, 2004. Mr. Parrington was also granted incentive stock options to acquire 33,333 shares of the Company’s common stock at an exercise price of $9.00 per share. The options also vest equally over three years commencing on July 15, 2004. In addition, pursuant to our employment agreement with Mr. Parrington, our chief executive officer, we have committed to grant him options to purchase 50,000 additional shares of common stock. After taking into account the outstanding options and shares of restricted stock granted under the Stock Incentive Plan, as well as our contractual commitment to Mr. Parrington, we have 78,833 shares of common stock available for grant under the Stock Incentive Plan.

(2)	September 5, 2003 — Other awards were made to certain of the Company’s employees and to members of the Audit Committee of the Board of Directors. The employees received incentive stock options to acquire 112,333 shares of the Company’s common stock while each of the three members of the Audit Committee received non-qualified options to acquire 1,666 shares of the Company’s common stock. The exercise price of the awards granted on September 5, 2003 was $15.21. One-third of the options granted on September 5, 2003 vested at the date of grant, one-third will vest on September 5, 2004 and the remaining one-third will vest on September 5, 2005.

(3)	October 13, 2003 — Manuel Artime, the Company’s Chief Financial Officer, was granted incentive stock options to acquire 7,166 shares of the Company’s common stock at an exercise price of $15.66.

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

One-third of the options granted on October 13, 2003 vested at the date of grant, one-third will vest on October 13, 2004 and the remaining one-third will vest on October 13, 2005.

All options expire ten years from the date of grant.

Presented below is a summary of the stock option plan and restricted stock activity for the years shown:

		Weighted Average
	Options	Exercise Price

Balance, December 31, 2001	1,504,600 (1)	$5.44
Cancelled	(1,504,600)

Balance, November 22, 2002	—	—
Granted	—	—

Balance, December 31, 2002	—
Granted	157,785	13.92
Exercised	(256)	15.21
Forfeited	—	—

Balance, December 31, 2003	157,529	$13.92

Restricted
stock

Balance, December 31, 2002	—
Granted	66,666
Exercised	—
Forfeited	—

Balance, December 31, 2003	66,666 (2)

(1)	At December 31, 2001, there were also 112,500 Stock Appreciation Rights exercisable at $6.13 per right.

(2)	At December 31, 2003, none of the restricted stock had vested.

The following table summarizes information for options outstanding and exercisable at December 31, 2003:

	Options outstanding			Options exercisable

		Weighted average	Weighted average		Weighted average
Range of prices	Number	remaining life (in years)	exercise prices	Number	exercise prices

$9.00 to $10.50	33,333	9.5	$9.00	—	$9.00
$10.53 to $15.21	117,030	9.7	$15.21	39,999	$15.21
$15.24 to $15.66	7,166	9.8	$15.66	2,389	$15.66

	157,529	9.7	$13.92	42,388	$15.24

Options exercisable and the weighted average exercise price of the options at December 31, 2001 were 1,341,200 and $5.21, respectively.

Had the compensation cost of the Stock Option Plan been recognized under SFAS No. 123, based on the fair market value at the grant dates, the compensation cost recognized would have been $0.6 million for the year ended December 31, 2003 and nil for the periods November 22, 2002 to December 31, 2002, January 1, 2002 to November 22, 2002 and the year ended December 31, 2001.

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Also, had the compensation cost of the Stock Option Plan been recognized under SFAS No. 123, based on the fair market value at the grant dates, the Company’s pro forma net income (loss) and net earnings (loss) per share would have been as follows:

	Successor		Predecessor

	Year ended	November 23, 2002 to	January 1 to	Year ended
	December 31, 2003	December 31, 2002	November 22, 2002	December 31, 2001

Loss — continuing operations:
As reported	$(27,074)	$(6,745)	$16,999	$(87,537)
Pro forma	(27,687)	(6,745)	16,999	(87,537)
Loss from discontinued operations, net of taxes:
As reported	(4,603)	(2,581)	(4,633)	(55,227)
Pro forma	(4,603)	(2,581)	(4,633)	(55,227)
Net loss:
As reported	(31,677)	(9,326)	12,366	(142,764)
Pro forma	(32,290)	(9,326)	12,366	(142,764)
Net loss attributable to common stock:
As reported	(39,271)	(10,836)	12,366	(142,764)
Pro forma	(39,884)	(10,836)	12,366	(142,764)
(Loss) income from continuing operations attributable to common stock before discontinued operations:
As reported	(34,668)	(8,255)	16,999	(87,537)
Pro forma	(35,281)	(8,255)	16,999	(87,537)
Basic and diluted earnings (loss) per common share:
(Loss) income continuing operations:
As reported	$(11.60)	$(2.89)	$0.60	$(3.09)
Pro forma	(11.88)	(2.89)	0.60	(3.09)
Loss from discontinued operations, net of taxes:
As reported	(1.98)	(1.11)	(0.17)	(1.95)
Pro forma	(1.98)	(1.11)	(0.17)	(1.95)
Net (loss) income:
As reported	(13.58)	(4.00)	0.43	(5.04)
Pro forma	(13.86)	(4.00)	0.43	(5.04)
Net (loss) income attributable to common stock:
As reported	(16.83)	(4.64)	0.43	(5.04)
Pro forma	(17.10)	(4.64)	0.43	(5.04)

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Successor		Predecessor

	Year ended	November 23, 2002 to	January 1 to	Year ended
	December 31, 2003	December 31, 2002	November 22, 2002	December 31, 2001

(Loss) income from continuing operations attributable to common stock before discontinued operations:
As reported	(14.86)	(3.54)	0.60	(3.09)
Pro forma	(15.12)	(3.54)	0.60	(3.09)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Successor		Predecessor

	Year Ended	November 23, 2002 to	January 1 to	Year ended
	December 31, 2003	December 31, 2002	November 22, 2002	December 31, 2001

		(1)	(1)
Expected life of option	10 years	—	—	5 years
Risk free interest rate	4.09%	—	—	4.56%
Expected volatility	55.75%	—	—	81.60%
Expected dividend yield	—	—	—	—

(1)	The Company filed for Chapter 11 on December 20, 2001. The fair value of the options was estimated to be nil while the Company was in Chapter 11. On its emergence from Chapter 11 on November 25, 2002 (November 22, 2002 for accounting) all stock options were cancelled. No options were granted between January 1, 2002 and December 31, 2002.

The fair values of options granted (net of forfeitures) were as follows:

	Successor		Predecessor

	Year Ended	November 23, 2002	January 1 to	Year Ended
	December 31,	to December 31,	November 22,	December 31,
	2003	2002	2002	2001

Weighted average fair value of options granted	$9.66	—	—	$0.50
Total number of options granted	157,833	—	—	55,000
Total fair value of all options granted	$1,524,367	—	—	$27,500

3.	Discontinued Operations

Pursuant to the terms of the plan of reorganization approved by the Bankruptcy Court, the Company conveyed eight wholly-owned hotels to the lender in January 2003 in satisfaction of outstanding debt obligations and one wholly-owned hotel was returned to the lessor of a capital lease. The results of operations of these nine hotels are reported in Discontinued Operations in the Consolidated Statement of Operations. Due primarily to the application of fresh start reporting in November 2002, in which these and other assets were adjusted to their respective fair values, there was no gain or loss on these transactions.

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following combined condensed table summarizes the assets and liabilities of the nine hotels as of December 31, 2002:

December 31, 2002

($ in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$177
Accounts receivable, net	517
Inventories	570
Prepaid expenses and other current assets	432

Total current assets	1,696
Property and equipment, net	15,649
Deposits for capital expenditures	904
Other assets	20

$18,269

LIABILITIES
Liabilities not subject to compromise
Current liabilities:
Accounts payable	$330
Other accrued liabilities	1,267
Advance deposits	60

Total current liabilities	1,657
Long-term debt subject to compromise	15,922

Total liabilities	$17,579

There were no material changes to the Combined Balance sheet of the nine hotels between December 31, 2002 and the date they were conveyed to the lender, in the case of the eight hotels, and the lessor, in the case of the leased property.

The Company’s strategy is to own and operate a portfolio of profitable, well-maintained and appealing hotels at superior locations in strong markets. In 2003, the Company developed a portfolio improvement strategy to accomplish this by:

•	renovating and repositioning certain of its existing hotels to improve performance;

•	divesting hotels that do not fit this strategy or that are unlikely to do so without significant effort or expense; and

•	acquiring selected hotels that better fit this strategy.

In accordance with this strategy and the Company’s efforts to reduce debt and interest costs, in 2003 the Company identified 19 hotels, the Company’s only office building property and three land parcels for sale.

At December 31, 2003, 18 hotels and three land parcels were held for sale. One hotel and an office building were sold during 2003 while four hotels were sold between January 1, 2004 and March 1, 2004. The net proceeds of sale of the hotel and office building sold in 2003 was approximately $12.3 million. In accordance with SFAS No. 144, all assets sold during 2003 and held for sale at December 31, 2003

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(including any related impairment charges) are included in Discontinued Operations in the Consolidated Statement of Operations. The assets held for sale at December 31, 2003 and the liabilities related to these assets are separately disclosed in the Consolidated Balance Sheet. In connection with this strategy, where the carrying values of the assets exceeded the estimated fair values, net of selling costs, the carrying values were reduced and impairment charges were recorded. Fair value is determined using quoted market prices, when available, or other accepted valuation techniques. The impairment charges recorded on assets held for sale, during the year ended December 31, 2003 were $5.4 million. Where the estimated selling prices, net of selling costs, exceeded the carrying values, no adjustments were recorded. In addition to the other criteria specified by SFAS No. 144, management classifies an asset as held for sale if it expects to dispose of it within one year. In accordance with SFAS No. 144, the results of operations of all assets identified as held for sale (including the related impairment charges) are reported in Discontinued Operations. The assets held for sale and the liabilities related to these assets are separately disclosed on the face of the Consolidated Balance Sheet as of December 31, 2003. See Note 20.

The following combined condensed table summarizes the assets and liabilities relating to the properties identified as held for sale as of December 31, 2003:

December 31, 2003

(In thousands)
ASSETS
Accounts receivable, net	$1,252
Inventories	1,377
Prepaid expenses and other current assets	1,039
Property and equipment, net	61,624
Other assets	3,275

$68,567

LIABILITIES
Accounts payable	$1,234
Other accrued liabilities	3,120
Advance deposits	390
Current portion of long-term debt	771
Long-term debt	52,433

Total liabilities	$57,948

The condensed combined results of operations included in Discontinued Operations for the Successor year ended December 31, 2003, the Successor period November 23, 2002 to December 31, 2002, the

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Predecessor period January 1, 2002 to November 22, 2002 and the Predecessor year ended December 31, 2001 were as follows:

	Successor		Predecessor

		November 23, 2002 to	January 1, 2002 to
	2003	December 31, 2002	November 22, 2002	2001

	(In thousands)
Revenues:
Rooms	$46,451	$4,311	$59,549	$71,752
Food and beverage	11,264	1,596	15,113	19,020
Other	3,422	534	4,095	5,712

	61,137	6,441	78,757	96,484

Operating expenses:
Direct:
Rooms	14,439	1,822	18,960	22,158
Food and beverage	8,905	1,409	12,107	15,206
Other	2,483	280	2,795	3,662

	25,827	3,511	33,862	41,026

	35,310	2,930	44,895	55,458

General, administrative and other	29,643	4,471	36,007	40,515
Depreciation and amortization	3,367	857	12,701	16,480
Impairment of long-lived assets	5,387	—	—	46,837

Other operating expenses	38,397	5,328	48,708	103,832

	(3,087)	(2,398)	(3,813)	(48,374)
Interest expense	(3,953)	(183)	(3,672)	(3,509)
Gain on asset dispositions	3,085	—	—	—

Loss before income taxes and reorganization items	(3,955)	(2,581)	(7,485)	(51,883)
Reorganization items	(648)	—	1,652	(3,344)

Loss before income taxes	(4,603)	(2,581)	(5,833)	(55,227)
Benefit for income taxes	—	—	1,200	—

Net loss	$(4,603)	$(2,581)	$(4,633)	$(55,227)

4.	Bankruptcy Proceedings and Fresh Start Reporting

On December 20, 2001, the Company and substantially all of its subsidiaries which owned hotel properties filed for voluntary reorganization under Chapter 11 of the Bankruptcy Code in the Southern District of New York.

At a Confirmation Hearing held on November 5, 2002, the Bankruptcy Court confirmed the Company’s First Amended Joint Plan of Reorganization (the “Joint Plan of Reorganization”) and, on November 25, 2002, the Company and entities owning 78 hotels officially emerged from Chapter 11. Pursuant to the terms of the Joint Plan of Reorganization, eight other wholly-owned hotels were conveyed to a lender in

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

January 2003 in satisfaction of outstanding debt obligations and one hotel was returned to the lessor of a capital lease.

Of the Company’s 97 hotel portfolio, 18 hotels, previously owned by two subsidiaries (Impac Hotels II, L.L.C. and Impac Hotels III, L.L.C.), were not part of the Joint Plan of Reorganization. On April 24, 2003, the Bankruptcy Court confirmed the plan of reorganization relating to these eighteen hotels (the “Impac Plan of Reorganization”). These eighteen hotels remained in Chapter 11 until May 22, 2003, the date on which the Company, through eighteen newly-formed subsidiaries (one for each hotel), finalized an $80.0 million financing with Lehman Brothers Holdings, Inc. (the “Lehman Financing”). The Lehman Financing was primarily used to settle the remaining amount due to the secured lender of these hotels (See Note 11 of the accompanying financial statements). The Impac Plan of Reorganization also provided for a pool of funds of approximately $0.3 million to be paid to the general unsecured creditors of the eighteen hotels.

Pursuant to the Joint Plan of Reorganization, the following significant events took effect in November 2002:

•	5,000,000 shares of Preferred Stock, par value $0.01, initial liquidation value $25 per share, were issued or reserved for issuance in satisfaction of outstanding debt and other obligations;

•	2,333,333 shares of common stock, par value $0.01 per share, were issued or reserved for issuance in satisfaction of outstanding debt and other obligations;

•	Class A warrants to purchase an aggregate of 503,546 shares of common stock at $54.87 per share were made available for issuance in satisfaction of outstanding debt and other obligations;

•	Class B warrants to purchase an aggregate of 343,122 shares of common stock at $76.32 per share were made available for issuance in satisfaction of outstanding debt and other obligations;

•	Previous equity, consisting of an aggregate of 28,479,837 shares, was cancelled, and in exchange the stockholders received their pro rata share of 69,300 shares of common stock, plus class A warrants to purchase an aggregate of 83,941 shares of common stock and class B warrants to purchase an aggregate of 259,434 shares of common stock;

•	The CRESTS were cancelled and the holders received their pro rata share of 289,333 shares of the common stock, plus class A warrants to purchase 419,605 shares of common stock and class B warrants to purchase 83,687 shares of common stock;

•	The 12.25% Senior Subordinated Notes were cancelled and the holders of the notes received their pro rata share of 4,690,600 shares of Preferred Stock and 1,852,503 shares of common stock;

•	The holders of allowed general unsecured claims became entitled to 309,400 shares of Preferred Stock and 122,196 shares of common stock, referred to as the “disputed claims reserve.” Until distributed, these shares form part of the disputed claims reserve for the pre-bankruptcy petition general unsecured creditors. These shares are periodically distributed as the disputed claims are resolved;

•	The Company closed on $302.7 million of exit financing arrangements with Merrill Lynch Mortgage Lending, Inc. (“Merrill Lynch Mortgage”) which was used to repay previous debt obligations, fund payments of certain allowed claims and fund portions of certain required cash escrows. This financing was secured by 56 of its hotels;

•	The Company closed on a $6.3 million exit financing arrangement with Computershare Trust Company of Canada, secured by one of its hotels;

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Loans from lenders approximating $86.0 million, secured by 21 of our hotels, were reinstated on their previous terms, except for the extension of certain maturities; and in the case of certain loans, a new interest rate; and

In accordance with AICPA, Statement of Position (“SOP”) 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code,” the Company implemented fresh start reporting effective November 22, 2002 (the date on which the exit financing agreement was signed). As a result, assets and liabilities were recorded based on fair values. The Consolidated Financial Statements subsequent to the Company’s emergence from Chapter 11 are those of a new reporting entity (the “Successor”) and are not comparable with the financial statements of the Company prior to the effective date of the Joint Plan of Reorganization (the “Predecessor”).

As discussed above, in November 2002, the general unsecured creditors became entitled to receive 309,400 shares of Preferred Stock and 122,196 shares of common stock. These shares are being distributed as claims are resolved.

The status of the distribution to these creditors as of December 31, 2003 was as follows:

	Common
	Stock	Preferred Stock

Entitlement on emergence from Chapter 11	122,196	309,400
First distribution — March 20, 2003	(16,418)	(41,560)
Second distribution — September 30, 2003	(47,241)	(119,503)
Other distributions, net of shares surrendered from the first two distributions	(2,206)	(5,586)

Undistributed as of December 31, 2003	56,331	142,751

The entire entitlement of shares is considered issued and outstanding for accounting purposes. As claims of creditors are resolved, the Company will continue to make periodic distributions of Preferred Stock and common stock to these creditors.

The effects of the reorganization plan were recorded in accordance with the American Institute of Certified Public Accountant’s Statement of Position (“SOP”) 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code.” Fresh start reporting was applicable because the previous stockholders received less than 50% of the new voting shares and the reorganization value of the Predecessor Company was less than the sum of the pre-petition liabilities allowed and post-petition liabilities.

Fresh start reporting principles require that the reorganization value be allocated to the entity’s assets and that liabilities be stated at the fair value of amounts to be paid.

The reorganization value in respect of the entities included in the Joint Plan of Reorganization was determined by the Company, the Official Committee of Unsecured Creditors and their respective financial advisers. The reorganization value reflects the midpoint of a range of values arrived at by applying various valuation techniques including, among others:

a) A comparable company analysis, involving the analysis of enterprise values of public companies deemed generally comparable to the operating business of the Company and applying the earnings before interest, taxes, depreciation and amortization (“EBITDA”) provided by this analysis to the applicable Lodgian entities;

b) A discounted cash flow analysis utilizing a weighted average cost of capital to compute the present value of free cash flows and terminal value of the applicable Lodgian entities; and

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

c) A comparable transaction analysis involving the analysis of the financial terms of certain acquisitions of companies and sales of assets which were deemed to be comparable to the operating businesses of the Company and then applying these EBITDA multiples to the applicable Lodgian entities.

The projections utilized in the determination of reorganization value were based on a variety of estimates and assumptions. These estimates and assumptions are subject to uncertainties and contingencies and may not be realized. The projections should, therefore, not be seen as guarantees of actual results.

In accordance with SOP 90-7, the effects or adjustments on reported amounts of individual assets and liabilities resulting from the adoption of fresh start reporting and the effects of the forgiveness of debt are reflected in the Predecessor’s Statement of Operations. All fresh start reporting adjustments are included in reorganization items.

The application of fresh start reporting on the Predecessor’s balance sheet is as follows (amounts in thousands):

							Successor
	Predecessor
					Fresh Start &		Reorganized
	Before Fresh Start	Extinguishment		Exchange of	Exit		Balance Sheet
	November 22, 2002	of Debt		Stock	Financing		November 22, 2002

Current assets:
Cash and cash equivalents	$26,211	$(541	)(a)	$—	$—		$25,670
Cash, restricted	8,399	—		—	99		8,498
Accounts receivable, net of allowances	14,392	—		—	110		14,502
Inventories	7,323	—		—	—		7,323
Prepaid expenses and other current assets	8,540	—		—	32,259		40,799

Total current assets	64,865	(541)		—	32,468	(d)	96,792
Property and equipment, net	884,278	—		—	(222,071	)(d)	662,207
Deposits for capital expenditures	14,665	—		—	(1,012	)(d)	13,653
Other assets	3,323	—		—	9,051	(d)	12,374

	$967,131	$(541)		$—	$(181,564)		$785,026

Liabilities Not Subject to Compromise
Current liabilities:
Accounts payable	$12,736	$—		$—	$—		$12,736
Other accrued liabilities	41,989	12,466	(a)	—	695	(d)	55,150
Advance deposits	2,089	—		—	—		2,089
Current portion of long-term debt	266	—		—	14,284	(d)	14,550

Total current liabilities	57,080	12,466		—	14,979		84,525
Long-term debt	7,215	86,038	(a)	—	294,776	(d)	388,029
Deferred income taxes
Liabilities subject to compromise	926,387	(562,276	)(a)	—	(269,695	)(d)	94,416
Minority interests	5,290	—		—	(1,527	)(d)	3,763
Commitments and contingencies
Mandatory redeemable 12.25% cumulative preferred stock				125,000 (e)			125,000

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

								Successor
	Predecessor
						Fresh Start &		Reorganized
	Before Fresh Start	Extinguishment		Exchange of		Exit		Balance Sheet
	November 22, 2002	of Debt		Stock		Financing		November 22, 2002

Stockholders’ deficit:
Common stock (new)	—	—		23	(e)	—		23
Additional paid-in capital (new)	—	206,801	(b)	(119,237	)(e)	1,706		89,270
Common stock (old)	284	—		(284	)(e)	—		—
Additional paid-in capital (old)	263,320	—		(263,320	)(e)	—		—
Accumulated deficit	(290,567)	256,430	(c)	255,940	(e)	(221,803	)(d)	—
Accumulated other comprehensive loss	(1,878)	—		1,878	(e)	—		—

Total stockholders’ equity (deficit)	(28,841)	463,231		(125,000)		(220,097)		89,293

	$967,131	$(541)		$—		$(181,564)		$785,026

(a) The reduction of pre-petition liabilities was achieved through:

(In thousands)
Settlement in shares	$206,801
Cancellation of debt	256,430
Reinstated debt	86,038
Allowed claims accrued	12,466
Claims paid in cash	541

$562,276

(b)	Issuance of new shares to the Senior Subordinated Note Holders, the CREST holders and the general unsecured creditors.

(c)	Gain on cancellation of debt, calculated as follows:

(In thousands)
Liabilities subject to compromise (pre-emergence)	$926,987
Liabilities settled and to be settled in cash and shares	(490,103)
Reinstated debt	(86,038)
Remaining liabilities subject to compromise (for subsidiaries in Chapter 11 at December 31, 2002)	(94,416)

$256,430

(d)	Represents the recording of the exit financing of $309 million (used to repay previous obligations, fund certain allowed claims and portions of certain required cash escrows) and fair value adjustments (primarily net write-down of fixed assets of $222.1 million).

(e)	Elimination of old equity

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The approximate allocation of the Company’s reorganization value as of November 22, 2002 is shown below:

(In thousands)
Long- term debt	$388,000
Liabilities subject to compromise	94,400
Post-petition liabilities including current portion of long-term debt	84,500
Mandatorily redeemable 12.25% cumulative preferred stock	125,000
New equity including minority interest	93,100

$785,000

5.	Liabilities Subject to Compromise

Liabilities subject to compromise at December 31, 2002 refer to known liabilities incurred prior to the commencement of the Chapter 11 cases, including those considered by the Bankruptcy Court to be pre-petition claims. These liabilities consisted primarily of amounts outstanding under long-term debt and also included accounts payable, accrued interest, and other accrued expenses.

The principal categories of claims classified as liabilities subject to compromise in the Chapter 11 Cases as of December 31, 2002 are identified below:

(In thousands)
Long-term debt and capital lease obligations	$91,422
Accounts Payable	2,394

$93,816

The Company recorded all transactions incurred as a result of the Chapter 11 filing and the implementation of fresh start reporting as reorganization items and classified these separately in its Statement of Operations. Though the Company continues to incur expenses related to its reorganization proceedings only those incurred while the entities were in reorganization are classified as reorganization items. Reorganization items relating to the period subsequent to Chapter 11 are included in general, administrative and other expenses.

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reorganization items were as follows:

	($ in thousands)

	Successor		Predecessor

	Year ended	November 23 to	January 1 to	Year ended
	December 31,	November 22,	November 22,	December 31,
	2003	2002	2002	2001

	(1)	(1)
Net write-down of fixed assets (fresh start write-down)	—	$—	$(222,071)	$—
Gain on cancellation of debt	—	—	256,430	—
Fresh start adjustments — other	—	—	3,938	—
Write-off of deferred financing costs	—	—	—	(21,517)
Other reorganization items:
Legal and professional fees	(455)	—	(22,315)	(3,179)
Loan extension fees	(1,500)	—	—	—
Other	(90)	—	(3,292)	(320)

	$(2,045)	$—	$12,690	$(25,016)

Continuing operations(2)	$(1,397)	$—	$11,038	$(21,672)
Discontinued operations(2)	(648)	—	1,652	(3,344)

	$(2,045)	$—	$12,690	$(25,016)

(1)	Reorganization expenses, shown in the table above, represent only those expenses relating to the Chapter 11 proceedings while the related hotels were in Chapter 11.

(2)	Reorganization expenses were allocated between Continuing Operations and Discontinued Operations, based on the values assigned to the respective entities subsequent to the consummation of the plans of reorganization.

6.	Accounts Receivable

Accounts receivable, net of allowances are comprised of:

	December 31, 2003	December 31, 2002

	($ in thousands)
Trade accounts receivable	$8,287	$11,684
Allowance for doubtful accounts	(689)	(1,594)
Other receivables	571	591

	$8,169	$10,681

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Allowances for doubtful accounts:

	Balance at			Balance at
	Beginning of	Charged to	Write-offs and	End of
Description	Period	Expenses	Recoveries	Period

	($ in thousands)
Provision for uncollectible accounts
Year ended December 31,
2003	$(1,594)	$377	$528	$(689)
2002	(1,237)	(1,467)	1,110	(1,594)
2001	(1,400)	(204)	367	(1,237)

Of the $1,467 charged to expense during 2002, $1,195 related to the Predecessor period (January 1, 2002 to November 22, 2002) and $272 related to the Successor period (November 23, 2002 to December 31, 2002).

7.	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets are comprised of:

	December 31, 2003	December 31, 2002

	($ in thousands)
Deposit for property taxes	$4,862	$9,100
Prepaid insurance	5,718	3,107
Lender-required insurance deposits	2,774	1,184
Deposits and other prepaid expenses	3,714	1,727

	$17,068	$15,118

8.	Property and Equipment

At December 31, 2003 and 2002, property and equipment consisted of the following:

	Useful
	Lives	December 31,	December 31,
	(Years)	2003	2002

		($ in thousands)
Land	—	$76,624	$100,033
Buildings and improvements	10-40	437,418	485,400
Furnishings and equipment	3-10	58,817	69,763

		572,859	655,196
Less accumulated depreciation		(31,860)	(3,891)
Construction in progress		22,819	13,260

		$563,818	$664,565

As discussed in Note 3, the Company conveyed eight wholly-owned hotels to the lender in January 2003 in satisfaction of outstanding debt obligations and one wholly-owned hotel was returned to the lessor of a capital lease. In addition, at December 31, 2003, 18 hotels and three land parcels were held for sale. One hotel and an office building were sold during 2003 while four hotels were sold between January 1, 2004 and March 1, 2004, as noted in Note 3 and Note 20 of the accompanying consolidated financial statements. During 2003, impairment charges of $5.4 million were recorded on assets held for sale while

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$12.7 million of impairment charges were recorded on assets held for use. No depreciation is computed on assets held for sale.

In connection with the Company’s emergence from Chapter 11 on November 25, 2002, the Company implemented fresh start reporting effective November 22, 2002. As a result, the Company’s assets and liabilities were based on their respective fair values. In this regard, the Company recorded a net write-down of its fixed assets of $222.1 million at November 22, 2002. This net write-down is reflected in reorganization items.

In addition, the Company had evaluated the recoverability of its long-lived assets in accordance with SFAS No. 121 as of December 31, 2001 and had recorded impairment losses for assets held for use, where the estimated future undiscounted cash flows were insufficient to recover the carrying value of those assets.

Impairment of long-lived assets was $67.3 million in 2001 ($20.5 million relating to Continuing Operations and $46.8 million relating to Discontinued Operations). The charge for the 2001 period was comprised of $6.6 million related to revised estimates of fair value for properties held for sale, $4.0 million related to one property which was identified as held for sale and also sold in 2001 and $69.0 million relating to a charge to reduce the carrying value of certain of the Company’s hotels held for future use, offset by a recapture of $12.3 million of impairment charges related to six hotels that were previously considered held for sale that were no longer being actively marketed for sale. Of the impairment charges in the 2001 period, $69.0 million of the impairment charges and the recapture of $8.5 million of previously recognized impairment reserves were recorded in the fourth quarter of 2001. In connection with its bankruptcy petition on December 20, 2001, the Company determined that 29 of its hotels were significantly overleveraged. Therefore, with the approval of the Bankruptcy Court, the Company ceased paying interest to the secured lenders of these properties from the date of the bankruptcy petition. The Company also concluded that it no longer had the ability to hold these hotels for a period sufficient for their estimated future undiscounted cash flows to cover their carrying values. Therefore in accordance with the provisions of SFAS No. 121, the Company determined that an impairment charge of $69.0 million was necessary to reduce the carrying value of these assets. In connection with the bankruptcy petition, the Company also ceased marketing for sale, four operating properties that were previously classified as held for sale. Since these assets were not considered impaired as the estimated future cash flows from the use of these properties exceeded their carrying values, the Company recaptured $8.5 million of impairment reserves previously recorded in 1999, 2000 and 2001.

9.	Other Assets

	December 31, 2003	December 31, 2002

	($ in thousands)
Deferred financing costs	$9,207	$7,433
Deferred franchise fees	2,358	4,281
Utility and other deposits	615	281

	$12,180	$11,995

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Other Accrued Liabilities

At December 31, 2003 and 2002, other accrued liabilities consisted of the following:

	December 31, 2003	December 31, 2002

	($ in thousands)
Salaries and related costs	$16,211	$17,293
Property and sales taxes	9,427	14,606
Professional fees	570	807
Provision for state income taxes	2,361	2,219
Franchise fee accrual	1,115	1,388
Accrued interest	526	1,524
Accrual for allowed claims	186	1,749
Other	1,036	1,711

	$31,432	$41,297

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Long-Term Debt — Other

Set forth below, by debt pool, is a summary of the Company’s long-term debt (including the current portion) along with the applicable interest rates and the related carrying values of the property, plant and equipment which collateralize the long-term debt (amounts in thousands).

		December 31, 2003

	Number	Property, Plant and	Long-Term
	of Hotels	Equipment, Net(1)	Obligations(1)	Interest Rates

		($ in thousands)
Exit Financing
Merrill Lynch Mortgage Lending, Inc. — Senior			$216,052	LIBOR plus 2.36%
Merrill Lynch Mortgage Lending, Inc. — Mezzanine			83,281	LIBOR plus 8.79%

Merrill Lynch Mortgage Lending, Inc. — Total	56	401,793	299,333
Computershare Trust Company of Canada	1	14,106	7,521	7.88%
Lehman Financing
Lehman Brothers Holdings, Inc.	17	69,539	76,449	Higher of LIBOR plus 5.25% or 7.25%
Other Financings
Column Financial, Inc.	9	61,681	27,300	10.59%
Lehman Brothers Holdings, Inc.	5	38,125	23,409	$16,496 at 9.40%; $6,913 at 8.90%
JP Morgan Chase Bank	2	8,913	10,644	7.25%
DDL Kinser	1	3,188	2,385	8.25%
First Union Bank	1	4,297	3,359	9.38%
Column Financial, Inc.	1	6,491	8,943	9.45%
Column Financial, Inc.	1	6,120	3,206	10.74%
Robb Evans, Trustee	1	6,365	6,982	Prime plus 4.00%

Total — Other Financings	21	135,180	86,228

	95	620,618	469,531	6.33%(2)
Long-term debt — other
Deferred interest — long-term	—	—	4,337
Deferred rent on a long-term ground lease	—	—	2,506
Tax notes issued pursuant to our Joint Plan of Reorganization	—	—	1,957
Other	—	—	551

	—	—	9,351

Property, plant and equipment — other	—	4,824	—

	95	625,442	478,882
Held for sale	(18)	(61,624)	(53,204)

Total December 31, 2003	77	$563,818	$425,678

(1)	Long-term obligations and property, plant and equipment of the hotel in which the Company has a non-controlling equity interest and does not consolidate are excluded from the table above.
(2)	Represents the annual weighted average cost at December 31, 2003.

The fair value of the fixed rate mortgage debt (book value $86.8 million) at December 31, 2003 is estimated at $86.7 million.

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

All of the Company’s property and equipment related to its hotels are pledged as collateral for long-term obligations. Certain of the mortgage notes are subject to a prepayment penalty if repaid prior to their maturity.

The maturities of these debt obligations as of December 31, 2003 are as follows:

	Long-Term	Maturities
	Obligations
	December 31, 2003	2004	2005	2006	2007	2008	After 2008

	($ in thousands)
Exit financing:
Merrill Lynch Mortgage Lending, Inc. — Senior	$216,052	$3,338	$212,714	$—	$—	$—	$—
Merrill Lynch Mortgage Lending, Inc. — Mezzanine	83,281	1,287	81,994	—	—	—	—

Merrill Lynch Mortgage Lending, Inc. — Total	299,333	4,625	294,708	—	—	—	—
Computershare Trust Company of Canada	7,521	222	240	259	6,800	—	—
Lehman financing:
Lehman Brothers Holdings, Inc.	76,449	1,084	75,365	—	—	—	—
Other financing:
Column Financial, Inc.	27,300	2,242	2,491	2,768	3,076	3,418	13,305
Lehman Brothers Holdings, Inc.	23,409	482	529	580	21,818	—	—
JP Morgan Chase Bank	10,644	530	570	615	665	720	7,544
DDL Kinser	2,385	98	2,287	—	—	—	—
First Union Bank	3,359	56	63	69	3,171
Column Financial, Inc.	8,943	398	437	480	528	580	6,520
Column Financial, Inc.	3,206	137	3,069	—	—	—	—
Robb Evans, Trustee	6,982	6,982	—	—	—	—	—

	86,228	10,925	9,446	4,512	29,258	4,718	27,369

	469,531	16,856	379,759	4,771	36,058	4,718	27,369
Long-term debt — other	9,351	478	4,755	391	397	382	2,948

	478,882	17,334	384,514	5,162	36,455	5,100	30,317
Held for sale	(53,204)	(771)

	$425,678	$16,563

The Merrill Lynch Mortgage loan initially matures on November 24, 2004 and has three one-year extensions that may be exercised at the Company’s option. The first extension (to November 24, 2005) is available as long as no events of defaults occur in respect of the payment of principal, interest and other required payments. The second and third extension terms are available only if no event of default exists and are subject to a minimum debt service coverage ratio requirement and a minimum debt yield requirement. The Lehman loan initially matures in May 2005, and has a one-year extension that may be exercised at the Company’s option. At maturity, the Company plans to either exercise these extension options or refinance these loans with the existing lenders or with new lenders. The Company also plans to continue to reduce these loans through property sales and normal principal payments.

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Long-term obligations at December 31, 2003 and 2002 consisted of the following:

	December 31,

	2003	2002

	($ in thousands)
Exit financing:
Merrill Lynch Mortgage Lending, Inc. — Total	$299,333	$302,708
Computershare Trust Company of Canada	7,521	6,339
Lehman financing:
Lehman Brothers Holdings, Inc.	76,449	—
Other financing:
Column Financial, Inc.	27,300	29,317
Lehman Brothers Holdings, Inc.	23,409	23,849
JP Morgan Chase Bank	10,644	11,179
DDL Kinser	2,385	2,498
First Union Bank	3,359	3,410
Column Financial, Inc.	8,943	9,305
Column Financial, Inc.	3,206	3,330
Robb Evans, Trustee	6,982	7,447

Total — other financing	86,228	90,335

Liabilities subject to compromise	—	91,421

	469,531	490,803
Long-term debt — other:
Deferred interest — long-term	4,337	—
Deferred rent on a long-term ground lease	2,506	2,342
Tax notes issued pursuant to our Joint Plan of Reorganization	1,957	2,061
Other	551	518

	9,351	4,921

	478,882	495,724
Long-term debt related to assets held for sale	(53,204)	—

Total	$425,678	$495,724

     Exit financing:

On emergence from Chapter 11 on November 25, 2002, the Company received exit financing of $309.0 million comprised of three separate components as follows:

•	Senior debt of $224.0 million from Merrill Lynch Mortgage, accruing interest at the rate of LIBOR plus 2.24%, secured by, among other things, first mortgage liens on the fee simple or leasehold interests in 55 of the Company’s hotels;

•	Mezzanine debt of $78.7 million from Merrill Lynch Mortgage, accruing interest at the rate of LIBOR plus 9.00%, secured by the equity interest in the subsidiaries of 56 hotels (the 55 which secure the senior debt and one additional hotel); and

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Debt provided through Computershare Trust Company of Canada, a Canadian lender, of $10.0 million Canadian dollars (equated to approximately $6.3 million U.S. dollars at inception) maturing in December 2007, accruing interest at the rate of 7.88% secured by a mortgage on the property located in Windsor, Canada.

In March 2003, as permitted by the terms of the senior and mezzanine debt agreements, Merrill Lynch Mortgage exercised the right to “resize” (as defined) the senior and mezzanine debt amounts, prior to the securitization of the mortgage loan. As a result, the principal amount of the senior debt was decreased from $223.7 million (initially $224.0 less $0.3 million of principal payments) to $218.1 million, and the principal amount of the mezzanine debt was increased from $78.6 (initially $78.7 million less $0.1 million of principal payments) to $84.1 million. Though the blended interest rate on the Merrill Lynch Mortgage debt remained at LIBOR plus 4.00% at the date of the resizing, the interest rate on the senior debt was modified to LIBOR plus 2.36% and the interest rate on the mezzanine debt was modified to LIBOR plus 8.25%. The interest rate on the mezzanine debt increased to 8.79% as of December 1, 2003. Therefore, the new blended rate on the Merrill Lynch Mortgage debt is LIBOR plus 4.15%. Furthermore, as a result of the securitization of the mortgage loan, Merrill Lynch Mortgage no longer has the right to amend or waive provisions thereunder.

The senior and mezzanine debt matures on November 24, 2004. There are, however, three one-year options to renew which could extend the maturity for an additional three years. The first option to extend the maturity date of the senior and mezzanine debt by up to one year (i.e. to November 2005) is available as long as no events of default occur in respect of the payment of principal, interest and other required amounts. Because the Company intends to extend the maturity date and believes it will be eligible for that extension, the Company has reported the senior and mezzanine debt as maturing in 2005. The second and third extension terms are available only if no events of default of any kind exist and are subject to a minimum debt service coverage ratio of 1.20x and a debt yield requirement of 13.25% which the Company did not satisfy as of December 31, 2003. Payments of principal and interest on all three portions of the facility are due monthly. At maturity the Company plans to either exercise the extension options or seek to refinance the loans with a new lender.

The senior and mezzanine debt agreements provide that when either (i) the debt yield for the trailing 12-month period is below 13.25% during the year ending November 2004 (and if the loan is extended, 13.50%, 13.75% and 14.00% during each of the next three years of the loan, respectively) or (ii) the debt service coverage ratio is below 1.20x, excess cash flows of the mortgaged hotels (after payment of operating expenses, management fees, required reserves, service fees, principal and interest) must be deposited in a restricted cash account. These funds can be used for the prepayment of aggregate outstanding borrowings, capital expenditures reasonably approved by the lender, and up to an aggregate of $3.0 million of scheduled principal and interest payments due under these agreements. Funds will no longer be deposited into the restricted cash account when the debt yield and the debt service coverage ratio are sustained above the minimum requirements for three consecutive months. On March 31, 2003, the debt yield, for the hotels securing this debt fell below the then applicable 12.75% minimum threshold and, therefore, the excess cash flow produced by the hotels securing the Merrill Lynch Mortgage debt was retained in the restricted cash account starting on May 1, 2003. The restricted cash balance in this account as of December 31, 2003 was $0.9 million. During 2003, $7.5 million was released from the restricted cash account for capital expenditures and scheduled interest and principal payments. As of March 1, 2004, no cash was being retained in the restricted cash account. At December 31, 2003, the debt yield and debt service coverage ratio remained below the minimum requirements. Further, the mezzanine debt agreement with Merrill Lynch Mortgage requires the Company to maintain a minimum net worth of at least $10.0 million.

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Lehman Financing

On May 22, 2003, the Company completed an $80.0 million financing underwritten by Lehman Brothers Holdings, Inc. (“Lehman”) which was primarily utilized to settle debts secured by the 18 hotels previously owned by Impac Hotels II, L.L.C. and Impac Hotels III, L.L.C. (both Lodgian subsidiaries). The Lehman Financing, provided to eighteen newly-formed subsidiaries (one for each hotel), is a two-year term loan with an optional one-year extension and bears interest at the higher of 7.25% or LIBOR plus 5.25%. The one-year extension is only available if, at the time of electing to extend and at the initial maturity date, there are no events of default. If the Company opts for the one-year extension, an extension fee of $3.0 million is payable. Pursuant to the terms of the agreement, additional interest of $4.4 million is also payable upon the maturity date (May 22, 2005 or the new maturity date, if the Company opts for the extension). Payments of principal and interest on the Lehman Facility are due monthly. If an event of default occurs, the rate increases by 325 basis points or 3.25% for the period of the default. At maturity, the Company plans to exercise the extension option or seek to refinance the loan with a new lender.

The documents governing the terms of both the Merrill Lynch Mortgage debt and the Lehman Financing contain covenants that place restrictions on the Company and certain of its subsidiaries’ activities, including acquisitions, mergers and consolidations, the sale of assets, and the incurrence of liens. Failure to comply with the covenants under our loan agreements would constitute an event of default that would permit acceleration by the lender.

Other Financings

On November 25, 2002, the effective date of the Joint Plan of Reorganization, loans approximating $83.5 million, secured by 20 hotels, were substantially reinstated on their original terms, except for the extension of certain maturities. The terms of one other loan, in the amount of $2.5 million and secured by one hotel, were amended to provide for a new interest rate and a new maturity date.

The Company through its wholly-owned subsidiaries owes approximately $10.6 million under Industrial Revenue Bonds issued on the Holiday Inn Lawrence and Holiday Inn Manhattan, both Kansas properties. The Industrial Revenue Bonds require a minimum debt service coverage ratio, calculated as of the end of each calendar year. For the year ended December 31, 2003, the cash flows of both hotels were insufficient to meet the minimum debt service coverage ratio requirements. The trustee of the Industrial Revenue Bonds may give notice of default, at which time the Company could remedy the default by depositing with the trustee an amount currently estimated at approximately $0.4 million. In the event a default is declared and not cured, the properties would be subject to foreclosure and the Company would be obligated pursuant to a partial guaranty of approximately $1.4 million. In addition, the Company could be obligated to pay our franchisor liquidated damages in the amount of $1.3 million. Total revenues for these two hotels for the years ended December 31, 2003 and the comparative periods were as follows:

(In thousands)
Predecessor year ended December 31, 2001	$9,148
Predecessor period January 1, 2002 to November 22, 2002	6,486
Successor period November 23, 2002 to December 31, 2002	684
Successor year ended December 31, 2003	8,003

On September 30, 2003, first mortgage debt of approximately $7.0 million of Macon Hotel Associates, L.L.C. (“MHA”) became due. MHA was not included in the entities that filed for reorganization under Chapter 11. The Company owns 60% of MHA, and MHA’s sole asset is the Crowne Plaza Hotel in Macon, Georgia. The lender agreed to extend the term of the debt to December 31, 2003 and then to June 30, 2004, while the Company explores alternative financing opportunities. The Company has escrowed foreclosure documents that will allow the lender to foreclose on the property on June 30, 2004 if

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the mortgage debt is not repaid at that time. If the Company is not able to refinance the debt and the lender does not grant further extensions, the property would be subject to foreclosure. A foreclosure on the property would constitute a default of the franchise agreement; therefore the Company could be liable for $0.9 million in liquidation damages under the franchise agreement. Total revenues for the Crowne Plaza Hotel in Macon, Georgia for the year ended December 31, 2003 and the comparative periods were as follows:

(In thousands)
Predecessor year ended December 31, 2001	$5,973
Predecessor period January 1, 2002 to November 22, 2002	5,507
Successor period November 23, 2002 to December 31, 2002	437
Successor year ended December 31, 2003	5,595

The debt of approximately $7.0 million is included in the current portion of long-term debt in the accompanying consolidated balance sheet.

On May 20, 2001, promissory notes of approximately $3.9 million secured by the pledge of 100% of the equity interests of MHA were due. MHA did not make this payment on May 20, 2001. On April 19, 2002, MHA and the lenders entered into a Satisfaction and Release Agreement whereby the lenders agreed to fully discharge the indebtedness under the promissory note of $3.9 million plus related accrued interest approximating $0.7 million in exchange for payment by MHA of $0.2 million. The resulting gain on extinguishment of this indebtedness of $4.4 million was recorded in the financial statements for the year ended December 31, 2001, within interest income and other on the consolidated statement of operations.

Working Capital/ Related Party Loan

On September 18, 2003, the Company drew down the full availability of $2.0 million under a revolving loan agreement with OCM Real Estate Opportunities Fund II, L.P. (“OCM Fund II”). Borrowings under the facility bear interest at the fixed rate of 10% per annum and were repaid in full in December 2003 out of the proceeds received from the sale of an office building. During 2003, the Company paid interest to OCM Fund II of approximately $42,000. The facility is secured by two land parcels located in California and New Jersey and matures on May 1, 2004.

Oaktree Capital Management, LLC (“Oaktree”) may be deemed to be the beneficial owner of 554,917 shares of the Company’s common stock, including 526,203 shares owned by OCM Fund II. Oaktree is the general partner of the OCM Fund II; accordingly, Oaktree may be deemed to beneficially own the shares owned by OCM Fund II. Oaktree disclaims any such beneficial ownership.

Russel S. Bernard, a Principal of Oaktree, and Sean F. Armstrong, a Managing Director of Oaktree, are also directors of Lodgian.

Loan/ Franchise agreements

The Company is subject to certain property maintenance and quality standard compliance requirements under its franchise agreements. The Company periodically receives notifications from its franchisors of events of non-compliance with such agreements. In the past, management has cured most cases of non-compliance within the applicable cure periods and the events of non-compliance did not result in events of default under the respective loan agreements. However, in selected situations and based on economic evaluations, management may elect to not comply with the franchisor requirements. In such situations, the Company will either select an alternative franchisor or operate the property independent of any franchisor (see Note 18).

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.     12.25% Cumulative Preferred Shares Subject to Mandatory Redemption

On November 25, 2002, we issued 5,000,000 shares of Preferred Stock (“Preferred Stock”) with a par value of $0.01 at $25.00 per share. Each share of Preferred Stock has a liquidation preference over our common stock. The dividend is cumulative, compounded annually and is payable at the rate of 12.25% per annum on November 21 of each year. As provided by the terms of the Preferred Stock, the first dividend was paid on November 21, 2003 by means of the issuance of additional shares of Preferred Stock, with fractional shares paid in cash. We thus issued 594,299 shares of Preferred Stock as dividends and paid cash dividends of approximately $18,500 for fractional shares. Preferred shares outstanding as of December 31, 2003 were 5,611,760. Changes in fair value of Lodgian’s common stock do not affect the settlement costs of the Preferred Stock. We expect to issue an additional 17,461 shares of Preferred Stock as dividends to those general unsecured creditors who have not yet received their shares of Preferred Stock. If any Preferred Stock is then outstanding, the board of directors will determine whether the dividends due November 21, 2004 and 2005 will be paid in cash or in kind via the issuance of additional shares of Preferred Stock. The Preferred Stock is subject to redemption at any time, at our option and to mandatory redemption on November 21, 2012. If we redeem the Preferred Stock prior to November 21, 2004, the redemption price will be 104% of the liquidation value per share of the Preferred Stock. The liquidation value will be $25.00 per share plus accrued dividends. The redemption price is reduced by 1% for each succeeding twelve-month period through November 20, 2007, after which the Preferred Stock is redeemable for the liquidation value. See Note 4.

On July 1, 2003, in accordance with SFAS No. 150, the Company reclassified the Preferred Stock to the liability section of its consolidated balance sheet and began presenting the related dividends in interest expense which totaled $8.1 million for the period July 1, 2003 to December 31, 2003. Prior to the adoption of SFAS No. 150, the Company presented the Preferred Stock between liabilities and equity in its consolidated balance sheet (called the “mezzanine” section) and reported the Preferred Stock dividend as a deduction from retained earnings with no effect on its results of operations. In accordance with SFAS No. 150, the Preferred Stock and the dividends for the period prior to July 1, 2003, have not been reclassified.

13.     Stockholders’ Equity

Pursuant to the Joint Plan of Reorganization, in addition to the Preferred Stock, the following securities became available for issuance in November 2002:

•	Common stock, 2,333,333 shares, par value $0.01.

•	Class A and B warrants

The common stock is subject to dilution by the Class A & Class B warrants, any incentive shares and any future shares (See Note 4).

The Class A warrants initially provide for the purchase of an aggregate of 503,546 shares of the common stock at an exercise price of $54.87 per share and expire on November 25, 2007.

The Class B warrants initially provide for the purchase of an aggregate of 343,122 shares of the common stock at an exercise price of $76.32 per share and expire on November 25, 2009. See Note 2 for stock based compensation awards made during the year ended December 31, 2003.

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.     Derivative Transactions

In order to manage its exposure to fluctuations in interest rates on its variable rate debt, the Company entered into three interest rate cap agreements as follows:

•	Two related to the exit financing obtained from Merrill Lynch Mortgage ($299.3 million and $302.7 million at December 31, 2003 and December 31, 2002, respectively), and

•	One related to the financing obtained from Lehman ($76.4 million at December 31, 2003).

The two interest rate cap agreements related to the Merrill Lynch Mortgage financing allowed the Company to obtain exit financing at floating rates and effectively cap those rates at LIBOR of 6.44% plus 2.36%, in the case of the senior debt, and LIBOR plus 8.25%, in the case of the mezzanine debt. When LIBOR exceeds 6.44%, the contracts require settlement of net interest receivable at specified intervals, which generally coincide with the dates on which interest is payable on the underlying debt. When LIBOR is below 6.44%, there is no settlement from the interest rate caps. The Company is exposed to interest rate risks on the exit financing debt for increases in LIBOR up to 6.44%. The one-month LIBOR as of December 31, 2003 was 1.13%. The notional principal amount of the interest rate caps outstanding was $302.2 million and $302.8 million at December 31, 2003 and December 31, 2002, respectively.

The interest rate cap agreement related to the Lehman financing allowed the Company to obtain financing at a partial floating rate and effectively caps the interest rate at LIBOR of 5.00% plus 5.25%. When LIBOR exceeds 5%, the contracts require settlement of net interest receivable at specified intervals, which generally coincide with the dates on which interest is payable on the underlying debt. When LIBOR is below 5.00%, there is no settlement from the interest rate cap. The Company is exposed to interest rate risks on the Lehman Financing for LIBOR of between 2% and 5%. The notional principal amount of the interest rate cap outstanding was $80 million at December 31, 2003.

These derivative financial instruments are viewed as risk management tools and are entered into for hedging purposes only. The Company does not use derivative financial instruments for trading or speculative purposes. However, the Company has not elected to follow the hedging requirements of SFAS No. 133.

The aggregate fair value of the three interest rate caps as of December 31, 2003 and the two interest rate caps at December 31, 2002 were approximately $15,000 and $100,000, respectively. The fair values of the interest rate caps are recognized in the accompanying balance sheet in other assets. Adjustments to the carrying values of the interest rate caps are reflected in interest expense.

The notional amounts of the two interest rate caps and their termination dates match the principal amounts and maturities of the outstanding amounts on these loans.

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.     INCOME TAXES

Provision (benefit) for income taxes for the Company is as follows:

	Year Ended December 31,

	2003 — Successor			2002 — See below			2001 — Predecessor

	Current	Deferred	Total	Current(1)	Deferred	Total	Current	Deferred	Total

	($ in thousands)
Federal	$—	$—	$—	$(430)	$—	$(430)	$—	$—	$—
State and local	178	—	178	(898)	—	(898)	2,829	—	2,829

	178	—	178	(1,328)	—	(1,328)	2,829	—	2,829
Less: Discontinued operations	—	—	—	1,200	—	1,200	—	—	—

	$178	$—	$178	$(128)	$—	$(128)	$2,829	$—	$2,829

(1)	This is comprised of (amounts in thousands):

	Successor	Predecessor

	November 23, to	January 1, to
	December 31, 2002	November 22, 2002

Federal	$—	$(430)
State and local	32	(930)

	32	(1,360)
Less:
Discontinued operations	—	1,200

	$32	$(160)

The components of the cumulative effect of temporary differences in the deferred income tax (liability) and asset balances at December 31, 2003 and 2002 are as follows:

	2003			2002

	Total	Current	Non-current	Total	Current	Non-current

	($ in thousands)
Property and equipment	$21,807	$—	$21,807	$40,609	$—	$40,609
Net operating loss carry forwards	104,911		104,911	79,909	—	79,909
Loan costs	1,224		1,224	—	—	—
Legal and workers’ compensation reserves	2,896	2,896		2,918	2,918	—
AMT and FICA credit carry forwards	2,342		2,342	2,092	—	2,092
Other operating accruals	1,506	1,506	—	2,301	2,301	—
COD reduction in other asset basis	—	—	—	(7,362)	(7,362)	—
Other	5,316		5,316	7,157	7,157	—

Total	140,002	4,402	135,600	127,624	5,014	122,610
Less valuation allowance	(140,002)	(4,402)	(135,600)	(127,624)	(5,014)	(122,610)

	$—	$—	$—	$—	$—	$—

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The difference between income taxes using the effective income tax rate and the federal income tax statutory rate of 34% is as follows:

	Successor		Predecessor

		November 23 to	January 1 to
	2003	December 31, 2002	November 22, 2002	2001

	($ in thousands)
Federal income tax provision (benefit) at statutory federal rate	$(13,292)	$(3,160)	$3,742	$(47,578)
State income tax (benefit), net	(1,876)	(732)	(12,929)	(6,717)
Effect of cancellation of debt	—	—	(40,848)	—
Non-deductible items	2,968	(74)	(1,932)	177
Change in valuation allowance	12,378	3,998	50,607	56,947

	178	32	(1,360)	2,829
Less discontinued operations	—	—	1,200	—

	$178	$32	$(160)	$2,289

At December 31, 2003, the Company had established a valuation allowance of $140.0 million to fully offset its net deferred tax asset. As a result of the Company’s history of losses, the Company believed that it was more likely than not that its net deferred tax asset would not be realized and, therefore, provided a valuation allowance to fully reserve against these amounts. Of this $140.0 million, $12.4 million and $54.6 million was generated in 2003 and 2002, respectively.

At December 31, 2003, the Company had available net operating loss carry forwards of approximately $270 million for federal income tax purposes, which will expire in 2004 through 2023. Under the Joint Plan of Reorganization and the Impac Plan of Reorganization, substantial amounts of net operating loss carryforwards were utilized to offset income from debt cancellations in 2002. Also, the Company’s reorganization under Chapter 11, resulted in an ownership change, as defined in Section 382 of the Internal Revenue Code. Consequently, the Company’s ability to use the net operating loss carryforwards to offset future income is subject to certain limitations. Due to these and other limitations, a portion or all of these net operating loss carryforwards could expire unused.

16.     Related Party Transactions

Richard Cartoon, the Company’s Executive Vice President and Chief Financial Officer between October 4, 2001 and October 13, 2003, is a principal in a business that the Company retained in October 2001 to provide Richard Cartoon’s services as Chief Financial Officer and other restructuring support and services. In addition to amounts paid for Richard Cartoon’s services as Executive Vice President and Chief Financial Officer, the Company was billed as follows, for other support and services provided by associates of Richard Cartoon, LLC:

(In thousands)
Predecessor year ended December 31, 2001	$90
Predecessor period January 1, 2002 to November 22, 2002	357
Successor period November 23, 2002 to December 31, 2002	22
Successor year ended December 31, 2003	225

Richard Cartoon, LLC continues to provide restructuring and other support to the Company.

See Note 11 regarding the $2.0 million revolving loan from OCM Fund II to the Company.

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.     Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per common share:

	Successor		Predecessor

		November 23, 2002 to	January 1, 2002 to
	2003	December 31, 2002	November 2002	2001

	($ in thousands, except per share data)
Basic and diluted loss per share:
Numerator:
(Loss) income — continuing operations	$(27,074)	$(6,745)	$16,999	$(87,537)
Loss from discontinued operations, net of taxes	(4,603)	(2,581)	(4,633)	(55,227)

Net (loss) income	(31,677)	(9,326)	12,366	(142,764)
Preferred stock dividend	(7,594)	(1,510)	—	—

Net (loss) income attributable to common stock	(39,271)	(10,836)	12,366	(142,764)

(Loss) income — continuing operations	(27,074)	(6,745)	16,999	(87,537)
Preferred stock dividend	(7,594)	(1,510)	—	—

(Loss) income from continuing operations attributable to common stock before discontinued operations	$(34,668)	$(8,255)	$16,999	$(87,537)

Denominator:
Denominator for basic and diluted loss per share — weighted-average shares	2,333	2,333	28,480	28,350

Basic and diluted loss per common share:
(Loss) income — continuing operations	$(11.60)	$(2.89)	$0.60	$(3.09)
Loss from discontinued operations, net of taxes	(1.98)	(1.11)	(0.17)	(1.95)

Net (loss) income	(13.58)	(4.00)	0.43	(5.04)

Net (loss) income attributable to common stock	(16.83)	(4.64)	0.43	(5.04)

(Loss) income from continuing operations attributable to common stock before discontinued operations	$(14.86)	$(3.54)	$0.60	$(3.09)

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The computation of diluted loss per share for the Successor year ended December 31, 2003, as calculated above, did not include the shares associated with the assumed conversion of the restricted stock (66,666 shares), stock options (options to acquire 157,575 shares of common stock), and Class A and Class B warrants (rights to acquire 503,546 and 343,122 shares of common stock, respectively) because their inclusion would have been antidilutive.

The computation of diluted loss per share for the Successor period November 23, 2002 to December 31, 2002, as calculated above, did not include the shares associated with the assumed conversion of the Class A and Class B warrants (rights to acquire 503,546 and 343,122 shares of common stock, respectively) because their inclusion would have been antidilutive.

The computation of diluted loss per share for the Predecessor periods January 1, 2002 to November 22, 2002, and year ended December 31, 2001, as calculated above, did not include shares associated with the assumed conversion of the CRESTS (8,169,935 shares) or stock options because their inclusion would also have been antidilutive.

18.     Commitments and Contingencies

Fourteen of the Company’s hotels are subject to long-term ground leases, parking and other leases expiring from 2004 through 2075 which provide for minimum payments as well as incentive rent payments. In addition, most of the Company’s hotels have non-cancellable operating leases, mainly for operating equipment. Lease expense for the non-cancellable ground, parking and other leases were as follows:

	Continuing	Discontinued	Total
	Operations	Operations	Operations

	(In thousands)
Predecessor year ended December 31, 2001	$3,609	$743	$4,352
Predecessor period January 1, 2002 to November 22, 2002	3,079	618	3,697
Successor period November 23, 2002 to December 31, 2002	378	124	502
Successor year ended December 31, 2003	4,002	696	4,698

At December 31, 2003, the future minimum commitments for non-cancellable ground and parking leases were as follows (amounts in thousands):

2004	$3,320
2005	3,339
2006	3,355
2007	3,361
2008	3,398
Thereafter	98,012

$114,785

The Company has entered into franchise agreements with various hotel chains which require annual payments for license fees, reservation services and advertising fees. The license agreements generally have original terms of between 10 and 20 years. The franchisors may require the Company to upgrade its facilities at any time to comply with its then current standards. Upon the expiration of the term of a franchise, the Company may apply for a franchise renewal. In connection with the renewal of a franchise, the franchisor may require payment of a renewal fee, increase license, reservation and advertising fees, as

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

well as substantial renovation of the facility. Costs incurred in connection with these agreements for the year ended December 31, 2003 and the comparative periods were:

	Continuing	Discontinued	Total
	operations	operations	operations

	($ in thousands)
Predecessor year ended December 31, 2001	$22,531	$6,053	$28,584
Predecessor period January 1, 2002 to November 22, 2002	19,398	4,926	24,324
Successor period November 23, 2002 to December 31, 2002	1,598	377	1,975
Successor year ended December 31, 2003	20,569	3,816	24,385

As of March 1, 2004, the Company had been notified that it was not in compliance with some of the terms of ten of its franchise agreements and had received default and termination notices from franchisors with respect to an additional five hotels.

In addition, as part of its bankruptcy reorganization proceedings, the Company entered into stipulations with each of its major franchisors setting forth a timeline for completion of capital expenditures for some of its hotels. The Company has not completed the required capital expenditures for 35 hotels in accordance with the stipulations and estimates that completing those improvements will cost $26.1 million. Under the stipulations, the applicable franchisors could therefore seek to declare certain franchise agreements in default and, in certain circumstances, seek to terminate the franchise agreement.

With the exception of one hotel held for sale, the Company believes that it will cure the noncompliance and defaults on these hotels before the applicable termination dates. If a franchise agreement is terminated, The Company generally will either select an alternative franchisor or operate the hotel independently of any franchisor. However, terminating or changing the franchise affiliation of a hotel could require the Company to incur significant expenses, including liquidated damages, and capital expenditures.

The franchise agreements are subject to termination in the event of a default, including the failure to operate the hotel in accordance with the quality standards and specification of the licensors. The Company believes that the loss of a franchise for any individual hotel would not have a material adverse effect on its financial condition and results of operations.

The Company has maintenance agreements, primarily on a one to three year basis, which resulted in the following expenses:

	Continuing	Discontinued	Total
	operations	operations	operations

	($ in thousands)
Predecessor year ended December 31, 2001	$3,260	$1,249	$4,509
Predecessor period January 1, 2002 to November 22, 2002	2,130	874	3,004
Successor period November 23, 2002 to December 31, 2002	221	96	317
Successor year ended December 31, 2003	3,690	932	4,622

As of December 31, 2003, the Company had issued two irrevocable letters of credit totaling $3.6 million as guarantees to Zurich American Insurance Company and Donlen Fleet Management Services. These letters of credit will expire in November 2004 but may require renewal beyond that date. All letters of credit are backed by the Company’s cash (classified as restricted cash in the accompanying Consolidated Balance Sheet).

The Company is self-insured up to certain limits with respect to employee medical, employee dental, property insurance, general liability insurance, personal injury claims, workers’ compensation and auto liability. The Company establishes liabilities for these self-insured obligations annually, based on actuarial valuations and its history of claims. If these claims escalate beyond the Company’s expectations, this could

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

cause a negative impact on its future financial condition and results of operations. As of December 31, 2003 and December 31, 2002, the Company had accrued approximately $10.0 million and $9.1 million for these liabilities.

The Company is party to legal proceedings arising in the ordinary course of business. The outcome of these matters is uncertain. However, management believes that these matters will be resolved without a material adverse effect on the Company’s financial position or results of operations. Certain of these claims are limited to the amounts available under the Company’s disputed claims reserve.

19.     Employee Retirement Plans

The Company makes contributions to several multi-employer pension plans for employees of various subsidiaries covered by collective bargaining agreements. These plans are not administered by the Company and contributions are determined in accordance with provisions of negotiated labor contracts. Certain withdrawal penalties may exist, the amount of which are not determinable at this time. The cost of pension contributions (for unionized and one group of non-union employees) were:

	Continuing	Discontinued	Total
	Operations	Operations	Operations

	($ in thousands)
Predecessor year ended December 31, 2001	$269	$—	$269
Predecessor period January 1, 2002 to November 22, 2002	185	—	185
Successor period November 23, 2002 to December 31, 2002	27	—	27
Successor year ended December 31, 2003	260	—	260

The Company adopted a 401(k) plan for the benefit of its non-union and one group of union employees under which participating employees may elect to contribute up to 10% (increased to 15% as of January 1, 2003) of their compensation. The Company matches an employee’s elective contributions to the 401(k) plan, subject to certain conditions. These employer contributions vest immediately. Contributions to the 401(K) plan made by the Company were:

	Continuing	Discontinued	Total
	Operations	Operations	Operations

	($ in thousands)
Predecessor year ended December 31, 2001	$410	$—	$410
Predecessor period January 1, 2002 to November 22, 2002	254	76	330
Successor period November 23, 2002 to December 31, 2002	35	10	45
Successor year ended December 31, 2003	601	76	677

20.     Subsequent Event

Of the 18 hotels which were held for sale at December 31, 2003, four were sold between January 1, 2004 and March 1, 2004. Summarized below is certain financial data related to these four hotels:

($ in thousands)
Aggregate sales price	$11,525
Carrying values of property, plant & equipment as of December 31, 2003	7,325
Long-term debt as of December 31, 2003	7,187
Total revenues for the year ended December 31, 2003	9,639
Total operating expenses for the year ended December 31, 2003	9,571

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.     Selected Quarterly Financial Data, Unaudited

The following table summarizes unaudited quarterly financial data (amounts have been restated, as appropriate, to give effect to discontinued operations):

	Successor

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

	($ in thousands, except per share data)
Year Ended December 31, 2003:
Revenues — continuing operations	$73,292	$82,738	$81,699	$73,685
Operating expenses — continuing operations	71,414	75,418	73,740	82,213
Loss — continuing operations	(5,521)	(330)	(3,597)	(17,626)
(Loss) income from discontinued operations, net of taxes	(3,563)	(2,111)	(49)	1,120
Net loss	(9,084)	(2,441)	(3,646)	(16,506)
Net loss attributable to common stock	(12,860)	(6,259)	(3,646)	(16,506)
Basic and diluted income (loss) per common share:
Loss — continuing operations	$(2.37)	$(0.15)	$(1.53)	$(7.56)
(Loss) income from discontinued operations, net of taxes	(1.53)	(0.90)	(0.03)	0.48
Net loss	(3.90)	(1.05)	(1.56)	(7.08)
Net loss attributable to common stock	(5.52)	(2.67)	(1.56)	(7.08)

	Predecessor				Successor

	First	Second	Third	October 1, to	November 23 to
	Quarter	Quarter	Quarter	November 22, 2002	December 31, 2002

	($ in thousands, except per share data)
Year Ended December 31, 2002:
Revenues — continuing operations	$76,615	$89,532	$83,508	$49,612	$25,306
Operating expenses — continuing operations	73,416	78,394	76,720	44,241	29,668
(Loss) income — continuing operations	(10,569)	4,008	(3,990)	27,550	(6,745)
(Loss) income — discontinued operations, net of taxes	(3,861)	(545)	(567)	340	(2,581)
Net (loss) income	(14,430)	3,463	(4,557)	27,890	(9,326)
Net (loss) income attributable to common stock	(14,430)	3,463	(4,557)	27,890	(10,836)
Basic and diluted income (loss) per common share:
(Loss) income — continuing operations	$(0.37)	$0.14	$(0.14)	$0.97	$(2.89)
(Loss) income from discontinued operations, net of taxes	(0.14)	(0.02)	(0.02)	0.01	(1.11)
Net (loss) income	(0.51)	0.12	(0.16)	0.98	(4.00)
Net (loss) income attributable to common stock	(0.51)	0.12	(0.16)	0.98	(4.64)

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22.     Reverse Stock Split

On April 27, 2004, the Board of Directors authorized a reverse stock split of the common stock in a ratio of one-for-three (1:3). The par value of the common stock was not affected by the reverse split and remains at $.01 per share after the reverse stock split. Consequently, the aggregate par value of the issued common stock was reduced by reclassifying the par value amount of the reversed common shares from Common Stock to Additional Paid-In Capital for all periods presented. The record date for the reverse split was April 29, 2004 and the new common stock began trading under the split adjustment on April 30, 2004. All share amounts for common stock, warrants, stock options, and all earnings per share computations have been retroactively adjusted to reflect this change in the capital structure for the Successor Company.

LODGIAN, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2004	December 31, 2003

	(Unaudited in thousands,
	except share data)
ASSETS
Current assets:
Cash and cash equivalents	$12,662	$10,897
Cash, restricted	7,447	7,084
Accounts receivable (net of allowances: 2004 — $730; 2003 — $689)	11,483	8,169
Inventories	5,666	5,609
Prepaid expenses and other current assets	16,670	17,068
Assets held for sale	55,788	68,567

Total current assets	109,716	117,394
Property and equipment, net	561,461	563,818
Deposits for capital expenditures	13,577	15,782
Other assets, net	11,039	12,180

	$695,793	$709,174

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$7,456	$7,131
Other accrued liabilities	32,401	31,432
Advance deposits	3,133	1,882
Current portion of long-term debt	18,971	16,563
Liabilities related to assets held for sale	47,340	57,948

Total current liabilities	109,301	114,956
Long-term debt:
12.25% Cumulative preferred shares subject to mandatory redemption	146,462	142,177
Long-term obligations	404,044	409,115

Total long-term debt	550,506	551,292

Total liabilities	659,807	666,248
Minority interests	2,467	2,320
Commitments and contingencies
Stockholders’ equity:
Common stock, $.01 par value, 30,000,000 shares authorized; 2,333,832 and 2,333,591 issued and outstanding at March 31, 2004 and December 31, 2003, respectively	23	23
Additional paid-in capital	89,878	89,874
Unearned stock compensation	(458)	(508)
Accumulated deficit	(57,193)	(50,107)
Accumulated other comprehensive income	1,269	1,324

Total stockholders’ equity	33,519	40,606

	$695,793	$709,174

See notes to condensed consolidated financial statements.

LODGIAN, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended

	March 31, 2004	March 31, 2003

	(Unaudited in thousands, except
	per share data)
Revenues:
Rooms	$57,563	$53,914
Food and beverage	16,488	16,607
Other	2,754	2,858

	76,805	73,379

Operating expenses:
Direct:
Rooms	16,018	15,363
Food and beverage	11,534	11,734
Other	1,972	1,938

	29,524	29,035

	47,281	44,344
Other operating expenses:
General, administrative and other	34,236	35,106
Depreciation and amortization	6,805	7,422

Other operating expenses	41,041	42,528

	6,240	1,816
Other income (expenses):
Interest income and other	43	83
Interest expense:
Preferred stock dividend	(4,285)	—
Other interest expense (contractual interest: $8.2 million and $6.8 million for the three months ended March 31, 2004 and 2003, respectively)	(8,159)	(6,279)

Loss before income taxes, reorganization items and minority interests	(6,161)	(4,380)
Reorganization items	—	(1,237)

Loss before income taxes and minority interest	(6,161)	(5,617)
Minority interests	(147)	(148)

Loss before income taxes — continuing operations	(6,308)	(5,765)
Provision for income taxes — continuing operations	(76)	(76)

Loss — continuing operations	(6,384)	(5,841)

Discontinued operations:
Loss from discontinued operations before income taxes	(702)	(3,243)
Income tax provision	—	—

Loss from discontinued operations	(702)	(3,243)

Net loss	(7,086)	(9,084)
Preferred stock dividend	—	(3,776)

Net loss attributable to common stock	$(7,086)	$(12,860)

Basic and diluted loss per common share:
Net loss attributable to common stock	$(3.04)	$(5.51)

See notes to condensed consolidated financial statements.

LODGIAN, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

						Accumulated
	Common Stock		Additional	Unearned		Other	Total
			Paid-in	Stock	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Capital	Compensation	Deficit	Loss (Net of Tax)	Equity

	(In thousands, except share data)
Balance December 31, 2003	2,333,591	$23	$89,874	$(508)	$(50,107)	$1,324	$40,606
Amortization of unearned stock compensation	—	—	—	50	—	—	50
Exercise of stock options	241	—	4	—	—	—	4
Comprehensive loss:
Net loss	—	—	—	—	(7,086)	—	(7,086)
Currency translation adjustments (related taxes estimated at nil)	—	—	—	—	—	(55)	(55)

Total comprehensive loss		—	—	—	—	—	(7,141)

Balance March 31, 2004	2,333,832	$23	$89,878	$(458)	$(57,193)	$1,269	$33,519

The comprehensive loss for the three months ended March 31, 2003 was $8.7 million.

See notes to condensed consolidated financial statements.

LODGIAN, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended

	March 31,	March 31,
	2004	2003

	(Unaudited in
	thousands)
Operating activities:
Net loss	$(7,086)	$(9,084)
Less: loss from discontinued operations	702	3,243

Loss — continuing operations	(6,384)	(5,841)
Adjustments to reconcile loss from continuing operations to net cash provided by operating activities:
Depreciation and amortization	6,805	7,422
Amortization of unearned stock compensation	50	—
Preferred stock dividends	4,285	—
Minority interests	147	148
Write-off and amortization of deferred financing costs	1,457	594
Other	209	184
Changes in operating assets and liabilities:
Accounts receivable, net of allowances	(3,314)	(2,275)
Inventories	(57)	20
Prepaid expenses, other assets and restricted cash	422	10,833
Accounts payable	594	(55)
Other accrued liabilities	2,894	(3,508)
Advance deposits	1,251	1,062

Net cash provided by operating activities from continuing operations	8,359	8,584
Net cash used in operating activities from discontinued operations	(2,246)	(2,269)

Net cash provided by operating activities	6,113	6,315

Investing activities:
Capital improvements	(5,001)	(10,309)
Net proceeds from disposition of discontinued operations	13,983	—
Withdrawals of deposits for capital expenditures	2,205	6,176
Other	(42)	(357)

Net cash provided by (used in) investing activities	11,145	(4,490)

Financing activities:
Proceeds from exercise of stock options	4	—
Principal payments on long-term debt	(14,936)	(2,396)
Payments of deferred financing costs	(561)	(352)

Net cash used in financing activities	(15,493)	(2,748)

Effect of exchange rate changes on cash	—	—
Net increase in cash and cash equivalents	1,765	(923)
Cash and cash equivalents at beginning of period	10,897	10,875

	$12,662	$9,952

Supplemental cash flow information:
Cash paid during the period for:
Interest, net of the amounts capitalized shown below	$7,561	$6,432
Interest capitalized	75	216
Income taxes, net of refunds	234	—
Supplemental disclosure of non-cash investing and financing activities:
Net non-cash debt increase (decrease)	44	(15,922)
Issuance of promissory notes as consideration for taxation liabilities	2,369	—

See notes to consolidated financial statements.

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Throughout these unaudited condensed consolidated financial statements, we will use the terms Lodgian, “we”, “our”, and “us”, to refer to Lodgian, Inc. and unless the context otherwise requires or expressly states, our subsidiaries).

1.	Business Summary

We are one of the largest independent owners and operators of full-service hotels in the United States in terms of our number of guest rooms and gross annual revenues, as reported by Hotel & Motel Management Magazine in September 2003. We are considered an independent owner and operator because we do not operate our hotels under our own name. We operate substantially all of our hotels under nationally recognized brands, such as “Crowne Plaza,” “Holiday Inn” and “Marriott.” As of May 10, 2004, we operated 88 hotels with an aggregate of 16,627 rooms, located in 30 states and Canada. Of the 88 hotels, 78 hotels, with an aggregate of 14,348 rooms, are part of our continuing operations, while 10 hotels, with an aggregate of 2,279 rooms, are held for sale. Our portfolio of 88 hotels consists of:

•	83 hotels that we wholly own and operate through subsidiaries;

•	four hotels that we operate in joint ventures in which we have a 50% or greater voting equity interest and exercise control; and

•	one hotel that we operate in a joint venture in which we have a 30% non-controlling equity interest.

We consolidate all of these hotels in our financial statements, other than the one hotel in which we hold a non-controlling equity interest and which we account for under the equity method.

Our hotels are primarily full-service properties that offer food and beverage services, meeting space and banquet facilities and compete in the midscale and upscale market segments of the lodging industry. As of May 10, 2004, we operated all but three of our hotels under franchises obtained from nationally recognized hospitality franchisors. We operated 60 of our hotels under franchises obtained from InterContinental Hotels Group as franchisor of the Crowne Plaza, Holiday Inn, Holiday Inn Select and Holiday Inn Express brands. We operated 15 of our hotels under franchises from Marriott International as franchisor of the Marriott, Courtyard by Marriott, Fairfield Inn by Marriott and Residence Inn by Marriott brands. We operate another 10 hotels under other nationally recognized brands. We believe that these strong national brands afford us many benefits such as guest loyalty and market share premiums.

2.	General

Our condensed consolidated financial statements include the accounts of Lodgian, Inc., its wholly-owned subsidiaries and four joint ventures in which Lodgian, Inc. has a controlling financial interest (owns a 50% or greater voting equity interest and exercises control). We believe we have control of the joint ventures when we manage and have control of the joint ventures’ assets and operations. We report the third party partners’ share of the net income or loss of these joint ventures and their share of the joint ventures’ equity as minority interest. We include in other assets our investment in the hotel in which we hold a minority interest and which we account for under the equity method. We report our share of the income or loss of this minority-owned hotel as part of interest income and other. All significant intercompany accounts and transactions have been eliminated in consolidation.

The accounting policies which we follow for quarterly financial reporting are the same as those which we disclosed in Note 1 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K (“Form 10-K”) for the year ended December 31, 2003.

During 2003, we developed a portfolio improvement strategy which was consistent with our goals of operating a portfolio of profitable, well-maintained and appealing hotels at superior locations in strong

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

markets. In accordance with this strategy and our efforts to reduce debt and interest costs, we identified 19 hotels, one office building and three land parcels for sale. Between November 1, 2003 and May 10, 2004, we sold the office building and nine of the nineteen hotels. As of May 10, 2004, our portfolio consisted of 88 hotels, 78 of which represent our continuing portfolio (including one hotel in which we have a non-controlling equity interest which we do not consolidate).

In our opinion, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting primarily of normal recurring adjustments, necessary to present fairly our financial position as of March 31, 2004, the results of our operations for the three months ended March 31, 2004 and 2003 and our cash flows for the three months ended March 31, 2004 and 2003. Our results for interim periods are not necessarily indicative of our results for the entire year. You should read these financial statements in conjunction with our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2003.

As we prepare our financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP), we reclassify certain prior period amounts to conform to the current period’s presentation. We also make estimates and assumptions which affect:

•	the reported amounts of assets and liabilities;

•	the reported amounts of revenues and expenses during the reporting period; and

•	the disclosures of contingent assets and liabilities at the date of our financial statements.

Our actual results could differ from our estimates.

Reverse Stock Split

On April 27, 2004, our Board of Directors authorized a reverse stock split of our common stock in a ratio of one-for-three (1:3). The reverse split affected all of our issued and outstanding common shares, warrants and stock options. The record date for the reverse split was April 29, 2004 and our new common stock began trading under the split adjustment on April 30, 2004.

Fractional shares which resulted from the reverse stock split are payable in cash. Each holder of a fractional share of common stock after the effective date of the reverse split has been or will be paid cash equal to the product of (i) the average of the closing prices of the common stock for the last ten trading days prior to April 30, 2004, multiplied by (ii) the fraction of a share of common stock held by such holder.

All amounts for common stock, warrants, stock options, and all earnings per share computations have been retroactively adjusted to reflect this change in our capital structure.

3.	Stock-based Compensation

As disclosed in Note 2 above, on April 27, 2004, our Board of Directors authorized a reverse stock split of our common stock in a ratio of one-for-three (1:3). All stock option disclosures below have been retroactively adjusted to reflect the reverse stock split.

As we previously disclosed in our Annual Report on Form 10-K for the year ended December 31, 2003, on November 25, 2002, we adopted a new stock incentive plan which replaced the Option Plan previously in place. In accordance with the Stock Incentive Plan, we can grant awards to acquire up to 353,333 shares of common stock to our directors, officers, or other key employees or consultants as determined by a committee appointed by our Board of Directors. Awards may consist of stock options, stock appreciation rights, stock awards, performance share awards, section 162(m) awards or other awards determined by the committee. We cannot grant stock options pursuant to the Stock Incentive Plan at an exercise price which

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

is less than 100% of the fair market value per share on the date of the grant. Vesting, exercisability, payment and other restrictions pertaining to any awards made pursuant to the Stock Incentive Plan are determined by the Committee. At our 2004 annual meeting, stockholders approved an amendment and restatement of the Stock Incentive Plan to, among other things, increase the number of shares of common stock available for issuance thereunder by 29,667 immediately and, in the event we consummate a firm commitment, underwritten public offering of our common stock, by an additional amount to be determined pursuant to a formula.

We present below a summary of our stock option plan and the restricted stock units activity under the plan for the three months ended March 31, 2004:

		Weighted Average
	Options	Exercise Price

Balance, December 31, 2003	157,529	$13.92
Exercised	(241)	15.21
Forfeited	(3,164)	15.21

Balance, March 31, 2004	154,124	$13.89

Restricted
Stock Units

Balance, December 31, 2003	66,666
Issued	—
Forfeited	—

Balance, March 31, 2004	66,666 (1)

(1)	At March 31, 2004, none of the restricted stock had vested.

In the following table, we summarize information for options outstanding and exercisable at March 31, 2004:

	Options Outstanding			Options Exercisable

		Weighted Average	Weighted Average		Weighted Average
Range of Prices	Number	Remaining Life (in Years)	Exercise Prices	Number	Exercise Prices

$9.00 to $10.50	33,333	9.3	$9.00	—	$9.00
$10.53 to $15.21	113,625	9.4	$15.21	37,924	$15.21
$15.24 to $15.66	7,166	9.5	$15.66	2,389	$15.66

	154,124	9.4	$13.89	40,313	$15.24

We account for stock option grants in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Under APB No. 25, if the exercise price of our employee stock options is equal to the market price of the underlying stock on the date of grant, no compensation expense is recognized. Under Statement of Financial Accounting Standard (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” (as amended by SFAS No. 148) compensation cost is measured at the grant date based on the estimated value of the award and is recognized over the service (or vesting) period. The income tax benefit, if any, associated with the exercise of stock options is credited to additional paid-in capital.

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Had the compensation cost of our Stock Option Plan been recognized under SFAS No. 123, based on the fair market value at the grant dates, our pro forma net loss and net loss per share would have been as follows:

	Three Months Ended

	March 31, 2004	March 31, 2003(1)

Loss — continuing operations
As reported	$(6,384)	$(5,841)
Pro forma	(6,509)	(5,841)
Loss from discontinued operations, net of taxes
As reported	(702)	(3,243)
Pro forma	(702)	(3,243)
Net loss:
As reported	(7,086)	(9,084)
Pro forma	(7,211)	(9,084)
Net loss attributable to common stock
As reported	(7,086)	(12,860)
Pro forma	(7,211)	(12,860)
Loss from continuing operations attributable to common stock before discontinued operations
As reported	(6,384)	(9,617)
Pro forma	(6,509)	(9,617)
Basic and diluted loss per common share:
Loss — continuing operations
As reported	$(2.74)	$(2.50)
Pro forma	(2.78)	(2.50)
Loss from discontinued operations, net of taxes
As reported	(0.30)	(1.39)
Pro forma	(0.30)	(1.39)
Net loss
As reported	(3.04)	(3.89)
Pro forma	(3.08)	(3.89)
Net loss attributable to common stock
As reported	(3.04)	(5.51)
Pro forma	(3.08)	(5.51)
Loss from continuing operations attributable to common stock before discontinued operations
As reported	(2.74)	(4.12)
Pro forma	(2.78)	(4.12)

(1)	There were no options outstanding between January 1, 2003 and March 31, 2003.

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Discontinued Operations

As discussed above, during 2003, we identified 19 hotels, one office building and three land parcels for sale as part of our portfolio improvement strategy, and in our efforts to reduce debt and interest costs. Between November 1, 2003 and May 10, 2004, we sold nine of the nineteen hotels and the office building for an aggregate sales price of $48.3 million. From the sale of these assets, we paid down debt of approximately $35.5 million.

In accordance with SFAS No. 144, we have included the assets sold during 2003 and 2004 as well as the assets held for sale at March 31, 2004 (including any related impairment charges) in Discontinued Operations in the Consolidated Statements of Operations. The assets held for sale at March 31, 2004 and December 31, 2003 and the liabilities related to these assets are separately disclosed in the Condensed Consolidated Balance Sheets. Where the carrying values of the assets held for sale exceeded the estimated fair values, net of selling costs, we reduced the carrying values and recorded impairment charges. We determine fair values using quoted market prices, when available, or other accepted valuation techniques. During the three months ended March 31, 2004, we recorded impairment charges of $2.2 million on assets held for sale. Where the estimated selling prices, net of selling costs, of assets held for sale exceeded the carrying values, we did not increase the carrying values of the assets. Among other criteria, we classify an asset as held for sale if we expect to dispose of it within one year.

At March 31, 2004, 13 hotels and three land parcels were held for sale. At December 31, 2003, 18 hotels and three land parcels were held for sale. The following condensed combined table summarizes the assets and liabilities relating to the properties identified as held for sale as of March 31, 2004 and December 31, 2003:

	March 31,	December 31,
	2004	2003

	(Unaudited in thousands)
ASSETS
Accounts receivable, net of allowances	$1,066	$1,252
Inventories	1,076	1,377
Prepaid expenses and other current assets	1,733	1,039
Property and equipment, net	49,582	61,624
Other assets	2,331	3,275

	$55,788	$68,567

LIABILITIES
Accounts payable	$1,199	$1,234
Other accrued liabilities	2,276	3,120
Advance deposits	571	390
Current portion of long-term debt	567	771
Long-term debt	42,727	52,433

Total liabilities	$47,340	$57,948

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The condensed combined results of operations of the properties classified as Discontinued Operations as of March 31, 2004 were as follows:

	Three Months Ended

	March 31,	March 31,
	2004	2003

	(Unaudited in
	thousands)
Revenues:
Rooms	$7,944	$9,134
Food and beverage	2,318	2,359
Other	478	793

	10,740	12,286

Operating expenses:
Direct:
Rooms	2,696	3,196
Food and beverage	1,834	2,028
Other	385	598

	4,915	5,822

	5,825	6,464
Other operating expenses:
General, administrative and other	6,063	7,750
Depreciation and amortization	133	1,447
Impairment of long-lived assets	2,153	—

Other operating expenses	8,349	9,197

	(2,524)	(2,733)
Interest expense	(1,185)	(510)
Gain on asset dispositions	3,007	—

Loss before income taxes	(702)	(3,243)
Provision for income taxes	—	—

Net loss	$(702)	$(3,243)

5.	Cash, Restricted

Our restricted cash as of March 31, 2004 consists of amounts reserved for letter of credit collateral, a deposit required by our bankers and cash reserved pursuant to certain loan agreements.

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

	Three Months Ended

	March 31,	March 31,
	2004	2003

	(Unaudited in
	thousands, except per
	share data)
Basic and diluted loss per share:
Numerator:
Loss — continuing operations	$(6,384)	$(5,841)
Loss from discontinued operations, net of taxes	(702)	(3,243)

Net loss	(7,086)	(9,084)
Preferred stock dividend	—	(3,776)

Net loss attributable to common stock	(7,086)	(12,860)

Loss — continuing operations	(6,384)	(5,841)
Preferred stock dividend	—	(3,776)

Loss from continuing operations attributable to common stock before discontinued operations	$(6,384)	$(9,617)

Denominator:
Denominator for basic and diluted loss per share — weighted-average shares	2,334	2,333

Basic and diluted loss per common share:
Loss — continuing operations	$(2.74)	$(2.50)
Loss from discontinued operations, net of taxes	(0.30)	(1.39)

Net loss	(3.04)	(3.89)

Net loss attributable to common stock	(3.04)	(5.51)

Loss from continuing operations attributable to common stock before discontinued operations	$(2.74)	$(4.12)

We did not include the shares associated with the assumed conversion of the restricted stock units (66,666 shares) or the exercise of stock options (options to acquire 154,124 shares of common stock) and A and B warrants (rights to acquire 503,546 and 343,122 shares of common stock, respectively) in the computation of diluted loss per share for the period ended March 31, 2004 because their inclusion would have been antidilutive. We did not include the shares associated with the exercise of the A and B warrants (rights to acquire 503,546 and 343,122 shares of common stock, respectively) in the computation of diluted loss per share for the period ended March 31, 2003 because their inclusion would have been antidilutive.

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Other Accrued Liabilities

At March 31, 2004 and December 31, 2003, other accrued liabilities consisted of the following:

	March 31, 2004	December 31, 2003

	(Unaudited in thousands)
Salaries and related costs	$17,760	$16,211
Property and sales taxes	10,950	9,427
Professional fees	420	570
Provision for state income taxes	320	2,361
Franchise fee accrual	1,667	1,115
Accrued interest	491	526
Accrual for allowed claims	179	186
Other	614	1,036

	$32,401	$31,432

8.	Debt

Substantially all of our property and equipment are pledged as collateral for long-term obligations. Certain of our mortgage notes are subject to a prepayment or yield maintenance penalty if we repay them prior to their maturity. Set forth below, by debt pool, is a summary of our debt at March 31, 2004 along with the applicable interest rates and the related carrying values of the property, plant and equipment which collateralize these debts:

		March 31, 2004

	Number	Property, Plant	Debt	Interest
	of Hotels	and Equipment, net	Obligations	Rates

		(1)	(1)

		(Unaudited in thousands)
Exit financing
Merrill Lynch Mortgage Lending, Inc. — Senior			$210,160	LIBOR plus 2.36%
Merrill Lynch Mortgage Lending, Inc. — Mezzanine			81,010	LIBOR plus 8.79%

Merrill Lynch Mortgage Lending, Inc. — Total	53	$391,249	291,170
Computershare Trust Company of Canada	1	13,874	7,391	7.88%
Lehman financing
Lehman Brothers Holdings, Inc.	15	65,141	71,071	Higher of LIBOR plus 5.25% or 7.25%
Other financing
Column Financial, Inc.	9	61,505	26,761	10.59%
Lehman Brothers Holdings, Inc.	5	37,976	23,292	$16,414 at 9.40%; $6,878 at 8.90%
JP Morgan Chase Bank	2	8,806	10,516	7.25%
DDL Kinser	1	3,166	2,360	8.25%
First Union Bank	1	4,353	3,345	9.38%
Column Financial, Inc.	1	7,762	8,847	9.45%

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		March 31, 2004

	Number	Property, Plant	Debt	Interest
	of Hotels	and Equipment, net	Obligations	Rates

		(1)	(1)

		(Unaudited in thousands)
Column Financial, Inc.	1	6,082	3,173	10.74%
Robb Evans, Trustee	1	6,661	6,958	Prime plus 4.00%

Total — other financing	21	136,311	85,252

	90	606,575	454,884	6.4%(2)
Long-term debt — other
Deferred interest — long-term	—	—	4,288
Deferred rent on a long-term ground lease	—	—	2,549
Tax notes issued pursuant to our Joint Plan of Reorganization	—	—	4,014
Other	—	—	574

	—	—	11,425

Property, plant and equipment — other	—	4,468	—

	90	611,043	466,309
Held for sale	(13)	(49,582)	(43,294)

Total March 31, 2004	77	$561,461	$423,015

(1)	Debt obligations and property, plant and equipment of one hotel in which we have a non-controlling equity interest that we do not consolidate are excluded from the table above.

(2)	The 6.4% in the table above represents our annual weighted average cost of debt at March 31, 2004.

Exit Financing

The Merrill Lynch Mortgage senior and mezzanine debt agreements provide that when either (i) the debt yield for the trailing 12-month period is below 13.25% during year ending November 2004 (and if the loan is extended, 13.50%, 13.75% and 14.00% during each of the next three years of the loan, respectively) or (ii) the debt service coverage ratio is below 1.20x, excess cash flows produced by the mortgaged hotels (after payment of operating expenses, management fees, required reserves, loan service fees, principal and interest) must be deposited in a restricted cash account. These funds can be used for the prepayment of aggregate outstanding borrowings, capital expenditures reasonably approved by the lender, and up to an aggregate of $3.0 million of scheduled principal and interest payments due under these agreements. Funds would no longer be deposited into the restricted cash account if the debt yield and the debt service coverage ratio are sustained above the minimum requirements for three consecutive months. On March 31, 2003, the debt yield for the hotels securing the debt fell below the then applicable 12.75% minimum threshold and, therefore, the excess cash flow produced by the hotels securing the debt was retained in the restricted cash account starting on May 1, 2003. Between the inception date of the loan and May 10, 2004, $9.1 million was released from the restricted cash account for capital expenditures and scheduled interest and principal payments. As of May 10, 2004, $3.4 million was being retained in the restricted cash account. At March 31, 2004, the debt yield and debt service coverage ratios remained below the minimum requirements. Further, the mezzanine debt agreement with Merrill Lynch Mortgage requires that we maintain a minimum net worth of at least $10.0 million which we currently meet.

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Financings

On September 30, 2003, first mortgage debt of approximately $7.0 million of MHA became due. We own 60% of MHA, and MHA’s sole asset is the Crowne Plaza Hotel in Macon, Georgia. The lender initially agreed to extend the term of the debt to December 31, 2003, and then to June 30, 2004, while we explore alternative financing opportunities. We have escrowed foreclosure documents that will allow the lender to foreclose on the property on June 30, 2004 if we have not repaid the mortgage debt by that date. There can be no assurance that we will complete a refinancing on or before the due date or that the lender will grant further extensions. If we are not able to refinance the debt and the lender does not grant further extensions, the property would be subject to foreclosure. A foreclosure on the property would constitute a default of the franchise agreement; therefore, we may be liable for $0.9 million in liquidated damages under the franchise agreement. Total revenues for this hotel were $1.4 million for the three months ended March 31, 2004 and also for the three months ended March 31, 2003. The debt of approximately $7.0 million is included in the current portion of long-term debt in our consolidated balance sheet as of March 31, 2004.

9.	Commitments and Contingencies

Franchise Agreement and Capital Expenditures

We benefit from the superior brand qualities of the Crowne Plaza, Holiday Inn, Marriott, Hilton and other brands, including the reputation of these brands, reservation bookings through their central reservation systems, global distribution systems, guest loyalty program and brand Internet booking sites. Reservations made by means of these franchisor facilities generally account for approximately 30% of our total reservations.

To obtain these franchise affiliations, we enter into franchise agreements with hotel franchisors that generally have terms of between 10 and 20 years. The franchise agreements typically authorize us to operate the hotel under the franchise name, at a specific location or within a specified area, and require that we operate a hotel in accordance with the standards specified by the franchisor. As part of our franchise agreements, we are generally required to pay a royalty fee, an advertising/marketing fee, a fee for the use of the franchisor’s nationwide reservation system and certain ancillary charges. Royalty fees generally range from 3.0% to 6.0% of gross room revenues, advertising/marketing fees generally range from 1.0% to 4.0% of gross room revenues and reservation system fees generally range from 1.0% to 2.0% of gross room revenues. In the aggregate, royalty fees, advertising/marketing fees and reservation fees for the various brands under which we operate our hotels range from 5.0% to 12.0% of gross room revenues.

These costs vary with revenues and are not fixed commitments. Franchise fees incurred for the three months ended March 31, 2004 and 2003 were as follows:

	Three Months Ended

	March 31, 2004	March 31, 2003

	(Unaudited in thousands)
Continuing operations	$5,250	$4,780
Discontinued operations	588	725

	$5,838	$5,505

During the term of the franchise agreements, the franchisors may require us to upgrade facilities to comply with their current standards. Our current franchise agreements terminate at various times and have differing remaining terms, for example, the terms of 5, 13 and 9 of our franchise agreements are scheduled to expire in 2004, 2005, and 2006, respectively. As franchise agreements expire, we may apply for a franchise renewal. In connection with renewals, the franchisor may require payment of a renewal fee,

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

increased royalty and other recurring fees and substantial renovation of the facilities, or the franchisor may elect not to renew the franchise. The costs incurred in connection with these agreements are primarily monthly payments due to the franchisors based on a percentage of room revenues.

If we do not comply with the terms of a franchise agreement, following notice and an opportunity to cure, the franchisor has the right to terminate the agreement, which could lead to a default under one or more of our loan agreements which could materially and adversely affect us. Prior to terminating a franchise agreement, franchisors are required to notify us of the areas of non-compliance and give us the opportunity to cure the non-compliance. In the past, we have been able to cure most cases of non-compliance and most defaults within the cure periods, and those events of non-compliance and defaults did not cause termination of our franchises or defaults on our loan agreements. If we perform an economic analysis of the hotel and determine that it is not economically feasible to comply with a franchisor’s requirements, we will either select an alternative franchisor or operate the hotel without a franchise affiliation.

As of May 10, 2004, we have been notified that we were not in compliance with some of the terms of eight of our franchise agreements and have received default and termination notices from franchisors with respect to an additional three hotels. We cannot assure you that we will be able to complete our action plans (which we estimate will cost approximately $3.8 million) to cure the alleged defaults prior to the specified termination dates or be granted additional time in which to cure any defaults. We are not aware of any other instances of non-compliance with our franchise agreements.

In addition, as part of our bankruptcy reorganization proceedings, we entered into stipulations with each of our major franchisors setting forth a timeline for completion of capital expenditures for some of our hotels. However, as of May 10, 2004, we have not completed the required capital expenditures for 32 hotels in accordance with the stipulations and estimate that completing those improvements will cost $24.6 million. Under the stipulations, the applicable franchisors could therefore seek to declare certain franchise agreements in default and, in certain circumstances, seek to terminate the franchise agreement.

We believe that we will cure the non-compliance and defaults on these hotels before the applicable termination dates, but we cannot provide assurance that we will be able to do so or that we will be able to obtain additional time in which to do so. If a franchise agreement is terminated, we will either select an alternative franchisor or operate the hotel independently of any franchisor. However, terminating or changing the franchise affiliation of a hotel could require us to incur significant expenses, including liquidated damages, and capital expenditures.

To comply with the requirements of our franchisors and to improve our competitive position in the individual markets, we plan to enhance our capital improvement program in 2004.

Letters of Credit

As of March 31, 2004, we had issued two irrevocable letters of credit totaling $3.6 million as guarantees to Zurich American Insurance Company and Donlen Fleet Management Services. These letters of credit will expire in November 2004 but may require renewal beyond that date. All letters of credit are fully collateralized by our cash (classified as restricted cash in the accompanying Condensed Consolidated Balance Sheets).

Self-insurance

We are self-insured up to certain limits with respect to employee medical, employee dental, property insurance, general liability insurance, personal injury claims, workers’ compensation and auto liability. We establish liabilities for these self-insured obligations annually, based on actuarial valuations and our history of claims. Should unanticipated events cause these claims to escalate beyond normal expectations, our financial condition and results of operations would be negatively impacted. As of March 31, 2004, and

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003, we had approximately $10.3 million and $10.0 million accrued for these liabilities, respectively.

There are other types of losses for which we cannot obtain insurance at all or at a reasonable cost, including losses caused by acts of war. If an uninsured loss or a loss that exceeds our insurance limits were to occur, we could lose both the revenues generated from the affected hotel and the capital that we have invested. We also could be liable for any outstanding mortgage indebtedness or other obligations related to the hotel. Any such loss could materially and adversely affect our financial condition and results of operations.

We believe that we maintain sufficient insurance coverage for the operation of our business.

Litigation

From time to time, as we conduct our business, legal actions and claims are brought against us. The outcome of these matters is uncertain. However, we believe that all currently pending matters will be resolved without a material adverse effect on our results of operations or financial condition. Claims relating to the period before we filed for Chapter 11 protection are limited to the amounts approved by the Bankruptcy Court for settlement of such claims and are payable out of the disputed claims reserves provided for in our plans of reorganization, which in the case of the Joint Plan of Reorganization, consists of our securities, and in the case of the Impac Plan of Reorganization, consists of $0.1 million of cash as of March 31, 2004. We have reserved for all claims approved by the Bankruptcy Court which have not yet been paid.

10.	New Accounting Pronouncements

On July 1, 2003, in accordance with SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, we reclassified the Preferred Stock to the liability section of the consolidated balance sheet and began presenting the related dividends in interest expense. Prior to the adoption of SFAS No. 150, we presented the Preferred Stock between liabilities and equity in our consolidated balance sheet (called the “mezzanine” section) and reported the Preferred Stock dividend as a deduction from retained earnings with no effect on our results of operations. In accordance with SFAS No. 150, the Preferred Stock and the dividends for the period prior to July 1, 2003, have not been reclassified. Thus the Preferred Stock dividend for the three months ended March 31, 2004 of $4.3 million is presented as part of interest expense while the Preferred Stock dividend for the three months ended March 31, 2003 of $3.8 million is presented as a deduction from retained earnings.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”), to address perceived weaknesses in accounting for entities commonly known as special-purpose or off-balance-sheet. In addition to numerous FASB Staff Positions written to clarify and improve the application of FIN 46, the FASB recently announced a deferral for certain entities, and an amendment to FIN 46 entitled FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (“FIN 46R”). FIN 46 establishes consolidation criteria for entities for which “control” is not easily discernible under Accounting Research Bulletin 51, Consolidated Financial Statements, which is based on the premise that holders of the equity of an entity, control the entity by virtue of voting rights. FIN 46 provides guidance for identifying the party with a controlling financial interest resulting from arrangements or financial interests rather than from voting interests. FIN 46 defines the term “variable interest entity” (“VIE”) and is based on the premise that if a business enterprise absorbs a majority of the VIE’s expected losses and/or receives a majority of its expected residual returns (measure of risk and reward), that enterprise (the primary beneficiary) has a controlling financial interest in the VIE. The assets, liabilities, and results of the activities of the VIE should be included in the consolidated financial statements of the primary beneficiary. We were required to adopt the provisions of

LODGIAN, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FIN 46R relating to any interests in special-purpose entities (SPEs) as of December 31, 2003. In addition, during the first quarter of 2004, we were required to apply the provisions of FIN 46R to any other entities falling within its scope. The adoption of FIN 46 and the counterpart revision (FIN 46R) has not had and is not expected to have a material impact on our financial position and results of operations.

11.	Related Party Transactions

Richard Cartoon, our Executive Vice President and Chief Financial Officer between October 4, 2001 and October 13, 2003, is a principal in a business which we retained in October 2001 to provide Richard Cartoon’s services as Chief Financial Officer and other restructuring support and services. In addition to amounts paid for Richard Cartoon’s services as Chief Financial Officer, we were billed $28,000 and $52,000, including expenses, for other support and services provided by associates of Richard Cartoon, LLC for the three months ended March 31, 2004 and 2003, respectively. Richard Cartoon, LLC may continue to provide restructuring support and services in the short-term.

12.	Subsequent Events

As previously discussed, between November 1, 2003 and May 10, 2004, we sold an office building and nine of the hotels identified for sale. One of these hotels was sold in 2003, five were sold in the first quarter of 2004 and three were sold subsequent to the first quarter 2004. Summarized below is certain financial data relating to the three hotels sold between April 1, 2004 and May 10, 2004:

(Unaudited in thousands)

Aggregate sales price	$20,678
Carrying value of property, plant and equipment at March 31, 2004	14,553
Debt paid down from sales proceeds	18,141
Total revenues for the three months ended March 31, 2004 ($2.6 million for the three months ended March 31, 2003)	2,793
Direct operating expenses for the three months ended March 31, 2004 ($1.2 million for the three months ended March 31, 2003)	1,153

Marriott Denver Airport
Aurora, CO

Holiday Inn Express
Palm Desert, CA

Holiday Inn Sunspree Resort
Surfside Beach, SC

Courtyard Buckhead
Atlanta, GA

Crowne Plaza
West Palm Beach, FL

Courtyard Buckhead
Atlanta, GA

Crowne Plaza
West Palm Beach, FL

Crowne Plaza
West Palm Beach, FL

Hilton
Fort Wayne, IN

Holiday Inn Melbourne
Indialantic, FL

Hilton
Columbia, MD

DoubleTree Club
Philadelphia, PA

18,285,714 Shares

LODGIAN, INC.

Common Stock

PROSPECTUS

Merrill Lynch & Co.

Citigroup
Banc of America Securities LLC
Legg Mason Wood Walker
Incorporated

Raymond James

June 22, 2004